FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 April 2007

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes Annual Report & Accounts 2006 – 5 April 2007

99.2	Cadbury Schweppes Summary Financial Statement 2006 – 5 April 2007

99.3	Cadbury Schweppes Form of Proxy – 5 April 2007

99.4	Cadbury Schweppes Notice of Annual General Meeting 2007 – 5 April 2007

99.5	Chairman’s Letter

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	5 April 2007

Exhibit 99.1

Cadbury Schweppes

a passion for winning

Annual Report & Accounts 2006

We are the world’s largest confectionery
company and have strong regional beverages
businesses in North America and Australia.
We make, market and sell unique brands
which give pleasure to millions of people
around the world every day.
We are recognised as a highly respected
company and an employer of choice.

01	Performance highlights and strategic review
41	Directors’ report
45	Corporate governance report
53	Directors’ remuneration report
69	Financial review
95	Financial record
101	Financial statements
173	Financial statements for Cadbury Schweppes plc
185	Shareowner information
188	Index
Registered Office and Group Headquarters	Registrars
25 Berkeley Square, London W1J 6HB, UK	Computershare Investor Services PLC,
Registered in England and Wales No. 52457	P.O.Box 82,
Telephone number +(44) (0) 20 7409 1313	The Pavillions,
Bridgwater Road,
www.cadburyschweppes.com	Bristol BS99 7NH, UK
Tel: +(44) (0) 870 873 503
Group Secretary	Fax: +(44) (0) 870 703 6103
Hester Blanks

Senior independent non-executive Director Roger Carr is our senior independent non-executive Director and our Deputy Chairman. He may be contacted at the registered office as detailed above.

Performance highlights 2006
>	Revenue growth of 4%[1], driven by innovation and by emerging markets +10%

>	Underlying profit before tax +9%

>	Confectionery revenues +4%; gum revenues +10%; Trident +23%

>	Beverage revenues +4%; 60bps share gain in US carbonates; Dr Pepper +2%

>	Underlying margins flat, despite increases in commodity costs and growth investment

>	Dr Pepper/Seven Up Bottling Group performing in line with acquisition case

>	Proposed final dividend +10% to 9.9p taking full year increase to +8%

Except where stated all movements are at constant exchange rates.
[1]	Like-for-like revenue growth at constant currency.

			Reported	Constant
			currency	currency
£ millions	2006		growth	growth	[2]	2005

Revenue

– Base business	6,628		+3%	+4%		6,432

– Acquisitions/Disposals	799					–

Total	7,427		+15%	+16%		6,432

Underlying profit from operations[1]	1,073		+5%	+6%		1,025

Profit profit from operations	909		-9%	-7%		995

Underlying profit before tax[1]	931		+8%	+9%		865

Profit before tax	738		-12%	-10%		835

Discontinued operations	642					76

Underlying EPS1&3	31.6		-7%	-5%		33.9

Reported EPS[3]	56.4					37.3

Dividend per share	14.0	p	+8%	n/a		13.0	p

[1]	Cadbury Schweppes believes that Underlying profit from operations, Underlying profit before tax, Underlying earnings and Underlying earnings per share provide additional information on Underlying trends to shareowners. The term Underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit. (see Note 1(y), page 122).

[2]	Constant currency growth excludes the impact of exchange rate movements during the period.

[3]	EPS is presented on a basic total group basis including earnings contributed by Europe, Syria and South Africa Beverages.

Revenue growth[1]	Margin[2]	Free Cash Flow[3]	Dividend growth
+4%	14.4%	£200m	+8%

[1]	Like-for-like revenue growth at constant currency.

[2]	Underlying margin including the effect of acquisitions and disposals at reported exchange rates.

[3]	Free Cash Flow as defined on page 71.
Cadbury Schweppes Annual Report & Accounts 2006 Performance highlights 01

Business overview

Americas Beverages
Americas Beverages sells carbonated and
non-carbonated drinks in the US, Canada
and Mexico. In carbonates, it has leading
brands in the flavours (non-cola) category,
including Dr Pepper, 7 UP, A&W, Sunkist,
Peñafiel, Schweppes and Canada Dry. Its
non-carbonate brands include still fruit
juices, iced teas and water, with Snapple,
Mott’s, Hawaiian Punch and Clamato being
the four largest brands. It also distributes
brands owned by third-parties, such as
Monster energy drink, Glaceau vitamin
water and Fiji mineral water.

35%	47%
Share of Group revenue	Share of Group profit*

Americas Confectionery
Americas Confectionery sells gum and
candy in all of the major countries in North
and South America, and chocolate mainly
in Canada and Argentina. Its largest markets
are the US, Canada, Mexico, Brazil and
Argentina. Its biggest brands are Trident,
Dentyne, Halls and Bubbaloo/Bubbalicious.
A new gum brand, Stride, was launched
in the US in 2006. Other important brands
include Cadbury, Clorets, Chiclets,
Swedish Fish, Sour Patch Kids, Mantecol
and Beldent.

18%	17%
Share of Group revenue	Share of Group profit*

We’re organised around four regional operating units supported by six global functions.
The head of each region and function sits on the Chief Executive’s Committee (CEC). The functions’ role is to drive world-class performance across the operating regions.

*	Underlying profit from operations excluding central costs.
02 Business overview Cadbury Schweppes Annual Report & Accounts 2006

Europe, Middle East and Africa
Europe, Middle East and Africa (EMEA)
includes our businesses in Western and
Eastern Europe (including Russia), Southern
and West Africa, and the Middle East.
The UK is its largest business, selling
chocolate and candy; Trident gum was
launched in the UK in early 2007. EMEA’s
other major businesses are in France,
South Africa, Russia, Nigeria, Ireland, Poland,
Turkey, Spain and Egypt. In chocolate, brands
include Cadbury, Wedel, Poulain and Green
& Black’s; in gum, Hollywood, Trident,
Stimorol and Dirol; and in candy, Bassett’s,
Halls, Maynards and Trebor.

31%	23%
Share of Group revenue	Share of Group profit*
Every function has a team in each region with these regional groups co-ordinated by a small central team. This structure allows the functions to develop and implement global strategies and processes while remaining closely aligned with the regions’ commercial interests.
Global Commercial’s role is to develop global strategies and solutions for categories, customers and markets that enable the regions to generate higher sales growth than they could on their own.

Asia Pacific
Asia Pacific’s largest business is an
integrated confectionery and beverage
business in Australia. Its main confectionery
businesses are in New Zealand, Japan, India,
China, Thailand, Malaysia and Indonesia.
In confectionery, as well as selling Cadbury
branded products, it sells candy under the
Trebor and The Natural Confectionery
Company brands in Australia; candy and
gum under the Halls, Clorets, Trident and
Dentyne brands in Japan, Thailand and
Malaysia; and Halls and Bournvita in India.
Its main beverages brands in Australia are
Schweppes and Cottee’s.

16%	13%
Share of Group revenue	Share of Group profit*
Working with Science and Technology, which leads the Group’s technical innovation programme, Global Commercial also develops the Group’s innovation pipeline. Global Supply Chain is responsible for the supply of product to the Group’s customers, and its role covers raw material supply, manufacturing, logistics and working capital management.
Our other functions are Human Resources, Finance and IT, Legal and Secretariat. Detailed descriptions of the six functions are given on pages 29-31.

Cadbury Schweppes Annual Report & Accounts 2006 Business overview 03

Chairman’s statement
2006 proved to be a challenging year for Cadbury Schweppes but I am pleased to report that Underlying business performance was satisfactory and most of our major financial targets were achieved.
Sir John Sunderland Chairman

Key highlights in 2006
>	Reported sales were £7.4 billion, a like-for-like increase of 4%, in the middle of our target range of 3% to 5%.

>	Free Cash Flow at £200 million brings our three-year cumulative total to £1.0 billion versus our four-year target of £1.5 billion.

>	Underlying operating margins excluding acquisitions and disposals were flat, below our target range of 50 to 75 basis points. We faced a demanding cost environment, particularly in energy, transport, packaging and sugar, but cost savings in other areas enabled us to maintain margins whilst simultaneously investing in our growth agenda.
Our strategy of focusing on the development of our global confectionery business and our regional beverages portfolio continued to evolve. A number of acquisitions and disposals were made in the year which strengthened these businesses.
Operations
Our global business is divided into four major operating regions. Three of these – our Americas Confectionery and Beverage businesses and Asia Pacific – performed strongly in 2006 and delivered handsomely against their key financial targets. It is a particular pleasure to report how well our Adams acquisition has now been integrated into our confectionery businesses around the world and what an important contribution it continues to make to our accelerated revenue growth.
Our EMEA business (Europe, Middle East and Africa) had a more difficult year as it dealt with the triple impact of a slow start to the year, a major product recall in the United Kingdom in the summer and the discovery of accounting irregularities in our majority-owned Nigerian business in the autumn. We have dealt with the implications of all these issues and the lessons learned have been applied across the whole of our business.

04 Chairman’s statement Cadbury Schweppes Annual Report & Accounts 2006

Strategy
We are committed to building a global confectionery business based on the three components of chocolate, chewing gum and sugar confectionery. While our focus has continued to be on the development of the Adams business, we made a number of small acquisitions during the year, notably Dan Products in South Africa, increased our holding in our Kent business in Turkey to 95% and moved to a majority holding in Cadbury Nigeria. We also continued to dispose of businesses which do not fit naturally into our confectionery and beverages portfolio, for instance, Bromor Foods in South Africa and Holland House Cooking Wines and Slush Puppie in the US.
In beverages, we have continuously sought to exit those markets where our competitive position is not sufficiently robust and to strengthen our regional presence in those markets where it is. To this end, in February we completed the sale of our beverages business in Europe and later in the year also sold our beverage operations in Syria and South Africa. Our beverage portfolio is now concentrated in the US, Canada, Mexico and Australia and accounts for nearly 50% of our total operating profit.
We further bolstered our US business through the acquisition of the Dr Pepper/Seven Up Bottling Group in which we had previously held a minority stake. Ownership of this and other acquired bottling businesses allowed us to consolidate our brand ownership and bottling assets in the US into one cohesive unit, thus creating a far stronger amalgamation of strategic purpose, route-to-market and cost savings. Integration of these businesses has proceeded most effectively and they made a positive contribution to earnings within the year.
Corporate and Social Responsibility
Cadbury Schweppes regards itself as an integral part of the economies in which it operates. In each we seek to provide employment, opportunity, contribution to local tax revenues and to have a community of interest with all sectors of the societies in which we are present. Our commitment to minimising the impact of our operations on the environment and the work of our community programmes in their outreach to the disadvantaged are illustrations of this purpose.
Our biennial Corporate and Social Responsibility Report was published this year and expands on these matters in substantial detail.

Reputation
Our reputation is of crucial importance to the Company and everybody who works in it. Very occasionally we make mistakes, as evidenced in the events that led to the product recall in the United Kingdom in the summer. Such events are extremely rare and when they do occur we seek to learn every possible lesson from them to ensure that there can be no repetition. Every employee in the Company, individually and collectively, has a role as guardian of our reputation and I know they share with me a deep concern to ensure that we do not let consumers and ourselves down.
We now employ over 70,000 people around the world and my and the Board’s thanks go to them for this stewardship and for their contribution to a successful 2006. Their standing, and the constancy of this delivery, was recognised for the 11th year in a row as Cadbury Schweppes was voted amongst the top ten in Management Today’s peer poll of Britain’s Most Admired Companies.

Board changes
We welcomed Sanjiv Ahuja to the Board in May and Ray Viault in September, both as non-executive Directors. Sanjiv brings entrepreneurial insight and international business perspectives and Ray depth of experience in the fast moving consumer goods industry with particular knowledge of the United States. In February 2007, we announced the appointment of Ellen Marram as a non-executive Director with effect from 1 June 2007. Ellen has a highly successful background in beverages and related industries in the US.
At the end of 2006, Baroness Wilcox resigned after almost ten years’ service. We are hugely indebted to Judith for her support and contribution over that period, and particularly for chairing our Corporate and Social Responsibility Committee from its inception and for her work in engaging with minority interests both outside and within the Company.
Dividend
The Board will be proposing a final dividend of 9.9 pence an increase of 10%, bringing the total increase for the year to 8%. This reflects a decision by your Board to increase the proportion of profits paid back to shareowners through dividends.
Outlook
We expect another good year of revenue growth in 2007, supported by a broad innovation programme. We are making a substantial investment in organic growth opportunities including the launch of chewing gum in the UK. While we are seeing increased costs in our beverages operations in 2007, we continue to implement cost reduction opportunities both from our Fuel for Growth and other efficiency programmes.
We enter 2007
with confidence

Cadbury Schweppes Annual Report & Accounts 2006 Chairman’s statement 05

Strategic review	08

Transforming our performance	08

2006 performance against goals and priorities	10

Outlook for 2007	15

Opportunities to grow value	16

Our new goals	17

Board of Directors	18

Chief Executive’s Committee	20

Description of Business	21

The business today	22

Organisation structure and management	25

Functions	29

Market environment	32

Capabilities	34

People capabilities	35

Risk factors	38

Forward-looking statements	40

Comparative statements	40

In the discussion of our business performance we describe the year-on-year change in our financial performance. In order to highlight the Underlying like-for-like performance of the business this excludes the effects of restructuring costs, amortisation and impairment of intangibles, non-trading items, exceptional items, IAS 39 adjustment and the tax impact of these items. We also show the movements after allowing for the effects of exchange rates, acquisitions and disposals.

For a detailed discussion of the Underlying earnings measures see page 70.

Strategic review
In 2003, we set out to transform our performance and create a stronger business, better able to deliver superior and sustainable returns. This meant simplifying our structure and improving our management and capabilities. We also needed to reduce our costs and realise synergies from the Adams acquisition to improve our margins and allow us to reinvest in generating a step-change in revenue growth.

We set five goals to focus our energy and measure our performance, both internally and externally. Since 2003, we’ve made good progress against these goals. We delivered above average returns to our shareowners and improved our structure, culture and capabilities. We now have much stronger confectionery and beverages businesses and enhanced capabilities to support them.
We also set three financial goals in 2003, for sales, margin and cash flow. We delivered much improved revenue growth in line with the goals we set and improved cash flow generation.
Although we improved our margins, our margin performance was below the goal we set ourselves, because of significant increases in raw material costs in each of the last three years, events in the UK and Nigeria, and our continued investment behind revenue growth.
How we’ve performed against our financial goals:

2003
	Financial goal	2004-2006

Revenue growth	3-5% p.a.	5.1% average p.a.	[1]

Margin growth	50-75bps p.a.	27bps average p.a.

Free Cash Flow	£1.5bn in	£1.0bn in
generation[2]	2004-2007	2004-2006

08 Strategic review Cadbury Schweppes Annual Report & Accounts 2006

We have achieved the goals
we set ourselves in 2003

Our goals 2004-2007		Our achievements 2004-2006

1	Deliver superior shareowner performance
We delivered above average shareowner returns of 63%. We accelerated revenue growth, increased margins and cash flow, and are on track to deliver £360m of cost savings from our Fuel for Growth programme.

		5.1%	27bps	£1.0bn
		average revenue growth p.a.[1]	average margin growth p.a.	of Free Cash Flow generated[2]

2	Profitably and significantly increase global confectionery share	We are now the world’s largest confectionery company, with good exposure to higher growth and margin categories. We exceeded the Adams acquisition plan and delivered it one year early.
		5.3%	60bps	11.1%
		average revenue growth p.a.	global market share growth[3]	emerging markets revenue growth p.a.

3	Profitably secure and grow regional beverages share	We sold Europe Beverages to focus on our stronger North American and Australian businesses, and acquired US bottlers, enhancing our manufacturing and distribution capabilities.
		4.6%	4.7%	2.9%
		average revenue growth p.a.[1]	US carbonated revenue growth p.a.	US non-carbonated revenue growth p.a.

4	Ensure our capabilities are best in class	We created a high performance culture and transformed the quality and capabilities of our people. We invested in growth, notably in sales and marketing and in Science and Technology.
		25%	£15m	£90m
		of top leaders new to CS	spent on global consumer study	increase in growth investment[4]

5	Nurture the trust of our colleagues and the communities in which we do business	We continued to build on our long tradition of social responsibility, and have developed a global strategy to achieve our aims.
		>90%	30	>1%
		employees proud to work for CS	CSR awards received	of pre-tax profit invested in the community

1 Excluding Europe Beverages     2 at 2003 exchange rates at the time goals set     3 in 2004 and 2005 Source: Euromonitor 2005     4 2005 and 2006

Cadbury Schweppes Annual Report & Accounts 2006 Strategic review 09

Strategic review continued

2006 performance against goals and priorities
In October 2003, following the acquisition of the Adams business, we set our five strategic goals and ten priorities for 2004-2007, to focus our effort and resources on a small number of clear objectives. This review focuses on our performance against our goals and priorities in 2006.
We made significant operational and strategic progress despite challenges in our Europe, Middle East and Africa region.

1	Deliver superior shareowner performance

Priorities:

>	Deliver annual contract

>	Execute Fuel for Growth and focus on Free Cash Flow

Our goal is to deliver superior returns to our shareowners by delivering superior business performance. We measure shareowner returns by looking at the total return on our shares, or TSR (share price growth plus the value of reinvested dividends).
Following strong performances in 2004 and 2005, our 2006 return was 4%, below the average of 11% for our peer group, primarily because of three factors: the slow start to the year, the impact of the product recall in the UK and the significant overstatement of Cadbury Nigeria’s financial position uncovered in November. Nevertheless, over the 2004-2006 period, our return was 63%, above the peer group average of 50%.

Peer group average TSR performance (%) 2004-2006

Our first priority in 2006 was to deliver our annual contract. We measured this against the financial goal ranges which we set in 2003. These were (all on a constant currency basis):
>	To grow revenues on a like-for-like basis by 3-5% every year (excluding acquisitions and disposals)

>	To improve Underlying operating margins by 50 to 75 basis points each year
>	To generate Free Cash Flow of £1.5 billion over the period 2004-2007
The table below shows our performance in 2004-2006 against these financial goal ranges:
2004-2006 Financial performance against our goal ranges

	Goal ranges	(52 weeks)
	2004-07	2004	2005	2006

Revenue growth	3-5% p.a.	5%*	6%*	4%*

Margin growth	50-75bps p.a.	+50bps	+30bps	0bps

Free Cash Flow	£1.5bn over	£265m	£450m	£242m
generation#	4 years

* excluding Europe Beverages.
# at 2003 exchange rates.
In 2006, we grew like-for-like revenues by 4%. Three of our four regions, Americas Beverages, Americas Confectionery and Asia Pacific, continued to grow strongly. Our confectionery and beverages businesses both contributed equally to this growth, and we grew our emerging market businesses by 10%, the third successive year of double digit growth. Acquisitions net of disposals added a further £800 million, or 12%, to our revenues.
While we did not achieve our margin goal, we maintained our Underlying margins at 15.9% (excluding acquisitions, disposals and exchange), with cost savings offsetting our third consecutive year of significant input cost increases, and enabling us to once again grow our investment in growth and capabilities.
Acquisitions and disposals (primarily the bottling acquisitions in the US and the move to majority ownership in Nigeria) diluted our operating margins by 140 basis points. We estimate that the impact of the UK product recall on the Group’s revenues and Underlying profit from operations in 2006 was £30-£35 million and £5-£10 million respectively.
Our Free Cash Flow for the year was £200m, down from £400m in 2005. Cash flow was significantly impacted by the one-off items in respect of the UK recall, financial overstatement in Nigeria and the acquisition of CSBG which amounted to around £100m. Excluding these items, our Underlying Free Cash Flow would have been around £300m. Other factors impacting our Free Cash Flow in 2006 were higher capital spend and an increase in cash tax payable reflecting accelerated tax payments in several countries.
We continued to strengthen our ability to deliver long-term sustainable growth through investments in growth initiatives, such as brand marketing and capabilities. We spent £35 million more on these areas in 2006 than in 2005, having increased our spend in 2005 by £56 million.
Our Fuel for Growth programme once again delivered cost savings in line with expectations, with £90 million of savings made in 2006. This brings total cost savings from the programme since it began in the middle of 2003 to £270 million. We have reinvested a proportion of these in our businesses, as we committed to do when we launched the programme in 2003.

10 Strategic review Cadbury Schweppes Annual Report & Accounts 2006

Delivering Fuel for Growth

	2003	2004	2005	2006

Factories closed/sold	6	3	6	16

Headcount reduced	1,000	1,100	1,900	1,600

Gross cost savings	£20m	£70m	£90m	£90m

In 2006, our acquisition and disposals activity was mainly in our beverages businesses, where we exited our less advantaged businesses and significantly strengthened our US business. We also made acquisitions in emerging markets confectionery businesses. These investments are discussed under our confectionery and beverages goals (Goals 2 and 3 respectively).

2	Profitably and significantly increase global confectionery share

Priorities:

>	Invest, innovate and execute

>	Leverage Smart Variety

In confectionery, we continue to hold the leading share of the global market, with a 10% share, and in 2005 widened our lead against our nearest competitor by a further 30 basis points to 90 basis points.
Global confectionery market shares

	2003	2004	2005

Cadbury Schweppes	9.3%	9.7%	9.9%

Mars	9.5%	9.1%	9.0%

Nestlé	7.8%	7.9%	7.8%

Wrigley	4.4%	4.9%	5.8%

Hershey	5.8%	5.5%	5.5%

Ferrero	4.3%	4.4%	4.4%

Kraft	4.9%	5.0%	4.3%

Source: Euromonitor 2005
In confectionery, like-for-like revenue growth was 4% with the impact of the difficult trading in the UK reducing growth by 2%. We grew or maintained our share in 13 of our top 20 markets which account for over 90% of our total confectionery revenues. Innovation again played a key role in driving growth as did emerging markets, which grew by 10%.
Our performance in gum was excellent with good performances in all regions contributing to 10% revenue growth. We continued to see strong share gains in the US with a 300 basis point gain giving us a record share of 32%. This share gain was driven by a combination of innovation behind Trident and the launch of a new brand Stride in June which by December had captured 2.9% of the US$3.6 billion US gum market.
In EMEA, the further roll-out of centre-filled gum and the launch of bottle gum across Europe benefited performance.
Centre-filled gum is a strong example of our ability to exploit our broad product range, geographic reach, routes to market and manufacturing capabilities under our Smart Variety growth initiative. It is now available in 13 countries worldwide under local and regional brands: Trident, Hollywood, Stimorol and Dirol. In 2006, it was launched in Russia, Spain, Portugal, Norway and Denmark and we launched new flavour variations in France, Greece, Sweden and North America.
In early 2007, centre-filled gum was one of two products we launched into the UK market under the Trident brand, the other being a soft-chew gum with a long-lasting flavour, Trident Soft, which uses the flavour encapsulation technology developed for Stride in the US.
Chocolate had a more difficult year given the impact of the product recall in the UK with revenues up 1%. Outside the UK, growth remained healthy at 5% driven by innovation in premium, wellbeing (dark chocolate and lower sugar) and affordable products.
Innovation included premium Eden chocolate in Australia, and affordable offers in South Africa, where Cadbury Dairy Milk grew 8% and in India, where our chocolate share reached 72%.
In the UK, we increased the rate of innovation and our marketing spend in the second half of the year, launching Cadbury Dairy Milk Melts, a premium indulgence treat, Cadbury Flake Dark, a dark chocolate addition to the Flake brand, and Cadbury Highlights, a no added sugar chocolate bar. We also relaunched Cadbury Snaps with new packaging and supported by a new marketing campaign. Our activity will continue in 2007 with strong marketing support for Creme Egg, Cadbury Dairy Milk, and Cadbury Flake. Green & Black’s, our premium organic chocolate brand, continued to grow strongly, with revenues increasing by 20%.
In candy, our focus on affordable, quality products resulted in strong growth (+10%) in emerging markets, for example in India with the introduction of Cadbury Dairy Milk Eclairs Crunch. Similarly, in South Africa, Halls grew by 31% with the launch of new affordable products, and performance also remained strong in Latin America. However, total candy performance was impacted by weaker results from Halls in the US, due to lower demand during the cough and cold season, and from a decline in non-core brands. As a result, overall candy revenues were flat.
We made a number of confectionery acquisitions in 2006, in higher-growth emerging markets. We bought South Africa’s leading gum business, Dan Products, giving us a strong market share position across all three confectionery categories of chocolate, gum and candy. We also purchased a further 30% of our Turkish confectionery business and moved to majority ownership of our Nigerian business.
We also announced our intention to sell two non-core brands and businesses, Allan Candy in Canada and Monkhill in the UK. These disposals will further increase our focus on our core brands.
Cadbury Schweppes Annual Report & Accounts 2006 Strategic review 11

Strategic review continued

3	Profitably secure and grow regional beverages share

Priorities:

>	Invest, innovate and execute

>	Strengthen non-carbonated drinks and route to market

In beverages, following the completion of the Europe Beverages disposal in February 2006, and subsequent sale of our beverages businesses in Syria and South Africa, we are now focused on our strong regional businesses in North America and Australia. We delivered good revenue growth of 4% from these businesses in 2006 driven by investment behind and innovation in our core carbonated and non-carbonated flavour brands, and benefits from our strengthened route to market in the US. Our Mexican and Australian businesses both benefited from strong market growth.
In US carbonates, we grew share for the third year in a row. Most of our core flavour brands performed well as a result of innovation and improved execution, and from the continued shift from colas to non-colas within the carbonates category. Our share grew by 60 basis points, bringing the cumulative increase over three years to nearly 150 basis points.

US Carbonate Share Growth (bps)
Source: Nielsen

The reformulation and relaunch of 7 UP in May with an emphasis on natural ingredients returned the brand to growth in the second half. We capitalised on this momentum with the relaunch of Diet 7 UP in November. Dr Pepper and our other core flavour brands of Sunkist, A&W and Schweppes, continued to grow, with improved execution in the fountain channel benefiting Diet Dr Pepper.
In non-carbonates, our core four brands of Snapple, Mott’s, Hawaiian Punch and Clamato grew by 3%. Improving the performance of Snapple was a particular focus in 2006, with the progressive launch of a range of super-premium Snapple White, Green and Red teas and higher promotional spend. Snapple’s performance improved in the second half. We will be expanding the Snapple range further in 2007, with the launch of a range of super premium classic teas, and a limited range of Snapple mainstream teas in PET bottles manufactured and distributed by our company-owned bottling operations.
In 2006, we strengthened our route to market in the US by reinvesting some of the proceeds from the sales of our non-core beverages businesses in the acquisitions of US bottling companies. Together with our existing operations, over 40% of our volumes are now consolidated into a single, scale, company-owned manufacturing and distribution system. We believe that this consolidation will allow us to significantly reduce our manufacturing and distribution costs and enable us to drive higher revenue growth as we increase our penetration of higher growth, higher margin channels; to be more responsive to our customers’ needs and to better align our commercial programmes. In addition, these acquisitions have also given us increased access to fast-growing categories such as water and energy drinks through distribution rights to brands such as Glaceau (vitamin enhanced water) and Monster (energy drink) and ownership of the Deja Blue water brand.
The largest of these acquisitions was Dr Pepper/Seven Up Bottling Group (now renamed Cadbury Schweppes Bottling Group or CSBG). We expect to realise synergies of US$120 million from this acquisition by 2010, with half realised by the end of 2008. We expect around a third of these synergies to come from cost savings, with the remainder from enhanced growth opportunities. We followed this with the purchase of two smaller bottling companies, All American Bottling Company and Seven Up Bottling Company of San Francisco, later in the year.
These acquisitions have already brought significant benefits. The integration of these bottlers is proceeding well and the performance of our core brands distributed through CSBG has improved, as a result of better execution with our retail partners, reduced complexity and costs, and greater alignment of brand and channel strategies.

12 Strategic review Cadbury Schweppes Annual Report & Accounts 2006

4	Ensure our capabilities are best in class

Priorities:

>	Embed core processes to improve business planning

>	Focus on Supply Chain and transform IT

In 2006, we continued to improve our capabilities across all aspects of our business, including commercial, science and technology, supply chain and information technology, to enable us to deliver our growth and cost saving agenda.
In Global Commercial, we have now trained over 2,000 sales and marketing colleagues in our Building Commercial Capabilities programme, providing them with a standardised framework to determine how we can best win in our markets.
To exploit the advantages of this single global approach, we reorganised our Global Commercial function, creating a global category structure for each of our three confectionery categories – chocolate, gum and candy – and one for beverages. These changes will enable us to better exploit our category strengths, and focus our resources behind fewer and bigger initiatives which we can leverage across multiple markets. Within these categories, we have also identified a small number of growth platforms which we believe will account for a disproportionate percentage of our growth in the future, and which will therefore receive the most resource. Tamara Minick-Scokalo joined us in January 2007 as President, Global Commercial to lead this new category organisation. Details of her previous experience are given on page 25.
We have also continued to invest in our Science and Technology capabilities. Science and Technology annual spend has increased by £27 million since 2003, and we have invested in people, facilities and infrastructure, including opening three new Science and Technology facilities. We have continued to develop our capabilities in the key areas of: sweetener and flavour technologies; new ingredients process, product forms and packaging; and nutrition. We have also significantly increased external partnerships to speed up and enhance product development. We expect to increase our Science and Technology spend by around half a percent of revenue over the next few years.
In October, we announced that we would further aggregate and standardise support services such as IT and back office services, and outsource these where we could gain efficiency savings.
We are creating a global outsourced Shared Business Services organisation to handle back office processes such as invoicing, payroll and travel. This builds on the highly successful creation of a similar Shared Business Services organisation in North America.
In IT, our approach is similar. We are seeking to exploit our global platforms, roll out low-cost modular IT enhancements, and outsource processing and data centres to lower-cost environments.
In supply chain, we continued to improve the efficiency of our manufacturing, distribution and procurement. Our approach is to create efficient manufacturing centres with critical mass, such as our Halls plants in Canada and Colombia, and our gum manufacturing centres in Mexico and Rockford, US.
In 2006, we began construction of a new gum plant in Poland which is due to begin production in 2008. This will replace higher-cost third-party production and provide capacity for expansion. We are also completing construction of a new gum plant in Thailand which will supply Asia-Pacific markets. In beverages, following the acquisition of the bottling companies, we began to improve the efficiency of our US beverages manufacturing network to allow us to produce closer to our customers, increase availability and responsiveness, and reduce our distribution costs.
Cadbury Schweppes Annual Report & Accounts 2006 Strategic review 13

Strategic review continued

5	Nurture the trust of our colleagues and the communities in which we do business

Priorities:

>	Deepen talent pool and increase diversity and inclusiveness

>	Continue high corporate and social responsibility standards through our actions and our brands

Our focus on performance and values is reflected in our fifth goal which is to nurture the trust of colleagues and communities where we operate. This is a broad goal which ranges from continuing to meet consumer needs and environmental sustainability to the engagement, commitment and diversity of our employees through to ethical trading, corporate governance and consumer health. It is our strong belief that doing the right thing in these areas is critical to the long-term success of our business. Over the past three years we have accomplished a great deal with a global strategy which builds on our heritage for ethical business.
In 2006 in our annual global employee survey we were pleased to see a very high level of engagement and commitment from our employees which is of great value to our business. Over 90% say they are proud to work for the company, are committed to its success and understand our core purpose and values. As we continue to change and improve our business, the value of a cohesive culture and committed workforce will be key.
During 2006 our efforts in nurturing colleagues and communities continued to gain recognition with a wide range of awards across a number of different areas. These included corporate and social responsibility awards in several countries including the UK, awards for being a good employer and recognition from the Carbon Disclosure Project for being best in class in response to climate change.
Diversity of talent is increasingly critical. We believe that through diversity we will access the best people and increase the quality of our talent pool; and through inclusiveness we will inspire the best people to deliver superior business performance.
Our agenda of diversity and inclusiveness is driven by a global team, with representation from senior management. Its objective is to employ and grow the most talented people regardless of backgrounds, races, thinking styles and genders.
Over time we expect that all levels of our organisation will reflect the breadth of our communities. Our progress in this area is supported by our Group-wide policy on equal employment opportunities, diversity and inclusiveness and we measure our performance on an annual basis.
Our Board level Corporate and Social Responsibility Committee continued to oversee our progress during 2006 against our five pillars of corporate and social responsibility. Following a full review of our corporate and social responsibility strategy we moved to adopt a number of goals and commitments on sustainability from 2006 to 2010. We also published our third biennial corporate and social responsibility report in 2006 which reviews our progress. We continue to strengthen our corporate and social responsibility programme and in 2006 moved to incorporate external assurance on key areas.
We have continued to focus on the consumer health arena. Our overall strategy for consumer issues is managed and co-ordinated by a committee chaired by our Chief Executive Officer. We are informed by internal and external expertise and have appointed a Global Nutrition Director and set up an External Nutritional Advisory Group. Our focus ensures that we are engaged with a range of governmental and non-governmental organisations so we can play an active and constructive role in developing our response to consumer health issues. We continue to enforce our global marketing Code of Practice.
In early 2006 with the introduction of ‘Be Treatwise’ labelling and responsible consumption message for our products in the UK we provided consumers with more information about our brands content expressed as proportions of recommended Guideline Daily Amounts (or GDAs). This initiative will help our consumers as they work towards achieving a balanced lifestyle. We have plans to extend this global labelling standard throughout our worldwide business.
We have made a commitment that by 2010 we will increase product choices for consumers with reduced fat, sugar and salt alternatives for all of our core brands and support initiatives that promote physical activity.
Protecting the health and safety of employees is fundamental to how we manage our business. In 2006, we established a Quality, Environment Health & Safety Group, chaired by Steve Driver, President of Global Supply Chain. This group consists of board level representation and senior leadership from different functions to drive forward our agenda in this area. The remit of this committee includes quality and food safety where we are implementing additional programmes to strengthen our performance following the product recall in the UK in 2006.
We have a long tradition of playing an active role in the societies in which we operate. We aim to play our part in creating prosperous, educated, sustainable and healthy communities, and we encourage and support our employees participating in voluntary schemes and community activities. We also support this agenda under our membership of the 1% Club under which members commit to spend 1% of pre-tax profit on non-profit causes. In 2006 the value of Cadbury Schweppes’ contribution to these causes totalled £9.6m or just over 1.3% of our pre-tax profit.

14 Strategic review Cadbury Schweppes Annual Report & Accounts 2006

  Outlook for
 2007

We expect another good year of revenue growth in 2007, supported by an active innovation programme. We are making a substantial investment in organic growth opportunities in support of a number of large initiatives, including:
>	The launch of Trident gum into the UK, leveraging the strength of our existing distribution network

>	Higher marketing and innovation investment in our UK chocolate business

>	Further roll-out of centre-filled gum

>	The expansion of the Stride brand in the US

>	Revitalisation of Snapple, with further innovation in super-premium teas and the launch of a mass market offer

>	Entry into the US$6.8 billion, fast-growing, sports drink market in the US with the launch of Accelerade, a differentiated offer for serious athletes
We are seeing increased costs in our beverage operations in 2007, particularly sweetener costs, but expect energy costs to abate somewhat during the year. We continue to see opportunities to reduce our costs both from our Fuel for Growth programme (which ends in 2007) and other efficiency programmes.

In October 2006, we introduced a new financial scorecard designed to deliver superior shareowner performance through a balance of revenue and margin growth over time, combined with more aggressive management of the Group’s capital base. Management of the Group’s capital base includes internal capital allocation decisions, acquisitions and disposals, and the return of surplus funds to shareowners by way of dividends or share buybacks.
From 2007 we will assess our financial performance against this scorecard and will build on the progress achieved in recent years by focusing our efforts on meeting these measures.
We have a business model that we believe is capable of sustainable top-line growth driven by advantaged positions in emerging markets, our strength in gum and our investment in innovation. We will maintain a relentless focus on cost and efficiency and will improve margins over time.

Our new financial scorecard
>	Revenue growth of 3-5% per annum

>	Growth in margins over time

>	Growth in return on invested capital over time

>	Dividend growth more in line with earnings growth

>	Maintain an efficient balance sheet

Cadbury Schweppes Annual Report & Accounts 2006 Strategic review 15

Strategic review continued

Our strengthened global confectionery
and regional beverages businesses are
giving us new opportunities to grow
and create value. These opportunities
are reflected in our goals and priorities
for 2007 and beyond.
Our aim is to drive superior shareowner returns using all the levers of value creation: revenue growth, margin enhancement and increased capital efficiency. We will exploit and expand our business platforms through innovation, execution in the marketplace, investment and by using Smart Variety to extend our broad product portfolio into new markets. We will reduce costs to ensure we have a competitively advantaged cost base and can release funds to invest in our business, and will manage our capital base by maintaining an efficient balance sheet and growing our dividends more in line with earnings.
Driving innovation through global categories
Our new global category approach means that we can roll out our innovation more rapidly across many markets under our strong local and regional brands. Our aim is to replicate the success we have had with centre-filled gum, which now has annualised sales of over £100 million. As a result, we will be able to increase the efficiency of our innovation processes, by focusing on larger, more innovative products, and reduce the number of different product lines and pack sizes. In turn, this will allow us to unlock savings by further reconfiguring our supply chain.
Focusing on areas with the most potential
Our markets are large, growing and profitable. To sustain our growth in both confectionery and beverages at higher levels, we are intensifying our focus on developing our exposure to faster-growth areas which are aligned with consumer needs.
Within our global categories, we have identified a small number of growth platforms, such as superior indulgence (superior tasting product), wellbeing (focused on the health and functional benefits), affordable products for emerging markets, and gifting. We believe these platforms have the most potential for growth, and therefore they will receive proportionally more of our focus and investment. In the beverages category, our range of Snapple super-premium functional White, Green and Red teas, launched in 2006, are examples of our focus on the fast-growing wellbeing platform. In confectionery our premium Cadbury products such as Dairy Milk Melts and Snaps in the UK exemplify our approach to superior indulgence.
Expanding our reach in confectionery
Although we have global confectionery leadership, in many markets we only sell products in one or two of the three confectionery categories. Smart Variety exploits this growth opportunity by using our existing distribution strength to expand into new categories. In 2007, for example, we are using our powerful distribution in the UK to launch some of our best gum technologies (the long-lasting flavour technology we developed for our new US gum brand, Stride, and centre-filled gum) under our global gum brand, Trident.
In a number of confectionery markets we have little or no presence. We see opportunities to expand into new categories and markets and strengthen our existing presence through bolt-on acquisitions, particularly in emerging markets. Given our current platform and brands, we have greater capacity for exploiting the potential of acquisitions than other confectionery companies and we have strong knowledge of the opportunities. However, we will be disciplined, and will only pursue acquisition opportunities where they can be value creating.
Exploiting our beverages strength
In beverages, we will use our scale and continue to strengthen our distribution to expand the availability of our brands geographically, and in channels where we are currently under-represented, for example convenience stores and restaurants. We will also seek to further develop our presence in higher-growth products, either through our own products or through partnerships with third parties. For example, in 2007, we are launching Accelerade, a protein enhanced ready-to-drink sports beverage for serious athletes.
Increasing efficiency and reducing costs
To underpin margin growth and fund our investments, we must have a relentless focus on cost and efficiency. We have opportunities across all parts of our business, including commercial, general and administration and supply chain costs. Our new category structure will also reduce duplication and complexity and the creation of a global outsourced shared business services organisation will further increase efficiency. In our supply chain, we will further reconfigure our assets to reduce complexity and enhance performance, and continue to improve our procurement processes.
Reinforcing our reputation
Being both performance driven and values led are vital to our long-term business success. In 2006, we adopted new goals and commitments on sustainability for the years to 2010 to support our aim of responsible and sustainable business growth. Together, they remind us that having an engaged and committed workforce, and taking care of our environment and the communities where we live, work and operate, are key parts of our reputation and our business success.

16 Strategic review Cadbury Schweppes Annual Report & Accounts 2006

To help us drive our performance going forward, we have set ourselves new goals and priorities for 2007 and beyond. We have also set a new financial scorecard which is discussed on page 15. We will report against our goals and priorities and our scorecard, and our businesses will be incentivised on measures which are aligned with them. This gives a rigorous structure to ensure our focus is on delivering superior returns.

Our goals		2007 priorities

1	Deliver superior shareowner returns	i ii	Deliver financial scorecard Relentless focus on cost and efficiency

2	Be the biggest and best global confectionery company	i ii	Deliver fewer, faster, bigger, better innovations Expand our platforms via bolt-on acquisitions

3	Be the best regional beverages business	i ii	Exploit our portfolio through innovation and execution Expand our platform through further bottler consolidation

4	Ensure our capabilities are best in class	i ii	Embed commercial and Science and Technology capabilities Leverage our capabilities across Supply Chain, IT and Shared Business Services

5	Nurture trust of colleagues and communities	i ii	Focus on diversity and inclusiveness to help increase the quality and depth of our talent pool Deliver on our CSR sustainability commitments starting with quality and safety
Cadbury Schweppes Annual Report & Accounts 2006 Strategic review 17

Board of Directors and Group Secretary

1 Sir John Sunderland ‡
Chairman
Term of office: Appointed as Chairman in May 2003. Sir John was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2007. Sir John is Chairman of the Nomination Committee.
Skills and experience: Sir John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. He has held senior leadership roles within the Company, including being CEO from 1996 to 2003. Sir John’s experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value. He was knighted in the 2006 Queen’s Birthday Honours list.
Other directorships and offices:
>	Deputy President of the Confederation of British Industry
>	Non-executive Director of Barclays PLC
>	Director of the Financial Reporting Council
>	Advisory Board member of CVC Capital Partners
>	Advisory Board member of Ian Jones & Partners
>	Advisory Board member of Marakon Associates
2 Roger Carr # † ‡
Deputy Chairman and Senior
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent non-executive Director since May 2003. Roger was last re-elected in 2006 and is not retiring or standing for re-election in 2007.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
>	Non-executive Chairman of Centrica plc
>	Non-executive Chairman of Mitchells & Butlers plc
>	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd
>	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
>	Chairman of Chubb plc (2000-2002)
>	Chairman of Thames Water (1998-2000)
>	Chief Executive Officer of Williams plc (1994-2000)
3 Todd Stitzer
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2006 and is not retiring or standing for re-election in 2007.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
>	Non-executive director of Diageo plc
4 Ken Hanna
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006 and is not retiring or standing for re-election in 2007.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition,
Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
>	Non-executive Director of Inchcape plc
5 Bob Stack
Chief Human Resources Officer
Term of office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is not retiring or standing for re-election in 2007.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob’s responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
>	Non-executive Director of J Sainsbury plc
>	Visiting Professor at Henley Management College
6 Sanjiv Ahuja ‡
Independent Non-Executive Director
Term of office: Appointed to the Board on 19 May 2006. Sanjiv is standing for re-election in 2007 at the first Annual General Meeting since his appointment.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
>	Chief Executive Officer of Orange SA
>	Member of France Telecom’s Group Management Committee
>	Non-executive Director of Mobistar SA
>	Non-executive Director of Williams Sonoma, Inc.

18 Board of Directors and Group Secretary Cadbury Schweppes Annual Report & Accounts 2006

7 Dr Wolfgang Berndt #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is not retiring or standing for re-election in 2007.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
>	Non-executive Director of Lloyds TSB Group plc
>	Non-executive Director of GfK AG
>	Non-executive Director of Telekom Austria
>	Board member of the Institute for the Future
>	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998-2001)
8 Rick Braddock #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in June 1997. Rick was last re-elected in 2004 and is retiring at the 2007 Annual General Meeting. He is Chairman of the Remuneration Committee.
Skills and experience: Rick brings to the Board a broad range of consumer, marketing and management experience across several sectors. His business experience in North America benefits the Group, especially with regards to its significant businesses in that region.
Other directorships and offices:
>	Non-executive Director of Eastman Kodak Company
>	Non-executive Director of Marriott International, Inc
>	Non-executive Director of the Lincoln Center for the Performing Arts
>	Chairman of MidOcean Partners
9 Lord Patten ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in July 2005. Lord Patten was last re-elected in 2006 and is not retiring or standing for re-election in 2007. He is Chairman of the Corporate and Social Responsibility Committee.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
>	Chancellor of Oxford University
>	Chancellor of Newcastle University
>	Advisory Board member of Bridgepoint Capital Ltd
>	Advisory Board member of AIG
>	European Commissioner for External Relations (1999-2004)
>	Governor of Hong Kong (1992-1997)
10 David Thompson #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998. David was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2007. He is Chairman of the Audit Committee.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
>	Chairman of the Nottingham Building Society
>	Finance Director of The Boots Company plc (1990-2002)
11 Rosemary Thorne #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2004. Rosemary was last re-elected in 2005 and is retiring by rotation and standing for re-election in 2007.
Skills and experience: Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organisations.
Other directorships and offices:
>	Group Finance Director of Ladbrokes plc (January 2006 to March 2007)
>	Non-executive Director of Abbey National plc
>	Group Finance Director of Bradford & Bingley plc (1999-2005)
>	Member of the Financial Reporting Council
>	Council member of The University of Warwick and Royal College of Art
12 Raymond Viault #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 September 2006. Raymond is standing for re-election in 2006 at the first Annual General Meeting since his appointment.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
>	Director of Safeway, Inc.
>	Director of Newell Rubbermaid, Inc.
>	Director of VF Corporation
>	Vice Chairman of General Mills, Inc. (1996-2004)
13 Hester Blanks
Group Secretary
Term of office: Appointed Group Secretary in July 2005.
Skills and experience: Hester joined the Group in 1984 as a lawyer. She became Board Secretary to Coca-Cola & Schweppes Beverages in 1987, holding a variety of senior legal roles within the business, latterly in 2003 as Legal Director (Group).
Board Committee membership key
#	Audit Committee
†	Remuneration Committee
‡	Nomination Committee
All Directors except Ken Hanna are members of the Corporate and Social Responsibility Committee.
Ellen Marram
Ellen Marram will join the Board in June 2007.

Cadbury Schweppes Annual Report & Accounts 2006 Board of Directors and Group Secretary 19

Chief Executive’s Committee
The head of each region and function sits on the Chief Executive’s Committee (CEC).
This team is responsible for the day-to-day management of our operations and the implementation of strategy.

1 Todd Stitzer
Chief Executive Officer
Chairman of Chief Executive’s Committee
2 Ken Hanna
Chief Financial Officer
3 Bob Stack
Chief Human Resources Officer
4 Hester Blanks
Group Secretary
5 Gil Cassagne
President Americas Beverages
6 Jim Chambers
President Americas Confectionery
7 Steve Driver
President Global Supply Chain
8 David Macnair
Chief Science and Technology Officer
9 Tamara Minick-Scokalo
President Global Commercial
10 Mark Reckitt
Group Strategy Director
11 Matt Shattock
President Europe, Middle East and Africa
12 Hank Udow
Chief Legal Officer
13 Rajiv Wahi
President Asia Pacific

20 Chief Executive’s Committee Cadbury Schweppes Annual Report & Accounts 2006

Description of Business

Our business
Introduction
Our principal businesses are confectionery and non-alcoholic beverages. We have the largest share of the global confectionery market with broad participation across its three categories of chocolate, gum and candy and by geography. In beverages, we have strong regional presences in North America and Australia.
Origins and portfolio development
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppes in 1783, and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes plc. Many of our key brands are long established, having been launched in the late 19th and early 20th centuries, most notably Cadbury Dairy Milk, Dr Pepper and Halls.
Confectionery brands

Brand	Product	Date launched

Cadbury	Cocoa powder	1824

Bassett’s	Candy	1842

Maynards	Candy	1880

Halls Cough Tablets	Cough drop	1893

Dentyne	Gum	1899

Cadbury Dairy Milk	Milk chocolate bar	1905

Chiclets	Sugar-coated gum	1914

Clorets	Breath freshener	1951

Stimorol	Gum	1956

Trident	Sugar-free gum	1962

Bubblicious	Bubble gum	1977

Sour Patch Kids	Candy	1985

Beverages brands

Brand	Product	Date launched

Schweppes	Carbonated water	1783

Mott’s	Apple juice	1842

Schweppes Tonic	Water Quinine-based carbonated drink	1870

Dr Pepper	Carbonated soft drink	1885

7 UP	Carbonated soft drink	1929

Hawaiian Punch	Non-carbonated soft drink	1937

Clamato	Tomato-based drink	1969

Snapple	Non-carbonated soft drink	1972

Over the last 25 years we have significantly changed our geographic and product participation within the confectionery and beverages markets, mainly through a programme of acquisitions and disposals.
We have extended and strengthened our position in certain markets and categories where we believed we could generate faster growth at higher margins, and exited other markets and categories where we felt we had no sustainable competitive advantage and where a sale created value for our shareowners.
The most significant strategic moves over this period have been:
>	1986 and 1987 – sale of the food and beverage and health & household divisions
>	1995 – purchase of Dr Pepper/Seven Up, a carbonated soft drinks business mainly in the US
>	1997 – sale of Coca-Cola & Schweppes Beverages, a soft drink bottling operation, in the UK
>	1999 – sale of beverage brands in approximately 160 markets around the world
>	2000 – purchase of Snapple, a non-carbonated premium beverages business mainly in the US
>	2003 – purchase of the Adams confectionery business, a gum and medicated candy business with strong positions in North, Central and South America
>	2006 – sale of Europe Beverages
>	2006 – purchase of remaining 55% stake in Dr Pepper/Seven Up Bottling Group
Following the sale of Europe Beverages which completed on 2 February 2006, we now have four regional operating units: Americas Beverages; Americas Confectionery; Europe Middle East and Africa (EMEA), which sells confectionery; and Asia Pacific, selling both beverages and confectionery.
In 2006, we purchased a number of US bottling businesses to strengthen our route-to-market for our US beverages business as discussed on page 12. Our confectionery acquisitions in 2006 are discussed overleaf.
In October 2005, we announced that we intended to dispose of a number of small non-core businesses and brands with estimated proceeds of between £250 million and £300 million. We sold Holland House Cooking Wines in 2005, and Grandma’s Molasses in early 2006. The combined proceeds were £37 million. In April 2006, we sold Slush Puppie for £13 million, and in August 2006, we completed the sale of Bromor Foods, our South African beverages business for ZAR 1,160 billion (£109 million). We have also announced that we intend to sell the Monkhill and Allan Candy confectionery businesses, which are based in the UK and Canada respectively, and the Cottee’s Foods jams, marmalades and toppings business in Australia.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 21

Description of Business continued

The business today
Confectionery
Our confectionery strategy is to be the biggest and best global confectionery company by significantly growing our market share through organic growth and acquisition, in our three categories of chocolate, gum and candy. We believe that our strong positions in confectionery markets, by geography and by category, provide us with a robust platform for future growth.
Our growth to date has been both organic and through acquisition, notably Wedel in Poland (1999), Hollywood in France (2000), Dandy in Scandinavia (2002) and Adams (2003). The Adams business is now fully integrated and has exceeded our expectations. The returns from Adams exceeded its cost of capital in 2005, one year ahead of our target schedule.
In 2005, as in 2004, we had the number one share of the global confectionery market (source: Euromonitor 2005), and extended our share lead. We have the largest share of the global confectionery market at 9.9%, an increase of 20 basis points over the previous year (source: Euromonitor 2005). This compares with a market share of 5.2% in 2001. (source: Euromonitor 2005)
We have strong positions in many of the world’s important confectionery markets. We have number one or two market shares in 22 of the top 50 (see table below), and strong positions in all of our geographic regions. We continued to strengthen our confectionery business in 2006, both through investment behind organic growth and through acquisitions.
We made acquisitions in three developing markets in 2006. In June 2006, we acquired Dan Products, South Africa’s leading chewing gum business. In April 2006, we purchased a further 30% stake in Kent, our Turkish confectionery business, taking our stake to 95%. In February 2006, we increased our shareholding in Cadbury Nigeria to 50.02% (see table below).

Number of No. 1 or No. 2 positions in the Top 50 confectionery markets by geography

	Cadbury Schweppes	Nestlé	Kraft	Mars	Wrigley	Ferrero	Hershey

No. 1 position	15	4	4	2	5	1	1

No. 2 position	7	10	5	5	2	4	1

Total confectionery	22	14	9	7	7	5	2

Source: Euromonitor 2005
Main confectionery acquisitions and disposals 1999-2006

Acquired/Disposed;
Date	Company	Country	percent holding	Consideration	Description/Comments

Feb-99	Wedel	Poland	Acquired 100%	£49 million	The number one chocolate brand in Poland at the time of acquisition

Aug-00	Hollywood	France	Acquired 100%	Not disclosed	The number one gum business in France

Feb-02	Cadbury India	India	Share increased from 49% to 94%	£111 million	Buy-out of the minority shares. By the end of 2006, our shareholding had reached 97.4%

May-02	Kent	Turkey	Acquired 65%	US$95 million	Turkey’s leading candy company

Sept-02	Dandy	Denmark	Acquired 100%	£222 million	Fourth largest gum company world-wide at the time of acquisition with key markets in Scandinavia, Switzerland and Russia

Mar-03	Adams	US	Acquired 100%	US$4.2 billion	Second largest gum business worldwide

Sept-04	Moirs	South Africa	Disposed 100%	ZAR152 million	South African foods division

May-05	Green & Black’s	UK	Share increased from 5% to 100%	Not disclosed	Leading UK producer of luxury organic chocolate

Feb-06	Cadbury Nigeria	Nigeria	Share increased from 46% to 50.02%	£20 million	Nigeria’s leading candy and food beverages company

Apr-06	Kent	Turkey	Share increased from 65% to 95%	£54 million	Turkey’s leading candy company

Jun-06	Dan Products	Botswana	Acquired 100%	£33 million	South Africa’s leading chewing gum business

22 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

Our confectionery revenue is generated from products spanning the full range of the market: chocolate, gum and candy. The table below shows our leading market share in the global confectionery market (US dollar share), and our shares in each of these three categories.

Market share in the global confectionery market (US$ share)

	Global
	confectionery
	market	Chocolate	Gum	Candy

Cadbury Schweppes	9.9%	7.5%	25.7%	7.2%

Mars	9.0%	14.8%	–	3.0%

Nestlé	7.8%	12.6%	0.1%	3.2%

Wrigley	5.8%	–	35.9%	2.7%

Hershey	5.5%	8.2%	1.1%	2.7%

Ferrero	4.4%	7.3%	–	1.5%

Kraft	4.3%	7.7%	0.1%	0.4%

Source: Euromonitor 2005

The table below shows the change in percentage contributions to our confectionery revenue on both a product and a geographic basis between 1997 and 2006. In 1997, around 70% of our confectionery revenue was generated by chocolate. In 2006, chocolate accounted for around 45% of our revenue, gum 30% and candy 25%.

We have 64 (2005: 67) confectionery manufacturing facilities. Further details of these facilities are provided on page 32. Our main confectionery brands are Cadbury, Bassett’s, Dentyne, Halls, Hollywood, Stimorol, Dirol, Trebor, Trident and Wedel. Our brands have regional or local strengths, with the exception of Halls, which is sold in every one of our regions. Details of our main confectionery brands by region can be found on pages 2 to 3.
In 1997, nearly 90% of our confectionery revenues were generated in EMEA and Asia Pacific, particularly in the UK and Australia. In 2006 EMEA accounted for around a half and the Americas around 30%, as compared with just over 10% in 1997. In 2006, around one-third of our confectionery revenue was generated in emerging markets, spread across Latin America, Africa, Asia-Pacific and Eastern Europe/Russia.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 23

Description of Business continued

Beverages
Our beverages strategy is to be the best regional beverages business, by exploiting our portfolio through innovation and execution and expanding our platform through selected further bottling acquisitions in the US. Our beverages business is now concentrated in two regions, North America and Australia, where we have strong brands and effective routes to market.
During 2006, we sold our beverage businesses in Europe, Syria and South Africa, markets where we did not have sustainable competitive advantage. We also sold a number of non-core beverage brands in the US. The total consideration from these beverage disposals was £1.4 billion. In the Americas we operate in the US, Mexico and Canada, three of the world’s 10 largest beverage markets. The business operates entirely within the North America Free Trade Agreement (NAFTA) region and generates high returns and cash flow. We increased the scale of our operations and expanded our brand portfolio, particularly in the non-carbonated sector of the beverages market, through the acquisition of Snapple in the US (2000), the Orangina brand globally (2001), and Squirt in Mexico (2002). Following the sale of Europe Beverages, we sell the Orangina brand under licence in the US and licence our US non-carbonated brands in Europe.
In the Americas, the combination of our three North American businesses – Dr Pepper/Seven Up, Mott’s and Snapple – into a single cohesive unit during 2003 and 2004 enabled us to leverage our powerful soft drinks brand portfolio, in both flavoured carbonates (including Dr Pepper, 7 UP, Sunkist and A&W), and in non-carbonates (including Snapple and Mott’s). Having increased our share of the US carbonated soft drinks market in 2005 by 40 basis points to 17.0%, we grew our share further in 2006 to 17.6%. Together, our US beverages and confectionery businesses make us the 10th largest food supplier to the US grocery trade. Similarly in Australia, our combined confectionery and full system beverages businesses make us the third largest supplier of food products to the grocery trade.
In 2006, we significantly strengthened the route to market for our US beverages businesses by the acquisition of the 55% we did not already own of Dr Pepper/Seven Up Bottling Group and two other bottling companies as discussed on page 12.

Main beverages acquisitions and disposals 2000-2006

Acquired/Disposed;
Date	Company	Country	percent holding	Consideration	Description/Comments

Oct-00	Pepsi Lion Nathan	Australia	Acquired 100%	Not disclosed	Acquired the bottling and franchise rights to Pepsi’s brands in Australia

Oct-00	Snapple	US	Acquired 100%	£1.2 billion	Leading US premium non-carbonated beverages business. Main brands were Snapple, RC Cola and Mistic

Jul-01	La Casera	Spain	Acquired 100%	£65 million	Spain’s third largest soft drinks producer

Oct-01	Orangina	France	Acquired 100%	£445 million	Soft drink brands in Continental Europe, North America and Australia

Feb-02	Squirt	Mexico	Acquired 100%	Not disclosed	Acquisition of the Squirt brand in Mexico. We already owned the Squirt brand in the US

Nov-02	Apollinaris & Schweppes	Germany	Share increased from 28% to 100%	£115 million	Buy-out of the remaining 72% interest in our German associate

Feb-06	Europe Beverages	France, Spain and Germany	Disposed 100%	€1.85 billion (£1.26 billion)	Sale of our remaining Europe Beverages businesses

May-06	Dr Pepper/ Seven Up Bottling Group	US	Share increased from 45% to 100%	US$353 million (£201 million)	Acquisition of the largest independent bottler in the US; in addition, £343 million of Dr Pepper/Seven Up Bottling Group debt assumed

June-06	All American Bottling Company	US	Acquired 100%	£32 million	Acquisition of US independent bottler

Aug-06	Bromor Foods (Pty) Limited	South Africa	Disposed 100%	£109 million	Sale of our South African beverages business

Aug-06	Seven-Up Bottling Company of San Francisco	US	Acquired 100%	£26 million	Acquisition of US independent bottler

24 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

Organisation structure and management
Regions and functions
We are organised into four regional operating units and six global functions. Each region focuses on commercial operations in its geographical and product area, and also maintains teams from each of the six functions. The four regions are: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa; and Asia Pacific.
The functions are Global Supply Chain, Global Commercial, Science and Technology, Human Resources, Finance and Information Technology, and Legal and Secretariat. Responsibility for company secretarial matters has been separated from the legal function. Each function has a small central team based at Group Headquarters and regional presences coordinated by the central team.
This structure enables us to focus on delivering our commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.
A description of the regions begins on page 26 and of the functions on page 29.
Board of Directors and Chief Executive’s Committee
The Board is responsible for our overall management and performance, and the approval of our long-term objectives and commercial strategy.
The Chief Executive’s Committee (CEC), which includes the leader of each region and function, reports to the Board and is responsible for the day-to-day management of our operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of our growth, efficiency and capability programmes.
The CEC develops global commercial strategy and addresses supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts, and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board, reports to the Board on the Group’s sources and uses of funds, cash position and capital structure, and reviews the structure and policy of Group borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.
Changes to the composition of the Board and CEC
In 2006 and early 2007 there were a number of changes to the Board and senior management of the Group. Changes to the Board are detailed on page 46 of the Corporate Governance Report. Changes to senior management were as follows:
Tamara Minick-Scokalo joined the CEC as President Global Commercial on 2 January 2007 replacing Nick Fell who left the Group in May 2006. Tamara was previously Senior-Vice President Europe at Elizabeth Arden Inc. and prior to this she was European Manager for Gallo Wines. Her commercial skills were developed at Procter & Gamble where she held a variety of roles over a career spanning 19 years.
Mark Reckitt was appointed to the CEC as Group Strategy Director on 2 January 2007. Mark has been Group Strategy Director since 2004 and in 2005 also became responsible for Mergers & Acquisitions. Mark has held a variety of roles in the Group since joining us in 1989.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 25

Description of Business continued

Regions
The following charts show the relative size of the Group’s regions. Market share information, except where otherwise indicated, is sourced from the latest available information from IRI or Nielsen for 2006.

Revenue by region
Underlying profit from operations1

[1]	For an explanation of Underlying profit from operations and a reconciliation to profit from operations see pages 70 and 109. Percentage share excludes Central. In 2006, 60% of our revenue came from confectionery and 40% from beverages. On the same basis, the Americas regions accounted for 53% of revenue, EMEA 31% and Asia Pacific 16%. Emerging markets accounted for 24% of revenue, with developed markets accounting for the remainder.
Americas Beverages

	2006	% of Group Total	[2]		2006	% of Group Total[2]

Revenue	£2,566m	35%		No of employees[3]	18,372	26%

Profit from operations	£562m	51%		Operating assets	£566m	27%

Underlying profit from operations[1]	£584m	47%		No of production assets	24

Operating margin	21.9%

Underlying operating margin	22.8%

Main markets:	US, Canada, Mexico

Main brands:	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7 UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes, Nantucket Nectars

[1]	For an explanation of Underlying profit from operations and a reconciliation to profit from operations see pages 70 and 109.

[2]	Percentage share excludes Central.

[3]	No. of employees has been calculated assuming CSBG was owned for the full year.

The Americas Beverages region comprises operations in the US, Canada and Mexico. The principal products of the business are carbonated and non-carbonated soft drinks.
In carbonated soft drinks, Americas Beverages participates mainly in the flavours (non-cola) segment, where we own the number one or number two brands in most categories in which we compete. Americas Beverages has a 17.6% share of the US carbonated soft drinks market, the world’s largest. Its main carbonated soft drinks brands are Dr Pepper, which has a 7.5% share of the US market – and 7 UP. We own 7 UP in the United States and Puerto Rico only. Other important brands include Canada Dry, A&W and Sunkist, which is a licensed product. Diet drinks account for approximately 25% of our carbonated soft drinks volume. In non-carbonated drinks, Americas Beverages competes in ready-to-drink teas, juice and juice drinks. Our non-carbonated beverage brands include Snapple, Hawaiian Punch, Mott’s and Clamato. Through the acquisition of Dr Pepper/Seven Up Bottling Group, we acquired the Deja Blue water brand, and the distribution rights in certain territories for other brands including Glaceau vitamin enhanced waters and Monster energy drink and Fiji mineral water.
Our beverage products are distributed through a number of different routes to market. In North America, our carbonated soft drinks brands are manufactured and distributed through company-owned and third-party bottling and canning operations.
The third-party bottlers source beverage concentrate from Americas Beverages, which operates as a licensor. With the acquisition of Dr Pepper/ Seven Up Bottling Group and other US bottlers in 2006 to form Cadbury Schweppes Bottling Group (CSBG), we increased the proportion of our beverage brands manufactured and distributed through Cadbury Schweppes owned bottlers from under 20% to around 40%, and our carbonated soft drinks brands from under 5% to around one-third. Approximately 70% of Dr Pepper volumes are distributed by companies in which our competitors have a significant stake and the remainder primarily through CSBG. CSBG distributes about 45% of our other carbonated soft drinks brands and around 80% of our non-carbonated soft drinks brands. The processes and operations of the independently-owned bottlers are monitored to ensure high product standards. We also provide marketing, technical and manufacturing support.

26 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

In Mexico – the world’s second largest carbonated soft drinks market – we are the third largest beverages company, with 6% of the Mexican carbonated soft drinks market and a 17% share of the non-cola market. Our main carbonated brands in Mexico are Peñafiel, Squirt, Crush and Canada Dry. Peñafiel is the leading brand in the mineral water sector, with a 37% market share.
We manufacture and sell our products both through company-owned bottling operations and third party bottlers. Around 20% of our volume in Mexico is manufactured and distributed by third party bottlers. The balance, including the majority of our brands, is manufactured by company-owned bottling operations.

Americas Confectionery

	2006	% of Group Total	[2]		2006	% of Group Total[2]

Revenue	£1,330m	18%		No. of employees	14,568	21%

Profit from operations	£181m	17%		Operating assets	£325m	16%

Underlying profit from operations[1]	£207m	17%		No. of production assets	10

Operating margin	13.6%

Underlying operating margin	15.6%

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia

Main brands:	Trident, Halls, Dentyne, Bubbas, Clorets, Chiclets, Cadbury, Swedish Fish, Sour Patch Kids, Beldent, Bazooka, Mantecol, Stride

[1]	For an explanation of Underlying profit from operations and a reconciliation to operating profit see pages 70 and 109.

Americas Confectionery operates businesses in all the region’s major countries, including the US, Canada, Mexico, Brazil, Argentina and Colombia. Approximately 55% of sales are in the US and Canada, with the remainder in Mexico and Latin America.
In the US, the world’s largest confectionery market, we have the second largest market share in gum at 32%, mainly through the Trident and Dentyne brands, and the leading share at 53% in cough/cold confectionery through Halls. In 2006, we launched a new gum brand in the US, Stride, which now has a 2.9% share of the US gum market. We are also the largest confectionery company in Canada, the world’s 11th largest confectionery market, with an overall 24% market share and leading market positions in gum, candy and cough confectionery, and a top three position in chocolate. Five brands, Trident, Dentyne, Cadbury Dairy Milk, Caramilk and Mr. Big, account for around 50% of Canada’s sales.
In Latin America, we have the leading overall confectionery market share at 17%, (Source: Euromonitor 2005), more than double that of our nearest competitor. We have a 63% share (Source: Euromonitor 2005) of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. We also have the leading share of the fragmented candy confectionery market at 8% (Source: Euromonitor 2005). We have a broad-reaching distribution infrastructure in Latin America which enables us to supply a highly fragmented customer base of small shops and kiosks. In Mexico, we have a 78% share of the gum market and 85% of the candy market. Other brands sold in the Americas include Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol. We have manufacturing facilities in Canada, the US, Mexico, Argentina, Brazil and Colombia.

Europe, Middle East and Africa (EMEA)

	2006	% of Group Total	[2]		2006	% of Group Total[2]

Revenue	£2,318m	31%		No of employees	23,457	34%

Profit from operations	£205m	19%		Operating assets	£828m	40%

Underlying profit from operations[1]	£276m	23%		No of production assets	35

Operating margin	8.9%

Underlying operating margin	11.9%

Main markets:	UK, France, Poland, Spain, Russia, Turkey, Greece, Egypt, South Africa, Nigeria, Scandinavia

Main brands:	Cadbury, Hollywood, Halls, Wedel, Bassett’s, Trident, Dirol, Stimorol, Kent, Poulain, Trebor, Maynards, Green & Black’s, Bim Bim, Chiclets, TomTom, Bournvita

[1]	For an explanation of Underlying profit from operations and a reconciliation to operating profit see pages 70 and 109.

[2]	Percentage share excludes Central.

The EMEA region includes all of our confectionery businesses in Europe (including Russia), Africa and the Middle East.
The UK is our largest confectionery market in EMEA. We have a leading 31% share in the UK, the world’s second largest confectionery market. We sell chocolate and candy products, under brand names including Cadbury, Trebor, Bassett’s, Maynards, Green & Black’s and Halls. In January 2007, we launched Trident gum in the UK.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 27

Description of Business continued

In Continental Europe, where our main markets are France, Iberia and Poland, we primarily sell gum and candy. France is our largest operating unit and we have the leading position in the French confectionery market – the world’s sixth largest – with a 16% share. We have a 48% share of the French gum market, principally under the Hollywood brand. We also sell candy under the La Pie Qui Chante and Carambar brands, and chocolate, mainly under the Poulain brand. We sell gum under the Trident brand in Spain, Portugal and Greece and Stimorol and V6 in Denmark, Belgium and Sweden. Our candy brands include Halls in Spain and Greece. We sell chocolate under the Wedel and Cadbury brands in Poland, where we have a 15% market share, and also operate in the Netherlands and Switzerland.
Outside Continental Europe, our main businesses in the EMEA region are Russia, Turkey, Egypt, South Africa and Nigeria. In Russia, we have a 27% share of the gum market through the Dirol brand, and we also sell medicated candy under the Halls brand and chocolate under the Cadbury brand. We have the leading share of Turkey’s candy market at 59%, with brands including Kent, Missbon, Olips and Jelibon, and a top three position in gum. We also sell chocolate under the Grand Chocolates and Bonibon brands.
In Africa and the Middle East, our main confectionery operations are in Egypt, South Africa, and Nigeria where we have number one market shares. We are the leading confectionery company in Africa. On 20 February 2006, we announced that we had increased our shareholding in Cadbury Nigeria to 50.02%.
In South Africa we are the number one confectionery company with a share of 35% (Source: Euromonitor 2005). We sell confectionery products under the Cadbury and Halls brands and have a 41% chocolate share. Following the acquisition of the Dan Products business in June 2006, we have a leading share of the South African gum market at 60%. Our Nigerian business sells candy, food beverages and bubble gum. Its lead brands include Tom Tom, the biggest selling candy in Africa, Bournvita, and Bubba bubble gum. In Egypt, we sell products under the Cadbury, Bim Bim and Chiclets brand names and have a 41% share of the confectionery market. We also operate in Morocco, Lebanon, Ghana and Kenya.

Asia Pacific

	2006	% of Group Total	[2]		2006	% of Group Total[2]

Revenue	£1,205m	16%		No. of employees	13,354	19%

Profit from operations	£142m	13%		Operating assets	£354m	17%

Underlying profit from operations[1]	£165m	13%		No. of production assets	25

Operating margin	11.8%

Underlying operating margin	13.7%

Main markets:	Australia, New Zealand, India, Japan, Thailand, China, Malaysia, Indonesia, Singapore

Main confectionery brands:	Cadbury, Halls, Trident, Clorets, Bournvita

Main beverage and food brands:	Schweppes, Cottee’s (Australia only)

[1]	For an explanation of Underlying profit from operations and a reconciliation to operating profit see pages 70 and 109.

[2]	Percentage share excludes Central.

The Asia Pacific region comprises our confectionery operations in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and Schweppes Cottee’s, an Australian beverages and foods business. In 2006, we also entered the Vietnamese market through a third-party distribution agreement.
Australia and New Zealand are our largest markets in the region. Australia is the 12th largest confectionery market in the world. We are the leading company in the Australian confectionery market, and have the number one position in chocolate with a 53% market share, and a strong presence in candy. Our main chocolate brand in Australia is Cadbury. Our Australian beverages business’s products are sold under the Schweppes, Cottee’s, Solo, Spring Valley, Sunkist and Wave brand names. Schweppes Cottee’s also has a licence to manufacture, sell and distribute Pepsi, Red Bull, 7 UP, Mountain Dew and Gatorade. In Australia, we both manufacture, distribute and market our own products and manufacture concentrate and bottle product for other manufacturers. In New Zealand, our brands include Cadbury and Moro, and we have a number one position in the confectionery market with a 46% share.
Other significant markets in this region include India, Japan and Thailand. Our Indian business has a leading presence in chocolate with a 72% market share, and also sells candy under the Eclairs and Halls brands and food beverages under the Bournvita brand. Our Japanese business sells mainly gum under the Recaldent and Clorets brands, and has a number two position in gum with a 18% market share.
We also have leading market shares in Thailand in gum and candy at 62% and 32% respectively. In Malaysia, we have a number one market share in chocolate at 26%, and in gum, through the Dentyne brand, we have a 17% share.
We have manufacturing facilities in Australia, New Zealand, India, Japan, South Africa, Malaysia, Pakistan, Thailand, China and Singapore.

28 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

Functions
Global Supply Chain
The role of Global Supply Chain is to ensure the reliable supply of product to satisfy our customers’ expectations whether manufactured by us or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services. The function is responsible for managing the fixed assets of nearly 100 manufacturing facilities and over 250 warehouses.
Supply Chain is structured to enable shared accountability at the regional level for results and strategy execution day-to-day, while ensuring that cross-regional and step-change supply opportunities are pursued at the functional level. The function is led centrally by the President, Global Supply Chain, supported by the four regional heads of supply chain. Key functional activities are managed centrally and operate on a global basis. They are focused on Technology and Manufacturing Development; Logistics and Customer Operations; Quality, Environment, Health and Safety; Procurement and Ethical Sourcing.
In 2006, a new strategy was developed which focuses on Fuel for Growth, Customer Focus for Growth, and Fit for Growth. We completed investments in new plants in Ireland, Thailand and India, and started building a new plant in Poland for gum. We invested in increased capacity for new gum packaging innovations, and centre-filled pellet gum in preparation for the UK launch in January 2007. Following the change to global categories, we realigned the Global Supply Chain organisation to support them, and started to develop category Global Supply Chain strategies.
We initiated a full review of policies, standards and procedures following the UK product recall, and from this we have developed a Quality and Food Safety Improvement programme. This programme follows the model of the successful Safety Improvement programme which in 2006 resulted in a 50% reduction in Lost Time Accidents across the Group.
The focus areas for 2007 build on those started in 2006, especially relating to global supply chain strategy, and supply strategy for developing regions, particularly Africa and India. Margin is a key focus for improvement through reductions in non-production spend and through low-cost country sourcing, initiatives in procurement, and through continued optimisation and improvement of asset productivity. We will step up our focus on the reduction of complexity in our product portfolios and supply chains, and on making sustained progress in working capital reduction.
We have also launched a programme to increase our focus on customers through better product availability, and further development of sales and operations planning.
Finally, through a continued focus on both safety improvement and quality improvement we will create a zero accident mindset and reinforce confidence in our standards and processes.
Global Commercial
The role of Global Commercial is to facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis. Global Commercial defines category and portfolio strategy; ensures we have best-in-class commercial capabilities; partners with other functions such as Science and Technology and Supply Chain in creating innovation; and co-ordinates brand management, consumer insights, and our strategy for our global customers.
In 2006, we reorganised the function to focus on four global categories of chocolate, gum, candy and beverages. This will enable us to develop consistent, scalable and repeatable strategies for each category to be implemented in multiple markets. We expect that this, in turn, will allow us to co-ordinate, increase the size of, and accelerate the roll-out of our innovation projects, and consequently improve both our efficiency and our execution in the marketplace.
Each global category is led by a Global Category Director who reports to the President, Global Commercial. The Global Category Directors develop overall strategy for their categories with input from the regions and business units. They co-ordinate with regional category directors within each region, and category functional partners in other functions such as Science and Technology, Supply Chain and Finance. The global categories are also supported by innovation, market research and strategy managers.
In 2006, we completed the training element of our commercial capability programme and now have over 2,000 colleagues trained across the Group. The Global Gum Category team ensured the continued roll-out of centre filled gum with launches now in 13 markets and initiated the co-ordinated launch of bottle gum in nine countries starting with France.
Other Global Commercial initiatives included the establishment of world-wide co-ordination for our major global customers which was a key element in achieving higher rates of growth with these customers; as a result, a number of them awarded us preferred status on a global basis. We also established a global centre of excellence to manage our duty free channel and delivered strong growth in sales, profit and market share in this fast growing segment of the market.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 29

Description of Business continued

Science and Technology
Science and Technology leads our technical innovation programme. This function sets and communicates our global technical priorities, establishes and co-ordinates our science agenda, and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin our innovation agenda, including longer-term globally-applicable development programmes. It also co-ordinates nutrition initiatives as a key element of our food policy and together with Group Legal, creates a strategy for our intellectual property assets.
The function is led by a Chief Science and Technology Officer, supported by Science and Technology heads in each region and heads of the Global Science Centre, of Scientific Affairs, and of Process Technology. The teams in each of our business regions have primary responsibility for developing and executing the innovation programmes. This includes prioritising and resourcing all regionally-driven product packaging and process development activities.
We use our own Science and Technology facilities as well as those of suppliers, and have a growing number of external collaborations with university, consultant and industrial partners. Our major Science and Technology facilities are at Reading, UK; Hanover Park, New Jersey, US; and Trumbull, Connecticut, US. The Reading facility provides science and technology support to the Group both globally and to the EMEA region and also supplies third parties. Hanover Park serves Americas Confectionery. Trumbull serves the Americas Beverages region. We also have several other facilities around the world which support local business units, such as those at Bournville, UK; in South Africa; in Paris, France; in Melbourne, Australia; and in India and Singapore.
In 2006, we continued to invest in our Science and Technology capabilities globally, expanding our headcount to over 800, and making new investments such as the Global Gum Centre in the US. Our enhanced technical skills and resources are now aligned behind our new global category structure. In 2006, we also strengthened our knowledge management processes and systems and formed a joint venture with the National University of Singapore to give us access to external expertise in this area.
A key technology focus area for Science and Technology in 2006 was on the application of new sweetener and flavour technologies in new products such as Stride gum, 7 UP beverages and centre-filled gum. We also strengthened our capabilities in nutrition, by appointing a Global Head of Nutrition, and formed an independent Corporate Nutrition Advisory Board, which comprises external scientific experts, and provides insight and advice on nutrition and health.
In 2007, we will continue to invest in technical capabilities, facilities and talent, and broaden our scientific collaborations with third parties. Our focus will be on continuing to expand our technology platforms, especially in areas such as flavour/taste and ingredient systems.
Human Resources
The role of our Human Resources (HR) function is to improve our performance by enhancing the effectiveness of our day-to-day working practices, the capabilities of our people and the quality of their output. It is also responsible for ensuring that the working environment at Cadbury Schweppes reflects our core purpose and values, and enhances our culture. HR supports the business in delivering its goals by putting in place the right people for the right job; by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.
HR is organised to ensure delivery of our People Strategy. The HR leadership team combines regional HR generalists and central world-wide functional experts. The team leads the development of best practice, the co-ordination and ownership of global processes and the strategy for service delivery. The central team includes heads of specific areas such as remuneration and benefits, organisational effectiveness, resourcing and talent development. The regional HR directors are responsible for employee and organisational strategies for their region, and for managing resources to deliver maximum benefit. All the HR processes are supported by a set of minimum standards which are binding on all regions and business units.
Corporate Communication and External Affairs also report to the Chief Human Resources Officer. The purpose of these two departments is to protect, promote our reputation and facilitate opportunities for being values-led, consumer-informed and commercially astute. Organised on the same principle of regional generalist leaders and central specialist experts, the departments have global accountability for internal communication and change management communication; for driving the Corporate and Social Responsibility strategy within the business; for public relations (including corporate, financial and brand public relations); issue and incident management and communication; our corporate websites; and UK, European Union and US public affairs.
During 2007, we will focus on simplifying and making our global performance management systems more robust and effective and on the roll-out of our Passion for People programme (see page 35).
Finance
The role of Finance is focused on a strong business partnership with the commercial operators in the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting our annual contracts (or budgets), for developing our longer-term strategy and for managing acquisitions and disposals. It seeks to act as a business partner and commercial adviser to the regions and other functions in achieving our goals and priorities. It is also responsible for managing our financial communications and relationship with the investment community.

30 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

The Finance function is led by the Chief Financial Officer. It comprises a central team, and units in each of the regions and business units. The central team comprises a number of specialist groups which manage their respective areas on a Group-wide basis, including financial control, financial planning and analysis, tax, treasury, strategy (including mergers and acquisitions), risk management, investor relations and IT.
Key recent priorities have included the implementation of new regulations and accounting standards, compliance with Sarbanes-Oxley legislation, major upgrades to our information systems, and the development of more rigorous capital allocation decision rules.
In 2004 and 2005, we continued to strengthen our finance processes, systems and reporting metrics. We installed major new information systems in many of our major business units including Americas Beverages, Cadbury Trebor Bassett and in our confectionery businesses throughout the Americas region. In addition, we embedded new working capital and budgeting performance indicators into our management reporting.
In mid-2004, we created a shared business service environment in Dallas (the regional head office of Americas Beverages) to provide back-office services for our beverages and confectionery operations across North America. In 2005, this improved the effectiveness of processes and reduced back-office costs. In 2006, we started the process of transitioning the provision of financial transactions and processes for our entire organisation to a third party service provider in India to deliver further cash savings and greater efficiencies.
We also remain focused on the use of capital within Cadbury Schweppes, ensuring the prioritisation of our capital resources as well as the freeing up of underperforming capital. This can be seen in our management of working capital over the last three years and our active programme to dispose of non-core businesses, brands and surplus properties.
Following the appointment of a new Chief Information Officer, we have significantly reorganised the IT function. IT is now a global organisation, and has been changed from a geographically-led to a functionally-led structure.
In 2007, Finance’s emphasis will remain on its role in providing strong business partnership to drive the delivery of the Group’s new financial scorecard. This will be supported by a financial training programme designed to underpin our supply chain capabilities programme. We will continue to embed Sarbanes-Oxley compliant processes in our 2006 acquisitions of Nigeria and US bottling companies.
Legal and Secretariat
Legal and Secretariat work with and support the regions and other functions by taking responsibility for a broad range of legal activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; intellectual property; mergers and acquisitions; litigation management; general contract work and incident management.
In each region, a team headed by a regional general counsel works as a proactive business partner to achieve our commercial objectives in a legal and ethical way. The general counsels report both to the regional managing director or president and to our Chief Legal Officer, who has a small central team to provide support on general corporate matters. These teams work closely with the businesses, structuring, drafting and negotiating contracts with suppliers and customers, and advising management on matters such as food law, competition law, health and safety, and environmental issues. In the event of litigation, our legal teams work both to bring it to a satisfactory conclusion and, with management, on compliance activities designed to minimise the risk of further legal actions being brought against us.
We have a dedicated Group Secretary who, together with a centralised Group Secretariat department, is responsible for ensuring that each of our companies complies with all relevant corporate governance legislation and regulation. The department also supports the Board and Committees of Cadbury Schweppes plc, manages the relationship with our share registrar and ADR depository, and ensures compliance with UK and US requirements related to the listing of the Company’s shares on the London and New York Stock Exchanges.
The Intellectual Property department is part of the Legal function. As described above, it works with the Science and Technology function to manage our intellectual property portfolio, including defending our rights against threats or infringements.
We own a large number of registered and unregistered trade marks, copyrights, patents, designs and domain names throughout the world, along with substantial know-how, trade secrets and technology relating to our products and the processes for their production, packaging and marketing. We also possess many licences of these items where needed by the business. £3.3 billion has been included in the Group’s balance sheet at 31 December 2006 to reflect the cost of intellectual property acquired since 1985. For further information on our policy regarding the amortisation of the cost of brands see Note 1(o) to the financial statements on page 118.
Senior management in the Legal and Secretariat function communicate on a regular basis to ensure a consistent and proactive approach to legal matters and to further enhance the support offered to the business. When necessary, external legal support and advice is provided by leading law firms. In 2006 key legal achievements included: preparing for the launch of Trident gum in the UK and supporting the construction of a new gum factory in Poland; increasing protection of our patents, including by the successful validation and enforcement of the Recaldent patent technology in Australia, and strengthening resources in developing markets in the Asia Pacific region; and in the Americas, supporting the launch of our new gum brand Stride in the US. Legal also worked with the business to strengthen the route to market for Americas Beverages, including by the acquisition of Dr Pepper/Seven Up Bottling Group and other independent bottlers and enhancing our governance capabilities through the creation of a regional corporate governance initiative in Americas Beverages.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 31

Description of Business continued
Production assets

Number of manufacturing plants and bottling facilities as at 31 December 2006	Confectionery	Beverages	Total

Americas Beverages	–	24	24

Americas Confectionery	10	–	10

EMEA	35	–	35

Asia Pacific	18	7	25

Total	63	31	94

The Company owns all of the above facilities, except for three facilities in Europe, Middle East and Africa, one in Americas Confectionery, two in Asia Pacific and six in Americas Beverages, all of which are leased.
All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. We have a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.
The table below details our material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33-100%

Material properties

Location	Principal products	Area in '000 sq ft	Production capacity in '000 tonnes

Aspers, PA., US	Beverages	620	737	*

Bertrand, Canada	Candy and Gum	183	32

Bournville, UK (part leasehold)	Chocolate	1,766	140

Cali, Colombia	Candy and Gum	178	72

Chirk, UK	Confectionery feedstocks	261	53

Claremont, Australia	Chocolate	616	64

Dunedin, New Zealand	Candy	232	30

Kent, Turkey	Gum	820	64

Overland, MO., US	Beverages, Concentrates	199	161	*

Puebla, Mexico	Gum	408	101

Ringwood, Australia	Chocolate	610	52

Rockford, ILL., US	Gum	536	75

Sheffield, UK	Candy	503	53

Somerdale, UK	Chocolate	933	91

Williamson, NY., US	Beverages	578	492	*

*	In millions of litres

Market environment
Competition
The confectionery and soft drinks industries are highly competitive. Our brands compete with those of many other multinational, national and regional companies and private label suppliers in various markets. We compete actively in terms of quality, taste and price of products and seek to develop and enhance brand recognition by introducing new products and packaging, and extensive advertising and promotional programmes.
We are the world’s leading confectionery group by sales value (see table on page 23). Chocolate confectionery is primarily a branded market. Four groups account for around 43% of the world market, each with market share built on regional strengths. Our 7.5% chocolate share is built on strong positions in the UK, Ireland, Australia, New Zealand and India. The candy market is significantly more fragmented, with a greater presence of local and regional brands and private label products, but our 7.2% share makes us the global market leader. Gum is also a branded market. It is more global in nature with brands and products more consistent across geographies. Two groups account for approximately 62% of the global total: our number two position is built on strong market shares in the Americas, parts of Continental Europe, Japan, Thailand and South Africa.

32 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

The soft drinks industry includes a number of brand owners which act as licensors of branded products. We are the third largest carbonated soft drinks group in the US by sales volume (Source: Nielsen). In Australia, we are the second largest beverages company and the third largest supplier of edible products to the grocery trade.
Industry trends
Both the confectionery and beverages markets in which we operate are growing. The main drivers are population growth and increased consumer wealth (particularly in emerging markets), and product innovation (affecting both emerging and developing markets).
According to Euromonitor 2005 the global confectionery market grew in value by 5.0% in 2005 (2004: 3.9%). Within the overall confectionery market, chocolate grew at 5.5% in 2005 (2004: 4.1%), sugar by 3.3% (2004: 2.4%) and gum by 7.3% (2004: 6.5%). In gum, consumers are switching from sugared to sugar-free products. Approximately 70% of our gum is sugar-free.
Emerging markets are growing faster than developed markets. In 2006, Cadbury Schweppes’ emerging and developing confectionery markets businesses grew by an average of 11% p.a. and 3% p.a. respectively. Around one third of our confectionery sales are generated in emerging markets. Our key emerging markets are Mexico and Brazil in the Americas Confectionery region; Russia, Poland, Turkey, Egypt and South Africa in the EMEA region; and India and Thailand in the Asia Pacific region.

		Market growth
Value	Total market	2005 vs 2004

Chocolate	54.1%	5.5%

Sugar (sweets/candied)	32.2%	3.3%

– Medicated	3.0%	3.4%

Gum	13.7%	7.3%

– Sugar	2.7%	2.1%

– Sugar free and functional	9.1%	12.3%

Total confectionery	100%	5.0%

Source: Euromonitor 2005

Our main beverages market is the US. According to AC Nielsen, the US refreshment beverages market, which includes non-alcoholic carbonated and non-carbonated soft drinks, grew by 0.4% in volume and 5.3% in value in 2006. Carbonated soft drinks volumes have been flat or declining in recent years and fell by 4.1% in 2006. The decline has been attributed to a combination of above inflation pricing and consumers switching to non-carbonated products, primarily sports drinks and bottled water. Within the carbonated market, volumes of products sweetened with sugar (regular) declined 4.6% in 2005 while those sweetened with low calorie sweeteners (diet) declined by 2.7%. Cola volume declined by 6.2%, while other carbonates declined 1.7%. We have a strong portfolio of non-cola diet carbonated soft drinks in the US, including Diet Dr Pepper, Diet A&W, Diet Sunkist and Diet Rite. In 2006 diet carbonated soft drinks accounted for 23% of our US carbonated soft drinks revenues and grew by 1%. We have a small share of the US bottled water market primarily through our Deja Blue brand. In 2007, we are entering the US sports drink market with the launch of Accelerade. The non-carbonated soft drinks categories in which we participate grew by 2% in volume in 2006.

		Market growth
US volumes	Total market	2006 vs 2005

Carbonated soft drinks	50.8%	(4.1)%

– Regular	33.8%	(4.6)%

– Diet	17.0%	(2.7)%

Non-carbonated	45.4%	4.6%

– Water	22.8%	10.8%

– Isotonics/Energy	5.5%	17.8%

– 100% Juice	8.0%	(6.6)%

– Juice drinks	9.1%	(5.3)%

Other	3.8%	18.9%

Total beverages	100%	0.4%

Source: AC Nielsen (December 2006)

Seasonality
Many of our businesses are seasonal. Their seasonality is primarily influenced either by the weather, or by holidays and religious festivals. Within the Group, our businesses have different seasonal cycles throughout the year depending on their geographical location and the timing of holidays and festivals, which also may vary from year to year. For the Group as a whole, the second half of the year is typically the half with greater revenues and profits.
Consumers and customers
Our products are primarily impulse products and are sold to consumers through many different outlets, ranging from grocery stores to petrol station kiosks to fountain equipment at leisure, food and entertainment venues. In many markets, sales to the large multiple grocery trade accounts for less than 50% of sales. No single customer accounts for more than 10% of our revenue in any period presented.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 33

Description of Business continued

We have a variety of programmes in place to ensure that consumer insights are built into our commercial strategy. These include our Building Commercial Capabilities programme which is based on our consumer segmentation study of 38 key markets and which gives us an integrated sales and marketing process with a single commercial language and common tools and processes for developing commercial programmes.
Raw materials and suppliers
We use a wide range of raw materials in manufacturing our products, the main ones being cocoa beans, sugar and other sweeteners (including polyols and artificial sweeteners such as aspartame), dairy products (including milk), gumbase and fruit and nuts.
We buy our raw materials from about 40,000 suppliers around the world. No single supplier accounts for more than 10% of our raw material purchases. We developed a Human Rights and Ethical Trading (HRET) policy in 2000 and have an ethical sourcing programme in place. Further details are provided on page 37.
We seek to minimise the impact of price fluctuations and ensure security of supply by entering into forward agreements and long-term contracts wherever available.
We import cocoa beans from West Africa, primarily Ghana, and the Americas. West Africa accounts for over 60% of world production. We buy cocoa beans and cocoa butter from a range of suppliers, and try to minimise the effect of cocoa price movements and secure our future requirements by entering into forward and future contracts.
We purchase most of our sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties. Only a relatively small proportion is purchased at fluctuating world prices. We have not experienced difficulty in obtaining adequate supplies of sugar for our operations, and do not anticipate any future difficulties, given the many available sources.

Capabilities
Employees

Average employee headcount	2006	2005	2004

Americas Beverages	14,562	6,605	6,774

Americas Confectionery	14,568	14,175	14,002

EMEA	23,457	20,705	20,450

Asia Pacific	13,354	12,624	12,436

Central	761	769	662

Continuing operations	66,702	54,878	54,324

Europe Beverages	309	3,703	4,118

Total	67,011	58,581	58,442

The average employee headcount in the UK in 2006 was 7,847 (2005: 7,460; 2004: 7,468). The average employee headcount disclosed above reflects the incremental heads for CSBG only for the period since acquisition. On a pro forma basis assuming that CSBG had been acquired at the start of the year the average headcount for Americas Beverages and Continuing Operations would have been 18,372 and 70,512 respectively.

People Strategy
We publish a People Strategy in support of our business strategy and our annual five goals and ten priorities. Our People Strategy links our organisational capabilities with the value we seek to create for our shareowners. It embraces four areas:
>	getting the right people and putting in place the right organisation designs

>	attracting, retaining and developing the right range of talent

>	building stimulating and attractive workplaces and atmospheres

>	rewarding the right performance outcomes and behaviours
Performance measurement and management
We measure the impact of our People Strategy and the contribution employees make to our business through a two-part performance measurement system.
Individual performance is reviewed by an employee’s line manager at the half year and year end and measured against clearly specified objectives. These objectives are set at the start of the year through a formal meeting with the line manager and are documented and signed. Managers are also reviewed against the behaviours we describe in our global leadership imperatives: Accountable, Adaptable, Aggressive, Forward Thinking, Motivating, Collaborative, Growing People and Living our Values. The individual is rated on performance and rewarded accordingly. We operate this performance management process globally. We also have a separate process to identify the potential of our managers to grow into new roles and this is conducted on an annual basis.
Our ability to gain the engagement and earn the commitment of our people is also measured. We use a climate survey tool, which has proved a direct correlation between the performance of a business and the level of engagement of its employees (the discretionary effort an employee will give). This is the second year we have run the survey for all employees.
In 2006, we had an excellent 76% response rate to the climate survey and strong results. Nearly 96% of respondents around the world are proud to work for Cadbury Schweppes, know what is expected of them and constantly try to find ways of working better. The areas where we can improve are particularly related to enabling people to achieve more – for the business, themselves and for their communities.

34 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

People capabilities
Learning and development
Our People Strategy sets out our commitment to ensuring all employees realise their full potential. During 2006, we have continued with the roll-out of the Building Commercial Capabilities programme, with 2,000 managers having now participated. The aim of the programme is to improve commercial decision-making and marketing and sales expertise by defining a common Cadbury Schweppes way of marketing and selling. We also began to roll-out our bespoke Cadbury Schweppes people management training programme: Passion for People. Passion for People is designed to equip people managers with the essence of what makes our business a great place to work and the skills to lead their teams to great performance.
Employee communication and involvement
Employee communication and engagement continued to grow in 2006, with all areas of the business introducing enhanced communication structures and programmes. Through our subsidiaries, we have successfully entered into numerous collective bargaining agreements. Our management has no reason to believe that it would not be able to renegotiate any such agreements on satisfactory terms.
Employee share ownership
Share ownership among all our employees is actively encouraged. Employees in Australia, Canada, France, Germany, Ireland, Mexico, Netherlands, New Zealand, Portugal, Spain, UK and US have access to all-employee share plan arrangements which involve participation on favourable terms. Overall, around 40% of all eligible employees choose to participate, and invitations to participate are generally communicated each year.
Details of stock option plans available to employees are provided in Note 26 to the Financial Statements. During 2006 we replaced our discretionary stock option plans with awards of performance shares. Discretionary stock options plans will only be used in exceptional circumstances.
Equal employment opportunities – Diversity and inclusiveness
Diversity and inclusiveness is one of our top ten priorities. To ensure progress, our agenda is driven by a global diversity and inclusiveness team, led by a member of the Chief Executive’s Committee.
In Cadbury Schweppes, diversity means difference and variety. It describes the distinct and original qualities that each individual brings to the organisation. Inclusiveness is about a welcoming workplace climate in which all colleagues feel empowered to bring a rich variety of approaches to achieve our business goals.
We believe that through diversity we will access the best people to increase the quality of our talent pool, and through inclusiveness we will inspire the best in our people to deliver superior business performance. Our objective is to employ and grow the most talented people of diverse backgrounds, races, thinking styles, genders and perspectives. In this way, all levels of our organisation will reflect the diversity of our communities and we will remain relevant to our diverse customer and consumer base.
Diversity is also central to our human rights and employment standards sustainability goal for 2010, which aims to nurture our company as “the place to be”, where diverse colleagues are proud to work and are committed and engaged. As part of this goal, we have expressed our commitment to attain 25% female representation in executive management by 2010. This specific gender commitment will serve as a common global indicator of our overall progress towards a more diverse and inclusive workplace at every site. By fostering an inclusive workplace culture, all our colleagues play an important role in achieving our goal.
Our objective and goal are supported by our Group-wide policy on equal employment opportunities (EEO), diversity and inclusiveness and our performance is measured through our annual EEO, diversity and inclusiveness report.
People with disabilities
We employ people with disabilities, though not all are formally registered as disabled in UK terms. If an employee becomes disabled, we aim wherever possible to offer an alternative job, with retraining if necessary. Training, career development and promotion opportunities for people with disabilities are consistent with our Group-wide policy on equal employment opportunities, diversity and inclusiveness.
Health and wellbeing
We provide a number of health and wellbeing programmes for employees at business unit level, ranging from employee nutrition and health education through to whole-family health management schemes. We have in place global HIV/Aids guidelines. The programmes include the provision of nutrition-focused on-site cafeterias; hygiene and health management education; subsidised activity facilities, on or off-site; organised sporting and social activities; and a range of courses and counselling on matters such as work-life management, relaxation and stress management, managing weight change and reducing smoking or drinking. A large number of business units have medical facilities for basic health and safety requirements. In addition, many offer employees medicals of one kind or another to give an indication of fitness to work.
Pensions
The Group seeks to offer retirement benefits to employees in line with local competitive market practice, as well as being consistent with guiding principles established by the Group’s Global Pensions & Benefits Committee (GP&BC), previously known as the International Employee Benefits Action Group (IEBAG).
GP&BC consists of senior representatives from Finance, Treasury, Risk Management and HR (including one main board member, the Chief Human Resources Officer), and was established to review and oversee governance across the Group’s UK and overseas retirement and related benefit arrangements and provide a structure to approve and facilitate changes to such arrangements in the areas of governance, plan design, financing, and accounting, with a particular focus on risk management.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 35

Description of Business continued

During 2006, GP&BC has been involved in the Group’s benefits redesign arising from UK Pensions Simplification and the implications of the UK Age Discrimination regulations. In addition, GP&BC has considered changes impacting its retirement and related benefit arrangements outside the UK, in particular in countries affected by the integration of the Adams businesses. Such arrangements are a mixture of defined benefit and defined contribution plans.
Details on Group pension arrangements are provided in Note 25 to the financial statements.
Corporate and social responsibility (CSR)
We explicitly include CSR in one of our business goals: “nurture the trust of our colleagues and communities”. We believe this is an important foundation for the creation of a long-term sustainable business that will grow and thrive.
In 2006, we undertook a review of our CSR strategy and created a new set of goals and commitments from 2006 to 2010 specifically for CSR, outlined in the table below. In 2006 we launched our third biennial CSR report which provides a progress update on our CSR performance, and outlines these goals and commitments. Cadbury Schweppes’ CSR Report 2006 is accessible via the Group’s website, www.cadburyschweppes.com. Cadbury Schweppes is a signatory to the UN Global Compact and endorses its principles.

Five pillars of CSR	Goal		Commitments. By 2010, we will...

Marketing, Food and Consumer Trends	Contribute to consumer diet, health and lifestyle solutions	>	Improve nutritional labelling information for consumers including responsible consumption messaging and support initiatives that promote physical activity
		>	Increase product choices for consumers including reduced fat, sugar and salt options, for core brands

Ethical Sourcing	Maintain ethical sourcing standards,	>	Ensure our suppliers meet our ethical sourcing standards
	and develop sustainable agriculture programmes	>	Sustainably source at least half of our key agricultural raw materials, such as cocoa, sugar, palm oil, and fruit and nuts, for core brands

Environment, Health and Safety	Minimise the environmental impacts of our business, and embed a zero accident culture	>	Develop reliance on renewable energy, reduce use of carbon-based fuels, and use 100% recoverable or biodegradable packaging
		>	Achieve top quartile health and safety performance

Human Rights and Employment Standards	Nurture our Company as “The Place to Be”, where diverse colleagues are proud to work, and are committed and engaged	> >	Consistently achieve top quartile Employee Climate survey results Attain 25% female representation in our executive management

Community	Help create prosperous, educated,	>	Contribute at least 1% pre-tax profit for Community
Investment	inclusive and healthy communities		Investment as a group and per region, annually
		>	Build on and develop partnerships across the business to help address global social, economic, and environmental concerns linked to the UN Millennium Development Goals

Our CSR strategy and policy is directed and assessed by a Board CSR Committee, established in 2001. From 2001 to 2006 this committee was chaired by non-executive Director Baroness Wilcox. From 2007, the committee will be chaired by non-executive director Lord Chris Patten. The terms of reference for the Board CSR Committee are available to view on the investor centre page of the Group’s website, www.cadburyschweppes.com. Alternatively, they are available in hard copy format from the Group Secretary.
The CSR Committee oversees an agenda covering five activity areas:
>	Marketing, Food and Consumer Trends;

>	Ethical Sourcing and Procurement;

>	Environment, Health and Safety;

>	Human Rights and Employment Standards; and

>	Community Investment.
Our CSR activities involve an active engagement programme with stakeholders to both inform policy and resource allocation, and to assess the effectiveness and appropriateness of activities undertaken. We undertook independent CSR auditing (external assurance) in 2006 of the following CSR areas: environment, health and safety; ethical sourcing; community investment, our CSR Report 2006 compilation process, and internal signed commitment to the Business Principles. This is described in our CSR Report 2006. In 2007 and beyond, we will broaden our scope to cover other areas.

36 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

Marketing, Food, Consumer Trends
Within the overall context of our business as a manufacturer of confectionery and beverages, we aim to contribute to consumer diet, health and lifestyle solutions. We are innovating and evolving our product portfolio to meet changing consumer needs and provide more choice. Responsible consumption of our products is important to us and to the long-term success of our brands. We are including improved nutritional information on products and messages to reinforce the role of treats encourage responsible consumption and help consumers achieve a balanced lifestyle. We have already begun to introduce alternative products with lower fat, sugar, and salt options, as well as organic, nutrient-enriched, functional, and natural ingredients.
We have a global Food Insights and Action Group, led by Todd Stitzer, Chief Executive Officer, that reviews and establishes our strategy in this area. Our regional Food Strategy into Action Groups help translate strategy into action. We engage with a broad range of stakeholders and work hard to understand their views and expectations of us so that our decisions are based on knowledge and sound science. Our 12 Point Action Plan and global Marketing Code of Practice support our strategy – these and more information about what we are doing in this area can be accessed via our CSR Report 2006 and corporate website, www.cadburyschweppes.com.
We will continue to listen to what our consumers and stakeholders tell us while we remain true to our sustaining core purpose – to create brands that people love and trust.
Environment, Health and Safety (EHS)
We recognise our responsibility to help preserve the future of our planet while continuing to create sustainable value for the business. We will do this by minimising environmental impacts and being cost effective. We are determined to reduce the carbon intensity of our global operations and use energy more efficiently as a key part of our commitment to sustainable growth and to help combat climate change.
We have in place an integrated EHS policy and standards. The standards are based on both ISO 14001 and OHSAS 18001. Our EHS policy and standards deal with environmental issues related to the manufacturing of our products, energy, water, packaging, protecting bio-diversity and the eco-systems from which we source raw materials, the management of our supply chain and the distribution, sale and consumption of our products.
All of our manufacturing sites are audited on a rolling programme by the Group EHS Assurance Department and areas for improvement are identified. Some sites are also externally audited and certified to one or more of the internationally recognised standards, such as ISO 14001 or OHSAS 18001.
Our EHS performance is described in our CSR Report 2006.
Protecting the health and safety of employees is fundamental to Our Business Principles. In 2006, we established a Quality Environment Health & Safety Group, chaired by our President of Global Supply Chain. This group consists of board level representation and senior leadership from different functions to drive forward our agenda in this area. The remit of this committee includes quality and food safety. We are implementing additional programmes to strengthen performance. For more information on quality and food safety, see page 38.
Human Rights and Employment Standards, and Ethical Sourcing and Procurement
Ethical trading and respect for human rights are deeply held values at Cadbury Schweppes. Our Human Rights and Ethical Trading (HRET) policy has been developed taking into account international standards – such as the International Labour Organisation conventions, the UN Declaration of Human Rights, and OECD guidelines – as well as cultural and industry best practice from our local markets. Adopted by the Main Board in 2000, it covers core labour rights and dignity at work; health and safety in the workplace; fair remuneration; diversity and respect for differences and opportunity for development.
The HRET policy is there to guide all Cadbury Schweppes’ business units, as well as our suppliers and the business strategy in this area. The review of the effectiveness of policy is led by a group of senior managers who regularly assess progress.
Ethical sourcing and sustainability are two key elements of how we manage our Global Supply Chain. Ethical Sourcing Standards for the Group were put in place in 2002. These standards continue to be underpinned with a system for supplier assessment, training for employees and a programme of engagement with our suppliers. Our aim is to make sure our products are sourced and produced in a sustainable manner.
In 2006, we continued to play a leading role in the multi-stakeholder alliance of the International Cocoa Initiative. We play a significant role with others in our sector to promote responsible labour practices and to stimulate more prosperous and sustainable cocoa farming, working with farmers. Having achieved a target for developing certification in 2005, the next milestone is to introduce the certification process in at least 50% of cocoa farmers in West Africa by July 2008. There is strong support from Governments in Ghana and Ivory Coast although progress in the latter continues to be challenged by civil and military unrest. With 1.5 million smallholder farmers in West Africa, only a fraction of whom are engaged in “FairTrade” infrastructure, we believe we can make a greater impact in ethical trade by working broadly on the root causes of poverty in these areas through education and technological development. Farmer field schools have helped over 25,000 farmer families, both increasing awareness of acceptable labour practices and generating increases in farmer family incomes.
Sustainable agriculture is an important opportunity for us, as well as for the farming communities we work with. We have partnered with the Earthwatch organisation since 2005 in an innovative programme in Ghana with Cadbury Schweppes’ colleagues working with local scientists and farmers on sustainable cocoa growing and biodiversity within cocoa farming.
We continue to be an active member of the Roundtable for Sustainable Palm Oil, and are now part of the newly formed Responsible Sugar Cane Initiative.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 37

Description of Business continued

At Cadbury Schweppes, we aim to build a business where employees are committed and engaged. We also want to reflect the diversity and inclusiveness in our workforce and in our leadership teams. Our global employee climate survey helps the business assess the commitment and engagement to the business of its employees, including opportunities to embrace CSR in their everyday work. Cadbury Schweppes introduced an equal opportunity and diversity policy in 1993. In 2006, we set up a Diversity & Inclusiveness Leadership Team chaired by our Chief Science and Technology Officer and made up of members from across the business including two Regional Presidents.
Community investment
We aim to help create prosperous, educated, sustainable and healthy communities in the countries and cultures in which we operate. Our Growing Community Value Around the World strategy guides our businesses in how they can contribute to and assist local communities. With a focus on education and enterprise, health and welfare and the environment, we develop targeted programmes for local communities, often involving commercial sponsorship, significant employee engagement through direct involvement, and help with facilities, as well as direct financial support. In 2006, the value of Cadbury Schweppes’ contribution to non-profit causes totalled £9.6 million, 1.3% of our pre-tax profit, paid in respect of the following charitable purposes: education and enterprise, environment and health and welfare.
We are committed to strengthening and developing partnerships across our business to help address, where we can, global social, economic and environmental concerns linked to the UN Millennium Development Goals. For more information, see our CSR Report 2006 which is available on our corporate website, www.cadburyschweppes.com.
External ratings
Our CSR performance is rated by various external organisations’ indices and this helps us assess how we are progressing. Indices include: Dow Jones Sustainability World Index, FTSE4Good, The Carbon Disclosure Project, Climate Leadership Index, and the UK’s Business in the Community Corporate Responsibility Index.

Risk factors
Our business, financial condition, results of our operations or share price could be materially adversely affected by any or all of the following risks, or by others that we cannot identify. In addition to the following risk factors, we face certain market risks that are discussed under the headings Treasury Risk Management, Liquidity Risk, Interest Rate Risk, Currency Risk, Fair Value Analysis, Commodities and Credit Risk on pages 89 to 91.
Competition and demand
Both the beverage and confectionery industries are highly competitive. We compete with other multinational corporations which have significant financial resources to respond to and develop the markets in which both we and they operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. Furthermore, consumer tastes are susceptible to change. If we are unable to respond successfully to rapid changes in demand or consumer preferences, our sales or margins could be adversely affected.
Product quality and safety
Despite safety measures adopted by the Group, our products could become contaminated or not meet quality or safety standards. We use many ingredients in manufacturing beverages and confectionery, which increases the risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be expensive to remedy and could cause delays in manufacturing and have adverse effects on our reputation and financial condition.
Dependence on business partners
Around 60% of our soft drinks business in the US is conducted through licensing arrangements with third-party bottlers, in some of which our major competitors have substantial equity interests. These bottlers may come under pressure to replace our brands with competitor products, and although we would be able to re-license these brands, such a change could adversely affect volumes and profit, particularly in the short-term.
Pricing pressures from customers in countries with concentrated retail trades could adversely impact our sales or margins. In addition, inappropriate action by or an incident at a licensee partner involving our brands could impact the reputation of Cadbury Schweppes brands or the Group as a whole.
An increasing proportion of our business functions is outsourced to third parties. Failure of the third parties to deliver on their contractual obligations or failure of Cadbury Schweppes to structure or manage our agreement with them effectively could lead to adverse effects on our reputation and financial condition.
Customer concentration
There is a trend towards a greater concentration of our customer base around the world, due to consolidation of the retail trade. Pricing pressures from customers in countries with concentrated retail trades could adversely impact our sales or margins.
Weather and climatic changes
Short-term fluctuations in weather or longer-term climatic changes may impact our business by affecting the supply or price of raw materials, or the manufacturing, distribution or demand for our products.
Information technology
We depend on accurate, timely information and numerical data from key software applications to aid day-to-day decision – making. Any disruption caused by failings in these systems, of Underlying equipment or of communication networks, for whatever reason, could delay or otherwise impact day-to-day decision-making, or cause us material financial losses.

38 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

Intellectual property
We and our major competitors have substantial intellectual property rights and interests which could potentially come into conflict. If any patent infringement or other intellectual property claims against us are successful, we may, among other things, be enjoined from, or required to cease, the development, manufacture, use and sale of products that infringe others’ patent rights; be required to expend significant resources to redesign our products so that they do not infringe others’ patent rights, which may not be possible; and/or be required to obtain licences to the infringed intellectual property, which may not be available on acceptable terms, or even at all. There is also the risk that intellectual property litigation against us could significantly disrupt our business, divert management’s attention, and consume financial resources.
Legislation and regulation
Production, distribution and sale of many of our products are subject to governmental regulation regarding the production, sale, safety, labelling and composition/ingredients of such products in the various countries and governmental regions in which we operate. In addition, the manufacture of many of our products, and other activities, is subject to governmental regulation relating to the discharge of materials into the environment, and the reclamation and re-cycling of packaging waste. At all times we are subject to employment and health and safety legislation in those countries in which we have operations.
Geographic spread and business complexity
We are subject to substantial government and other regulation, customs and practice which vary from country to country, and which may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, accounting practices, taxation, data confidentiality and protection, employment practices and environment, health and safety issues, and involve actions such as product recalls, seizure of products and other sanctions. A number of countries in which we operate maintain controls on the repatriation of earnings and capital. Our failure to respond successfully and rapidly to the above or to changes in any or all of them, or to have controls and procedures in place which allow us to do so, could cause adverse effects to our reputation and financial condition.
We operate in many countries globally, and our operations are therefore subject to the risks and uncertainties inherent in doing business in these countries. Our operations in individual countries are dependent for the proper functioning of their business on other parts of the Group in terms of product, technology, funding and support services. Any failure of one part of the Group, or a failure by the Group to exercise proper control of its operations in one or more countries, could materially adversely impact the financial performance and condition, and reputation, of other business units or the Group as a whole.
Manufacturing and logistics
Our manufacturing and distribution facilities could be disrupted for reasons beyond our control, such as extremes of weather, fire, supplies of material or services, systems failure, workforce actions or environmental issues. Any significant manufacturing or logistical disruptions could affect our ability to make and sell products which could cause revenues to decline.

There is an ongoing programme of restructuring our production facilities and operations across the Group. Major unforeseen difficulties arising in connection with such restructuring could reduce our revenues and earnings.
Raw materials
Our business depends upon the availability, quality and cost of raw materials from around the world, which exposes us to price and supply fluctuation. Key items such as cocoa, milk, sweeteners, packaging materials and energy are subject to potentially significant fluctuations. While we take measures to protect against the short-term impact of these fluctuations, there can be no assurance that any shortfalls will be recovered. A failure to recover higher costs or shortfalls in availability or quality could decrease our profitability.
Retirement and healthcare benefits
We have various retirement and healthcare benefit schemes which are funded via investments in equities, bonds and other external assets. The scheme liabilities reflect our latest estimate of life expectancy, inflation, discount rates and salary growth. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in our funding obligations may require significant additional funding from the employing entities.
Role of food in public health
Many countries face rising obesity levels due to an imbalance between energy consumed via food and expended through activity. The reasons for the changes in society and for some individuals having a greater inclination to obesity are multifaceted and complex. There are risks associated with the possibility of government action against the food industry, such as levying additional taxes on or restricting the advertising of certain product types. This could increase our tax burden or make it harder for us to market our products, reducing sales and/or profits. Also, consumer tastes may change rapidly for health-related reasons, and if we are unable to respond our sales or margins could decline.
International social political trends
In many countries where we operate there is increasing scrutiny of major multinational companies such as ours in relation to our operations and the products that we manufacture and market. There are a diverse range of issues and trends that may be manifested through this including: the role of foreign owned companies; employment issues relating to outsourcing and off-shoring and other labour practices; the role of corporations in relation to environmental issues such as climate change; the marketing of products that are considered high in fat and sugar in the context of growing concerns relating to obesity and ethical and sustainable raw material sourcing policies. These trends may be a risk through the actions of government, the media or non-governmental organisations, such as lobby and pressure groups, who may influence the regulatory and consumer environment against which we operate with reputational and financial impacts.

Cadbury Schweppes Annual Report & Accounts 2006 Description of Business 39

Description of Business continued

Integration of acquisitions
From time to time, the Group makes acquisitions of businesses and products. There can be no assurance that the Group has anticipated all problems, or that all losses associated with the recently acquired business may come to light prior to the expiration of any warranty and indemnity protections. Any failure in the Group’s due diligence of the operating and financial condition of these acquired businesses, or of their integration into the Group’s operations, could have an adverse impact on the Group’s businesses or the Group as a whole.

Forward-looking statements
Statements contained in this Report, including in the Description of Business – Risk Factors, the Financial Review, the Directors’ Report and the Directors’ Remuneration Report, may constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In addition to those factors described under “Risk Factors”, other important factors that could cause actual results to differ materially from our expectations include international economic and political conditions; changes in laws, regulations and accounting standards; distributor and licensee relationships and actions; effectiveness of spending and marketing programmes; and unusual weather patterns. Cadbury Schweppes does not undertake publicly to update or revise any forward-looking statement that may be made in this Report, whether as a result of new information, future events or otherwise.
Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

Comparative statements
In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products’ or brands’ market positions, by comparison with third parties or their products or brands. These statements are based on independent sources, such as Euromonitor and AC Nielsen, and are accurate to the best of the knowledge and belief of Cadbury Schweppes.

40 Description of Business Cadbury Schweppes Annual Report & Accounts 2006

General	42

Directors	43

Dividends	43

Substantial shareholdings	43

Going concern	43

Contents	Inside front cover

Index	188

Directors’ report

General
The Directors present their Report together with the audited financial statements for the 52 weeks ended 31 December 2006.
Principal activities
Our principal activities are detailed in the Description of Business on page 21. The operating companies principally affecting our profit or net assets in the period are listed in Note 36 to the financial statements.
Business review
The Company is required by the Companies Act 1985 to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2006 and of the position of the Group at the end of the year.
A review of the business and a commentary on its strategy, performance and development is set out in the Chairman’s statement on pages 4 to 5, Strategic Review on pages 8 to 17 and Financial Review on pages 70 to 93. In addition, the principal risks facing the business are detailed in the Description of Business on pages 38 to 40. All the information detailed in those sections which is required for the business review or otherwise for this report is incorporated by reference in (and shall be deemed to form part of) this report. As explained in the Strategic Review, the Group has five strategic goals and ten priorities to focus our resources on a small number of clear objectives. Our assessment of our performance against these goals and priorities is discussed on pages 10 to 14. We also have a new financial scorecard which is discussed on page 15 and key financial performance measures which are discussed in the Financial Review. In addition, the Group’s performance can be assessed by comparative data from Euromonitor (for confectionery) and AC Nielsen (for beverages), examples of which are given in the Description of Business, and by our comparative TSR performance against our peer group (on page 10) and the FTSE-100 (on page 57). Performance indicators relating to corporate and social responsibility matters are shown in the strategic review and in the Description of Business, and can also be found in our biennial Corporate and Social Responsibility report and on our website.
Revenue and profit
Revenue during the period amounted to £7,427 million (2005: £6,432 million). Profit before taxation amounted to £738 million (2005: £835 million).
Legal proceedings
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. The outcome of such proceedings, either individually or in aggregate, is not expected to have a material effect upon the results of our operations or financial position.
Post balance sheet events
There have been no significant post balance sheet events.
Financial instruments
Information on our use of financial instruments, our financial risk management objectives and policies, and our exposure to credit and liquidity risks, are described in the Financial Review. Our exposure to cash flow and price risks are described in Note 28 to the financial statements.
Share capital
Changes in our share capital are detailed in Note 29 to the financial statements.
At the 2007 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.
Corporate and Social Responsibility
Details of our Corporate and Social Responsibility activities are given in the Description of Business on page 36. We also publish a separate Corporate and Social Responsibility report every other year. Copies are available from our website, www.cadburyschweppes.com, or from the Group Secretary.
Employees
Details of our employees, including numbers by geographical region, together with statements of policy about programmes for learning and development, employee involvement, equal employment opportunities and diversity, disabled persons and pensions are given in the Description of Business on pages 34 and 35.
Charitable and political contributions
Details of our charitable contributions are given in the Description of Business on page 38.
In 2006, neither the Company, nor any of its subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.
Environment
Details of our environmental policy are set out in the Description of Business on page 37.
Auditors
In accordance with the provisions of Section 234ZA of the Companies Act 1985, each of the Directors at the date of approval of this report confirms that:
>	So far as the Director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and

>	The Director has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.
The Company’s auditors are Deloitte & Touche LLP, who are willing to continue in office and resolutions for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.
Note 6 in the financial statements states the auditors’ fees, both for audit and non-audit work.

42 Directors’ report Cadbury Schweppes Annual Report & Accounts 2006

Directors
The names of our Directors, together with biographical details, are set out on pages 18 and 19.
At the Annual General Meeting to be held on 24 May 2007, Sir John Sunderland, David Thompson and Rosemary Thorne will retire by rotation in accordance with Article 90 of the Articles of Association, and, being eligible, will each offer themselves for re-appointment. David Thompson has been on the Board for more than nine years, and under the Combined Code (A.7.2) a Director is subject to annual re-election in these circumstances. Rick Braddock also retires by rotation but is not offering himself for re-election. Accordingly, he will cease to be a Director at the conclusion of the meeting.
Sanjiv Ahuja and Raymond Viault will also retire and offer themselves for re-appointment in accordance with Article 89 of the Articles of Association, having been appointed as independent non-executive Directors since the last Annual General Meeting on 19 May 2006 and 1 September 2006 respectively.
The explanatory notes to the Notice of Meeting set out why the Board believes that these Directors should be re-elected.
Dividends
The Directors recommend a final dividend of 9.9 pence per ordinary share (2005: 9.0p) to be paid on 25 May 2007 to ordinary shareowners on the register as at 27 April 2007.
An interim dividend of 4.1 pence was paid on 20 October 2006, which makes a total of 14.0 pence per ordinary share for the period (2005: 13.0p).
Directors’ responsibilities
The Statement of Directors’ responsibilities in relation to the financial statements is set out on page 102. The statement by the auditors on corporate governance matters is contained in their report on pages 102 and 103.
Directors’ share interests
The interests in the share capital of the Company of Directors holding office during the period at the beginning of the period, 2 January 2006 (or date of appointment if later), and the end of the period, 31 December 2006, are detailed in the Directors’ remuneration report on page 67.
Directors’ indemnities
Since February 2005, we have granted indemnities to each of the Directors, two members of our senior management and the Group Secretary to the extent permitted by law. These indemnities are uncapped in amount, in relation to certain losses and liabilities which they may incur to third parties in the course of acting as directors (or Company Secretary as the case may be) or employees of the Company or of one or more of its subsidiaries or associates.
Substantial shareholdings
At the date of this Report we have been notified, in accordance with the Disclosure and Transparency Rules, of the following interests in the ordinary share capital of the Company:

	Number of shares	Interest in
	in which there	issued share
	is an interest	capital (%	)

Franklin Resources	83,732,422	4.01

Legal & General Investment Management	72,970,409	3.47

Policy on payment to suppliers
We adhere to the Better Payment Practice Guide. Details of how to obtain a copy of the Guide are on the inside back cover.
Our policy is, when agreeing the conditions of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by, and settle in accordance with, these terms. As Cadbury Schweppes plc is a parent company, it has no trade creditors.
Going concern
On the basis of current financial projections and facilities available, we have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing the financial statements.
By order of the Board
Hester Blanks
Group Secretary
9 March 2007

Cadbury Schweppes Annual Report & Accounts 2006 Directors’ report 43

Corporate governance report

Introduction
This report has been prepared in accordance with the Code of Best Practice set out in section 1 of the July 2003 FRC Combined Code on Corporate Governance. Throughout 2006, the Company fully complied with the provisions of the Code and expects to comply in 2007 with the revised Code which takes effect for the current financial year.
In managing the affairs of the Company, the Board of Cadbury Schweppes plc is committed to the principles of good corporate governance and dedicated to achieving high standards of business integrity, ethics and professionalism across all our activities. The Board adopted a Statement of Corporate Governance Principles on 16 February 2007 and this can be found on our website. It explains the fundamental principles which guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group) and a code of conduct (Our Business Principles) that apply at Board level and to all managers across the Group. All executive members of the Board, the CEC, the Global Leadership Team, and managers are required to sign up to Cadbury Schweppes’ Business Principles on an annual basis to confirm that they will abide by them. We have in place a confidential, all employee Speaking Up helpline in most languages, which enables employees to report concerns of breaches of the Business Principles and any other breach of standards of good behaviour. Both the Code and the Business Principles are available on the Group’s website, www.cadburyschweppes.com.
The Board
As at the date of this report, the Board has 12 members: three Executive Directors, and nine non-executive Directors all of whom (except the Chairman) are deemed independent under the provisions of the Combined Code. No individual or group of individuals dominates the Board’s decision-making. Collectively, the non-executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life and as such each contributes significant weight to Board decisions.
In 2006 we appointed two new Directors: Sanjiv Ahuja, Chief Executive of Orange SA, on 19 May and Raymond Viault, former Vice Chairman of General Mills, Inc., on 1 September. Baroness Wilcox retired from the Board on 31 December 2006, following a commitment to the Company of almost 10 years. David Thompson and Rick Braddock will have both served on the Board for over nine years as at the date of this report. Rick Braddock will therefore retire at the AGM; David has agreed, at the request of the Board, to remain on the Board for a further period to enable a smooth succession for the key role as Chairman of the Audit Committee. As such he will be proposed for re-election by the shareowners at the forthcoming AGM. As noted below, the Board has considered David Thompson’s independence and determined that he remains independent. With effect from 1 June 2007, Ellen Marram will join the Board as a non-executive Director. Biographies of each of the Directors as at the date of this report, can be found on pages 18 and 19.
Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2006 was as follows:

							Corporate
							and Social
	Board		Strategy		Audit		Responsibility		Nomination		Remuneration
	(7 meetings	)	(1 meeting	)	(4 meetings	)	(2[4]meetings	)	(3[4]meetings	)	(4 meetings	)

Sir John Sunderland	7		1		n/a		2		3		n/a

Roger Carr[2]	6		1		3		1		2		4

Todd Stitzer	7		1		n/a		2		n/a		n/a

Ken Hanna	7		1		n/a		n/a		n/a		n/a

Bob Stack	7		1		n/a		2		n/a		n/a

Sanjiv Ahuja[1]	5		1		n/a		1		1		n/a

Wolfgang Berndt[2]	7		1		4		1		1		4

Rick Braddock[2]	6		1		2		0		0		3

Lord Patten[2]	7		1		n/a		2		1		n/a

David Thompson[2]	7		1		4		2		1		4

Rosemary Thorne[2]	7		1		4		1		1		4

Raymond Viault[3]	3		1		n/a		n/a		n/a		n/a

Baroness Wilcox[2]	7		1		n/a		2		2		n/a

NB. n/a means that the specified Director is not a member of that Committee, although he or she may attend meetings at the invitation of the chairman of the Committee.

[1]	Sanjiv Ahuja was appointed a non-executive Director on 19 May 2006. He has not missed a Board meeting since his appointment.

[2]	When Directors have not been able to attend meetings due to conflicts in their schedule, they receive and read the papers for consideration at that meeting, and have the opportunity to relay their comments in advance, and if necessary follow up with the relevant chairman on the decisions taken at the meeting.

[3]	Raymond Viault was appointed a non-executive Director on 1 September 2006. He has not missed a Board meeting since his appointment.

[4]	The Nomination Committee and Corporate and Social Responsibility Committee memberships were amended in July 2006 to include all the non-executive Directors.

46 Corporate governance report Cadbury Schweppes Annual Report & Accounts 2006

Role of the Board
The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. Whilst the Board has delegated the day to day management of the Group to the Chief Executive Officer, there is a formal schedule of matters reserved for the Board which provides a framework for the Board to oversee control of the Group’s affairs. The Chief Executive Officer is supported by his Executive Committee. The Board met 7 times during 2006, with an additional meeting on 19 October 2006 dedicated to a review of the Group’s strategy. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which was formed on 17 February 2006 and which deals with routine business between Board meetings; following a formal decision, the Board may also delegate authority to the Committee to facilitate finalising matters within agreed parameters. The work of the Board committees is described on pages 48 to 50.

How the Board operates
Reserved and delegated authorities: The Board has a formal schedule of matters reserved to it for decision, which includes:
>	Responsibility for the strategic direction of the Group;

>	Committing to major capital expenditure, acquisitions and disposals;

>	Satisfying itself as to the integrity of financial information;

>	Reviewing the effectiveness of the Group’s system of internal control and risk management process;

>	Authorisation of any material borrowings and any issue of equity securities;

>	Agreeing treasury policy including the agreement of foreign currency and interest risk parameters;

>	Ensuring adequate succession planning for the Board and senior management and appointing and removing Directors and Committee Members;

>	Approval of annual and interim results;

>	Dividend policy;

>	Monitoring institutional investor guidelines and corporate governance principles;

>	Undertaking a formal and rigorous review annually of its own performance, that of its committees and individual Directors; and

>	Reviewing the Company’s corporate governance arrangements.
Other matters are delegated to Board Committees or to individual executives.
Information flow: Senior executives below Board level attend certain Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the non-executive Directors to discuss issues affecting the business.
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary, at the Company’s expense (up to a maximum cost of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be a non-executive). No such advice was sought by any Director during the year.
Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary. Any questions shareowners may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary.
Board effectiveness
Induction: On joining the Board, Directors are given background information describing the Company and its activities. Raymond Viault and Sanjiv Ahuja, who were appointed as Directors during 2006, received an induction pack of information on our business following their appointment. This included guidance notes on the Group, the Group structure, its operations, information on corporate governance and brokers’ reports. Meetings were arranged with the members of the Chief Executive’s Committee (see page 50) and other senior executives below Board level from each Group function, as well as some of our advisers. Appropriate visits have been arranged to our sites. Meetings are also arranged with the Group departments who provide support to the relevant Board Committee the Directors will serve on.
Continuing professional development: During 2006 we held two seminars for Board members. The first covered the Market Abuse Directive and a briefing on corporate governance and company law. The second session dealt with further corporate governance and company law matters including the Transparency Directive and the Takeover Code; there was also a presentation on social, environmental and ethical issues and regulatory compliance. These formal sessions are in addition to written briefings to the Board on areas of regulatory and legislative change.
Performance evaluation: During the year the Board has undertaken a formal and independent evaluation of its performance and effectiveness using external consultants, Egon Zehnder. The review combined qualitative dialogue and a quantitative questionnaire to establish a comprehensive foundation from which to track Board effectiveness going forward. The review covered Board effectiveness in terms of dynamics and processes and individual Director contributions. The Board discussed the findings and recommendations at its meeting in October. Subsequently, the Chairman and the Senior Independent non-executive Director (as described below) reviewed the personal feedback collated for each Director and shared their respective feedback with each other, facilitated by Egon Zehnder. Overall the review concluded that the Board is well functioning and captures the benefits of a unitary board with issues generally raised in good time for consultation, debate and effective decision-making. The Executive team is responsive to challenges from the nonexecutives who were engaged and probing. Governance and Board processes in general are robust and recommendations on improvements are already well in hand. Each of the committees was also reviewed and progress has been made.

Cadbury Schweppes Annual Report & Accounts 2006 Corporate governance report 47

Corporate governance report continued

The CEO and Chairman’s job descriptions
The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined as follows:

Chairman
Sir John Sunderland, the Chairman, spends 2-3 days a week on the business of the Group. Sir John’s role and responsibilities are as follows:
>	Ensures the effective running of the Board, its agenda and processes;

>	Ensures the Board agrees the strategy for the Company and checks on its implementation;

>	Promotes the highest standards of corporate governance and ensures appropriate communication with shareowners on these and our financial performance;

>	Ensures the maintenance of our “Purpose and Values” (a framework for our strategic intent);

>	Ensures we have an adequate succession planning process at the Board and senior management level;

>	Acts externally in maintaining appropriate relationships and projects the Company and our views; and

>	Works with the Chief Executive Officer and the Chief Executive’s Committee to provide support and advice as appropriate.

Chief Executive Officer
Todd Stitzer is our Chief Executive Officer. Todd’s role and responsibilities are as follows;
>	Develop and translate strategies into a manageable set of goals and priorities and communicate and implement these;

>	Provide motivation and leadership to the regions and functions; chairing the Chief Executive’s Committee and setting its style and tone;

>	Manage and lead on major transactions and operating issues facing the business;

>	Set the overall policy and direction of our business operations, investment and other activities within a framework of prudent and effective risk management, and ensure that functions to control those risks operate satisfactorily;

>	Ensure the soundness of our financial structure, results (including cash flow) and forecasts and take corrective action when necessary;

>	Ensure that our financial management is performed to the highest levels of integrity, quality and transparency and in the interests of shareowner value;

>	Ensure that our business standards are of the highest order, fully in compliance with laws and regulations and that we operate in a manner consistent with ‘Our Business Principles’;

>	Ensure that growth in shareowner value is compatible with an increased accountability for social and environmental performance;

>	Develop policies and strategies for managing health and nutrition issues and related obesity concerns;

>	Develop and maintain strong communication programmes and dialogues to inform shareowners, analysts etc. of our results and progress; and

>	With the Chairman, provide external leadership and represent the Company with major customers and industry organisations.
External directorships for executive Directors
Subject to certain conditions, and unless otherwise determined by the Board, each executive Director is only permitted to accept one appointment as a non-executive director of another listed company. The Board considers that executive Directors can gain valuable experience and knowledge through such appointments.
Details of the fees received by the Directors for external appointments can be found in the Directors’ Remuneration Report on page 61.
Non-executive Directors
The Board reviews the independence of all non-executive Directors annually and have determined that all such Directors (except Sir John Sunderland) are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement.
Senior independent non-executive Director: Roger Carr is the Senior independent non-executive Director and our Deputy Chairman. Roger’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the non-executive Directors without executive management or the Chairman being present.
Terms of appointment: Sir John Sunderland was appointed for an initial term of one year which has now been extended to 2008. All other non-executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. The terms and conditions of appointment for the non-executives are summarised in the Directors’ remuneration report on page 62 and are available on request from the Group Secretary.
Meetings of non-executive Directors: The non-executive Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During September 2006, they held one such meeting chaired by Roger Carr and attended by all the non-executive Directors except for Sanjiv Ahuja.
Key Committees
The terms of reference for all our committees are reviewed on a regular basis by the Board and were last reviewed in February 2007. Committees are authorised to obtain outside legal or other independent professional advice if they consider it necessary to do so.

Audit Committee
Members: David Thompson (Chairman), Rick Braddock, Roger Carr, Wolfgang Berndt, Rosemary Thorne and (from 16 February 2007) Raymond Viault. The Committee consists solely of independent non-executive Directors, all of whom have extensive financial experience in large organisations. All Committee members, except Raymond Viault, held office throughout the year and at the date of this report. The Board has determined that David Thompson is an Audit Committee financial expert as defined by the US Securities and Exchange Commission.

48 Corporate governance report Cadbury Schweppes Annual Report & Accounts 2006

At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Group Secretary, Director, Financial Control, Director of Business Risk Management, Head of Internal Audit and the external auditor attend meetings. The Director of Group Secretariat attends and is Secretary to the Committee. The Committee met four times in 2006, meeting separately with the external auditors in February and July, and with the internal auditors in July. The Chairman also holds preparatory meetings with the Group’s senior management as appropriate prior to Committee meetings. All Directors have access to the minutes of all the Committee’s meetings and are free to attend.
The composition and role of the Audit Committee is reviewed annually against the recommendations made in the Smith Report published in 2003, and complies with all of that Report’s recommendations.

Key duties:
>	Responsible for all accounting matters and financial reporting matters prior to submission to the Board for endorsement;

>	To monitor the integrity of the Company’s financial statements and ensure that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

>	To review major changes in accounting policies and practices;

>	To review the Company’s internal controls and their effectiveness;

>	To review the Company’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

>	To review the effectiveness of the external audit process, the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors;

>	To consider the annual report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for the following year;

>	To review the provision and scope of audit and non-audit work by the external auditor and the fees charged;

>	To receive reports from the Speaking Up programme (established to investigate complaints in confidence from employees and others);

>	To receive semi-annual reports on Group legal matters including litigation;

>	To receive an annual review of the effectiveness of the Committee;

>	To review corporate governance developments in the UK and US and the Group’s response to these developments; and

>	To monitor the Group’s risk management and business ethics processes.
In 2006, the Committee’s agenda included the programme for ensuring compliance with section 404 Sarbanes-Oxley (which applied to the Group for the first time this year), changes to UK corporate legislation, restructuring of the Group’s risk processes (including the establishment of the Risk and Compliance Committee led by Todd Stitzer) and work to redefine the role and operation of Internal Audit. The Committee was also heavily involved in considering the Group’s response to the accounting irregularities and other issues in Cadbury Nigeria, explained elsewhere in this document.
Non-audit services: In line with the requirements of Sarbanes-Oxley, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee.
Auditor independence: Ensures that the external auditor remains independent of the Company. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Other issues: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is submitted for approval annually by the shareowners at the Annual General Meeting.
Details of the fees paid to the external auditor in 2006 can be found at Note 6 in the financial statements.

Nomination Committee
Members: All non-executive Directors. The membership was amended in July 2006 to include all current non-executive Directors; prior to this the Committee consisted of Sir John Sunderland, Roger Carr and Baroness Wilcox. Raymond Viault joined the Committee in February 2007.

Cadbury Schweppes Annual Report & Accounts 2006 Corporate governance report 49

Corporate governance report continued

The Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Group Secretary also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations as to the appointment of any new executive or non-executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.
The Nomination Committee is responsible for succession planning for the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board. We have recently appointed three new non-executives, and two of the longest serving non-executives have retired or will soon retire. The re-elections proposed at the AGM reflect the Board’s policy on its development. No Director participates in the discussions considering his or her successor.
During 2006, the Committee met three times to review succession planning and the appointment of Sanjiv Ahuja, Raymond Viault and Ellen Marram as new non-executive Directors. External search consultants were engaged to produce a list of candidates for this appointment. This list was then reduced to a short list of candidates which was discussed between the Chairman and the other members of the Nomination Committee. The Directors then met Sanjiv, Raymond and Ellen and their nominations were presented to the Board for approval at the February and September 2006 and February 2007 Board meetings respectively.
Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are set out on page 67.

Corporate and Social Responsibility Committee
Members: Lord Patten (Chairman), Wolfgang Berndt, Bob Stack, Todd Stitzer, Sir John Sunderland, David Thompson, and, from July 2006, Roger Carr, Sanjiv Ahuja, Rick Braddock and Rosemary Thorne. Raymond Viault joined the Committee in February 2007. Baroness Wilcox was Chairman until 31 December 2006. The terms of membership of the Committee were amended in July 2006 to include all non-executive Directors as members.
This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. Lord Patten was appointed Chairman on 1 January 2007 on the resignation from the Board of Baroness Wilcox on 31 December 2006. Further details of the Group’s approach to corporate and social responsibility matters can be found in the Description of Business section on page 36.

Chief Executive’s Committee (CEC)
Members: Todd Stitzer (Chairman), Hester Blanks (also Secretary to the Committee), Gil Cassagne, Jim Chambers, Steve Driver, Ken Hanna, David Macnair, Tamara Minick-Scokalo (from 2 January 2007), Matt Shattock, Bob Stack, Hank Udow, Rajiv Wahi and Mark Reckitt (from 2 January 2007).
As described in the Description of Business on page 21, the CEC deals with major operational and management issues including the review of monthly financial results and forecasts, proposals for capital expenditure and major operating issues.
Relations with shareowners
Our shareowners are very important to us. All shareowners receive regular communications from the Group and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website. Presentations and webcasts on the development of the business are available on the website.

Annual General Meeting (“AGM”)
The Board views the AGM as an opportunity for individual shareowners to question the Chairman, and through him the chairmen of the various Board Committees and other Directors. At the AGM there will be statements by the Chairman and Chief Executive Officer, and all the Directors plan to attend.
Directors are submitted for reappointment by the shareowners at regular intervals. At each Annual General Meeting, not less than one-third of the Directors must retire by rotation. In addition, any Director who has been a Director at either of the two previous Annual General Meetings but who has not retired by rotation, and any Director who was appointed since the last Annual General Meeting, must retire.
Details of the meeting and the resolutions to be proposed together with explanatory notes are set out in the Notice of Meeting which is sent to shareowners. Shareowners attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by taking a poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
The Company engages with its institutional investors on a day-to-day basis via the Chief Executive Officer and the Chief Financial Officer. The senior independent non-executive Director and other members of the Board are also available to meet major shareowners on request. The Chairman contacts the top 10 shareowners each year with an offer to meet them. As part of his role as the senior independent non-executive Director, Roger Carr is also available to shareowners when contact with the executive Directors or the Chairman may not be appropriate.

50 Corporate governance report Cadbury Schweppes Annual Report & Accounts 2006

The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and continental Europe on a regular basis. In October 2006, they hosted a seminar for institutional investors, analysts and brokers in New York and London.
The Directors are supported by our Investor Relations department (IR), which is in regular contact with institutional investors, analysts and brokers. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors including Goldman Sachs, UBS and Makinson Cowell. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop an understanding of the views of our major shareowners.

Company website
Our website, www.cadburyschweppes.com, is a primary source of information on the Company. The site includes an archive of financial announcements and presentations, as well as detailed information on our corporate governance practices. This includes:
>	Our Financial Code of Ethics;

>	Our Business Principles;

>	Our Statement of Corporate Governance Principles;

>	Details of how we comply with the Combined Code on Corporate Governance;

>	Terms of reference for the Audit, Corporate and Social Responsibility, Nomination and Remuneration Committees;

>	Summary of the terms and conditions of the appointment of our non-executive Directors;

>	Full schedule of matters reserved for the Board;

>	Details of our approach to corporate and social responsibility;

>	Documentation sent to shareowners, including AGM material and our report and accounts; and

>	Voting figures from the AGM.
Shareowners can register to receive a notification when any press releases are made.
Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include identifying, evaluating and managing the related risks.
The Directors acknowledge their responsibility for the system of internal control. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:
>	The key business objectives are clearly specified at all levels within the Group;
>	“Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;

>	The organisation structure is set out with full details of reporting lines and accountabilities and appropriate limits of authority for different processes;

>	Procedures to ensure compliance with external regulations;

>	The network of disclosure review committees which exists throughout the Group (described below);

>	Procedures to learn from control failures and to drive continuous improvement in control effectiveness;

>	A wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;

>	Individual business units operate on the basis of multi-year contracts with monthly reports on performance and regular dialogues with Group senior management on progress;

>	On an annual basis the CEC, Audit Committee and then the Board consider and agree the major risks facing the business and these risks are used to focus and prioritise risk management, control and compliance activities across the organization. The key risks facing the Group are summarised in the Description of Business on pages 38 to 40;

>	Various internal assurance departments, including Group Audit, carry out regular reviews of the effectiveness of risk management, control and compliance processes and report their findings to the business unit involved as well as to Group management and the Audit Committee; and

>	The Audit Committee approves plans for control self-assessment activities by business units and regions as well as the annual Group Audit activity plan. The Committee also deals with significant issues raised by internal assurance departments or the external auditor.
The management of all forms of business risk continues to be an important part of ensuring that we continue to create and protect value for our shareowners. The processes involved call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 89 to 91).
All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Regional and global status reports assessing the extent to which all major risks have been effectively mitigated are prepared every six months and are reviewed by the Audit Committee. A structure of central Group and regional risk and compliance committees came into operation from January 2007.

Cadbury Schweppes Annual Report & Accounts 2006 Corporate governance report 51

Corporate governance report continued

The Group also established in 2002 a network of disclosure review committees (DRC) throughout the organisation. The Group DRC, chaired by the Chief Legal Officer and comprising senior executives at and below Board level, reviews financial and trading statements and releases, and the verification process which underpins these. Meetings are attended by the Group’s external auditors, and UK and US legal advisors. It ensures that such statements and releases are accurate and complete and comply with all relevant legislation and regulation. Each region and function is required to have its own DRC reporting to the Group DRC to ensure that interim and full year financial reporting is accurate and that all matters which may be material to the Group as a whole have been reported to the Board. The Group DRC reports its findings to the Audit Committee and through that Committee to the Board.
At the year end, the Group’s only significant associate is Camelot, which is managed in line with its shareholder agreement.
The Group is subject to the requirements of the US Sarbanes-Oxley Act as a result of the listing of its American Depository Receipts (ADRs) on the New York Stock Exchange. Throughout 2006, progress has been made on the evaluation of controls and their enhancement where necessary to comply with section 404 of that Act. Testing of these controls will be completed prior to the filing of the Company’s Form 20-F with the US SEC in early April, and a report on compliance with this legislation will be made in that document.
On 20 February 2006, Cadbury Schweppes plc acquired a majority holding of Cadbury Nigeria, a listed entity in which the Group previously had been a minority investor and which it had treated as an associate for accounting purposes. Subsequently significant mis-statements of Cadbury Nigeria’s balance sheet and profit and loss account were identified. Following an investigation, management ascertained that these irregularities dated back over a number of years and comprised inappropriate recognition of revenue, overvaluation of assets (including working capital balances and fixed assets) and the undervaluation of liabilities. These accounting mis-statements have been corrected in the consolidated financial statements of Cadbury Schweppes plc in 2006. The adjustment has been recorded within the associate line as the irregularities occurred in the period in which Cadbury Nigeria was treated as an associate. Consequently the Group has recognised a non-Underlying charge of £23 million reflecting its share of the adjustments. Both the former CEO and CFO of Cadbury Nigeria have now left the business. The CEO has been replaced with a former Cadbury Schweppes General Manager who has extensive operational experience in Africa and the CFO with an experienced Cadbury Schweppes Finance Director.
The Group is performing a full review of the financial processes, systems and people capabilities in place at Cadbury Nigeria and anticipates further changes will be made in 2007. Our Group Internal Audit will also separately perform full audit reviews of the business in 2007.
Other than in relation to Nigeria, the Board’s review of the system of internal control has not identified any failings or weaknesses which it has determined to be significant, and therefore no remedial actions are necessary. Accordingly, the Directors confirm that in compliance with principle C.2 of the Combined Code, the system of internal control for the year ended 31 December 2006 and the period up to 9 March 2007 has been reviewed in line with the criteria set out in the Turnbull guidance currently applicable.
Sir John Sunderland
Chairman
9 March 2007

52 Corporate governance report Cadbury Schweppes Annual Report & Accounts 2006

Directors’ remuneration report

Unaudited Information
Introduction
This report describes the current arrangements for the remuneration of executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (the Committee) in 2006. Except as detailed below, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareowners will be informed appropriately.
This report complies with the requirements of the Companies Act 1985 (in particular Schedule 7A – Directors’ Remuneration Report) and of the Combined Code.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the executive Directors, and to approve awards under our share based plans (see page 55). The Committee is tasked with ensuring that individual rewards are linked to performance and aligned with the interests of the Company’s shareowners. This requires that cost effective packages are provided which are suitable to attract and retain executive Directors of the highest calibre and to motivate them to perform to the highest standards. The Committee also oversees remuneration arrangements for our senior executives to ensure they are also aligned with shareowner interests. The terms of reference of the Committee are available for inspection on our website.
Changes to reward arrangements
Reward arrangements for executive Directors and other senior executives need to remain in line with prevailing practices among other UK-parented companies and be competitive for a global consumer goods company. In 2006, the Committee reviewed arrangements and incentives to ensure that they remain effective and appropriate to the Company’s circumstances and prospects and to monitor the level of potential awards. In the light of the introduction of IFRS and the evolving views of investors opposed to the re-testing of performance conditions applicable to share options, the Committee made the following changes to the policy with effect from 2 January 2006:
>	No more discretionary share options will be granted unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate;

>	As a consequence, for executive Directors, the target and maximum levels of award under the AIP (defined opposite) increased from 80% and 120% to 100% and 150% of salary respectively, and the annual LTIP (defined opposite) award increased from 120% to 160% of salary. The percentage of the LTIP award which vests for threshold performance will reduce from 40% to 30% and this will reduce the percentage of shares vesting for all levels of performance below the 80th percentile. LTIP awards can now be made up to a maximum value of 200% of salary, but any award significantly higher than the proposed 160% level will only be made in exceptional circumstances;

>	The BSRP (defined opposite) performance related scale was changed from step vesting to a straight line sliding scale;
>	Also, in setting performance ranges for cycles for all our long-term plans from 2006 onwards, the economic profit and earnings per share ranges are expressed in absolute rather than real (post inflation) terms. This is partly because there is no one satisfactory inflation index against which to measure our performance (given that our earnings are generated in numerous currencies), and secondly because an absolute measure is simpler and in line with the way in which we communicate our results.
Similar changes were made to AIP, BSRP and LTIP for executives below Board level. For those who are not eligible for LTIP awards, we widened the scope of the International Share Award Plan. This gives conditional share awards if performance targets are met, so that the expected value of remuneration for these employees is maintained at broadly the same level as previously.
The chart below shows the fixed and variable elements of an executive Director’s remuneration for 2007, and a range of outcomes for each component. Expected value is the present value of the sum of all the various possible outcomes at vesting or exercise of awards, and was calculated using industry accepted methodologies.

In line with recognised good practice and previous commitments, the Committee will undertake a fundamental review of remuneration policy and all incentive plans for submission to shareowners for approval at the AGM in 2008. The review will focus on the following key areas:
>	The structure of senior executive remuneration packages and the balance between fixed and variable remuneration, short and long term incentives and local against international based remuneration;

>	An assessment of the current incentive plans, individually and in the context of overall remuneration, including appropriate performance measures and the balance between Group, regional and local unit results and individual contributions;

>	The issue of an appropriate comparator group for the purpose of remuneration comparisons; and

>	The levels of shareownership required from executives in the context of the market.
Details about the conclusions reached in this review will be included in next year’s remuneration report.

54 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

Remuneration Committee members and advisers
The Committee consists of:

Rick Braddock	(Chairman of the Committee)
Roger Carr
Wolfgang Berndt
David Thompson
Rosemary Thorne
All are independent non-executive Directors, and all were members of the Board and Committee at the year-end. No other person was a member of the Committee at a time when any matter relating to the executive Directors’ remuneration for 2006 was considered. Raymond Viault joined the Committee on 16 February 2007, and Rick Braddock will leave it when he retires as a Director at the May 2007 Annual General Meeting. Wolfgang Berndt will then take over as chairman of the Committee.
The Committee met four times and passed one written resolution in 2006 to consider and approve, amongst other things:
>	The Directors’ remuneration report for 2005;

>	Proposed salary increases and changes to other compensation elements of the executive Directors’ remuneration;

>	AIP and share based grants to the executive Directors and members of the Chief Executive’s Committee;

>	A review of our share plans and pension arrangements; and

>	Performance measures, weights, targets and allocation guidelines for share based remuneration.
No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

Sir John Sunderland	Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Hester Blanks	Group Secretary
Don Mackinlay	Group Remuneration and Benefits Director
John Mills	Director of Group Secretariat and Secretary to the Committee
Hester Blanks, Don Mackinlay and John Mills were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from Towers, Perrin, Forster & Crosby, Inc. Representatives from the latter have attended meetings of the Committee and in addition have provided advice, primarily in the area of remuneration matters, to the Group’s operations outside the UK. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis. Slaughter and May has advised the Committee on legal and regulatory issues and have also provided advice on a broad range of legal issues for the Group during 2006.

Overview of remuneration elements for executives including executive Directors

Element	Objective	Performance period	Performance conditions

Base salary (see page 57)	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP) (see page 57)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of revenue and Underlying economic profit (UEP) targets for the year

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme (see page 58)	Incentivises sustained annual growth Aids retention of executives Supports and encourages share ownership	Three years	Basic award and an additional match subject to continued employment and to achievement of compound annual growth in aggregate UEP

Long Term Incentive Plan (LTIP) (see page 58)	Incentivises long-term value creation Aids retention of executives	Three years	Half of award subject to total shareowner return
(TSR) ranking relative to an international peer group (see page 60)
Half of award subject to achievement of compound annual growth in aggregate Underlying earnings per share (UEPS)

Discretionary Share Option Plans (No awards made since 2005) (see page 60)	Incentivises earnings growth Aids retention of executives Incentivises increasing share price	Three to ten years	Vesting subject to achievement of compound annual growth in (point to point) UEPS. First test at end of three, then five years Value of award comes from share price growth at time of exercise

Whether particular performance conditions are met is assessed with reference to our annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the executive Directors is shown on pages 63 to 65.

Cadbury Schweppes Annual Report & Accounts 2006 Directors’ remuneration report 55

Directors’ remuneration report continued

Remuneration policy principles
Our remuneration policy for executives, including executive Directors, is based on the following core principles:
>	Basic salary is targeted generally between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance. This, combined with performance related variable elements, is designed to result in upper quartile total remuneration against delivery of superior business results and returns to shareowners;

>	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;

>	The performance conditions for our incentive plans (including the BSRP, LTIP and discretionary share options) are based on the measurable delivery of strong financial performance at constant currency (and on superior shareowner returns for the LTIP) and are widely understood by shareowners;

>	Total remuneration potential is designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;

>	The total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture;

>	Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, the Director is given a period of three to five years in which to satisfy this requirement. The share ownership policy applies to all senior executives in the business with a range from one to three times salary, depending on their level of seniority.
Competitive positioning of remuneration
The Committee carefully considers on a regular basis the market positioning of all executives for whose remuneration it is responsible against the most recent and relevant market data available. For example, for the Chief Executive Officer, market data for the CEO position in companies of comparable size, complexity and international spread in the UK FTSE 100 index is used, with relevant US company details referenced for a broader context.
A similar approach is taken for other senior executives. We benchmark against similar positions in companies of comparable size, complexity and international spread and also participate in several of the leading global surveys of executive remuneration in global consumer goods companies.
In making assessments, the Committee takes into account the overall value of the potential remuneration that packages represent, including salary, short and long-term incentives and share ownership requirements. It focuses, in particular, on the ‘on-target’ level and expected value of remuneration. The Committee also takes into account the proportions of total compensation that are fixed and those which are variable because they are subject to various conditions, including performance and, in the case of share-based incentives, future share price performance.
Balance between fixed and variable pay
Around two-thirds of each executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each executive Director. The following chart shows the fixed (base salary only) and variable elements of the remuneration package for executive Directors for 2006 and 2007 assuming the target (AIP only) and expected value levels of remuneration are achieved.

Fixed and variable elements

Share-based awards and dilution
We ensure that the aggregate of all share-based awards does not exceed the guidelines laid down by the Association of British Insurers. These suggest that the number of awards granted in respect of all share-based schemes should not exceed 10% of the current issued share capital in any rolling ten-year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period. Many of the share option plans we operate use shares purchased in the market to satisfy awards at maturity, thereby ensuring that shareowner value is not unduly diminished or diluted.
The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

Outstanding capacity	2002	2003	2004	2005	2006

For all employee	5.16%	4.66%	4.53%	4.58%	5.27%
schemes

For discretionary	2.55%	1.97%	1.75%	1.74%	2.36%
schemes

56 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

Performance graph
The following graph shows the Company’s performance measured by total shareholder return (TSR) for the five years to 31 December 2006 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is the product of the share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans. In particular, it is not the basis on which we measure LTIP TSR performance which is measured against a more appropriate and consistently demanding peer group.

Historical TSR performance growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values

Service contracts
All executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the executive Director giving six months’ notice, and expire in the year in which the executive Director reaches their current contractual retirement age of 60. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any executive Director’s employment is terminated without cause, or if the executive Director resigns for good reason, payment of 12 months’ worth of base salary and target AIP will be made, together with benefits for up to 12 months, or for a shorter period if the executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. For the BSRP/LTIP provisions which apply on a change of control or termination of employment refer to page 58.
Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the USA if there are no suitable opportunities for them when their secondments end. All the executive Directors’ contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004.
Salaries and benefits in kind for executive Directors
In setting the base salary of each executive Director, the Committee takes into account market competitiveness and the performance of each individual executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the executive Directors also receive benefits in kind. In 2006, the rate of base salary increases for executive Directors was between 5.7% and 8.9%. These included adjustments relating to changing circumstances. Salaries received by the Executive Directors in the 2006 financial year are shown on page 63.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Committee. In 2006, awards were based on the delivery of Underlying economic profit (UEP), defined as Underlying profit from operations less a charge for the weighted average cost of capital, and growth in revenue, both key elements of the annual contract. The award is weighted 60% on the delivery of UEP and 40% on the growth in revenue, and these weightings will remain the same for 2007. For both years, if our trading margin is below the contracted level, the revenue element of the award will be reduced at all levels of performance except at the threshold level. Furthermore, if targets are only achieved at the expense of lowering returns on total invested capital, the Committee reserves the right to reduce AIP payments accordingly.
The target incentive award for an executive Director is 100% of base salary, with the maximum award being at 150% for exceptional performance. AIP awards to executive Directors for 2005 and 2006 were 91% and 74% respectively of base salary, and in 2006, this represented 43.1% on the delivery of UEP and 31.1% on the growth in revenue. AIP received by the executive Directors in respect of the 2006 financial year is shown on page 63.

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Directors’ remuneration report continued

Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply (see page 56). The BSRP is available to a group of approximately 170 senior executives including the executive Directors and aims to encourage participants to reinvest a cash award into the Company’s shares.
The BSRP enables participants to invest all or part of their AIP award in, or take their AIP award as an award over, our shares (“Deferred Shares”) together with a Company match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves the Group during the three-year period, they forfeit some of the additional shares and in certain cases it is possible that all of the Deferred Shares and the additional shares may be forfeited. Each year the executive Directors have chosen to invest all their AIP awards into the BSRP.
The number of matching shares that will be provided for grants from 2006 is as follows:

Absolute compound annual growth
in aggregate UEP over the three	Percentage of matching shares awarded
year deferral period equivalent to:	at the end of the period:

below 4%	40% (threshold)

4%	40%

8%	70%

12% or more	100% (maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2005-2007 and 2006-2008 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. Actual vesting will depend upon performance over the full vesting period. AIP awards received by the executive Directors in respect of the 2006 financial year and reinvested into the BSRP are shown on pages 63 and 65.
Long Term Incentive Plan (LTIP)
Around 85 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
In 2006, awards for the 2006-2008 performance cycles were made to senior executives, including the executive Directors. Details of the Directors’ LTIP interests are set out in the table on page 64.
One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with us not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period. This part of the award is calculated as follows: number of shares vested multiplied by aggregate of dividends paid in the performance period divided by the share price on the vesting date.
The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the LTIP, and the table below sets its key features. As explained above, from 2006, performance ranges for the growth in Underlying earnings per share (UEPS) are expressed in absolute rather than post-inflation terms.
The TSR measure is a widely accepted and understood benchmark of a company’s performance. It is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on an absolute basis (real prior to 2006 after allowing for inflation). Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

How the LTIP operates

58 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

	Awards made prior to 2004	Awards made for 2004 onwards

Face value of conditional share award made to executive Directors	80% of base salary	120% of base salary (2004 and 2005) 160% of base salary (2006 onwards)

Performance conditions	Award is based on TSR relative to the Comparator Group with a UEPS hurdle	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement*	For the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years)	The extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period:
> 30% of this half of the award will vest if the absolute compound annual growth rate achieved is 6% or more
> 100% of this half of the award will vest if the absolute compound annual growth rate achieved is 10% or more
> Between 6% and 10%, the award will vest proportionately

TSR vesting requirement*	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon our TSR relative to the Comparator Group:
	> The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking	> 30% of this half of the award will vest at the 50th percentile ranking
	> 100% of the award will vest at the 80th percentile ranking or above	> 100% of this half of the award will vest at the 80th percentile ranking or above
	> Between the 50th and 80th percentiles, the award will vest proportionately	> Between the 50th and 80th percentiles, the award will vest proportionately

Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

*	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in Underlying earnings per share (UEPS) was expressed in post-inflation terms.

Cadbury Schweppes Annual Report & Accounts 2006 Directors’ remuneration report 59

Directors’ remuneration report continued
The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

UK based companies	Non-UK based companies	Head office location

Allied Domecq #	Campbell Soup	US

Associated British Foods	Coca-Cola	US

Diageo	Coca-Cola Enterprises +	US

Northern Foods	Colgate-Palmolive	US

Reckitt Benckiser	Conagra +	US

Scottish & Newcastle +	CSM +	Netherlands

Six Continents*	Danone	France

Tate & Lyle	General Mills	US

Unilever	Heinz	US

Uniq*	Hershey Foods	US

Whitbread*	Kellogg	US

	Kraft Foods +	US

	Lindt & Sprungli +	Switzerland

	Nestlé	Switzerland

	Pepsi Bottling Group +	US

	PepsiCo	US

	Pernod Ricard	France

	Procter & Gamble	US

	Sara Lee Corp	US

	Suedzucker*	Germany

	Wrigley +	US

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 onwards

#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company

Awards under the LTIP (both before and after 2004) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The status as at 1 January 2007 of each LTIP cycle in respect of which awards could have vested at the date of this report is shown to the right, showing our performance against the measures explained above. The 2004-6 LTIP UEPS result reflects an appropriate adjustment to earnings arising from discontinued operations. LTIP awards received by executive Directors are shown on page 64.

	Performance	TSR percentile	Current status
	against	ranking as at	(% of maximum
Cycle	UEPS target	1 January 2007	award	)

2001-2003	hurdle met	27	lapsed

2002-2004	hurdle met	35	extended

2003-2005	hurdle met	41	extended

2004-2006	threshold exceeded	74	paid 69.1%

The 2005-2007 and 2006-2008 cycles are currently expected to pay around half of the maximum award available. Actual vesting will depend upon performance over the full vesting period.

Discretionary Share Option Plans
No option grants were made to executive Directors in 2006 as discretionary share options were removed as part of our remuneration programme. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Director’s immediate families during 2006. All our existing discretionary share option plans which apply to executive Directors use the following criteria:

	Annual grants made prior to 2004 AGM	Annual grants made after 2004 AGM

Market value of option grant made to executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary	Maximum of 200% of base salary. From 2006 onwards, no such grants are made other than in exceptional circumstances

Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant

Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option	If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year

60 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index. The UEPS is measured on a real basis after allowing for inflation. Options granted in 2004 and 2005 are expected to meet their performance targets and vest in full. The actual vesting of awards will be based on performance over the full vesting period. All options granted prior to 2004 achieved their UEPS targets and vested in full.
Other share option plans
Each executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the financial statements.
Effect of IFRS on performance measures
The Group adopted International Financial Reporting Standards (IFRS) as its primary generally accepted accounting principles (GAAP) with effect from 3 January 2005. Performance measures for the 2005 financial year onwards are based upon the Underlying IFRS performance measures. Where past performance measures continue to be applicable or are retested, these will either be restated on a consistent basis with IFRS or the comparable current measure will be restated on a consistent basis with the past performance measure.
Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.
In the UK, all new employees (from 2001) are offered membership of a revalued career average defined benefit pension plan which provides benefits based on total earnings. Employees entitled to final salary benefits (calculated on basic earnings plus annual incentive awards limited to a further 20% of basic salary) receive benefits in line with those arrangements. Both of these arrangements are contributory and senior managers pay between 4% and 5% of pensioned earnings. No current executive Director participates in the UK plans. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.
Sir John Sunderland was a member of the final salary pension arrangements from which he retired on his 60th birthday in 2005. Under the rules of the arrangements he received a pension of 2/3rds of his pensioned earnings (basic salary plus annual incentive bonus payment, limited to 20% of basic salary and averaged over three years). Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30% of his base salary in lieu of a pension contribution.
Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Bob Stack and Todd Stitzer are required under their current service contracts to retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these Executive Directors are fully vested. Further details of these arrangements are set out on page 65.
Executive Directors – outside appointments
We recognise the benefits to the individual and to the Company of involvement by executive Directors as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each executive Director is permitted to accept only one appointment as a non-executive Director in another company. The executive Director is permitted to retain any fees paid for such service. Details of fees received by executive Directors are as follows:

Ken Hanna	£51,000	(Inchcape plc)

Todd Stitzer	£61,250	(Diageo plc)

Bob Stack	£55,000	(J Sainsbury plc)

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Directors’ remuneration report continued

Chairman and non-executive Directors
Sir John Sunderland, non-executive Chairman, is provided with a car and chauffeur. This benefit was expected to be reduced to three days per week from June 2006 but will remain at its current level of five days per week while Sir John retains his involvement with the CBI.
We normally appoint non-executive Directors for an initial period of three years but Sir John Sunderland’s term as non-executive Chairman expires at the 2008 Annual General Meeting. Unless otherwise determined by the Board, the maximum term for a non-executive Director is nine years.
Fees for non-executive Directors are determined by the Board within the limits set by the Articles of Association. To ensure that the interests of the non-executive Directors are aligned with those of the shareowners, all non-executive Directors (except Sir John Sunderland) have chosen to utilise a percentage of their fees (between 50% and 100%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each non-executive Director has undertaken to hold such shares during the term of his or her appointment. The non-executive Directors do not have service contracts with the Company.

Non-executive	Date of initial appointment to Board	Commencement date of current term	Expiry date of current term

Sanjiv Ahuja	19 May 2006	19 May 2006	19 May 2009

Wolfgang Berndt	17 January 2002	18 February 2005	18 February 2008

Rick Braddock	27 June 1997	9 May 2006	24 May 2007

Roger Carr	22 January 2001	26 November 2006	26 November 2009

Lord Patten	1 July 2005	1 July 2005	1 July 2008

Sir John Sunderland	5 May 1993	24 August 2006	22 May 2008

David Thompson	9 March 1998	16 February 2007	8 March 2008

Rosemary Thorne	6 September 2004	6 September 2004	6 September 2007

Raymond Viault	1 September 2006	1 September 2006	1 September 2009

Baroness Wilcox	5 March 1997	20 February 2006	Retired 31 December 2006

Baroness Wilcox retired as a non-executive Director on 31 December 2006. Rick Braddock will retire at the 2007 AGM and will not offer himself for re-election.
Fees for the independent non-executive Directors were reviewed in 2006 and the following table sets out the new rates of fee payable with effect from 1 October 2006:

Annual fees payable with effect from 1 October 2006

Chairman	£400,000

Deputy Chairman	£105,000

Other non-executive Directors:

– non-US based	£55,000

– US based	$140,000

Fee supplement for Committee Chairmen

– Audit	£15,000

– Remuneration	$15,000/£12,500

– Corporate and Social Responsibility	£10,000

62 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

Audited information
Directors’ remuneration tables
All the executive Directors invested their total AIP award in the Company’s shares through the Bonus Share Retention Plan rather than taking it as cash.
In the following tables, references to CEC members mean the individuals who are members of the Chief Executive’s Committee (our senior management) but who are not executive Directors. One CEC member left the Group in 2006 and two new members were appointed. Remuneration shown for the CEC includes remuneration paid to the CEC member who left the Group as part of his termination package. In 2006, there were a maximum of nine individuals at any one time who were members of the CEC but who were not executive Directors.

Directors’ remuneration summary (table one)

	2006	2005
	£000	£000

Total remuneration:

Fees as Directors	902	534

Salaries and other benefits (a)	3,198	3,493

Annual Incentive Plan/Bonus Share Retention Plan awards (b)	2,019	2,922

Gains on share plans	3,263	2,734

Pensions paid to former executive Directors	33	32

Notes

(a)	The highest paid Director was Todd Stitzer: £3,422,000 (2005: Sir John Sunderland: £3,441,000).

(b)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested and which will vest (normally) in three years’ time. The performance related matching award is shown in table six.
Executive Directors’ and CEC members’ remuneration (table two)

				Other				2006	2005
	Base salary	Allowances (a	)	benefits (b	)	AIP/BSRP(c	)	total	total
	£000	£000		£000		£000		£000	£000

Ken Hanna	560	192		–		592		1,344	1,378

Bob Stack (d)	474	270		155		498		1,397	1,386

Todd Stitzer (d)	877	511		156		929		2,473	2,381

CEC members (f)	2,995	1,464		1,173		3,057		8,689	9,214

Directors’ and CEC members’ gains on share plans (table three)

	LTIP awards	Gains on
	earned in	exercise of	2006	2005
	2006	share options	total	total
	£000	£000	£000	£000

Ken Hanna	558	–	558	–

Bob Stack	512	2	514	429

Todd Stitzer	949	–	949	266

Sir John Sunderland (e)	594	648	1,242	2,039

CEC members (f)	1,862	1,108	2,970	660

Notes to tables two and three above

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years. For all Directors and CEC members, Allowances include flexible benefits and car allowances. Ken Hanna’s allowances include an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2006 performance and invested in the BSRP on 5 March 2007 by each eligible Director. The AIP and BSRP are described on pages 57 and 58. The amount shown includes the service related matching award to be awarded under the BSRP to each Director and the aggregate for CEC members. The performance related conditional matching awards are shown in table six.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – US$1,618,846; Bob Stack – US$874,038.

(e)	Sir John Sunderland was appointed as non-executive Chairman on 25 August 2005. Table three shows his gains in the year on share plans arising out of awards made whilst he was an executive Director. Sir John Sunderland had until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(f)	For all remuneration, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members. Other benefits for CEC members include payments made in connection with the cessation of employment.

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Directors’ remuneration report continued
Non-executive Directors’ fees and benefits (table four)

			Fee for
	Other		chairing	2006	2005
	benefits	Board fee	a committee	total	total
	£000	£000	£000	£000	£000

Sanjiv Ahuja (a)	–	32	–	32	–

Wolfgang Berndt	–	51	–	51	46

Rick Braddock	–	76	8	84	82

Roger Carr	–	101	–	101	93

Lord Patten	–	51	–	51	24

Sir John Sunderland (b)	3	381	–	384	132

David Thompson	–	51	15	66	57

Rosemary Thorne	–	51	–	51	46

Raymond Viault (a)	–	24	–	24	–

Baroness Wilcox	–	51	10	61	54

Notes

(a)	Sanjiv Ahuja was appointed as a non-executive Director on 19 May 2006 and Raymond Viault was appointed as a non-executive Director on 1 September 2006.

(b)	Sir John Sunderland was appointed as non-executive Chairman on 25 August 2005. Table three shows his gains on share plans arising out of awards made whilst he was an executive Director. Other benefits relate to the provision of a car and chauffeur as described on page 62.

(c)	None of the non-executives (other than Sir John Sunderland) received any other emoluments during the 2006 financial year.
Directors’ and CEC members’ interests in the Long-Term Incentive Plan (table five)

	Interest								Interest in
	in shares								shares as at
	at 1 January		Interest				Interest		31 December		Dividend
	2006 (or date		in shares		Shares		in shares		2006 (or date		Shares
	of appointment		awarded in		vested		lapsed		of resignation		awarded and
	if later) (a	)	2006(b	)	(c	)	(d	)	if earlier) (e	)	vesting (c	)

Ken Hanna	328,875		164,028		95,520		42,714		354,669		7,438

Bob Stack	447,206		139,714		87,774		103,004		396,142		6,834

Todd Stitzer	740,900		260,484		162,567		158,263		680,554		12,659

Sir John Sunderland (f)	618,173		–		101,789		169,623		346,761		7,926

CEC members	1,648,231		652,082		318,980		324,147		1,657,186		24,836

Notes

(a)	Interests as at 1 January 2006 are potential interests shown at their maximum number in respect of the extended 2001-2003 and the 2002-2004 cycles, and the 2003-2005, 2004-2006 and 2005-2007 cycles.

(b)	The interests in shares awarded in 2006 relate to the 2006-2008 cycle. The mid-market price on 7 April 2006 when these awards were made was £5.61. The criteria under which these awards would vest in full are explained on page 59.

(c)	Shares vested on 4 March 2007 were in respect of the 2004-2006 cycle and include those deferred into trust for a further two years and (shown separately) shares which were awarded and vested in respect of dividends paid during the performance period, in accordance with ABI guidelines. The shares deferred into trust will only vest if the participant fulfils specified employment conditions during that time. If they do vest, a further award of shares will vest in respect of the dividends paid on these shares while they have been in trust, calculated on a similar basis. The mid-market price on 4 March 2007 was £5.41. On 5 March 2007, the following individuals disposed of ordinary shares which vested under the 2004-2006 cycle of the Company’s Long Term Incentive Plan on 4 March 2007, the price received in each case being £5.28 per share: Sir John Sunderland – 109,715 shares; Bob Stack – 20,848 shares; Todd Stitzer – 38,614 shares.

(d)	All interests in shares in respect of the 2001-2003 cycle lapsed at the end of the financial year as did that part of the 2004-2006 cycle which did not vest.

(e)	Interests as at 31 December are potential interests shown at their maximum number in respect of the extended 2002-2004 and 2003-2005 cycles, and the 2005-2007 and 2006-2008 cycles. The current status of each cycle is shown on page 60. At the present time it is anticipated that no cycle will vest at maximum.

(f)	Sir John Sunderland’s employment ceased on 24 August 2005 and consequently a proportion of his outstanding LTIP awards lapsed in accordance with the rules of the plan.

(g)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2008 at the latest.
64 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table six)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP.

	Maximum performance	Maximum performance				Total of maximum
	related award in	related award in			Interest in shares	performance related
	respect of	respect of		Shares vested in	lapsed in	awards in respect of
	2004 and 2005	2006(b	)	2006	2006	2004 to 2006 (c	)

Ken Hanna	106,439	45,768		–	–	152,207

Bob Stack	87,748	38,515		–	–	126,263

Todd Stitzer	160,566	71,809		–	–	232,375

CEC members	316,786	175,284		–	–	492,070

Notes

(a)	The monetary value of the service-related awards for the 2006-2008 cycle (in respect of 2005 AIP) and for the 2007-2009 cycle (in respect of 2006 AIP) is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number in respect of the 2005-2007, 2006-2008 and 2007-2009 cycles. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2007 for 2006 AIP). Shares purchased by Directors for the 2007-2009 cycle using their AIP investment were acquired on 5 March 2007 at a price of £5.546 per share as follows: Ken Hanna –76,280 shares, Bob Stack – 64,193 shares, Todd Stitzer – 119,681 shares. The service related awards for this cycle are: Ken Hanna – 30,512 shares, Bob Stack – 25,677 shares, Todd Stitzer – 47,872 shares.

(b)	The mid-market price on 4 March 2007 when these awards were made was £5.41. Qualifying conditions for these awards are set out on page 58.

(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2009 at the latest.
Executive Directors’ pensions and retirement benefit arrangements (table seven)

								Transfer
								value of
								the increase
						Increase in		in accrued
			Transfer	Transfer	Increase	accrued		pension
		Increase in	value of	value of	in transfer	pension		(net of
	Accrued	accrued	accrued	accrued	value over	during the		inflation	)
	pension	pension	pension at	pension at	the year, less	year		less
	at 1 January	during	1 January	1 January	Directors’	(net of		Directors’
	2007	the year	2007	2006	contributions	inflation	)	contributions
	£000	£000	£000	£000	£000	£000		£000

US pension arrangements

Bob Stack	360	70	3,370	2,596	774	64		602

Todd Stitzer	737	189	6,337	4,506	1,831	179		1,535

Notes

(a)	The pension arrangements for Bob Stack and Todd Stitzer are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.959 = £1.

(b)	As noted on page 61, Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution.

(c)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(d)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement.

(e)	The aggregate amount set aside in 2006 to provide for pensions and post retirement medical benefits for the executive Directors and CEC members was £1.045m. This consists of approved pension arrangements of £0.728m, unapproved pension arrangements of £0.313m and post medical retirement benefits of £0.003m. Arrangements made in US dollars were converted at a rate of US$1.959 = £1.

Cadbury Schweppes Annual Report & Accounts 2006 Directors’ remuneration report 65

Directors’ remuneration report continued
Directors’ and CEC members’ options over ordinary shares of 12.5p each (table eight)

					As at
	As at				31 December
	1 January 2006				2006
Name of	(or date of				(or date of			Market price	Gain made
Director	appointment				resignation		Exercise	at exercise	on exercise		Exercisable
and Scheme	if later	)	Exercised(e	)	if earlier	)	price £	date £	£000(i	)	from	to

Ken Hanna

SOP94 (a)	125,000		–		125,000		4.2475				27 Mar 2007	26 Mar 2014

SOP04 (b)	205,000		–		205,000		4.395				28 Aug 2007	27 Aug 2014

SOP04 (b)	200,000		–		200,000		5.255				2 Apr 2008	1 Apr 2015

SAYE (c)	4,699		–		4,699		3.5160				1 Feb 2010	31 Jul 2010

	534,699		–		534,699

Bob Stack

SOP94 (a)	250,000		–		250,000		4.09				2 Sep 2003	1 Sep 2010

SOP94 (a)	250,000		–		250,000		4.77				1 Sep 2004	31 Aug 2011

SOP94 (a)	250,000		–		250,000		4.825				24 Aug 2005	23 Aug 2012

SOP94 (a)	350,000		–		350,000		3.515				10 May 2006	9 May 2013

SOP04 (b)	177,000		–		177,000		4.395				28 Aug 2007	27 Aug 2014

SOP04 (b)	151,500		–		151,500		5.255				2 Apr 2008	1 Apr 2015

ESPP (d)	1,512		1,520		–		$6.613	5.37	2		17 Apr 2006	28 Apr 2006

	1,430,012		1,520		1,428,500				2

Todd Stitzer

SOP94 (a)	275,000		–		275,000		4.77				1 Sep 2004	31 Aug 2011

SOP94 (a)	300,000		–		300,000		4.825				24 Aug 2005	23 Aug 2012

SOP94 (a)	500,000		–		500,000		3.515				10 May 2006	9 May 2013

SOP04 (b)	327,000		–		327,000		4.395				28 Aug 2007	27 Aug 2014

SOP04 (b)	284,000		–		284,000		5.255				2 Apr 2008	1 Apr 2015

	1,686,000		–		1,686,000

Sir John Sunderland (g)

SOP94 (a)	200,000		200,000		–		4.77	5.85	216		1 Sep 2004	24 Aug 2006

SOP94 (a)	500,000		500,000		–		4.825	5.41-5.85	425		24 Aug 2005	24 Aug 2006

SAYE (c)	3,117		3,117		–		3.248	5.50	7		1 Feb 2006	31 July 2006

	703,117		703,117		–				648

CEC members	4,249,883		512,302		3,609,459		3.34	5.51	1,108		28 Sep 1999	25 Nov 2015

Notes

(a)	Share Option Plan 1994. (b) Share Option Plan 2004.

(b)	;Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	US and Canada Employee Stock Purchase Plan 1994. Under the rules of this Plan, interest which accrues on the money saved can also be used to purchase shares at the option price.

(e)	No options lapsed during the year and no options were granted during the year in respect of Directors. 139,000 options lapsed when a CEC member left the Group and 10,878 options in all-employee plans were granted to CEC members.

(f)	No payment was made on the granting of any of these options.

(g)	Non-executive Directors are not granted share options. Sir John Sunderland had until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(h)	The market price of an ordinary share on 29 December 2006 (the last dealing day in the financial year) was £5.46. The highest and lowest market prices of an ordinary share in the year were £5.90 and £4.99 respectively.

(i)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.
66 Directors’ remuneration report Cadbury Schweppes Annual Report & Accounts 2006

Share ownership (table nine)

	As at		As at
	1 January 2006		31 December 2006		As at
	(or date of appointment		(or date of resignation		9 March 2007
	if later	)	if earlier	)	(unaudited	)

Sanjiv Ahuja (a)	877		2,287		3,693

Wolfgang Berndt	76,072		81,439		82,939

Rick Braddock	47,528		55,152		56,916

Roger Carr	38,423		47,368		49,755

Ken Hanna (b)(c)	378,143		499,260		678,552

Lord Patten	1,021		5,448		6,698

Bob Stack (c)	764,725		838,558		890,248

Todd Stitzer (c)	551,835		611,000		822,331

Sir John Sunderland (c)	938,658		939,075		939,075

David Thompson	39,825		45,610		47,201

Rosemary Thorne	4,564		9,035		10,285

Raymond Viault (a)	–		9,736		11,328

Baroness Wilcox (d)	27,343		33,291		N/A

CEC members (c) (e)	1,132,326		1,496,139		1,862,486

Notes

(a)	Sanjiv Ahuja was appointed as a non-executive Director on 19 May 2006 and Raymond Viault was appointed as a non-executive Director on 1 September 2006.

(b)	Ken Hanna’s shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each in March 2007, 2008 and 2009 if he is still employed by the Company at that time.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust. The following executive Directors sold shares which vested under the 2004-2006 BSRP cycle on 4 March 2007: Bob Stack 20,070 shares at a price of £5.28 per share; Todd Stitzer: 81,174 shares at a price of £5.28 per share.

(d)	Baroness Wilcox retired as a non-executive Director on 31 December 2006.

(e)	Shareholdings of CEC members also include restricted share awards, the release of which is dependent upon specified performance conditions.

(f)	To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests (maintained under Section 325 of the Companies Act 1985), the holdings for each Director in tables eight and nine should be added together.

The following executive Directors had interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG) (the holding company of the Group’s American bottling operations) prior to the acquisition of all the shares in DPSUBG by a Group subsidiary on 2 May 2006:

Bob Stack	250

Todd Stitzer	2,500

These shares were purchased at the same price ($125 per share) as that paid for all the other shares in DPSUBG not already owned by the Group.

Changes in the Directors’ share interests since the year end (unaudited)
There were the following changes in the Directors’ share interests between 1 January 2007 and 9 March 2007:
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan: 24 shares on 8 January 2007 at a price of £5.46 per share; 25 shares on 5 February 2007 at a price of £5.79 per share; and 25 shares on 5 March 2007 at a price of £5.42 per share.
The non-executive Directors elected to surrender part of their Directors’ fees and on 5 January 2007 purchased the following number of shares at a price of £5.45 per share:

Sanjiv Ahuja	1,406

Wolfgang Berndt	1,500

Rick Braddock	1,764

Roger Carr	2,387

Lord Patten	1,250

David Thompson	1,591

Rosemary Thorne	1,250

Raymond Viault	1,592

Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2007 and 9 March 2007.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.
By order of the Board
Rick Braddock
Chairman of the Remuneration Committee
9 March 2007

Cadbury Schweppes Annual Report & Accounts 2006 Directors’ remuneration report 67

Financial review

Overview
Information used by management to make decisions
Regular monthly management accounts are produced for review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
>	Revenue
>	Underlying profit from operations
>	Underlying operating margins
>	Working Capital
>	Free Cash Flow
>	Net cash from operating activities (a key component of Free Cash Flow)
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely Underlying profit from operations, Underlying operating margins and Free Cash Flow.
Underlying earnings measures
The table below reconciles Underlying profit from operations, as we define it, to what we believe is the corresponding IFRS measure, which is profit from operations.

	2006	2005	2004
	£m	£m	£m

Profit from operations	909	995	819

Add back:

Restructuring	133	71	139

Amortisation and impairment of intangibles	38	6	7

Non-trading items	(40)	(25)	(18)

UK product recall	30	–	–

IAS 39 adjustment	3	(22)	n/a

Underlying profit from operations	1,073	1,025	947

A segmental analysis of Underlying profit from operations is presented alongside profit from operations on pages 109 to 111 of the audited financial statements.
In addition, we present Underlying earnings per share, along with a reconciliation to reported earnings per share in Note 13 to the audited financial statements. We calculate Underlying earnings per share, which is a non-GAAP measure, by adjusting Basic earnings per share to exclude the effects of the following:
>	Restructuring costs;
>	Amortisation and impairment of intangibles;
>	Non-trading items;
>	Exceptional items;
>	IAS 39 adjustment; and
>	The tax impact of the above.
The reconciling items between reported and Underlying performance measures are discussed in further detail below.
The costs we incurred in implementing the Fuel for Growth project and integrating acquired businesses are classified as restructuring costs. Our four year Fuel for Growth initiative aims to reduce direct and indirect annual costs by £360 million by 2007. Achieving these benefits is expected to require total restructuring spend of £500 million over the life of the project, with £300 million of capital expenditure.
We view these costs as costs associated with investments in the future performance of the business and not part of the Underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations on the face of the income statement.
Our trade is the marketing, production and distribution of branded confectionery and beverage products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at profit from operations. However, we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a significant impact on the absolute amount of, and trend in, profit from operations and operating margins and are not included in the Underlying performance trends of the business.
Our performance is driven by the performance of our brands, other acquisition intangibles and goodwill, some of which are predominantly internally generated (e.g. the Cadbury brand) and some of which have been acquired (e.g. the Adams brands). Certain of the acquired brands and other acquisition intangibles are assigned a finite life and result in an amortisation charge being recorded in arriving at profit from operations. There are no similar charges associated with our internally generated brands and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding acquisition intangible amortisation and goodwill impairment from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.
We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances, we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rates that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.
The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined interest rate, rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest rates or commodity prices, this volatility will not be reflected

70 Financial review Cadbury Schweppes Annual Report & Accounts 2006 in our cash flows, which will be based on the fixed or hedged rate. The volatility introduced as a result of hedge accounting under IAS 39 has been excluded from our Underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
From time to time events occur which due to their size or nature we consider to be exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside Underlying to enable the trends in the Underlying performance of the business to be understood. Where exceptional items are excluded from the Underlying result we provide additional information on these items to enable a full understanding of the events and their financial impact.
The items treated as exceptional in the period covered by this report are:
>	UK product recall – in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the Underlying results of the Group. The impact on trading following the recall is included in Underlying results. Further details regarding the UK product recall are set out on page 74.
>	Nigeria – in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the Underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the Underlying trading performance of the business. Further details regarding the overstatement of results of the Group’s Nigerian business are set out on page 74.
>	Release of disposal tax provisions – in 2006, we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the Underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the Underlying earnings of the Group.
>	Recognition of UK deferred tax asset – in 2005, we recognised a deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the current year taxation charge. As a consequence of its size and one-off nature, this amount has been excluded from the Underlying earnings of the Group.
In order to provide comparable earnings information the tax impact (where applicable) of the above items is also excluded in arriving at Underlying earnings. In addition, from time to time the Group may make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the Underlying results.
For the reasons stated above, “Underlying profit from operations”, “Underlying earnings” and “Underlying earnings per share” are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses Underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.
“Underlying profit from operations”, “Underlying earnings” and “Underlying earnings per share” exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the Underlying performance measures. In order to mitigate this risk, we also manage the business, and set external targets for, cash flow. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
The CEC does not primarily review or analyse financial information on a GAAP basis for profit from operations, earnings or earnings per share. The CEC bases its performance analysis, decision making and employee incentive programmes based on “Underlying profit from operations”, “Underlying earnings” and “Underlying earnings per share”. For these reasons, and the other reasons noted above, we believe that these measures provide additional information on our Underlying performance trends to investors, prospective investors and investments analysts that should be provided alongside the equivalent GAAP measures.
Free Cash Flow
References to “Free Cash Flow” refer to the amount of cash we generate after meeting all our obligations for interest, tax and dividends and after all capital investment.

	2006	2005	2004
	£m	£m	£m

Net cash from operating activities	620	891	745

Add back:

Additional funding of past service pensions deficit	67	31	–

Income taxes paid on disposals	83	–	–

Less:

Net capital expenditure	(300)	(261)	(259)

Net dividends paid	(270)	(257)	(257)

Free Cash Flow	200	404	229

Net capital expenditure includes purchases of property, plant and equipment (£384 million) less proceeds on disposal of property, plant and equipment (£84 million). Net dividends paid includes dividends paid (£272 million), dividends paid to minority interests (£4 million) less dividends received from associates (£6 million).
“Free Cash Flow” is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of cash flow

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 71

Financial review continued

remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends. Free Cash Flow therefore represents the amount of cash generated in the year by the Underlying business and, provides investors with an indication of the net cash flows generated that may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.
In 2006, payments of £67 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy for the period from 2005 to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
In 2006, tax payments arising on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages, have been excluded from Free Cash Flow. This aligns the treatment of the tax with the treatment of the disposal proceeds which are excluded from Free Cash Flow.
Net debt
References to “Net debt” refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and our short-term investments.
The table below reconciles Net debt, as we define it, to the corresponding IFRS balance sheet captions.

	2006	2005	2004
	£m	£m	£m

Short-term investments	126	47	21

Cash and cash equivalents	269	332	325

Short-term borrowings and overdrafts	(1,439)	(1,194)	(610)

Obligations under finance leases	(22)	(20)	(20)

Borrowings – non current	(1,810)	(3,022)	(3,520)

Obligations under finance lease – non current	(33)	(43)	(66)

Net debt	(2,909)	(3,900)	(3,870)

“Net debt” is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net debt is the measure we use for internal debt analysis. We believe that Net debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.
Explanation of performance analysis
Following the disposal of our beverage businesses in Europe, South Africa and Syria this component of our business has been classified as a discontinued operation in accordance with IFRS 5. IFRS requires that the results of these businesses be excluded from revenue, profit from operations, financing and taxation and the after-tax result be shown as a single line item on the face of the income statement below taxation, with a corresponding re-presentation of the prior periods. Hence in the analysis that follows all reference to revenue growth, Underlying profit from operations growth and profit from operations growth excludes the pre-disposal result of these beverage businesses. A separate discussion of the Discontinued operations is presented on page 77.
IFRS requires that the Cash flow statement reflects the cash flows of the Group, including discontinued operations, and hence all cash flow analysis, including references to Free Cash Flow, include the pre-disposal cash flows occurring within these businesses.
The review below starts with an overview that analyses revenue and Underlying profit from operations, including the impact of exchange rates, and acquisitions and disposals in 2006 and 2005. As part of the review there is an analysis of marketing, restructuring costs, amortisation and impairment of intangibles, non-trading items, UK product recall, IAS 39 adjustments, share of result in associates, financing, taxation, discontinued operations, minority interests, dividends and earnings per share.
Following the executive summary, there is a review of the comparative results of each of the continuing business segments. Each segment reviews revenue, Underlying profit from operations and restructuring costs. Underlying profit from operations refers to each segment’s profit from operations before restructuring costs, non-trading items, amortisation and impairment of intangibles, exceptional items and IAS 39 adjustment. This is the measure of profit or loss for each reportable segment used by the CEC and segment management.
The meanings of certain terms used in this operating and financial review are as follows:
References to “re-presented” information refer to the re-presentation of 2005 information to classify the South Africa beverages business as discontinued. In 2005, our beverage businesses in Europe and Syria were classified as discontinued operations. In 2006 we announced and completed the disposal of our South African beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia it was also classified as discontinued operations. As required by IFRS we have re-presented the 2005 and 2004 financial statements on a comparable basis.

72 Financial review Cadbury Schweppes Annual Report & Accounts 2006

References to “constant exchange rates” refer to the method we use to analyse the effect on our results attributable to changes in exchange rates by recomputing the current year result using the prior year exchange rates and presenting the difference as exchange movements.
References to “excluding acquisitions and disposals” are to “base business” growth excluding the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.
References to “base business” or “normal growth” refer to changes in revenue, Underlying profit from operations, Underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, or acquisitions and disposals or the impact of the 53rd week on 2004.
We believe that removing the effect of exchange rates, acquisitions and disposals (and where relevant to 53rd week) provides shareholders with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on page 75.

Executive summary

					Reported	Constant
			2005		currency	currency	[2]
	2006		re-presented		growth	growth
	£m		£m		%	%

Revenue	7,427		6,432		+15	+16

Underlying profit from operations[1]	1,073		1,025		+5	+6

Underlying operating margin	14.4		15.9

Profit from operations	909		995		-9	-7

Underlying profit before tax[1]	931		865		+8	+9

Profit before tax	738		835		-12	-10

Discontinued operations	642		76

Underlying EPS1&3	31.6		33.9		-7	-5

Reported EPS[3]	56.4		37.3

Dividend per share	14.0	p	13.0	p	+8	n/a

[1]	A full reconciliation between Underlying and reported measures is included in the segmental analysis on pages 109 to 110 and Note 13 on page 127.

[2]	Constant currency growth excludes the impact of exchange rate movements during the period.

[3]	In this review, EPS is presented on a basic total group basis and therefore includes the earnings contribution from the discontinued beverage businesses in Europe, South Africa and Syria. All other amounts are presented on a continuing basis.

Revenue in 2006 was £7,427 million. This was £995 million, or 15%, higher than in 2005. The net effect of exchange movements during the year decreased reported revenue by £60 million (or 1%), mainly driven by a weakening in the US Dollar, the Australian Dollar and the South Africa Rand.
In 2006, acquisitions, net of disposals, resulted in a £799 million increase in reported revenue relative to the prior year. The most significant acquisitions were Dr Pepper/Seven Up Bottling Group (now named Cadbury Schweppes Bottling Group or CSBG), which was acquired in May 2006, and Cadbury Nigeria in which we increased our stake from 46% to just over 50% in February 2006.
Base business revenue grew £256 million or 4%, with growth in all four of our continuing business segments, led by Americas Confectionery and Asia Pacific.
Underlying profit from operations (profit from operations before restructuring costs, non-trading items, UK product recall, amortisation and impairment of intangibles and the IAS 39 adjustment) was £1,073 million. This was £48 million or 5% higher than in 2005.
Consistent with the impact on revenue, currency movements had a £14 million (or 1%) adverse impact on Underlying profit from operations. The full-year impact of acquisitions, net of disposals, was £18 million due primarily to CSBG and Cadbury Nigeria.
After allowing for these items the base business grew by £44 million or 4%. Further explanations of these movements are set out in the business segment performance analysis starting on page 78.
Profit from operations at £909 million was down £86 million (9%) compared to 2005. This was principally driven by a £62 million increase in restructuring costs, the £30 million impact of the UK product recall, a £17 million increase in the amortisation of acquisition intangibles, a £15 million impairment of goodwill recognised in respect of Cadbury Nigeria and a £25 million decrease in the IAS 39 adjustment partially offset by the £48 million increase in Underlying profit from operations.
Reported profit before tax decreased by 12% to £738 million. The decrease reflected the decrease in profit from operations and a decrease in our share of our associates’ profits partially offset by a decrease in net finance costs.

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 73

Financial review continued

Earnings per ordinary share

	2006	2005	2004
	pence	pence	pence

Reported earnings per share	56.4	37.3	25.9

Restructuring costs	6.4	4.2	8.2

Amortisation and impairment of intangibles	1.8	0.3	0.3

Non-trading items	(32.3)	(0.8)	(0.9)

UK product recall	1.4	–	–

Nigeria adjustments	1.1	–	–

IAS 39 adjustment – fair value accounting	0.5	(1.1)	n/a

Tax effect on the above	(1.2)	(0.9)	(2.8)

Release of disposal tax provisions	(2.5)	–	n/a

Recognition of UK deferred tax asset	–	(5.1)	–

Underlying earnings per share	31.6	33.9	30.7

Reported earnings per share increased by 51% or 19.1 pence principally reflecting the profit on disposal of our Europe, South African and Syrian beverage businesses offset by a reduction in the reported profit before tax, increases in restructuring costs and amortisation and impairment of intangibles and the UK product recall.
Underlying earnings per share (earnings before restructuring costs, non-trading items, amortisation and impairment of intangibles, exceptional items and the IAS 39 adjustment) decreased by 2.3 pence (7%) to 31.6 pence. Acquisitions, net of disposals, reduced full year earnings per share by 3.1p (9%). Movements in exchange rates reduced Underlying earnings per share by a further 2% or 0.5 pence. The base business grew Underlying earnings per share by 5% or 1.7 pence.
Sources of revenue and trading costs
Revenue is generated from the sale of branded confectionery products such as chocolate, gum and candy, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with revenue and there are no significant time lags.
Direct trading costs consisted mainly of raw materials, which for confectionery products are cocoa, milk, sugar and sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.
Cash receipts and payments are generally received, and made, in line with the related income statement recognition. The main exceptions to this are:
>	Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on balance sheet. Where hedge accounting is not available this results in the immediate recognition within the income statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.
>	Up-front contractual payments in Americas Beverages, which are charged to the income statement over the period of the supply contract.
>	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the income statement to match utilisation of the asset.
UK product recall
On 23 June 2006, we recalled seven of our Cadbury branded product lines in the UK and two in Ireland.
The net direct costs of the UK product recall, which are excluded from our Underlying results, amounted to £30 million. This comprised £5 million relating to customer returns, £10 million cost of stock destroyed, £17 million of remediation costs and £5 million of increased media spend, offset by a £7 million insurance recovery.
We estimate that the adverse impact of the recall on our Underlying results was £30-35 million on revenue and £5-10 million (net of insurance recovery) on Underlying profit from operations.
Cadbury Nigeria
We increased our stake in Cadbury Nigeria from 46% to just over 50% in February 2006. In November, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years was discovered. In the last few months, the Board of Cadbury Nigeria has undertaken a detailed review to fully understand the scale of the over-statement and put in place a robust recovery plan.
Cadbury Nigeria was reported as an associate for the seven weeks to 20 February 2006 and as a fully consolidated subsidiary for the remainder of the year. For 2006, it contributed a loss of £13 million or 0.6 pence to the Group’s Underlying earnings and a loss of £53 million or 2.6 pence to the Group’s reported earnings.
Reported earnings include a £23 million exceptional charge in associates reflecting our share of the adjustments required following the discovery of the significant over-statement of Cadbury Nigeria’s financial position. As a consequence of this balance sheet over-statement, a full impairment review has been undertaken and management believes that it is appropriate to reduce the carrying value of Cadbury Nigeria in the Group’s balance sheet. Accordingly, a £15 million impairment of the goodwill held in respect of Cadbury Nigeria has been recorded as at 31 December 2006. Given the exceptional nature of these charges they have been excluded from the Group’s Underlying result. Following this impairment the operating assets of the business are approximately £60 million.
The Fuel for Growth programme
In mid-2003, the Group began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £360 million per annum by 2007. It was expected that the investment required to deliver the £360 million of cost savings would be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. The 2006 Fuel for Growth restructuring spend of £123 million takes the cumulative restructuring spend to around £500 million (at constant exchange rates). The cost phase of the programme is now complete with further savings of £90 million anticipated in 2007.

74 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Future trends
Future revenue and profit from operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management strategies aimed at improving our business performance.
External factors
A discussion of the external factors that affect our business is contained in the ‘Description of Business’, primarily the sections titled ‘The business today’ (page 22); ‘Market environment’ (page 32) and ‘Risk factors’ (page 38).
Internal factors
A discussion of the Group’s strategy is contained in the ‘Strategic review’ (pages 8 to 17).
2007 outlook
A discussion of our expectation of the 2007 Underlying trading performance is set out within the ‘Strategic review’ (page 15).
In 2007, following the completion of expenditure on the Fuel for Growth programme, future restructuring costs will be included in our Underlying results. Ongoing restructuring costs, other than acquisition integration and significant individual events, are expected to be approximately 1% of revenue.
In December 2005, we announced our intention to build a new green-field gum factory in Poland. Following commissioning of the factory in 2008, we will significantly reduce our gum supply requirements from Gumlink A/S and hence incur minimum penalties under the terms of the agreement. In addition, the costs of integrating CSBG will continue to be recognised outside Underlying in 2007. In 2007, we expect these charges to total around £30 million.
In 2007 the average interest rate on debt is expected to remain at approximately 5%.
The 2007 tax rate will be dependent on a number of factors including the possible resolution of tax cases with various tax authorities and the tax consequences of any acquisitions or disposals in the year. However we expect the tax on Underlying profits to be in the range of 30-31%.

Operating review 2006 compared to 2005
Executive summary

		Base
		business	Acquisitions/	Exchange
	2005	growth	Disposals	effects	2006
Analysis of results	£m	£m	£m	£m	£m

Revenue	6,432	256	799	(60)	7,427

Change %		+4%	+12%	-1%	+15%

Underlying profit from operations	1,025	44	18	(14)	1,073

Change %		+4%	+2%	-1%	+5%

– Restructuring costs	(71)				(133)

– Amortisation and impairment of intangibles	(6)				(38)

– Non-trading items	25				40

– UK product recall	–				(30)

– IAS 39 adjustment	22				(3)

Profit from operations	995	(46)	(26)	(14)	909

Change %		-5%	-3%	-1%	-9%

Basic EPS – Continuing and Discontinued

– Underlying	33.9	1.4	(3.2)	(0.5)	31.6

– Reported	37.3				56.4

The key highlights of 2006 were as follows:
>	Underlying revenue growth of 4%, driven by innovation and by emerging markets revenues up 10%
>	Underlying profit before tax +9%
>	Confectionery revenues +4%; gum revenues +10%; Trident +23%
>	Beverage revenues +4%; 60bps share gain in US carbonates; Dr Pepper +2%
>	Underlying margins flat despite increases in commodity costs and growth investment
>	Cadbury Schweppes Bottling Group performing in line with acquisition case (except where stated all movements are at constant exchange rates)
1 Review of 2006 Group income statement
(i) Revenue
Revenue at £7,427 million was £995 million or 15% higher than 2005 sales of £6,432 million. The net effect of exchange movements during the year was to decrease reported revenue by £60 million, mainly driven by a weakening in the US Dollar, the Australian Dollar and the South African Rand.
In 2006, acquisitions, net of disposals, resulted in a £799 million increase in reported revenue relative to the prior year. The most significant acquisitions were Dr Pepper/Seven Up Bottling Group (now named Cadbury Schweppes Bottling Group or CSBG), which was acquired in May 2006, and Cadbury Nigeria in which we increased our stake from 46% to just over 50% in February 2006.

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 75

Financial review continued

Base business revenue grew £256 million or 4% with growth in all four of our continuing business segments.
Innovation and emerging markets continued to be the key drivers of performance. Successful innovations during the year included:
>	The launch of Stride, a new gum brand using patented long-lasting flavour technology: Stride now has a 2.9% share of the $3.6 billion US gum market
>	The further roll-out of our centre-filled gum technology in Europe under a range of local brands such as Trident, Hollywood, Stimorol and Dirol: annualised sales of centre-filled gum in the US and Europe are now over £100 million
>	The launch of new premium chocolate products in the UK and Australia through the Cadbury and Green & Black’s brands
>	The launch of a range of super-premium Snapple teas giving us a strong position in this fast-growing functional beverage category
>	The relaunch of 7 UP as 7 UP Natural in the US
Our emerging markets grew revenues by 10% with key successes including:
>	10% growth in candy following the launch of affordable offers in Africa, Asia and Latin America
>	12% growth in Latin America, driven by growth in all top 5 markets
>	17% growth in Asia Pacific, with strong performances in India and South East Asia
Confectionery revenues grew by 4% with the impact of the difficult trading in the UK reducing growth by 2%. Performance was stronger in the second half with an increase in the rate of innovation, particularly in Americas Confectionery. Emerging markets continued to grow strongly across all geographies at 10%.
In gum all regions contributed to a 10% revenue growth. We continued to see strong share gains in the US with Stride, our new longer lasting gum brand, ahead of its launch plan. In EMEA, the roll-out of centre-filled gum and strong growth in Southern Europe benefited performance. In Asia, we are seeing strong growth in sugar-free gum.
Chocolate had a more difficult year given the impact of the product recall in the UK with revenues up 1%. Outside the UK, growth remained healthy at +5%. In Asia Pacific, the growth was driven by premium and indulgent products in Australia and New Zealand, and by the launch of gifting and affordable chocolate offers in India.
Candy grew strongly in emerging markets at +10%, benefiting from our focus on affordable offers. However, performance in developed markets was impacted by weaker results from Halls in the US, due to lower demand during the cough and cold season, and from non-core brands. Overall candy revenues were flat.
Our beverage operations had another good year with like-for-like revenues ahead by 4%. Americas Beverages outperformed the US carbonated soft drinks market for the third year in a row, with like-for-like CSD revenue growth of 3%.
Despite flat Snapple revenues, total US non-carbonates revenues were ahead by 2%, with the core four brands (Snapple, Hawaiian Punch, Mott’s and Clamato) ahead by 3%. Snapple’s performance improved in the second half mainly due to the launch of Snapple super-premium teas.
Beverages in Australia and Mexico also performed well with revenue growth of 6% and 11% respectively.
(ii) Profit from operations
Profit from operations decreased £86 million (9%) to £909 million compared to 2005. This was driven by:
>	an increase in restructuring costs of £62 million;
>	an increase of £32 million in amortisation and impairment of intangible assets, due to the additional amortisation charge from definite life CSBG customer relationships and contracts and the impairment of £15m goodwill relating to the Group’s investment in Cadbury Nigeria;
>	a decrease of £25 million in the IAS 39 adjustment; and
>	a £30 million charge arising from the UK product recall.
This was partially offset by the improved Underlying trading performance.
Underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of intangibles, the UK product recall and the IAS 39 adjustment) was £1,073 million. This was £44 million or 4% higher than in 2005.
Currency movements had a £14 million (1%) unfavourable impact on Underlying profit from operations. The full-year impact of acquisitions, net of disposals, was £18 million primarily due to CSBG and Cadbury Nigeria.
Underlying operating margin fell by 150 basis points to 14.4%. Excluding the impact of exchange, Underlying operating margin fell by 140 basis points. Excluding the impact of acquisitions and disposals (principally CSBG and Cadbury Nigeria) and exchange differences margins were flat.
Marketing
Marketing spend was £693 million in 2006, a 2% increase at actual exchange rates and a 3% increase at constant exchange rates. Marketing spend as a percentage of revenues was 9% compared with 11% in the prior year. Confectionery marketing rose 4% in line with revenue growth. All of the reduction is attributable to the beverage business and primarily reflects the acquisition of CSBG which has a lower marketing to revenue ratio than the Group. In addition, following the acquisition of CSBG, we changed some of our marketing approach which resulted in some spend previously categorised as marketing spend becoming promotional spend (and deducted from revenue) as we are now managing the total route to market.
Restructuring costs
Costs in respect of business restructuring were £133 million compared with £71 million last year. In 2006, the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative and the integration of CSBG.

	2006	2005
	£m	£m

Integrating Adams	–	16

Other Fuel for Growth projects in the base business	123	55

Total Fuel for Growth	123	71

CSBG integration	10	–

Restructuring costs	133	71

76 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Of this total charge of £133 million, £70 million was redundancy related and £21 million related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 78 to 80. The table below details the business segment analysis of restructuring costs.

	2006	2005
Business segment analysis	£m	£m

Americas Beverages	21	6

Americas Confectionery	11	21

EMEA	65	22

Asia Pacific	15	15

	112	64

Central	21	8

Restructuring costs	133	72

The total Fuel for Growth restructuring spend amounted to £506 million, slightly above the total expected Fuel for Growth restructuring spend of £500 million.
Amortisation and impairment of intangibles
Amortisation and impairment of intangibles at £38 million was £32 million higher than in 2005. This increase reflects the impairment of £15 million of goodwill relating to the Group’s investment in Cadbury Nigeria and the amortisation charge of £16 million arising on the definite life intangibles (brands and customer relationships) acquired with CSBG.
Non-trading items
During 2006, the Group recorded a net profit from non-trading items of £40 million compared to a profit of £25 million in 2005. The main items within non-trading items were:
>	Profit of £17 million on the sale and leaseback of a UK distribution centre;
>	Gain of £25 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK; and
>	Profits on disposal of £17 million relating to two non-core beverage brands in the US: Grandmas Molasses and Slush Puppie, which were offset by write-downs to recoverable amount on other non-core businesses classified as held for sale.
IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £3 million. This principally reflects the fact that in 2006 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements and as used in the Underlying results.
(iii) Share of result in associates
In 2006, our share of the result of our associate businesses (net of interest and tax) was a loss of £16 million. This compares to a profit in 2005 of £28 million. Included in the current year loss is a £23 million charge representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years. Given its nature, the adjustments have been excluded from the Group’s Underlying results. On an Underlying basis, the share of associates’ profits has fallen by £21 million, principally reflecting the reclassification of CSBG and Cadbury Nigeria to subsidiaries.
(iv) Financing
The net financing charge at £155 million was £33 million lower than the prior year. After allowing for the £6 million impact of the IAS 39 adjustment to present financial instruments at fair value, the net Underlying financing charge was £149 million or £39 million lower than in 2005. The reduction in the charge reflects the impact of:
>	The overall reduction in net debt following acquisitions and disposals made during the year, principally the disposal of Europe Beverages and the acquisition of CSBG;
>	A reduction in average net debt arising from positive operating cash flows;
>	A £14 million increase in the IAS 19 pension credit arising primarily from increased asset returns; offset by
>	A marginal increase in the Underlying net interest rate to 5.1%.
The reduced profit from operations (partially offset by a reduced interest charge) resulted in the Group’s interest cover falling to 5.0 times from 5.7 times in 2005. On an Underlying basis the interest cover increased from 5.9 times in 2005 to 6.2 times in 2006.
(v) Taxation
Underlying profit before tax from continuing operations rose by 8% to £931 million and by 9% at constant exchange rates. The continuing operations Underlying tax rate in 2006 was 30.4% as against 28.3% in 2005 giving an Underlying tax charge of £283 million in 2006 compared to £243 million in 2005. The increase in the tax rate reflects the increased exposure of our tax charge to higher rate tax jurisdictions, in particular the US.
Reported profit before tax fell by 12% to £738 million reflecting increased restructuring costs, amortisation and impairment of intangibles, UK product recall and adverse movement on the IAS 39 adjustment partially offset by the increased Underlying trading result.
(vi) Discontinued operations: Europe, South Africa and Syria Beverages
Discontinued operations at £642 million included an insignificant contribution arising on the trading in the pre-disposal period and a net profit on disposal of our beverage businesses in Europe, South Africa and Syria of £591 million. In addition, a £51 million write-back of total tax provisions has been recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
(vii) Minority interests
In 2006, the Group companies in which we do not own 100% contributed an aggregate loss to the Group. The minority interests share of these losses was £4 million, £15 million lower than the net profits attributable to minority interests in 2005. The movement was due to recognition of the minority interest share of the losses incurred by Cadbury Nigeria after our ownership interest increased to just over 50% and the reduction in the minority interests share in the profits of Kent, our Turkish confectionery business, following our purchase of a further 30% stake in the business.

Cadbury Schweppes Summary Financial Statement 2006 Financial review 77

Financial review continued

(viii) Dividends
The Board has proposed a final dividend of 9.90 pence, up from 9.00 pence in 2005, an increase of 10%. Including the interim dividend of 4.10 pence, the total dividend for 2006 is 14.00 pence, an 8% increase on the 13.00 pence dividend in 2005. The Underlying dividend cover decreased to 2.3 times from 2.6 times in 2005 reflecting the reduced Underlying earnings and increased dividend. Further dividend information for shareowners is given in shareowner information on page 186.
(ix) Earnings per share
Basic reported earnings per share rose by 51.1% to 56.4 pence principally reflecting the profit on disposal of the Europe Beverage business.
Underlying earnings per share (earnings before restructuring costs, non-trading items, amortisation and impairment of intangibles, exceptional items, IAS 39 adjustment and any related tax effect) at 31.6 pence was 7% behind last year. At constant exchange rates Underlying earnings per share were down 5%. The higher Underlying tax rate of 30.4% depressed earnings per share by 3%. Excluding the dilutive impact of acquisitions and disposals (principally our beverage businesses and Cadbury Nigeria), Underlying earnings per share rose by 4% at constant rates and 2% at actual rates.
(x) Effect of exchange rates and inflation on 2006 reported results
Over 80% of the Group’s revenues and profits in 2006 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2006 compared with 2005, the largest exchange rate impact on the Group’s results was the weakening in the US Dollar, the Australian Dollar and South African Rand.
In 2006, movements in exchange rates decreased the Group’s revenue by 1%, Underlying pre-tax profit by 1% and Underlying earnings per share by 2%. The impact on Underlying profit from operations was consistent with the impact on revenues.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 4% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia, Nigeria and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

2. 2006 compared to 2005 – Business segments performance
Americas Beverages

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,781	62	738	(15)	2,566

		+3%	+42%	-1%	+44%

Underlying profit from operations	524	35	29	(4)	584

		+7%	+5%	-1%	+11%

Underlying operating margins	29.4%				22.8%

– excluding CSBG	29.4%				30.2%

The results of Americas Beverages in 2006 were impacted by:
>	Good revenue growth despite declining volumes in US carbonated soft drinks market
>	Profit growth of 7% benefiting from innovation and alignment with bottling operation
>	The integration of CSBG on track
Americas Beverages delivered good revenue and profit growth despite declining volumes in the US carbonated soft drinks market, significant cost headwinds and considerable organisational change as the bottling acquisitions were integrated. Performance benefited both from further successful innovations and from the greater focus and alignment through our newly consolidated bottling operations.
In the US, our share of the carbonated soft drinks market grew by 60 basis points, the third successive year of share increases. Volumes and shares were ahead for nearly all of our key flavour brands – Dr Pepper, Sunkist, A&W and Canada Dry. 7 UP volumes were down for the year as a whole, but ahead 7% in the second half following its reformulation and relaunch as 7 UP Natural. Dr Pepper volumes benefited from continued gains in fountain, particularly for Diet Dr Pepper.
Non-carbonates revenues were up 2%, with the core four brands (Snapple, Mott’s, Hawaiian Punch and Clamato) ahead by 3%. Snapple was flat for the year as a whole with a better second half following the launch of a range of Snapple super-premium teas and improved distribution through CSBG.
Mexico continued to grow at double-digit rates although the second half was more difficult as competitive activity became more aggressive.
The integration of Dr Pepper/Seven Up Bottling Group and the other bottler and distribution businesses, now collectively known as Cadbury Schweppes Bottling Group or CSBG, is going well. The financial results for 2006 were in line with the acquisition case and we began to see the strategic benefits of the acquisition in terms of: reduced complexity and costs; aligned brand and channel strategies; and better engagement with and service to our retail partners. The performance of our brands through CSBG improved and growth in franchise brands such as Monster and Glaceau Vitamin Water remained strong.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs reflected Fuel for Growth projects and £10 million charge relating to the integration of CSBG. Profit on non-trading items was £17 million representing the gains made on the disposal of non-core brands Grandma’s Molasses and Slush Puppie. The region also recorded an amortisation charge of £19 million relating primarily to the customer relationships and contracts acquired in the year as part of the CSBG transaction.

78 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Americas Confectionery

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,228	92	–	10	1,330

		+7%	–	+1%	+8%

Underlying profit from operations	172	34	–	1	207

		+20%	–	–	+20%

Underlying operating margins	14.0%				15.6%

The results of Americas Confectionery in 2006 were impacted by:
>	Revenue growth of 7%, driven by gum growth
>	Margin growth of 160bps following further improvements in Canada and Brazil
>	Emerging markets growth with revenue growth of 12%
Americas Confectionery had another excellent year with good results in nearly all our key markets. Further improvements in profitability in Canada and Brazil benefited margins, which were 160 basis points ahead.
Gum revenue growth was strong, notably in the US, where results were outstanding with our share growing 300 basis points in a market which grew by 8%. Flavour, packaging and format innovation on our main Trident brand and the launch of Stride in June were the key drivers of our share gain.
Halls growth in Latin America remained strong as we rolled out low-cost affordable offers through our well-established distribution networks. In the US, while Halls had a slow start as a result of a weak cough and cold season, performance improved in the fourth quarter following increased innovation and marketing support. Overall however, Halls growth was disappointing.
In Canada, profitability continues to benefit from our focus on a smaller, more profitable core range. However, the second half was impacted by significant structural change to the important wholesale trade.
Emerging markets continued to grow strongly up 12%, with an improved second half innovation programme in Mexico boosting performance.
Outside Underlying profit from operations were restructuring costs of £11 million. These costs reflect the completion of the spend on the Fuel for Growth initiative. Non-trading items contributed a loss of £14 million. This charge represented a write-down to recoverable value of the non-core element of our Canadian confectionery business which is classified as held for sale at 31 December 2006 following the announcement of our intention to dispose.

Europe, Middle East and Africa (EMEA)

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	2,257	19	61	(19)	2,318

		+1%	+3%	-1%	+3%

Underlying profit from operations	328	(37)	(11)	(4)	276

		-11%	-4%	-1%	-16%

Underlying operating margins	14.5%				11.9%

– excluding Nigeria	14.5%				12.8%

The results of EMEA in 2006 were impacted by:
>	Lower revenue growth, reflecting the difficult year in the UK
>	Margin reduction due to challenging trading in UK and Russia and investment behind growth
>	Strong emerging market growth of 9% in Africa and the Middle East
In Europe, Middle East and Africa (“EMEA”), like-for-like revenues were only modestly ahead as a result of significant challenges in a number of markets. Profits were materially lower driven by declines in the base business and losses from Cadbury Nigeria where we moved to majority ownership. The profit reduction in the base business was due to difficult trading in the UK and Russia and by a significant increase in investment, particularly in the second half. We estimate that the product recall in the UK reduced revenues and Underlying profit from operations by £30-£35 million and £5-£10 million respectively. The profit impact was reduced by an insurance recovery.
In the UK, despite the poor third quarter which was impacted by the combination of the hot summer and the product recall, the confectionery market was broadly flat year-on-year. We maintained our share of the total market at 31% and our chocolate share at 34%. Our business benefited from the combination of strong performance in seasonal products, particularly at Easter, and increased innovation and marketing activity in the fourth quarter.
Our gum business in the region performed well driven by a significant increase in investment behind; the further roll-out of centre-filled gum into existing and new markets (Spain, Portugal, Norway, Denmark and Russia); the launch of Trident into Turkey; and the roll-out of bottle gum in nine markets across Europe. As a result, we saw strong growth in our businesses in Southern and Northern Europe with significant share gains in Spain, Denmark and Norway. In Russia, while we had a difficult year with results impacted by the combination of an exceptionally cold start to the year and trade destocking, gum share trends were encouraging in the fourth quarter.

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 79

Financial review continued
Our emerging market business in Africa and the Middle East grew by 9%. This was driven by South Africa where increased investment behind the expansion of our affordable confectionery offers across our entire confectionery range resulted in strong growth in chocolate, candy and gum.
Outside Underlying profit from operations were restructuring costs of £65 million. These costs include the rationalisation of our Irish production facilities (£29 million) and the reorganisation of the UK distribution facilities (£9 million). In addition, an impairment charge of £15 million relating to the goodwill held in respect of Cadbury Nigeria and £30 million charge relating to the UK product recall were recorded. Non-trading items contributed a gain of £38 million primarily related to a profit of £17 million on disposal of a UK distribution centre and an accounting gain of £25 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK.

Asia Pacific

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,157	84	–	(36)	1,205

		+7%		-3%	+4%

Underlying profit from operations	157	15	–	(7)	165

		+10%		-5%	+5%

Underlying operating margins	13.6%				13.7%

The results of Asia Pacific in 2006 were impacted by:
>	Strong revenue growth of 7%, driven by emerging market growth of 17%
>	Margin improvement despite significant increase in commodity input costs
>	Market share gains across the region
Our Asia Pacific region had another good year with strong growth in both developed (+5%) and emerging markets (+17%). Margins were ahead in the year with operational leverage and continued tight cost control more than offsetting significant commodity headwinds.
In Australia, confectionery revenues grew by 5% with successful launches in premium and dark chocolate and continued growth of The Natural Confectionery Company range in candy. In beverages, we grew our share of non-carbonates following the relaunch of Spring Valley. In carbonates, while we lost share, the market grew strongly during the year and revenues were ahead by 5%.
In New Zealand, a 300bps share gain was driven by strong growth in chocolate and candy. In Japan, although the gum market was soft, we grew our share by over 150bps following the relaunch of Recaldent and Clorets.
In emerging markets, performance in India was exceptional with revenues ahead by over 20% as we increased innovation and marketing support behind the whole of our chocolate, candy and food beverage range. In South East Asia, our key markets of Thailand, Malaysia and Singapore performed well with strong top-line growth and share gains in each market. In Thailand, our share of gum rose by 300bps to 61.6% driven by Trident sugar-free. During the year, we entered the Vietnamese market through a third party distribution arrangement.
Outside Underlying profit from operations were restructuring costs of £15 million. These costs were all incurred as part of our Fuel for Growth initiative and primarily related to head count reductions.

Central

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	9	(1)	–	–	8

		-11%			11%

Underlying profit from operations	(156)	(3)	–	–	(159)

		-2%	–	–	-2%

Underlying operating margins	n/a				n/a

Central revenue arises on the rendering of research and development services to third parties.
Central costs have remained broadly flat at £159 million.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs were all incurred as part of our Fuel for Growth initiative and primarily relate to the IT transformation project and the outsourcing of shared business services.

80 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Operating review 2005 compared to 2004
Reference to “excluding the 53rd week” reflects the fact that in 2005, Cadbury Schweppes’ financial year consisted of 52 weeks. In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 were for the 53 weeks to 2 January 2005. The extra week in 2004 resulted in additional revenue and profit from operations compared to 2005. In order to provide more meaningful comparisons and consistent with the approach adopted in the prior year, estimates of the additional revenues and profits generated in the 53rd week of 2004 have been excluded from the analysis of base business (2004-52 weeks). Management believes this provides the most consistent Underlying 52 week like-for-like analysis. In 2004, it was not possible to quantify the exact profit impact of the 53rd week and in determining the impact on the prior year, management had to exercise judgement. Operating costs were allocated on a reasonable and consistent basis across the Group. These costs included direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments were tax effected at the Group’s 2004 Underlying tax rate.

Executive summary

Analysis of results			Base
			business	Estimated		Acquisitions/	Exchange
	2004		growth	53rd week		Disposals	effects	2005
	£m		£m	£m		£m	£m	£m

Revenue	6,012		372	(49)		(6)	103	6,432

Change %			+6%	(1%	)	0%	+2%	+7%

Underlying profit from operations	947		72	(11)		1	16	1,025

Change %			+8%	(2%	)	0%	+2%	+8%

– Restructuring costs	(139)							(71)

– Brand amortisation	(7)							(6)

– Non-trading items	18							25

– IAS 39 adjustment	n/a							22

Profit from operations	819		170	(11)		2	15	995

Change %			+21%	(2%	)	0%	+2%	+21%

Basic EPS – Continuing and Discontinued

– Underlying	30.7	p						33.9	p

– Reported	25.9	p						37.3	p

The key highlights of 2005 were as follows:
>	Revenue growth ahead of goal ranges at 6.2% (5.4% including Europe Beverages)
>	6% confectionery growth: Trident +21%; Halls +9%; Cadbury Dairy Milk +7%
>	6% beverage growth: US carbonates outperform the market, driven by Dr Pepper
>	Underlying operating margins +30bps in challenging cost environment
>	Underlying profit before tax +12% at £865 million (+13% as reported)
>	Underlying earnings per share +9% at 33.9 pence (+10% as reported)
>	Significant increase in Free Cash Flow to £404 million
>	Adams performance strong and growing ahead of the acquisition plan
>	Successful sale of Europe Beverages for 1.85 billion (£1.26 billion)
(except where stated all movements are at constant exchange rates and exclude the impact of the 53rd week in 2004)
1 Review of 2005 Group income statement
(i) Revenue
Revenue at £6,432 million was £420 million or 7% higher than 2004 sales of £6,012 million. The net effect of exchange movements during the year was to decrease reported revenue by £102 million, mainly driven by a strengthening in the Australian Dollar and Mexican Peso.
In 2005, acquisitions, net of disposals, resulted in a £6 million reduction in reported revenue relative to the prior year. The reduction was driven principally by the disposal of Piasten, our German confectionery business, offset by additional revenues arising following our acquisition of Green & Black’s. The absence of a 53rd week in 2005 reduced revenues by an estimated £49 million, or 1%.
Base business revenue grew £372 million or 6% driven by growth in all four of our business segments, led by the Americas Confectionery and Asia Pacific business segments. Growth was also broadly based across categories and brands. The growth rate was the highest growth rate for over a decade, as we began to see the benefits of our investments in our brands, capabilities and people.
Confectionery revenues grew by 6.3% reflecting a combination of healthy market growth and market share gains. We gained share in 16 out of our top 20 markets with innovation in all categories playing a key role.
All our major brands grew strongly during the year. The ex-Adams brands, including Halls, Trident, Dentyne and the Bubbas, continued to grow strongly with revenues up 11% (2004: +11%). Cadbury Dairy Milk revenues were 7% ahead as we rolled out the successful master-branding concept to Canada and South Africa. Trident grew by 21%, with sales growth boosted by the launch of Trident Splash, a centre-filled

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 81

Financial review continued

gum, in North America and a number of Continental European markets. Dentyne grew by 5% following the launch of Dentyne soft chew in the US and Canada, and the expansion of the brand into the Malaysian market. Halls revenues were ahead by 9%, benefiting from growth in the EMEA business segment where we continue to broaden Halls’ distribution by using our existing route to market.
Emerging markets, which account for around 30% of our confectionery revenues, grew by 12% overall. All markets contributed to this performance with confectionery revenues ahead by 13% in Latin America; by 10% in Africa; by 32% in Russia and, by 11% in Asia Pacific. Developed market growth of 4% was driven by US, Canada, Australia and Japan. In the UK, a 2% rise in revenues was achieved in a year in which innovation activity was reduced to allow the business to focus on a major systems implementation programme. Green & Black’s (acquired in May 2005) continued to perform strongly with year-on-year revenue growth of 49%.
Our beverage businesses in the Americas and Australia grew sales by 6.2% during the year with all markets performing strongly. Our business in North America continued to reap the benefits of consolidating three separately run businesses into one. In Australia, we are leveraging our increased scale following the integration of our full system beverage business with our confectionery operations.
In the Americas, our US carbonates business significantly outperformed the market during the year with a 40 basis points increase in market share to 17.0%. Dr Pepper was the primary driver of performance with volumes ahead by 6% as Dr Pepper Cherry Vanilla (launched in late Q4 2004) moved into national distribution at the beginning of the year. Non-carbonate volumes in the US were up 5% with the improved performance reflecting our focus on core brands and some sell-in to the trade ahead of a January price increase. In Mexico, we continued to generate strong profitable growth with revenues up 14% in a competitive market. In Australia, we had another good year with sales up 7% as we focused on a smaller range of brands.
(ii) Profit from operations
Group profit from operations increased £176 million (21%) to £995 million compared to 2004. This was driven by an improved Underlying trading performance, reduced restructuring costs and the impact of the IAS 39 adjustment.
Underlying profit from operations (profit from operations before restructuring costs, non-trading items, brand intangibles amortisation and the IAS 39 adjustment) was £1,025 million. This was £78 million or 8% higher than in 2004.
Currency movements had a £16 million (2%) favourable impact on Underlying profit from operations. The full-year impact of acquisitions, net of disposals, was minimal at £1 million as the Green & Black’s profits more than offset the impact of the Piasten disposal. The lack of the 53rd week in 2005 gave rise to an estimated £11 million reduction in Underlying profit from operations.
Underlying operating margins increased by 10 basis points to 15.9% from 15.8%. Exchange rate movements had an insignificant impact on margins.
After excluding the impact of the 53rd week in 2004 margins grew by 30 basis points with Fuel for Growth savings of £90 million (excluding Europe Beverages) more than offsetting sharply escalating raw material and oil related costs and higher investment behind growth initiatives. In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science and technology, commercial and sales force capabilities, and the understanding of our consumers.
Marketing
Marketing expenditure during the year was £680 million, an increase of £17 million (3%) over 2004 and an increase of 1% at constant currency. This represents a marketing to sales ratio of 10.7%.
Restructuring costs
Costs in respect of business restructuring were £71 million compared with £139 million last year.
In 2005, all of the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative.

	2005	2004
	£m	£m

Integrating Adams	16	55

Other Fuel for Growth projects in the base business	55	53

Total Fuel for Growth	71	108

Write down of IT assets	–	31

Restructuring costs	71	139

Of this total charge of £71 million, £37 million was redundancy related and £18 million related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 84 to 86. The table below details the business segment analysis of restructuring costs.

	2005	2004
Business segment analysis	£m	£m

Americas Beverages	6	23

Americas Confectionery	21	41

EMEA	21	21

Asia Pacific	15	18

	63	103

Central	8	36

	71	139

The total Fuel for Growth restructuring spend undertaken to date amounts to £374 million, or 75% of the total expected Fuel for Growth restructuring spend of £500 million.
Amortisation of brand intangibles
Amortisation of brand intangibles at £6 million was £1 million lower than in 2004.
Non-trading items
During 2005, the Group recorded a net profit from non-trading items of £25 million compared to a profit of £18 million in 2004. The main items within non-trading items were:
>	a £20 million profit from the disposal of Holland House Cooking Wines;

82 Financial review Cadbury Schweppes Annual Report & Accounts 2006

>	a loss of £1 million on the disposal of Piasten, our German confectionery subsidiary;
>	a net gain of £4 million on the sale of trade investments; and
>	a net profit of £2 million through disposals of surplus properties.
IAS 39 adjustment
Fair value accounting under IAS 39, which was adopted from 2 January 2005, resulted in a credit of £22 million to our reported results principally reflecting the fact that spot commodity prices and exchange rates were lower than the rates implicit in the Group’s hedging arrangements and as used in the Underlying results.
(iii) Share of result in associates
The Group’s share of profits in associates (net of interest and tax) at £28 million was £6 million higher than in 2004, withthe year-on-year increase due to improved trading performance from our US bottling associate, Dr Pepper/Seven Up Bottling Group and the 5% increase in the Group’s stake in June 2005.
(iv) Financing
The net financing charge at £188 million was £17 million lower than the prior year. There is no net impact of IAS 39 adjustments on the net financing charge. The reduction in the charge reflects the impact of:
>	the incremental interest charges of £5 million resulting from the additional borrowing required to redeem the Group’s US$400 million Quarterly Income Preferred Stock (“QUIPS”) in April 2005; offset by:
>	a reduction in average net borrowing arising from positive operational cash flows in the year; and
>	the impact of exchange rates and the absence of the additional week relative to 2004.
The combination of a reduced interest charge and increased profit from operations resulted in the Group’s interest cover rising to 5.7 times from 4.4 times in 2004
(v) Taxation
Underlying profit before tax rose by 13% to £865 million and by 12% at constant exchange rates and after allowing for the additional week’s trading in 2004. The Underlying tax rate in 2005 (excluding Europe Beverages) was 28.3% as against 25.0% in 2004.
Reported profit before tax rose by 31% to £835 million reflecting the improved Underlying performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. In 2005, we have concluded that recognition of a net deferred tax asset in the UK is now appropriate. This has resulted in a credit of £104 million to the current year tax charge which, given its size and one-off nature, has been excluded from the Group’s Underlying tax charge but is included in the reported tax charge of £135 million.
(vi) Discontinued operations
Revenue was £725 million, flat versus 2004, down 1% at constant exchange rates. Underlying profit from operations of £120 million represented a 3% decline, or 4% at constant currency. The 53rd week in 2004 had a negligible impact on the year-on-year comparatives. The performance of the Europe Beverages business was adversely impacted during the year by a combination of weak markets in France and Spain and the management time spent on the sale process.
The net profit from discontinued operations of £76 million consists of Underlying profit from operations of £120 million, restructuring costs of £15 million, a financing cost of £1 million, taxation of £20 million and disposal costs of £9 million.
The Underlying tax charge for discontinued operations is £35 million representing a rate of approximately 27.5%. In connection with the disposal, the Group has recorded a deferred tax credit of £11 million arising on the transfer of certain intellectual property assets out of the Europe Beverages companies prior to disposal. This has been excluded from the Underlying tax rate of discontinued operations.
(vii) Minority interests
Profit attributable to minority interests in 2005 of £11 million was £11 million lower than 2004. The decrease reflects the redemption of the Group’s $400 million Quarterly Income Preferred Stock (QUIPs) in April 2005.
(viii) Dividends
The Board proposed a final dividend of 9.00 pence, up from 8.70 pence in 2004, an increase of 3%. Including the interim dividend of 4.00 pence, the total dividend for 2005 was 13 pence, a 4% increase on the 12.5 pence dividend in 2004. The Underlying dividend cover increased to 2.6 times from 2.5 times in 2004.
(ix) Earnings per share
Basic reported earnings per share rose by 44% to 37.3 pence principally reflecting the improved business performance, the reduction in restructuring costs and the £104 million credit arising on the recognition of a deferred tax asset in the UK.
Underlying earnings per share (earnings before restructuring costs, non-trading items, brand intangibles amortisation, the IAS 39 adjustment and the recognition of a deferred tax credit in the UK) at 33.9 pence were 10% ahead of last year. At constant exchange rates and excluding the impact of the additional week in 2004, Underlying earnings per share were up 9%.
(x) Effect of exchange rates and inflation on 2005 reported results
Over 80% of the Group’s revenues and profits in 2005 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2005 compared with 2004, the biggest exchange rate impact on the Group’s results was the strengthening in the Australian Dollar and Mexican Peso.
In 2005, movements in exchange rates increased the Group’s revenue by 2%, Underlying pre-tax profit by 2% and Underlying earnings per share by 2%. The impact on Underlying profit from operations was consistent with the impact on revenues.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 83

Financial review continued
2. 2005 compared to 2004 – Business segments performance
Americas Beverages

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	1,686	99	–	(19)	15	1,781

		+6%	–	-1%	+1%	+6%

Underlying profit from operations	503	24	–	(6)	3	524

		5%	–	-1%	0%	+4%

Underlying operating margins	29.8%					29.4%

The results of Americas Beverages in 2005 were significantly impacted by:
>	Strong revenue performance with revenue growth of 6%
>	Margins adversely impacted by 40 basis points reflecting a challenging cost environment
>	Improved non-carbonated soft drinks performance in the US with revenue ahead 4%
>	Continued good growth in Mexican beverages where revenue grew by 14%
Americas Beverages had another good year. Revenues grew by 6% for the year and 7% in the second half reflecting the combination of strong carbonated soft drink performance and improving non-carbonated soft drink (non-CSD) sales.
In the USA, carbonated soft drink revenues rose by 6%. We outperformed the carbonated soft drink market for the second year in a row, gaining 40 basis points of share to 17.0%. Performance was driven by a 6% volume growth in Dr Pepper which benefited from the national roll-out of Dr Pepper Cherry Vanilla, strong growth in diets and fountain. Performance of our flavour brands was impacted by 7 UP where volumes fell by 8%.
Non-carbonated soft drink performance in the USA improved through the year with revenues ahead by 4% in the year and 8% in the second half reflecting strong performance from the core four brands (Snapple, Mott’s, Clamato and Hawaiian Punch) and some buy-in by our customers ahead of price increases scheduled for the first quarter of 2006. Revenues in Mexico were up by 14%.
Margins were slightly lower year-on-year mainly due to the sharp increase in oil, glass, PET and transport related input costs. Price increases on our non-carbonated soft drink portfolio were taken in late 2005 and early 2006 in order to recover these cost increases.

Americas Confectionery

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	1,093	111	–	(3)	27	1,228

		+10%	0%	0%	2%	+12%

Underlying profit from operations	143	26	–	(1)	4	172

		+18%	0%	(1% )	3%	+20%

Underlying operating margins	13.1%					14.0%

The results of Americas Confectionery in 2005 were significantly impacted by:
>	Excellent revenue growth of 10%, driven by power brands
>	Market share gains reflecting strong innovation pipeline
>	Continued margin improvement – led by Canada
>	Strong growth in emerging markets with revenue growth of 13%
Americas Confectionery had another excellent year with revenue ahead by 10% and margins up by 100 basis points to 14.0%. Performance was balanced across all territories and was driven by our five power brands, Trident, Dentyne, Halls, Cadbury and the Bubbas, which account for almost 70% of sales. Growth was particularly strong in Trident up 22%, where we had major innovation initiatives during the year including the launch of Trident Splash in the US and Canada.
In North America, revenue growth in the US of 11% was led by gum. A strong innovation pipeline, including the launch of Trident Splash and Dentyne soft chew drove healthy market share gains particularly in the second half. We gained 80 basis points of gum share during the year with the latest four week period over 300 basis points up at 30%. In Canada, branded revenue rose by 8% and total revenue by 4% reflecting a focus on a smaller range of profitable brands. This focus on more profitable growth led to over 150 basis points increase in margins in Canada.
In emerging markets, revenue grew by 13% with double-digit growth in all territories, including Mexico up 10% and Brazil up 15%.
Strong margin performance was due to the combination of revenue growth, focus on profitable growth in Canada and the cost benefit arising from the successful execution of key Fuel for Growth projects including the consolidation of production in Brazil and the transfer of Halls production from Manchester to Canada and Colombia.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs reflect the completion of the Adams integration projects in the US (£6 million), including the completion of the transition off the Pfizer shared services system. Restructuring costs in Canada (£9 million), reflected the costs of transition off the Pfizer shared services systems as well as the cost required to rationalise the Canadian brand range and packaging options. Further costs were incurred, mainly in Brazil, following the closure of the Cumbica site and transfer of production to Bauru.

84 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Europe, Middle East and Africa (EMEA)

		Base	Acquisitions/	53rd week		Exchange
Full year results (£m)	2004	business	Disposals	est		effects	2005

Revenue	2,173	82	(7)	(18)		27	2,257

		4%	0%	(1%	)	1%	4%

Underlying profit from operations	316	12	1	(3)		2	328

		3%	0%	(1%	)	1%	3%

Underlying operating margins	14.5%						14.5%

The results of EMEA in 2005 were significantly impacted by:
>	Revenue growth of 4%, driven by our emerging markets in Africa and Russia
>	Developed market revenue growth was modest, reflecting the difficult retail environment in Continental Europe
>	UK revenue ahead 2%, reflecting a planned reduction in innovation at the time of a major new IT implementation
>	Margins were flat year-on-year, with Fuel for Growth savings offset by IT implementation costs of £20 million in the UK
The 4% increase in revenue in the EMEA region was driven by our emerging market businesses in Africa and Russia, which in total grew by 11%. Developed market sales were modestly ahead reflecting the difficult retail environment in Continental Europe, particularly in France, and the planned reduction of innovation activity in the UK as we installed a major new information system.
In the UK, revenue was ahead by 2%. Our overall market share rose by 10 basis points due to a focus on the Maynard and Bassett master-brands in sugar and growth in premium chocolate. The Green & Black’s organic chocolate range grew year-on-year by 49%.
While Western European markets remain difficult, our focus on the growing gum and value-added sugar categories enabled our businesses in the region to register modest growth overall.
We grew our gum share in most countries, with share boosted by the highly successful launch of centre-filled gum under local brand names: such as Trident Splash in Greece; Hollywood Sweet Gum in France; and Stimorol Fusion in Sweden, Switzerland and Benelux.
Revenue in Russia rose by 32% benefiting from investments in upgrading the quality of our Dirol and Stimorol brands using Adams product technology and in sales force capabilities. Strong growth in South Africa was driven by the re-launch of Cadbury Dairy Milk.
Margins were flat year-on-year largely reflecting the £20 million cost of IT implementation in the UK. Fuel for Growth cost reduction projects included the final closures of the Manchester and Chesterfield plants in the UK, and our Adams Cape Town facility in South Africa.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs include the expenses associated with the relocation our Irish gum production facilities from the existing Pfizer site (£5 million), headcount reductions in our South African (£3 million) and French (£3 million) supply chain operations, the completion of the closure of the Manchester and Chesterfield plants in the UK (£2 million) and the integration of our Spanish and Portuguese businesses (£2 million).

Asia Pacific

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	1,050	81	1	(9)	34	1,157

		+8%	–	(1%)	+3%	+10%

Underlying profit from operations	134	19	–	(2)	6	157

		+14%	–	(2% )	+5%	+17%

Underlying operating margins	12.8%					13.5%

The results of Asia Pacific in 2005 were significantly impacted by:
>	Strong revenue growth of 8%
>	Developed market revenue growth of 7% and emerging markets ahead 11%
>	Good margin growth reflecting the benefits of cost reduction projects and a focus on profitable growth
Our business across the Asia Pacific region had an excellent year with a particularly strong second half performance. We had good results in both our developed and emerging market businesses which grew at 7% and 11% respectively. Shares were increased in most major markets and all categories showed good growth in revenues.
Our confectionery operations in Australia and New Zealand grew revenues by 7% following a number of highly successful new product launches in Australia (Cadbury Caramel Whip, Boost and Brunch Bar) and share recovery in New Zealand. Our beverage business in Australia grew revenues by 7% despite discontinuing a number of its smaller less profitable brands.
In Japan, innovation in gum, particularly in the Clorets and Whiteen brands, led to a 140 basis point increase in share to 16.8% and a further improvement in margins.
In emerging markets, India grew strongly with revenue up 14% and chocolate share ahead by 120 basis points to 70.5%. Performance was also boosted by a resurgence in our business in Pakistan. In South East Asia, we continued to extend our share leadership in gum in Thailand (by 80 basis points to 58.9%), driven by the focus on sugar-free gum. The successful launch of Dentyne in Malaysia, using product sourced from our Thailand operations, saw our gum share increase by nearly

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 85

Financial review continued

10 percentage points to 17.0%. In China, where we have been refocusing the business, revenue was 11% ahead as we relaunched our Cadbury Dairy Milk range of products.
Margins in the region were 80 basis points ahead due to the benefits of cost reduction projects and a focus on profitable growth. Key efficiency projects during the year included supply chain optimisation in Australia and New Zealand; manufacturing consolidation in China; and automation of Bournvita production in India.
Outside Underlying profit from operations were restructuring costs of £15 million. The main costs arose from headcount reductions in the Australian and New Zealand supply chain operations (£6 million), in the Indian supply chain operations (£5 million) and the reorganisation of the Chinese route-to-market (£2 million).

Central

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	10	(1)	–	–	–	9

		-10%	–	–	–	(10%	)

Underlying profit from operations	(149)	(8)	–	1	–	(156)

		-5%	–	0%	–	(5%	)

Underlying operating margins	n/a					n/a

Central revenue arises on the rendering of research and development services to third parties. Central costs have increased from £149 million to £156 million, principally reflecting incremental investments in innovation and capabilities, notably the Building Commercial Capabilities programme.

Capital structure and resources
Capital structure
During 2006, our market capitalisation remained largely unchanged at approximately £11.4 billion. The impact of a 4 pence decrease in the share price during the year to 546 pence at 31 December 2006 (550 pence at 1 January 2006) was offset by the issuance of 10.7 million shares to satisfy employee share awards. Net debt decreased during the year from £3,900 million at the end of 2005 to £2,909 million at the end of 2006, reflecting principally disposal proceeds from Europe Beverages.
We continue to proactively manage our capital structure to maximise shareowner value, whilst maintaining flexibility to take advantage of opportunities which arise, to grow our business. One element of our strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2007. Additionally, many of the obligations under our share plans described in Note 26 to the financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust purchased £50 million shares during 2006 (none in 2005) and held 19 million shares at the end of 2006, representing approximately 0.9% of the Company’s issued share capital.
Borrowings
At the end of 2006, the total of gross short-term and long-term borrowings was £3,304 million compared with £4,279 million at the end of 2005. Cash and cash equivalents decreased to £269 million at the end of 2006 compared to £332 million at the end of 2005. Our borrowings, net of cash and cash equivalents and short-term investments, decreased to £2,909 million at the end of 2006, from £3,900 million at the end of 2005. The reduction has been driven by the net proceeds from disposals (principally Europe, South Africa and Syria beverages) offset by acquisitions (principally CSBG) and the Free Cash Flow for the period. At the end of 2006 £1,843 million of our gross debt was due after one year, however, 68% of the £1,461 million of debt due within one year was supported by undrawn committed facilities of £1 billion maturing after more than one year.
Gearing is calculated as follows:

	2006	2005	2004
	£m	£m	£m

Net debt (see page 72)	2,909	3,900	3,870

Ordinary shareholders’ funds	3,688	3,008	2,071

Equity minority interests	8	27	21

	3,696	3,035	2,092

Gearing ratio %	79	129	185

At the end of 2006, 75% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Further information on our use of derivative financial instruments is given below. The reduced profit from operations (partially offset by a reduced interest charge) resulted in the Group’s interest cover falling to 5.0 times from 5.7 times in 2005. On an Underlying basis interest cover increased from 5.9 times in 2005 to 6.2 times in 2006.
At 31 December 2006, we had undrawn committed borrowing facilities of £1 billion. This relates to a revolving credit facility, which matures in 2010. The interest rates payable on this borrowing facility are LIBOR plus 0.225% to 0.375% per annum. This facility is subject to customary covenants and events of

86 Financial review Cadbury Schweppes Annual Report & Accounts 2006 default, none of which are currently anticipated to affect our operations. In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.
Our long-term credit rating remained unchanged during 2006 at BBB.
For 2007, debt levels at constant currencies are expected to reduce following further operational cash inflows. The Group’s debt is largely denominated in foreign currencies (see Note 27).
The Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.
Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the financial statements.

Contractual obligations
As at 31 December 2006:

Contractual obligations	Payments due by period
	Total	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m

Bank loans and overdrafts	297	167	60	69	1

Estimated Interest payments – borrowings	303	93	69	95	46

Estimated Interest payments – interest rate swaps	110	74	36	–	–

Finance leases	55	22	25	4	4

Other borrowings	2,952	1,272	1,095	77	508

Operating leases	380	66	107	83	124

Purchase obligations	300	273	27	–	–

Expected payments into pension plans	358	120	238	–	–

Other non-current liabilities	53	–	53	–	–

Total	4,808	2,087	1,710	328	683

As at 1 January 2006:

Contractual obligations	Payments due by period
	Total	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m

Bank loans and overdrafts	247	111	60	75	1

Estimated Interest payments – borrowings	249	99	93	57	–

Estimated Interest payments – interest rate swaps	276	143	120	13	–

Finance leases	63	20	42	–	1

Other borrowings	3,969	1,083	1,487	820	579

Operating leases	298	52	79	54	113

Purchase obligations	425	372	50	3	–

Expected payments into pension plans	342	157	185	–	–

Other non-current liabilities	224	–	202	21	1

Total	6,093	2,037	2,318	1,043	695

As at 2 January 2005:

Contractual obligations	Payments due by period
	Total	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m

Bank loans and overdrafts	279	101	178	–	–

Estimated Interest payments – borrowings	696	190	279	174	53

Estimated Interest payments – interest rate swaps	319	115	163	35	6

Finance leases	86	20	43	22	1

Other borrowings	3,851	509	1,302	1,123	917

Operating leases	335	59	81	61	134

Purchase obligations	273	247	25	1	–

Expected payments into pension plans	56	56	–	–	–

Other non-current liabilities	287	–	254	32	1

Total	6,182	1,297	2,325	1,448	1,112

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 87

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Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and are on a constant currency basis.
Other non-current liabilities comprise trade and other payables, tax payable and long term provisions. Deferred tax liabilities have not been included within other non-current liabilities as these are not contractual obligations that will be settled by cash payment.
Expected payments into pension plans represents the best current estimate of the payments to be made into the scheme over the next three years. We do not believe that it is possible to estimate with any accuracy the contribution rates that will arise subsequent to this valuation.
The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 31 December 2006 being £3,520 million (2005: £4,064 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2006 was £2,658 million (2005: £3,607 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2005: £14 million).
Cash Flows
Free Cash Flow
We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust (see page 157).
We generated Free Cash Flow (after dividend payments) of £200 million, a decrease of £204 million compared to 2005 when Free Cash Flow was £404 million (2004: £229 million).
At the exchange rate ruling in 2003 (the year when the £1.5 billion Free Cash Flow target was set), Free Cash Flow was £242 million, taking cumulative Free Cash Flow to £957 million.
The Free Cash Flow has been adversely impacted by £100 million of one off items, including CSBG, Cadbury Nigeria and the product recall, increases in the tax paid in the year, higher capital expenditure and dividend payments. We remain strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.
Net cash flow from operating activities as shown in the cash flow statement on page 108 was £620 million (2005: £891 million; 2004: £745 million).
Cash flows on acquisitions and disposals
The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55% of the share capital of CSBG for £201 million.
The cash outflow in 2005 on acquisitions was £71 million. This included the acquisition of Green & Black’s and the final settlement in respect of the purchase of Adams China. In addition we purchased an incremental 5% share in our associate, Dr Pepper/Seven Up Bottling Group and acquired a further investment in our Nigerian associate, taking ownership closer to majority. Disposal proceeds of £41 million arose on the disposal of our investment in Gumlink, a Danish gum production business, and Holland House Cooking Wines, a US beverages brand.
The cash outflow in 2004 on acquisitions was £62 million. This included the acquisition of the balance of Orangina from Pernod Ricard and the completion of the purchase of the Adams Confectionery business in China from Pfizer Inc. Disposal proceeds of £11 million arose principally from the disposal of the South African food division.
Net cash flow before financing in 2006 was £1,142 million (2005: £583 million; 2004: £550 million).
Financing cash flows
The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareholders. In the year net repayments of borrowings were £949 million.
The net cash outflow from financing during 2005 was £592 million. This included payment of dividends of £261 million to shareholders. In the year borrowings of £193 million were repaid. This was offset by the £219 million of incremental borrowings required to repay the Group’s US$400 million Quarterly Income Preferred Securities (QUIPs).
The net cash outflow from financing during 2004 was £539 million. The most significant element of this was the payment of dividends of £246 million and the net repayment of borrowings of £397 million.
Net cash
Cash and cash equivalents (net of overdrafts) increased during 2006 by £90 million to £186 million and decreased during 2005 by £8 million to £276 million. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.
Capital expenditure
Capital expenditure in 2006 was £384 million (2005: £298 million; 2004: £285 million), an increase of 29% over the level of expenditure in 2005. Key areas of capital expenditure increase related principally to CSBG (where, as we envisaged at the time of the acquisition, we need to increase capital investment to deliver the acquisition case) and investment in the production capacity and facilities of the Group, in particular gum capacity. All these projects were funded from internal resources.
For 2007 we expect capital spend to be between 5% and 5.5% of revenue. At 31 December 2006 we had capital commitments of £11 million. We expect to continue to fund this from internal resources.

88 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Treasury risk management
We are exposed to market risks arising from our international business. Derivative financial instruments are utilised to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than as expressly stated, the policies set out below apply to prior years as well as being forward looking.
Substantially all financial instruments economically hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and we are of the opinion that it is highly probable that they will occur. However, such transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(i) Liquidity risk
We seek to achieve a balance between certainty of funding, even at difficult times for the markets or ourselves, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that all projected net borrowing needs are covered by committed facilities. The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond our means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.
(ii) Interest rate risk
We have an exposure to interest rate fluctuations on our borrowings and manage these by the use of interest rate swaps, cross currency interest rate swaps and forward rate agreements. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.
The policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of debt.
75% of net debt was at fixed rates of interest at the year end (2005: 84%; 2004: 85%). Assuming no changes to the borrowings or hedges, we estimate that a rise of 1 percentage point in interest rates in all currencies in which we have borrowings would have affected 2006 profit before tax by 2% (2005: less than 1%; 2004: 2%).
(iii) Currency risk
We operate internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. We do not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
We seek to relate the structure of borrowings to the trading cash flows that service them. Our policy is to maintain broadly similar fixed charge cover ratios for each currency bloc and to ensure that the ratio for any currency bloc does not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
We also have transactional currency exposures arising from our international trade. Our policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. We make use of the forward foreign exchange markets to hedge these exposures.
While there are exchange control restrictions which affect the ability of certain of our subsidiaries to transfer funds to the UK, the operations affected by such restrictions are not material to our business as a whole and we do not believe such restrictions have had or will have any material adverse impact on our business as a whole or our ability to meet our cash flow requirements.
(iv) Fair value analysis
The table below presents the changes in fair value of our financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.
The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 31 December 2006, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 31 December 2006, with all other variables remaining constant. Further information on fair values is set out in Note 28 to the financial statements.
The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur for all financial instruments except commodities. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 89

Financial review continued
As at 31 December 2006:

	Fair value changes arising from
				10% weakening
				in £ against
		1% decrease in		other
		interest rates		currencies
		favourable/		favourable/
	Fair Value	(unfavourable	)	(unfavourable))
	£m	£m		£m

Cash-cash equivalents	269	–		14

Short-term investments	126	–		11

Borrowings	(3,277)	55		304

Currency and interest rate swaps	10	(1)		1

Interest rate swaps	(4)	2		–

Currency exchange contracts (including embedded derivatives)	10	–		1

As at 1 January 2006:

	Fair value changes arising from
			10% weakening
			in £ against
		1% decrease in	other
		interest rates	currencies
		favourable/	favourable/
	Fair Value	(unfavourable )	(unfavourable )
	£m	£m	£m

Cash-cash equivalents	332	–	19

Short-term investments	47	–	4

Borrowings	(4,277)	(96)	(364)

Currency and interest rate swaps	11	2	1

Interest rate swaps	(9)	(6)	(1)

Currency exchange contracts (including embedded derivatives)	(2)	–	4

As at 2 January 2005:

	Fair value changes arising from
			10% weakening
			in £ against
		1% decrease in	other
		interest rates	currencies
		favourable/	favourable/
	Fair Value	(unfavourable )	(unfavourable )
	£m	£m	£m

Cash-cash equivalents	201	–	17

Short-term investments	145	–	8

Debt	(4,254)	(97)	(312)

Currency and interest rate swaps	(5)	4	20

Interest rate swaps	(25)	(28)	(2)

Currency exchange contracts	(10)	–	32

Quarterly Income Preferred Securities (see Note 30)	(219)	(2)	(22)

(v) Commodities
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The Group held the following commodity futures contracts at 31 December 2006:

	2006	2005	2004
	Fair	Fair	Fair
	value	value	value
	£m	£m	£m

Commodities (asset)	3	13	5

Commodities (liabilities)	(5)	(1)	(7)

Total £ equivalent notional	(2)	12	(2)

90 Financial review Cadbury Schweppes Annual Report & Accounts 2006

Commodity derivative contracts were held in Sterling and US dollars. The equivalent notional value of commodities held at the year-end increased from £135 million in 2005 to £160 million in 2006, the majority of which matures within one year.
The commodities derivative contracts held by the Group at the year-end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa, aluminium and other commodities traded on commodity exchanges. Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at the year end would result in a decrease in fair value of £7.0 million (2005: £6.8 million; 2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(vi) Credit risk
We are exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but we do not expect any counterparties to fail to meet their obligations given our policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a net positive fair value at the reporting date.
Review of accounting policies
Critical accounting estimates
The preparation of our financial statements in conformity with IFRS, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below.
Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on our results. We also have other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.
(i) Brands and other acquisition intangibles
Brands and other intangibles that are acquired through acquisition are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and we make assumptions and estimates regarding future revenue growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.
Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 99% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue. Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and there brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Where we do not consider these criteria to have been met, as was the case with certain brands acquired with Adams and CSBG, a definite life is assigned and the value is amortised over the life.
The cost of brands and other acquisition intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life.
A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in management concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce reported profit from operations and reduce the value of the assets reported in the balance sheet. We have consistently applied our estimate of indefinite brand lives since the date we first recognised brands as intangible assets in 1989 except for one brand where we amended our original estimate from an indefinite life to a definite life asset as the products had been re-branded.
(ii) Recoverability of long-lived assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, typically its value in use. If the value in use of a long-lived asset were determined to be less than its carrying value,

Cadbury Schweppes Annual Report & Accounts 2006 Financial review 91

Financial review continued

as is the case for Cadbury Nigeria as at 31 December 2006, an impairment is charged to the income statement.
The key assumptions applied in arriving at a value in use for a long-lived asset are:
>	The estimated future cash flows that will be derived from the asset; and

>	The discount rate to be applied in arriving at a present value for these future cash flows.
(iii) Future cash flows
In estimating the future cash flows that will be derived from an asset, we make estimates regarding future revenue growth and profit margins for the relevant assets. These estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long-term planning process. Such estimates are subject to change as a result of changing economic and competitive conditions, including consumer trends. Higher estimates of the future cash flows will increase the fair values of assets. Conversely, lower estimates of cash flows will decrease the fair value of assets and increase the risk of impairment. We attempt to make the most appropriate estimates of future cash flows but actual cash flows may be greater or less than originally predicted.
(iv) Discount rates
The future cash flows are discounted at rates that we estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised as part of the annual impairment review. On the other hand a decrease in the discount rate will increase the fair value of the long-lived assets and decrease the likelihood of impairment.
Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5%.
Where applicable, we review the reasonableness of all assumptions by reference to available market data including, where applicable, the publicly quoted share price of the Company. Changes in the assumptions used by management can have a significant impact on the estimated fair value of assets and hence on the need for, or the size of, an impairment charge.
(v) Trade spend and promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgements. We utilise numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to revenue with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, revenue and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Management has significant experience in making such estimates. However each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in revenue recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.
Up front payments are made to secure product installation in the fountain and food service channel of several of our beverage products. These payments are amortised (as a deduction to revenue) based upon a methodology (time or volumes sold) consistent with our contractual rights under these arrangements. The total unamortised up front payments as at the year end amounted to approximately £42 million. The weighted average period over which the up front payments are being amortised is approximately 14 years with the longest period being 18 years. Were we unable to enforce our rights under the relevant contracts we may be required to accelerate the recognition of such costs, which would reduce future revenue.
(vi) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, US, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.
The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuations in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.
In arriving at the present value of the pension liabilities, we must estimate the most appropriate discount rate to be applied. We are required to base our estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside of our control, so the funding status and charge will change over time. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded.

92 Financial review Cadbury Schweppes Annual Report & Accounts 2006

In calculating the present value of the pension liabilities we are also required to estimate mortality rates (or life expectancy), including an expectation of future changes in mortality rates. The Group uses actuarial advisers to select appropriate mortality rates that best reflect the Group’s pension scheme population. If the mortality tables, or our expectation of future changes in the mortality tables, differ from actual experience then we will be required to revise our estimate of the pension liabilities and may be required to adjust the pension cost.
In calculating the pension cost, we are also required to estimate the expected return to be made on the assets held within the pension funds. We have taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. A decrease in the expected rate of return will increase the pension charge for the year. Conversely an increase in the expected rate of return will increase the pension charge for the year. If the actual returns fall below the long-term trend estimate the charge recorded in future periods will increase. If the actual returns exceed the long-term estimate the charge recorded in future periods will decrease.
An indication of the variability of the main assumptions applied by management over the past three years is set out below:

	2006	2005	2004

Discount rate	5.2%	5.0%	5.4%

Rate of asset returns	6.8%	7.2%	7.4%

Rate of salary increases	4.4%	4.2%	4.4%

A 25 basis point decrease in the estimate of the discount factor would have resulted in an approximate £3 million increase in the pension costs. A 25 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £6 million increase in the pension costs.
(vii) Income taxes
As part of the process of preparing our financial statements, we are required to estimate the income tax in each of the jurisdictions in which we operate. This process involves an estimation of the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.
Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. However, the actual tax liabilities could differ from the provision. In such an event, we would be required to make an adjustment in a future period, and this could materially impact our financial position and results of operations.
We operate in numerous countries but the tax regulations in the US and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.
In the last three years the impact that revising the initial estimates has had on the recorded charge for current taxes and the corresponding increase in profits is set out below:

	2006	2005	2004
	£m	£m	£m

Increase/(reduction) in current tax charge	4	(38)	(60)

Increase/(reduction) in deferred tax charge	(46)	(96)	8

We recognised deferred tax liabilities of £1,050 million at 31 December 2006 (2005: £954 million; 2004: £895 million), and have recognised deferred tax assets of £170 million (2005: £123 million; 2004: £17 million). There are further unrecognised deferred tax assets for losses of £187 million (2005: £165 million; 2004: £115 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with history of generating tax losses begins to show evidence of creating and utilising taxable profits. In 2005, the annual assessment of the recoverability of the UK tax position resulted in the recognition of a deferred tax asset in the UK for the first time and a credit to profits of £104 million. £74 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the income statement in the year of recognition and an income tax cost in the year of utilisation.
Accounting policy changes
There have been no significant changes in our accounting policies during 2006.

Cadbury Schweppes Annual Report & Accounts 2006 Financial Review 93

Group financial record	96

Contents	Inside front cover

Index	188

Financial record

Group financial record	IFRS
	2006	2005	2004
	£m	£m	£m

Revenue

Revenue – Continuing operations (a)

Americas Beverages	2,566	1,781	1,686

Americas Confectionery	1,330	1,228	1,093

EMEA	2,318	2,257	2,173

Asia Pacific	1,205	1,157	1,050

Central	8	9	10

	7,427	6,432	6,012

Underlying profit from operations (profit from operations excluding non-trading items, restructuring costs, amortisation and impairment of intangibles, UK product recall and IAS 39 adjustment)

Continuing operations (a)

Americas Beverages	584	524	503

Americas Confectionery	207	172	143

EMEA	276	328	316

Asia Pacific	165	157	134

Central	(159)	(156)	(149)

	1,073	1,025	947

Restructuring costs	(133)	(71)	(139)

Amortisation and impairment of intangibles	(38)	(6)	(7)

Non-trading items	40	25	18

UK product recall	(30)	–	–

IAS 39 adjustment	(3)	22	n/a

Profit from operations	909	995	819

Share of result in associates	(16)	28	22

Profit before financing and taxation	893	1,023	841

Financing	(155)	(188)	(205)

Profit before taxation	738	835	636

Taxation	(215)	(135)	(144)

Discontinued operations	642	76	55

Minorities	4	(11)	(22)

Profit for the period attributable to equity holders of the parent	1,169	765	525

(a)	In 2005, the Group’s beverage business in Europe and Syria were classified as discontinued operations. In 2006, we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it has also been classified as discontinued operations. This has required the re-presentation of the 2005 and 2004 financial statements on a comparable basis.
96 Financial record Cadbury Schweppes Summary Financial Statement 2006

	UK GAAP
	2003	2002
	£m	£m

Turnover

Turnover – Continuing operations (a)

Americas Beverages	1,814	1,982

Americas Confectionery	871	233

EMEA	2,033	1,734

Asia Pacific	937	738

Central	10	10

	5,665	4,697

Underlying operating profit (operating profit excluding operating exceptional items, goodwill/intangibles amortisation and operating profit in associates)

Continuing operations

Americas Beverages	532	585

Americas Confectionery	95	15

EMEA	296	273

Asia Pacific	128	114

Central	(131)	(115)

	920	872

Discontinued operations	132	111

Exceptional restructuring costs	(184)	(53)

Other exceptional items	(40)	–

Goodwill/intangibles amortisation	(129)	(64)

Group operating profit	699	866

Share of operating profit in associates	51	58

Total profit from operations including associates	750	924

(Loss)/profit on sale of subsidiaries, investments and fixed assets	(5)	12

Net interest	(181)	(106)

Profit on ordinary activities before taxation	564	830

Taxation	(173)	(255)

Minority interests	(25)	(27)

Profit for the financial year	366	548

In 2005, the Group adopted International Financial Reporting Standards (“IFRS”). The Group has prepared one year of comparative financial information in accordance with IFRS 1. The financial statements for earlier periods have not been restated and the information above represents the previously presented UK GAAP information.

Cadbury Schweppes Annual Report & Accounts 2006 Financial record 97

Financial record continued

	IFRS
	2006	2005	2004
	£m	£m	£m

Cash flows

Net cash from operating activities	620	891	745

Additional funding of past service pensions deficit	67	31	–

Income taxes paid on disposals	83	–	–

Net capital expenditure	(300)	(261)	(259)

Net dividends paid	(270)	(257)	(257)

Free Cash Flow	200	404	229

Balance sheets

Assets employed

Intangible assets and goodwill	5,903	5,648	5,757

Property, plant and equipment	1,664	1,446	1,464

Assets held for sale	22	945	5

Other non-current assets	248	567	419

Inventory and trade and other receivables	1,914	1,893	1,859

Other current assets	87	114	30

Cash and short-term investments	395	379	346

Total assets	10,233	10,992	9,880

Total current liabilities, excluding borrowings and provisions	(1,862)	(1,841)	(1,696)

Liabilities directly associated with assets classified as held for sale	(9)	(291)	–

Total non-current liabilities, excluding borrowings, provisions and retirement benefit obligations	(1,085)	(1,124)	(1,106)

Provisions	(73)	(53)	(77)

Retirement benefit obligations	(204)	(369)	(485)

	7,000	7,314	6,516

Financed by

Gross borrowings	3,304	4,279	4,216

Minority interests	8	27	229

Called-up share capital	262	260	259

Share premium account	1,171	1,135	1,098

Retained earnings and other reserves	2,255	1,613	714

	7,000	7,314	6,516

Net debt

Gross borrowings	3,304	4,279	4,216

Less: Cash and short-term investments	(395)	(379)	(346)

	2,909	3,900	3,870

98 Financial record Cadbury Schweppes Annual Report & Accounts 2006

	UK GAAP
	2003	2002
	£m	£m

Cash flows

Cash flow from operating activities and associates	1,063	1,109

Capital expenditure, net	(285)	(251)

Taxation, returns on investment and servicing of finance	(372)	(320)

Ordinary dividends	(234)	(223)

Free Cash Flow	172	315

Balance sheets

Assets employed

Intangible assets and goodwill	5,827	3,919

Tangible fixed assets	1,633	1,351

Fixed asset investments	328	319

Stock and debtors	1,974	1,580

Cash and short-term investments	433	472

Total assets	10,195	7,641

Total creditors, excluding borrowings	(2,100)	(1,793)

Provisions	(428)	(419)

	7,667	5,429

Financed by

Gross borrowings	4,644	2,318

Minority interests	243	266

Called-up share capital	258	257

Share premium account	1,071	1,050

Ordinary shareholders’ funds	1,451	1,538

	7,667	5,429

Net debt

Gross borrowings	4,644	2,318

Less: Cash and short-term investments	(433)	(472)

	4,211	1,846

Cadbury Schweppes Annual Report & Accounts 2006 Financial record 99

Financial statements
Statement of Directors’ responsibilities in relation to the financial statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareowners the respective responsibilities of the Directors and of the auditors in relation to the financial statements.
The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS). Company law requires the Directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.
International Accounting Standard 1 requires that financial statements present fairly for each financial period the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and Presentation of Financial Statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. The Directors are also required to:
>	properly select and apply accounting policies;

>	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and

>	provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance.
The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors’ Report and Directors’ remuneration report which comply with the requirements of the Companies Act 1985.
The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.
Independent Auditors’ report to the members of Cadbury Schweppes plc
We have audited the Group financial statements of Cadbury Schweppes plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes 1 to 39. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ remuneration report that is described as having been audited.
We have reported separately on the parent Company financial statements of Cadbury Schweppes plc for the year ended 31 December 2006.
This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The Directors’ responsibilities for preparing the Report & Accounts, the Directors’ remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors’ responsibilities.
Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
102 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the Group financial statements. The information given in the Directors’ report includes that specific information presented elsewhere in the document that is cross referred from the Business Review section of the Directors’ report.
In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Director’s remuneration and other transactions is not disclosed.
We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.
We read the other information contained in the Report & Accounts as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Report & Accounts.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors’ remuneration report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors’ remuneration report to be audited.
Opinion
In our opinion:
>	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2006 and of its profit for the year then ended;

>	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

>	the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

>	the information given in the Directors’ Report is consistent with the Group financial statements.
Separate opinion in relation to IFRSs
As explained in Note 1(b) to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group’s affairs as at 31 December 2006 and of its profit for the year then ended.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
9 March 2007

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 103

Financial statements continued
Consolidated income statement for the year ended 31 December 2006 (Note 1(c))

				2006					2005
		2006		Non-	2006		2005		Non-	2005
		Underlying	[1]	underlying [2]	Total		Underlying	[1]	underlying [2]	Total
Notes		£m		£m	£m		£m		£m	£m

	Continuing operations

2	Revenue	7,427		–	7,427		6,432		–	6,432

3	Trading costs	(6,354)		(71)	(6,425)		(5,407)		16	(5,391)

4	Restructuring costs	–		(133)	(133)		–		(71)	(71)

5	Non-trading items	–		40	40		–		25	25

	Profit from operations	1,073		(164)	909		1,025		(30)	995

17	Share of result in associates	7		(23)	(16)		28		–	28

	Profit before financing and taxation	1,080		(187)	893		1,053		(30)	1,023

9	Investment revenue	48		–	48		42		–	42

10	Finance costs	(197)		(6)	(203)		(230)		–	(230)

	Profit before taxation	931		(193)	738		865		(30)	835

11	Taxation	(283)		68	(215)		(243)		108	(135)

	Profit for the period from continuing operations	648		(125)	523		622		78	700

32	Discontinued operations

	Profit for the period from discontinued operations	2		640	642		85		(9)	76

	Profit for the period	650		515	1,165		707		69	776

	Attributable to:

	Equity holders of the parent	654		515	1,169		696		69	765

	Minority interests	(4)		–	(4)		11		–	11

		650		515	1,165		707		69	776

	Earnings per share from continuing and discontinued operations

13	Basic	31.6	p		56.4	p	33.9	p		37.3	p

13	Diluted	31.3	p		55.9	p	33.5	p		36.9	p

	From continuing operations

13	Basic	31.5	p		25.4	p	29.8	p		33.6	p

13	Diluted	31.2	p		25.2	p	29.5	p		33.2	p

[1]	Before items described in Note 2 below.

[2]	Includes restructuring costs, non-trading items, amortisation and impairment of intangibles, IAS 39 adjustment, exceptional items (Nigeria, UK product recall and release of disposal tax provisions) and any associated tax effect as set out in Note 1(y) to the financial statements.
104 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Consolidated income statement for the year ended 31 December 2006 (Note 1(c))

				2004
		2004		Non-	2004
		Underlying	[1]	underlying [2]	Total
Notes		£m		£m	£m

	Continuing operations

2	Revenue	6,012		–	6,012

3	Trading costs	(5,065)		(7)	(5,072)

4	Restructuring costs	–		(139)	(139)

5	Non-trading items	–		18	18

	Profit from operations	947		(128)	819

17	Share of result in associates	22		–	22

	Profit before financing and taxation	969		(128)	841

9	Investment revenue	48		–	48

10	Finance costs	(253)		–	(253)

	Profit before taxation	764		(128)	636

11	Taxation	(192)		48	(144)

	Profit for the period from continuing operations	572		(80)	492

32	Discontinued operations

	Profit for the period from discontinued operations	72		(17)	55

	Profit for the period	644		(97)	547

	Attributable to:

	Equity holders of the parent	622		(97)	525

	Minority interests	22		–	22

		644		(97)	547

	Earnings per share from continuing and discontinued operations

13	Basic	30.7	p		25.9	p

13	Diluted	30.5	p		25.7	p

	From continuing operations

13	Basic	27.1	p		23.2	p

13	Diluted	26.9	p		23.0	p

[1]	Before items described in Note 2 below.

[2]	Includes restructuring costs, non-trading items, amortisation and impairment of intangibles, IAS 39 adjustment, exceptional items (Nigeria, UK product recall and release of disposal tax provisions) and any associated tax effect as set out in Note 1(y) to the financial statements.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 105

Financial statements continued
Consolidated statement of recognised income and expense for the year ended
31 December 2006 (Note 1(c))

	2006	2005	2004
	£m	£m	£m

Currency translation differences (net of tax)	(416)	257	(122)

Exchange transferred to income and expense upon disposal	10	–	–

Actuarial gains/(losses) on post retirement employee benefits (net of tax)	50	56	(74)

Share of associate reserves movements	(2)	–	–

IAS 39 transfers to income or expense	(1)	6	–

Net (expense)/income recognised directly in equity	(359)	319	(196)

Profit for the period from continuing operations	523	700	492

Profit for the period from discontinued operations	642	76	55

Total recognised income and expense for the period	806	1,095	351

Attributable to:

Equity holders of the parent	810	1,084	329

Minority interests	(4)	11	22

	806	1,095	351

Change in accounting policy to adopt IAS 32 and IAS 39

Equity holders of the parent	–	26	–

106 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Consolidated balance sheet at 31 December 2006 (Note 1(c))

		2006	2005	2004
Notes		£m	£m	£m

	Assets

	Non-current assets

14	Goodwill	2,487	2,299	2,352

15	Acquisition intangibles	3,261	3,200	3,261

15	Software intangibles	155	149	144

16	Property, plant and equipment	1,664	1,446	1,464

17	Investment in associates	22	372	324

24	Deferred tax assets	170	123	17

20	Trade and other receivables	54	70	67

18	Other investments	2	2	11

		7,815	7,661	7,640

	Current assets

19	Inventories	728	713	709

	Short-term investments	126	47	21

20	Trade and other receivables	1,186	1,180	1,150

	Tax recoverable	36	47	30

	Cash and cash equivalents	269	332	325

28	Derivative financial instruments	51	67	–

		2,396	2,386	2,235

21	Assets held for sale	22	945	5

	Total assets	10,233	10,992	9,880

	Liabilities

	Current liabilities

22	Trade and other payables	(1.588)	(1,543)	(1,546)

	Tax payable	(239)	(237)	(150)

27	Short-term borrowings and overdrafts	(1,439)	(1,194)	(610)

23	Short-term provisions	(55)	(42)	(67)

33	Obligations under finance leases	(22)	(20)	(20)

28	Derivative financial instruments	(35)	(61)	–

		(3,378)	(3,097)	(2,393)

	Non-current liabilities

22	Trade and other payables	(30)	(32)	(27)

27	Borrowings	(1,810)	(3,022)	(3,520)

25	Retirement benefit obligations	(204)	(369)	(485)

	Tax payable	(5)	(138)	(184)

24	Deferred tax liabilities	(1,050)	(954)	(895)

23	Long-term provisions	(18)	(11)	(10)

33	Obligations under finance leases	(33)	(43)	(66)

		(3,150)	(4,569)	(5,187)

	Liabilities directly associated with assets classified as held for sale	(9)	(291)	–

	Total liabilities	(6,537)	(7,957)	(7,580)

	Net assets	3,696	3,035	2,300

	Equity

29	Share capital	262	260	259

29	Share premium account	1,171	1,135	1,098

29	Other reserves	(128)	223	(32)

29	Retained earnings	2,383	1,390	746

29	Equity attributable to equity holders of the parent	3,688	3,008	2,071

30	Minority interests	8	27	229

	Total equity	3,696	3,035	2,300

On behalf of the Board

Directors:	Todd Stitzer Ken Hanna
9 March 2007

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 107

Financial statements continued
Consolidated cash flow statement for the 52 weeks ended 31 December 2006 (Note 1(c))

			2005	2004
		2006	Re-presented [1]	Re-presented [1]
Notes		£m	£m	£m

35	Net cash from operating activities	620	891	745

	Investing activities

17	Dividends received from associates	6	11	8

	Proceeds on disposal of property, plant and equipment	84	37	26

	Purchases of property, plant and equipment	(384)	(298)	(285)

31	Acquisitions of businesses	(375)	(38)	(59)

17	Acquisitions of associates	–	(33)	(3)

	Net cash assumed on acquisitions	28	1	1

	Sale of investments, associates and subsidiary undertakings	1,295	41	11

	Cash removed on disposal	(50)	–	–

	Acquisitions and disposals	898	(29)	(50)

	Movement in equity investments and money market deposits	(82)	(29)	106

	Net cash generated from/(used in) investing activities	522	(308)	(195)

	Net cash flow before financing activities	1,142	583	550

	Financing activities

	Dividends paid	(272)	(261)	(246)

	Dividends paid to minority interests	(4)	(7)	(19)

	Proceeds of finance leases	–	1	93

	Capital element of finance leases repaid	(21)	(21)	(24)

	Proceeds on issues of ordinary shares	38	37	25

	Net movement of shares held under employee trust	(4)	71	29

	Proceeds of new borrowings	532	350	610

	Borrowings repaid	(1,481)	(543)	(1,007)

	Repayment of non-equity minority interest	–	(219)	–

	Net cash used in financing activities	(1,212)	(592)	(539)

	Net (decrease)/increase in cash and cash equivalents	(70)	(9)	11

	Opening net cash and cash equivalents – total Group	279	284	275

	Opening net cash and cash equivalents – discontinued operations	(3)	–	–

	Opening net cash and cash equivalents – continuing operations	276	284	275

	Effect of foreign exchange rates	(20)	4	(2)

32	Less: Net cash and cash equivalents included in discontinued operations	–	(3)	–

	Closing net cash and cash equivalents	186	276	284

[1]	Re-presented to include interest paid and interest received within operating activities, see Note 1(b).
Net cash and cash equivalents includes overdraft balances of £83 million (2005: £56 million; 2004: £41 million).
In 2006, cash inflow from the sale of investments, associates and subsidiary undertakings includes £1,387 million gross proceeds less £92 million reflecting deductions for debt within disposed businesses.
108 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Segmental reporting
a. Business segment analysis

	2006
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	2,566	562	21.9	584	22.8

Americas Confectionery	1,330	181	13.6	207	15.6

EMEA	2,318	205	8.9	276	11.9

Asia Pacific	1,205	142	11.8	165	13.7

Central	8	(181)	n/a	(159)	n/a

	7,427	909	12.2	1,073	14.4

Share of results in associates		(16)

Profit before financing and taxation		893

Investment revenue		48

Finance cost		(203)

Profit before taxation		738

Taxation		(215)

Minority interests		4

Profit for the period from continuing operations		527

Discontinued operations (see Note 32(a))		642

Profit for the period – equity holders		1,169

An explanation of segment performance measures is included in Note 1(a).
Reconciliation of profit from operations to Underlying performance measure

	2006
			Reversal of
			amortisation
		Reversal of	and	Reversal of	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	UK product	IAS 39	performance
	performance	costs	intangibles	items	recall	adjustment	measure
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	562	21	19	(17)	–	(1)	584

Americas Confectionery	181	11	2	14	–	(1)	207

EMEA	205	65	15	(38)	30	(1)	276

Asia Pacific	142	15	2	–	–	6	165

Central	(181)	21	–	1	–	–	(159)

Profit from operations	909	133	38	(40)	30	3	1,073

An explanation of the reconciling items between reported and Underlying performance measures is included in Note 1(y).

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 109

Financial statements continued
Business segment analysis

	2005
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4

Americas Confectionery	1,228	153	12.4	172	14.0

EMEA	2,257	326	14.4	328	14.5

Asia Pacific	1,157	143	12.3	157	13.6

Central	9	(164)	n/a	(156)	n/a

	6,432	995	15.5	1,025	15.9

Share of results in associates		28

Profit before financing and taxation		1,023

Investment revenue		42

Finance cost		(230)

Profit before taxation		835

Taxation		(135)

Minority interests		(11)

Profit for the period from continuing operations		689

Discontinued operations (see Note 32(a))		76

Profit for the period – equity holders		765

An explanation of segment performance measures is included in Note 1(a).
Reconciliation of profit from operations to Underlying performance measure

	2005
			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	and impairment	non-trading	IAS 39	performance
	performance	costs	of intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524

Americas Confectionery	153	21	2	–	(4)	172

EMEA	326	21	–	(5)	(14)	328

Asia Pacific	143	15	2	–	(3)	157

Central	(164)	8	–	–	–	(156)

Profit from operations	995	71	6	(25)	(22)	1,025

An explanation of the reconciling items between reported and Underlying performance measures is included in Note 1(y).
110 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Business segment analysis

	2004
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,686	479	28.4	503	29.8

Americas Confectionery	1,093	100	9.1	143	13.1

EMEA	2,173	301	13.9	316	14.5

Asia Pacific	1,050	114	10.9	134	12.8

Central	10	(175)	n/a	(149)	n/a

	6,012	819	13.6	947	15.8

Share of results in associates		22

Profit before financing and taxation		841

Investment revenue		48

Finance cost		(253)

Profit before taxation		636

Taxation		(144)

Minority interests		(22)

Profit for the period from continuing operations		470

Discontinued operations (see Note 32(a))		55

Profit for the period – equity holders		525

An explanation of segment performance measures is included in Note 1(a).
Reconciliation of profit from operations to Underlying performance measure

	2004
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment	non-trading	IAS 39	performance
	performance	costs	of intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	479	23	2	(1)	n/a	503

Americas Confectionery	100	41	2	–	n/a	143

EMEA	301	21	–	(6)	n/a	316

Asia Pacific	114	18	2	–	n/a	134

Central	(175)	36	1	(11)	n/a	(149)

Profit from operations	819	139	7	(18)	n/a	947

An explanation of the reconciling items between reported and Underlying performance measures is included in Note 1(y).

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 111

Financial statements continued
b. Business segment assets and liabilities

	2006
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	3,941	6	–	3,947	(499)	–	(499)

Americas Confectionery	2,319	–	–	2,319	(250)	–	(250)

EMEA	2,414	1	–	2,415	(807)	–	(807)

Asia Pacific	957	1	–	958	(290)	–	(290)

Central	–	14	580	594	–	(4,691)	(4,691)

Continuing operations	9,631	22	580	10,233	(1,846)	(4,691)	(6,537)

Discontinued operations	–	–	–	–	–	–	–

	9,631	22	580	10,233	(1,846)	(4,691)	(6,537)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.

	2005
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	3,155	307	–	3,462	(402)	–	(402)

Americas Confectionery	2,590	–	–	2,590	(287)	–	(287)

EMEA	2,412	50	–	2,462	(707)	–	(707)

Asia Pacific	1,000	2	–	1,002	(394)	–	(394)

Central	–	13	522	535	–	(5,876)	(5,876)

Continuing operations	9,157	372	522	10,051	(1,790)	(5,876)	(7,666)

Discontinued operations	911	30	–	941	(291)	–	(291)

	10,068	402	522	10,992	(2,081)	(5,876)	(7,957)

Certain reclassifications relating to debt and tax items have been made between segment assets/liabilities and unallocated assets/liabilities. As a result of these reclassifications unallocated assets have increased from £377 million to £522 million and unallocated liabilities have increased from £4,093 million to £5,876 million with a corresponding decrease in segment assets/liabilities.

	2004
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	2,791	251	–	3,042	(344)	–	(344)

Americas Confectionery	2,243	–	–	2,243	(250)	–	(250)

EMEA	2,335	27	–	2,362	(755)	–	(755)

Asia Pacific	927	1	–	928	(439)	–	(439)

Europe Beverages	973	31	–	1,004	(222)	–	(222)

Central	–	14	287	301	–	(5,570)	(5,570)

Continuing operations	9,269	324	287	9,880	(2,010)	(5,570)	(7,580)

Certain reclassifications relating to debt and tax items have been made between segment assets/liabilities and unallocated assets/liabilities. As a result of these reclassifications unallocated assets have increased from £253 million to £287 million and unallocated liabilities have increased from £3,980 million to £5,570 million with a corresponding decrease in segment assets/liabilities.
112 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

c. Business segment share of result in associates

	2006	2005	2004
	£m	£m	£m

Profit from operations of associates

Americas Beverages	(1)	15	11

Americas Confectionery	–	–	–

EMEA	(22)[1]	7	5

Asia Pacific	–	–	–

Central	7	6	6

Continuing operations	(16)	28	22

Discontinued operations	–	–	(1)

	(16)	28	21

[1]	Includes adjustment of £23 million relating to Cadbury Nigeria.
d. Other business segment items

	2006
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	– excluding		amortisation	and
	Inter-segment	of	acquired	– acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	1	853	78	234	64	19

Americas Confectionery	24	9	63	–	37	2

EMEA	27	83	167	42	82	15

Asia Pacific	5	–	66	–	36	2

Central	(57)	–	10	–	20	–

Continuing operations	–	945	384	276	239	38

Discontinued operations	–	–	1	–	1	–

	–	945	385	276	240	38

	2005
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	– excluding		amortisation	and
	Inter-segment	of	acquired	– acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	–	–	24	–	36	2

Americas Confectionery	23	–	73	–	31	2

EMEA	37	31	126	–	76	–

Asia Pacific	3	–	52	–	35	2

Central	(63)	–	15	–	7	–

Continuing operations	–	31	290	–	185	6

Discontinued operations	–	–	19	–	22	–

	–	31	309	–	207	6

	2004
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	– excluding		amortisation	and
	Inter-segment	of	acquired	– acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	–	–	36	–	33	2

Americas Confectionery	12	5	58	2	28	2

EMEA	69	8	96	–	79	–

Asia Pacific	2	18	40	–	33	2

Central	(83)	–	37	–	20	1

Continuing operations	–	31	267	2	193	7

Discontinued operations	–	26	25	–	23	–

	–	57	292	2	216	7

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 113

Financial statements continued
e. Secondary segment analysis – geographical segments

	2006
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	– excluding
		Segment	of	acquired	– acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,086	1,156	1	84	–

Euro zone	574	732	–	27	–

United States of America	2,792	4,962	862	89	234

Central and Southern America	733	982	–	38	–

Australia	762	558	–	40	–

Other	1,480	1,843	82	106	42

Continuing operations	7,427	10,233	945	384	276

Discontinued operations	70	–	–	1	–

	7,497	10,233	945	385	276

	2005
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	– excluding
		Segment	of	acquired	– acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,083	1,099	31	88	–

Euro zone	588	575	–	31	–

United States of America	1,998	3,527	–	40	–

Central and Southern America	658	435	–	44	–

Australia	741	513	–	33	–

Other	1,364	3,902	–	54	–

Continuing operations	6,432	10,051	31	290	--

Discontinued operations	725	941	–	19	–

	7,157	10,992	31	309	--

	2004
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	– excluding
		Segment	of	acquired	– acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,065	1,153	6	65	–

Euro zone	602	1,608	–	27	–

United States of America	1,889	3,125	5	41	–

Central and Southern America	549	344	–	41	–

Australia	675	467	–	26	–

Other	1,232	3,183	20	67	2

Continuing operations	6,012	9,880	31	267	2

Discontinued operations	726	–	26	25	–

	6,738	9,880	57	292	2

Revenue and profit from operations are recorded by origin. There is no material difference between this classification and revenue and profit from operations by destination. See page 116 for further information regarding business segments.
The Group’s revenue is predominantly derived from the sale of confectionery and beverage products. Group revenue, analysed between these groups of products, is set out within Note 2.
114 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

1. Nature of operations and accounting policies
(a) Nature of operations and segmental results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage business which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch and Mott’s in the beverages business.
Significant measures used by management in assessing segmental performance include revenue, Underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of intangibles, UK product recall and IAS 39 adjustment) and Underlying operating margins (operating margins before restructuring costs, non-trading items, amortisation and impairment of intangibles, UK product recall and IAS 39 fair value adjustments).
(b) Accounting convention
The financial statements have been prepared in accordance with the International Financial Reporting Standards, IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments.
Within the cash flow statement, interest paid and interest received have been reclassified from investing activities to operating activities to achieve consistency with emerging practice and so present more relevant information. The prior period information has been re-presented on a comparable basis.
The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7	Financial Instruments: Disclosures; and the Related Amendment to IAS 1 on Capital Disclosures
IFRS 8	Operating Segments
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.
(c) Preparation of financial statements
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
In 2005, the Group’s beverage businesses in Europe and Syria were classified as discontinued operations. In 2006, we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it has also been classified as discontinued operations in 2006. This has required the re-presentation of the 2005 and 2004 financial statements on a comparable basis.
In prior years, the Group’s statutory accounts were made up to the Sunday nearest to 31 December. This resulted periodically in a financial year of 53 weeks. In 2006, the Group’s statutory accounts are drawn up on a calendar year basis with 12 monthly periods. The Income Statements cover the year from 2 January 2006 to 31 December 2006, the 52 weeks from 3 January 2005 to 1 January 2006 and the 53 weeks from 29 December 2003 to 2 January 2005. The balance sheets for 2006, 2005 and 2004 have been drawn up as at 31 December 2006, 1 January 2006 and 2 January 2005 respectively.
(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements. The Group financial statements consolidate the accounts of the Company and the entities controlled by the Company (including all of its subsidiary entities) after eliminating internal transactions and recognising any minority interests in those entities. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities.
Minority interests are shown as a component of equity in the balance sheet and the share of profit attributable to minority interests is shown as a component of profit for the period in the consolidated income statement.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 115

Financial statements continued
1. Nature of operations and accounting policies continued
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control. The separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.
Results of subsidiary undertakings disposed of during the financial year are included in Group profit up to the effective date of disposal.
Entities in which the Group is in a position to exercise significant influence but does not have the power to control or jointly control are associated undertakings. Joint ventures are those entities in which the Group has joint control. The results, assets and liabilities of associated undertakings and interests in joint ventures are incorporated into the Group’s financial statements using the equity method of accounting.
The Group’s share of the profit after interest and tax of associated undertakings and joint ventures is included as one line below profit from operations. Investment in associated undertaking and interest in joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.
(e) Segmental analysis
Business reportable segments
Following the disposal of Europe Beverages, the Group’s operational management structure has four business segments, each with its own leadership team. These four business segments, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific. Americas Beverages market, produce and distribute branded soft drinks in North America. Americas Confectionery and EMEA produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment produces and distributes confectionery and beverages products in the Asia Pacific region.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Secondary reportable segments
The Group presents geographical information for the following areas: UK, US, Australia, Euro zone and Central and Southern America. The Euro zone segment includes all countries that currently operate the Euro and whose central bank interest rates are set by the European Central Bank. In this way all these countries have similar economic criteria, e.g. low inflation, equal interest rates and identical exchange rates with other countries. As the Euro zone countries are all members of the European Union, they also all have similar political conditions. The Central and Southern America all operate in areas of higher than average inflation and central bank interest rates. The economies of the region are less stable than those of the developed world and have a greater than average risk of significant currency fluctuations.
Basis of allocation of costs between segments
Certain central costs are considered to relate to the operating segments, for example where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.
(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations whilst those arising on financing transactions are recorded within the financing line. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year.
The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the financial year are translated into sterling at an annual average rate, calculated using the exchange rates ruling at the end of each month. Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to the Group’s translation reserve. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to the Group’s translation reserve. Such translation differences are recognised as income or expense in the financial year in which the operations are disposed of.
(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, candy and gum confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.
116 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Revenue is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and is recorded so as to allocate these returns to the same period as the original revenue is recorded.
(h) Research and development expenditure
Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.
Development expenditure is assessed and capitalised if it meets all of the following criteria:
>	an asset is created that can be identified;
>	it is probable that the asset created will generate future economic benefits; and
>	the development cost of the asset can be measured reliably.
Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.
(i) Advertising costs
The Group expenses all advertising costs as incurred and no amounts are capitalised for direct response advertising.
(j) Share-based payments
The Group has previously disclosed fair values for share-based payments under US GAAP. Consequently, as permitted by the transitional provisions of IFRS 2 “Share-based Payment” the Group opted for full retrospective adoption upon transition to IFRS.
The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used include Binomial models, Black-Scholes calculations and Monte Carlo simulations. The valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations.
An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately.
(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore such restructuring costs are shown as a separate line item within profit from operations on the face of the income statement. Restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled restructuring costs.
(l) Non-trading items
Cadbury Schweppes’ trade is the marketing, production and distribution of branded confectionery and beverage products. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s profit from operations: however, management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore any gains and losses on these non-trading items are shown as a separate line item within profit from operations on the face of the income statement.
(m) Earnings per ordinary share
Basic earnings per ordinary share (EPS) is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share awards).
Underlying EPS represents basic EPS, adjusted in order to exclude amortisation and impairment of intangibles, restructuring costs, non-trading items, UK product recall, Nigeria adjustment, the release of disposal tax provisions, the IAS 39 adjustment and associated tax effect as described in Note 1(y).
(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and retranslated at

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 117

Financial statements continued
1. Nature of operations and accounting policies continued
each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the income statement.
Upon a step acquisition from associate to subsidiary, the acquiree’s assets and liabilities are recognised at their fair value in the Group’s balance sheet. Goodwill is calculated separately at each stage of the acquisition using the share of the fair value of net assets acquired. This gives rise to the creation of an IFRS 3 revaluation reserve as a separate component within equity which represents the fair value uplift attributable to the previously held share of assets and liabilities. A reserves transfer will be made to offset any incremental depreciation on the revalued assets.
Upon disposal of a subsidiary, associate or joint venture the attributable goodwill is included in the calculation of the profit or loss on disposal. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.
(o) Acquisition intangibles
Brands
The main economic and competitive assets of the Group are its brands, including the “Cadbury” and “Schweppes” brands, which are not on the balance sheet as these are internally generated. The Group carries assets in the balance sheet only for major brands that have been acquired since 1986. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Other intangible assets are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year. Where the Group licenses the use of a brand then there is no value recognised in the Group’s accounts.
No amortisation is charged on over 99% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
>	The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.
>	The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.
>	The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.
Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis.
Other
The Group also recognises certain other separately identifiable intangible assets at fair value on acquisition. These include customer relationships, customer contracts and the exclusive rights to distribute branded products in certain geographical areas (franchise rights), including where such rights were granted to the acquired entity by the Group prior to its acquisition. No amortisation is charged on franchise rights acquired through acquisition where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely.
Impairment review
The Group carries out an impairment review of its tangible and intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of an asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.
(p) Software intangibles
Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are amortised over their expected useful life on a straight-line basis, with the lives reviewed annually.
(q) Property, plant and equipment and leases
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses. Under UK GAAP, certain assets were revalued in 1995 and the depreciated revalued amount has been treated as deemed cost on transition to IFRS.
118 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%-10%
Vehicles	12.5%-20%
Office equipment	10%-20%
Computer hardware	12.5%-33%
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.
In specific cases different depreciation rates are used, e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. For property leases, the land and buildings elements are treated separately to determine the appropriate lease classification. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as a financing charge. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the income statement.
(r) Inventories
Inventories are recorded at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels. Amounts are removed from inventory based on the average value of the items of inventory removed.
(s) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
(t) Assets held for sale and discontinued operations
When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the income statement, separate from the other results of the Group.
Assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale in its present condition.
Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative periods has been represented to show the discontinued operations separate from the continuing operations.
(u) Taxation
The tax charge for the year includes the charge for tax currently payable and deferred taxation. The current tax charge represents the estimated amount due that arises from the operations of the Group in the financial year and after making adjustments to estimates in respect of prior years.
Deferred tax is recognised in respect of all differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except where the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised where the carrying value of an asset is greater than its associated tax basis or where the carrying value of a liability is less than its associated tax basis. Deferred tax is provided for any differences that exist between the tax base and accounting base of brand intangibles arising from a business combination.
A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the deductible temporary difference can be utilised.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 119

Financial statements continued
1. Nature of operations and accounting policies continued
The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. Deferred tax is recognised for unremitted overseas earnings on its associates and interests in joint ventures.
Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(v) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.
For defined benefit retirement schemes, the cost of providing the benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised straight line over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Profit from Operations. The expected return on plan assets less the interest arising on the pension liabilities is presented within Financing. Actuarial gains and losses are recognised in full in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense. The expected return on plan assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension plan.
The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists, the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of available refunds and reductions in future contributions to the plan.
(w) Financial instruments
Following the adoption of IAS 39 from 3 January 2005, the following are the Group’s accounting policies for financial instruments. The 2004 comparatives have not been restated for the adoption of the above standards as permitted by IFRS 1 but are presented in accordance with the accounting policies detailed in Note 1(x).
Recognition
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument on a trade date basis.
Derivative financial instruments
The Group manages exposures using hedging instruments that provide the appropriate economic outcome. Where it is permissible under IAS 39, the Group’s policy will be to apply hedge accounting to hedging relationships where it is both practical to do so and its application reduces volatility.
Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Due to the nature of many of the Group’s hedging and derivative instruments it is unlikely that hedge accounting will be adopted for these hedging relationships. Consequently, movements in the fair value of derivative instruments will be immediately recognised in the income statement and may lead to increased volatility. The Group will separately disclose the impact of such volatility.
The Group is exposed to a number of different market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These exposures fall into two main categories:
Transactional exposures
The Group is exposed to changes in prices of its raw materials, certain of which are subject to potential short and long-term fluctuations. In respect of such commodities the Group enters into derivative contracts in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the Underlying transactions are incurred.
120 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an “embedded derivative”. The Group’s policy is to take forward cover for all forecasted receipts and payments (including inter-company transactions) for as far in advance as the pricing structures are committed, subject to a minimum of three months cover. The Group makes use of the forward foreign exchange markets to hedge its exposures. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the Underlying transactions are incurred.
Treasury hedging
Interest rate swaps, cross currency interest rate swaps and forward rate agreements are used to convert fixed rate borrowings to floating rate borrowings. In principle, these derivatives would qualify as “fair value hedges” of the Underlying borrowings. To the extent that the hedge is deemed effective, the carrying value of the borrowings would be adjusted for changes in their fair value attributable to changes in interest rates through the income statement. There would also be an adjustment to the income statement for the movement in fair value of the hedging instrument that would offset, to the extent that the hedge is effective, the movement in the carrying value of the Underlying borrowings.
Interest rate swaps and forward rate agreements are used to convert a proportion of floating rate borrowings to fixed rate. In principle, these transactions would qualify as “cash flow hedges” of floating rate borrowings. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the Underlying borrowing are incurred. However, where these transactions hedge another derivative (e.g. fixed to floating rate interest rate swap), they would not qualify for hedge accounting under IAS 39 because the risk being hedged is a risk created by the use of derivatives.
Forward currency contracts and currency swaps are used to convert the currency of floating rate borrowings. In principle, the majority of these derivatives would qualify as “net investment hedges” of the exchange exposure on our net investment in foreign operations. To the extent that the hedge is deemed effective, the gains or losses on fair valuation of the hedging instruments would be deferred in equity, where they would at least partially offset the gain or loss on retranslation of the net investment in the foreign operations, and be recycled to the Income Statement only on disposal of the foreign operation to which it relates.
Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments are immediately recognised in the income statement within financing.
Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated, irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.
Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.
Borrowings
Borrowings are initially recognised at fair value plus any transaction costs associated with the issue of the relevant financial liability. Subsequent to initial measurement, borrowings are measured at amortised cost with the borrowing costs being accounted for on an accrual basis in the income statement using the effective interest method. At the balance sheet date accrued interest is recorded separately from the associated borrowings within current liabilities.
(x) Group’s accounting policies for financial instruments prior to adoption of IAS 39
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk, interest rate movements and movement in raw material costs.
To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognised in the profit and loss as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.
Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the Underlying hedged position is eliminated, the instrument is marked to market and any gains or losses recognised as other income or expense.
Debt instruments
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 121

Financial statements continued
1. Nature of operations and accounting policies continued
(y) Management performance measures
Cadbury Schweppes believes that Underlying profit from operations, Underlying profit before tax, Underlying earnings and Underlying earnings per share provide additional useful information on Underlying trends to shareowners. These measures are used by Cadbury Schweppes management for internal performance analysis and incentive compensation arrangements for employees. The term Underlying is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative earnings per share measure a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
To meet the needs of shareowners and other external users of the financial statements, the presentation of the income statement has been reformatted to show more clearly, through the use of columns, our Underlying business performance which provides more useful information on Underlying trends.
The principal adjustments made to reported profit and classified as non-Underlying in the income statement are summarised below:
>	Restructuring costs – the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving significant one-off incremental costs. The Group views restructuring as costs associated with investment in the future performance of the business and not part of the Underlying performance trends of the business;
>	Amortisation and impairment of intangibles – the Group amortises certain short-life acquisition intangibles. In addition, the impairment of the goodwill initially recognised in respect of Cadbury Nigeria has been recorded outside the Underlying results. This amortisation and impairment charge is not considered to be reflective of the Underlying trading of the Group;
>	Non-trading items – whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group profit from operations and operating margins. Any gains and losses on these on-trading items are therefore excluded on any such gains or losses in arriving at its Underlying profit from operations; and
>	IAS 39 adjustments – under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges. The effect of not applying hedge accounting under IAS 39 means that the reported profit from operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded from our Underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
>	Exceptional items – certain other items which do not reflect the Group’s Underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside Underlying and comprise:
–	UK product recall – in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the Underlying results of the Group. Any impact on trading following the recall is included in Underlying results.
–	Nigeria – in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the Underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the Underlying trading performance of the business.
–	Release of disposal tax provisions – in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This had resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the Underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the Underlying result.
–	Recognition of UK deferred tax asset – in 2005, the Group recognised a net deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 current tax charge.
>	Taxation – the tax impact of the above items are also excluded in arriving at Underlying earnings. In addition, from time to time the Group may make intra-Group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the Underlying performance.
122 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

2. Revenue
An analysis of the Group’s revenue is as follows:

	2006	2005	2004
	£m	£m	£m

Continuing operations

Sale of goods – confectionery	4,459	4,261	3,968

– beverages	2,960	2,162	2,034

Rendering of services[1]	8	9	10

	7,427	6,432	6,012

Investment revenue (Note 9)	48	42	48

Discontinued operations (Note 32)	70	725	726

	7 ,545	7,199	6,786

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Group’s Science and Technology facilities.

3. Trading costs
(a) Trading costs analysis:

	2006	2005	2004
	£m	£m	£m

Cost of sales	3,666	3,046	2,534

Distribution costs	594	426	362

Marketing and selling costs	693	680	663

Administrative expenses	1,404	1,233	1,506

Amortisation of definite life intangibles	23	6	7

Impairment of goodwill	15	–	–

UK product recall	30	–	–

	6,425	5,391	5,072

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting them to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses includes the cost of information technology, research and development and other back office functions.
UK product recall represents the costs arising from the recall of seven of our Cadbury branded product lines in the UK and two in Ireland. These costs consist of customer returns, destroyed stock, remediation costs and increased media spend, offset by a £7 million insurance recovery.
We view restructuring costs as costs associated with investment in the future performance of our business and not part of the Underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations. We consider restructuring costs, amortisation and impairment of intangibles to be administrative in nature.
(b) Gross profit analysis:

	2006	2005	2004
	£m	£m	£m

Revenue	7,427	6,432	6,012

Cost of sales	(3,666)	(3,046)	(2,534)

Gross profit	3,761	3,386	3,478

4. Restructuring costs
During 2006, the continuing Group incurred £133 million (2005: £71 million; 2004: £139 million) of restructuring costs. £123 million of these costs was incurred as part of the four year Fuel for Growth programme.

	2006	2005	2004
	£m	£m	£m

Integrating the Adams acquisition	–	16	55

Other Fuel for Growth projects in the base business	123	55	53

Total for Fuel for Growth	123	71	108

Integrating the CSBG acquisition	10	–	–

Write-down of IT asset	–	–	31

	133	71	139

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 123

Financial statements continued

4. Restructuring costs continued
Of this total charge of £133 million (2005: £71 million; 2004: £139 million), £70 million (2005: £37 million; 2004: £41 million) was redundancy related and £21 million (2005: £18 million; 2004: £36 million) related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and distribution termination payments. The analysis of these costs by region is shown below:

	2006	2005	2004
	£m	£m	£m

Americas Beverages	21	6	23

Americas Confectionery	11	21	41

EMEA	65	21	21

Asia Pacific	15	15	18

Central	21	8	36

	133	71	139

5. Non-trading items

	2006	2005	2004
	£m	£m	£m

(Loss)/profit on disposal of subsidiaries and brands	(4)	19	20

(Loss)/profit on disposal of investments	(3)	4	–

Profit/(loss) on disposal of land and buildings	22	(1)	(2)

Net gain on rebuild of buildings	25	3	–

	40	25	18

The loss on disposal of subsidiaries and brands in the year consists primarily of the profit of £17 million from the disposal of Grandma’s Molasses and Slush Puppie, non-core brands in Americas Beverages, offset by a write-down to recoverable amount of £19 million relating to other non-core confectionery businesses which are held for sale at 31 December 2006. Cash consideration in respect of these disposals amounted to £29 million. The profit on disposal of land and buildings principally relates to the £17 million profit arising from the sale of a UK distribution centre. The net gain on rebuild of building relates to the £25 million insurance proceeds received to rebuild the Pontefract (UK) factory.
The profit on disposal of subsidiaries and brands in 2005 primarily related to £20 million profit on disposal of the Holland House brand in Americas Beverages offset by a loss of £1 million on the completion of the disposal of the Group’s German confectionery business. Cash consideration in respect of these disposals amounted to £41 million.
The disposal in 2004 relates to the sale of the South African food division and the release of provisions related to disposals in earlier years for which the obligation period has lapsed. Cash consideration in respect of this disposal amounted to £11 million.

6. Profit from operations
Profit from operations for continuing operations is after charging:

	2006	2005	2004
	£m	£m	£m

Research and product development	77	67	58

Depreciation of property, plant and equipment – owned assets	193	158	159

– under finance leases	12	12	9

Amortisation of definite life intangibles	23	6	7

Impairment of goodwill	15	–	–

Amortisation of software intangibles	33	19	21

Maintenance and repairs	105	82	77

Advertising and promotional marketing	693	680	663

Impairment of trade receivables	5	5	11

There were net foreign exchange gains of £3 million recognised in the income statement in 2006.
Analysis of profit from operations for discontinued operations is given in Note 32(c).
124 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Auditors’ remuneration

	2006	2005	2004
	£m	£m	£m

Audit services
– for the audit of the Company’s annual accounts	0.7	0.7	0.6

– for the audit of the Company’s subsidiaries	4.3	4.1	3.4

Total audit fees	5.0	4.8	4.0

Other services pursuant to legislation	2.6	1.3	0.7

Tax services	0.7	1.1	1.1

Corporate finance services	0.6	0.2	–

Other services	0.1	0.1	–

Total non-audit fees	4.0	2.7	1.8

Auditors’ remuneration – continuing and discontinued operations	9.0	7.5	5.8

Less: auditors’ remuneration for discontinued operations (Note 32(c))	–	(0.5)	(0.5)

	9.0	7.0	5.3

Other services pursuant to legislation primarily relates to assurance regarding controls as required by the Sarbanes-Oxley Act in the US, the half year review and shareowner/debt circular work.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Corporate finance services relates to work in connection with the disposal of the Europe Beverages business.
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £3.2 million (2005: £2.1 million; 2004: £1.3 million).
The policy for approval of non-audit fees is set out on page 49. In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2006 were £9.0 million (2005: £7.6 million; 2004: £2.6 million) principally in relation to tax compliance and advisory services.

7. Employees and emoluments

	2006	2005	2004
	£m	£m	£m

Emoluments of employees, including Directors, comprised:

Wages and salaries	1,211	999	977

Social security costs	129	116	114

Post-retirement benefit costs (see Note 25)	90	79	84

Share-based payments (see Note 26)	41	37	38

Continuing operations	1,471	1,231	1,213

	2006	2005	2004

Average employee headcount:

Americas Beverages	14,562	6,605	6,774

Americas Confectionery	14,568	14,175	14,002

EMEA	23,457	20,705	20,450

Asia Pacific	13,354	12,624	12,436

Central	761	769	662

Continuing operations	66,702	54,878	54,324

Emoluments of employees of discontinued operations totalled £14 million (2005: £106 million; 2004: £112 million), giving a total for the Group of £1,485 million (2005: £1,337 million; 2004: £1,325 million). The average employee headcount of discontinued operations totalled 309 (2005: 3,703; 2004: 4,118), giving a total for the Group of 67,011 (2005: 58,581; 2004: 58,442). Further details of discontinued operations are included in Note 32(b).
The average employee headcount disclosed above reflects the incremental heads for CSBG only for the period since acquisition. On a pro forma basis, assuming that CSBG had been acquired at the start of the year, the average headcount for Americas Beverages and continuing operations would have been 18,372 and 70,512 respectively.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 125

Financial statements continued

8. Directors’ remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 63 to 67 in the Directors’ remuneration report.

9. Investment revenue

	2006	2005	2004
	£m	£m	£m

Interest income	23	31	39

Post retirement employee benefits	25	11	9

Investment revenue	48	42	48

10. Finance costs

	2006	2005	2004
	£m	£m	£m

Bank and other loans not wholly repayable within five years	28	27	42

Bank and other loans wholly repayable within five years	102	139	185

Commercial paper	27	18	21

Finance leases	5	5	4

Bank overdrafts and other short-term borrowings	22	31	1

Finance costs on derivatives not in a designated hedge accounting relationship[1]	19	10	n/a

Finance costs	203	230	253

[1]	Includes £6 million losses (2005: £nil; 2004: n/a) representing the difference in finance costs arising on derivatives between former UK GAAP hedge accounting and IAS 39 fair value accounting.

11. Taxation

	2006	2005	2004
Analysis of change in period	£m	£m	£m

Current tax – continuing operations:

– UK	(1)	(6)	3

– Overseas	(205)	(214)	(146)

– Adjustment in respect of prior year	(4)	38	60

	(210)	(182)	(83)

Deferred tax – continuing operations:

– UK	(49)	(13)	(21)

– Overseas	(2)	(36)	(32)

– Adjustment in respect of prior year	46	(8)	(8)

– Recognition of UK deferred tax asset	–	104	–

	(5)	47	(61)

Taxation – continuing operation	(215)	(135)	(144)

UK tax is calculated at 30% (2005 and 2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. In 2005, the initial recognition of a net deferred tax asset in the UK was appropriate. This gave rise to a £104 million credit to the tax charge, as an adjustment in respect of prior years.
In addition to the amounts recorded in the income statement, a deferred tax charge relating to post-retirement benefits and share awards totalling £18 million (2005: £17 million) was recognised directly in equity.
126 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

11. Taxation continued
The charge for the year can be reconciled to the profit per the income statement as follows:

	2006	2005	2004
	%	%	%

Tax at the UK corporation rate	30.0	30.0	30.0

Tax effect of share of results of associates	–	(1.1)	(1.1)

Tax effect of expenses that are not deductible in determining taxable profit	3.5	2.3	1.9

Tax effect of income not taxable	(3.1)	(2.9)	–

Tax effect of prior period adjustments	(5.7)	(3.6)	(8.1)

Tax effect of initial recognition of UK deferred tax asset	–	(12.3)	–

Effect of different tax rates of subsidiaries operating in other jurisdictions	2.6	2.2	0.7

Other tax effects	1.8	1.6	(0.8)

Effective tax rate for the year for continuing operations	29.1	16.2	22.6

For details of taxation and the effective tax rate for discontinued operations see Note 32(d).

12. Dividends

	2006	2005	2004
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:

Final dividend for the prior year of 9.00p (2005: 8.70p; 2004: 8.35p) per share	187	178	169

Interim dividend for the year of 4.10p (2005: 4.00p; 2004: 3.80p) per share	85	82	78

	272	260	247

At the year end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 31 December 2006 of 9.90 pence per share has been proposed, equivalent to a cash payment of approximately £206 million. The Company will not incur any tax charge upon payment of the proposed dividend.

13. Earnings per share
(i) Basic EPS
An explanation of the use of an alternative EPS measure is given in Note 1 (y). The reconciliation between reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2006	2006	2005	2005	2004	2004
	£m	pence	£m	pence	£m	pence

Reported – continuing and discontinued	1,169	56.4	765	37.3	525	25.9

Restructuring costs	133	6.4	86	4.2	166	8.2

Amortisation and impairment of intangibles	38	1.8	6	0.3	7	0.3

Non-trading items	(671)	(32.3)	(16)	(0.8)	(19)	(0.9)

UK product recall	30	1.4	–	–	–	–

Nigeria adjustments	23	1.1	–	–	–	–

IAS 39 adjustment	9	0.5	(23)	(1.1)	–	–

Effect of tax on above items	(26)[1]	(1.2)	(18)[1]	(0.9)	(57)	(2.8)

Release of disposal tax provisions	(51)	(2.5)	–	–	–	–

Recognition of UK deferred tax asset	–	–	(104)	(5.1)	–	–

Underlying – continuing and discontinued	654	31.6	696	33.9	622	30.7

[1]	Includes £17 million (2005: £11 million) deferred tax credit arising on the intra-group transfer of retained brands.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 127

Financial statements continued

13. Earnings per share continued
(ii) Diluted EPS
Diluted EPS has been calculated based on the reported and Underlying earnings amounts above. The diluted reported and Underlying EPS are set out below:

	2006	2005	2004
	pence	pence	pence

Diluted Reported – continuing and discontinued	55.9	36.9	25.7

Diluted Underlying – continuing and discontinued	31.3	33.5	30.5

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2006	2005	2004
	million	million	million

Average shares used in Basic EPS calculation	2,072	2,051	2,027

Dilutive share options outstanding	19	23	14

Shares used in diluted EPS calculation	2,091	2,074	2,041

Share options not included in the Diluted EPS calculation because they were non-dilutive in the period totalled 1 million in 2006 (2005: 1 million; 2004: 35 million), as the exercise price of these share options was above the average share price for the relevant year.

(iii) Continuing EPS
The reconciliation between reported continuing and Underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2006	2006	2005	2005	2004	2004
	£m	pence	£m	pence	£m	pence

Reported – continuing operations	527	25.4	689	33.6	470	23.2

Restructuring costs	133	6.4	71	3.5	139	6.8

Amortisation and impairment of intangibles	38	1.8	6	0.3	7	0.3

Non-trading items	(40)	(1.9)	(25)	(1.2)	(18)	(0.8)

UK product recall	30	1.4	–	–	–	–

Nigeria adjustments	23	1.1	–	–	–	–

IAS 39 adjustment	9	0.5	(22)	(1.1)	n/a	n/a

Effect of tax on above items	(68)[1]	(3.2)	(4)	(0.2)	(48)	(2.4)

Recognition of UK deferred tax asset	–	–	(104)	(5.1)	–	–

Underlying – continuing operations	652	31.5	611	29.8	550	27.1

[1]	Includes £17 million (2005: £nil) deferred tax credit arising on intra-group transfer of brands.
Diluted continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and Underlying earnings per share from continuing operations are set out below:

	2006	2005	2004
	pence	pence	pence

Diluted Reported – continuing operations	25.2	33.2	23.0

Diluted Underlying – continuing operations	31.2	29.5	26.9

EPS information for discontinued operations is presented in Note 32(g).
128 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

14. Goodwill

£m

Cost

At 29 December 2003	2,384

Exchange differences	(89)

Recognised on acquisition of a subsidiary	51

Transfers arising on finalisation of purchase accounting	6

At 2 January 2005	2,352

Exchange differences	191

Recognised on acquisition of a subsidiary	6

Transferred to discontinued operation	(230)

Derecognised on disposal	(20)

At 1 January 2006	2,299

Exchange differences	(270)

Recognised on acquisition of a subsidiary	492

Transferred to asset held for sale	(9)

Derecognised on disposal	(10)

At 31 December 2006	2,502

Impairment

At 1 January 2006 and at 2 January 2005	--

Impairment charge in the year	(15)

At 31 December 2006	(15)

Net book value at 31 December 2006	2,487

In 2006, goodwill recognised on acquisition of subsidiaries includes £386 million arising from the acquisition of the remaining 55% of the Group’s former associate CSBG, £37 million relating to the acquisition of a further 30% share in the Group’s Turkish subsidiary Kent Gida, £23 million relating to other smaller bottling group acquisitions in the US and £15 million relating to the goodwill arising on the further acquisition of shares in the Group’s former associate Cadbury Nigeria (as well as the existing associate goodwill).
The impairment charge recognised in 2006 relates to Cadbury Nigeria. Cadbury Nigeria has been identified as a separate cash generating unit and is part of the EMEA reporting segment. Following acquisition it was discovered that the financial results and position of Cadbury Nigeria had been significantly overstated. A valuation of the business was undertaken by the Group once the full extent of the financial position was established. This indicated a value for Cadbury Nigeria as at 31 December 2006 which required the impairment of the entire goodwill balance of £15 million.
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units (CGUs) are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets.
The carrying amounts of significant goodwill by cash generating unit are as follows:

	2006	2005	2004
	£m	£m	£m

North America Beverages	849	525	470

US and Canadian Confectionery	756	878	784

MECCA Confectionery	258	287	244

Western Europe Confectionery	187	227	255

The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple, Motts and CSBG. The US and Canadian Confectionery and MECCA Confectionery arose principally from the Adams acquisition in 2003. The Western Europe confectionery goodwill arose from a combination of the acquisition of Dandy, Adams and other smaller transactions.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 129

Financial statements continued

15. Other intangible assets

		Customer
		relationships	Total
	Brand	and franchise	acquisition
	intangibles	intangibles	intangibles	Software
	£m	£m	£m	£m

Cost

At 29 December 2003	3,446	–	3,446	185

Exchange differences	(175)	–	(175)	(3)

Additions	–	–	–	22

Write-off	–	–	–	(31)

At 2 January 2005	3,271	–	3,271	173

Exchange differences	290	–	290	7

Recognised on acquisition of a subsidiary	25	–	25	–

Additions	–	–	–	19

Transfers to discontinued operations	(370)	–	(370)	(5)

At 1 January 2006	3,216	–	3,216	194

Exchange differences	(345)	(24)	(369)	(3)

Recognised on acquisition of a subsidiary	20	424	444	–

Additions	9	–	9	12

Transfers from assets in course of construction	–	–	–	27

Transfers to discontinued operations	–	–	–	–

At 31 December 2006	2,900	400	3,300	230

Amortisation

At 29 December 2003	(3)	–	(3)	(8)

Charge for the year	(7)	–	(7)	(21)

At 2 January 2005	(10)	–	(10)	(29)

Charge for the year	(6)	–	(6)	(19)

Transfers to discontinued operations	–	–	–	3

At 1 January 2006	(16)	–	(16)	(45)

Exchange differences	–	–	–	3

Charge for the year	(6)	(17)	(23)	(33)

Transfers to discontinued operations	–	–	–	–

At 31 December 2006	(22)	(17)	(39)	(75)

Carrying amount

At 2 January 2005	3,261	–	3,261	144

At 1 January 2006	3,200	–	3,200	149

At 31 December 2006	2,878	383	3,261	155

The Group does not amortise over 99% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue.
The franchise intangible and customer relationships additions in the year arose on the acquisition of CSBG. See Note 31 for further information about the acquisition. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Franchise rights to brands not owned by the Group are amortised consistent with the life of the contract. Customer relations are amortised over their expected useful life which is between 5 to 10 years. The amortisation period for software intangibles is no greater than 8 years.
The Group tests indefinite life brand intangibles annually for impairment, or more frequently if there are indications that they might be impaired. The recoverable amounts of the brand intangibles are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the brand intangibles. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.
130 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

While revenue growth of the Snapple brand since its acquisition in 2000 has been below the acquisition case, significant cost synergies have been generated through the integration with our other US beverage businesses. Management have stated their commitment to further invest behind the Snapple brand, principally through the launch of new products in the super-premium and mainstream segments of the US ready-to-drink tea market. Management expect these product launches to drive revenue growth of these brands in 2007. Management have concluded that no impairment of the brand has been required to date.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market (between 2% and 6%). This rate does not exceed the average long-term growth rate for the relevant markets.
Significant intangible assets details

		Carrying	Remaining
		amount	amortisation
	Description	£m	period

Acquisition intangibles

Dr Pepper/7 UP	Carbonated soft drink	919	Indefinite life

Snapple	Non-carbonated soft drink	379	Indefinite life

Hawaiian Punch	Non-carbonated soft drink	105	Indefinite life

Halls	Candy	315	Indefinite life

Trident	Gum	226	Indefinite life

Dentyne	Gum	127	Indefinite life

Dr Pepper/7 UP franchise agreements	Carbonated soft drink distribution rights	286	Indefinite life

16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost

At 29 December 2003	558	2,253	43	2,854

Exchange rate adjustments	(1)	(37)	(3)	(41)

Additions	9	120	141	270

Additions on acquisition of a subsidiary	2	–	–	2

Transfers on completion	6	87	(93)	–

Disposals	(12)	(198)	(1)	(211)

At 2 January 2005	562	2,225	87	2,874

Exchange rate adjustments	43	88	12	143

Additions	14	95	181	290

Transfers on completion	31	67	(98)	–

Transfers to assets held for sale	(7)	–	(3)	(10)

Transfers to discontinued operations	(63)	(113)	(4)	(180)

Disposals	(14)	(119)	(2)	(135)

At 1 January 2006	566	2,243	173	2,982

Exchange rate adjustments	(45)	(143)	(17)	(205)

Additions	21	131	220	372

Additions on acquisition of a subsidiary	114	142	20	276

Transfers on completion	25	127	(152)	–

Transfer on completion to software intangible assets	–	(27)	–	(27)

Transfers to assets held for sale	(1)	(38)	–	(39)

Disposals	(32)	(184)	(9)	(225)

At 31 December 2006	648	2,251	235	3,134

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 131

Financial statements continued
16. Property, plant and equipment continued

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Accumulated depreciation

At 29 December 2003	(83)	(1,324)	–	(1,407)

Exchange rate adjustments	1	23	–	24

Depreciation for the year	(17)	(178)	–	(195)

Disposals	1	167	–	168

At 2 January 2005	(98)	(1,312)	–	(1,410)

Exchange rate adjustments	(15)	(52)	–	(67)

Depreciation for the year	(18)	(170)	–	(188)

Transfers to assets held for sale	4	–	–	4

Transfers to discontinued operations	5	22	–	27

Disposals	1	97	–	98

At 1 January 2006	(121)	(1,415)	–	(1,536)

Exchange rate adjustments	9	76	–	85

Depreciation for the year	(20)	(186)	–	(206)

Transfers to assets held for sale	–	25	–	25

Disposals	2	160	–	162

At 31 December 2006	(130)	(1,340)	–	(1,470)

Carrying amount

At 2 January 2005	464	913	87	1,464

At 1 January 2006	445	828	173	1,446

At 31 December 2006	518	911	235	1,664

The value of land not depreciated is £134 million (2005: £112 million; 2004: £112 million).

(b) Finance leases
 The net book value of plant and equipment held under finance leases is made up as follows:

	2006	2005	2004
	£m	£m	£m

Cost	223	228	227

Less: accumulated depreciation	(179)	(172)	(155)

	44	56	72

(c) Analysis of land and buildings

	2006	2005	2004
	£m	£m	£m

Analysis of net book value

Freehold	470	394	431

Long leasehold	21	33	19

Short leasehold	27	18	14

	518	445	464

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year for the continuing group were £11 million (2005: £14 million; 2004: £15 million).
132 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

17. Investment in associates
(a) Analysis of components

	2006	2005	2004
	£m	£m	£m

Shares in associated undertakings

– Listed	–	50	27

– Unlisted	22	185	164

Total net book value of associates	22	235	191

Loans to associated undertakings	–	137	133

	22	372	324

Following the acquisition of further shares in Cadbury Nigeria and its transfer to a subsidiary, the fair value of shares in listed associated undertakings is £nil (2005: £136 million; 2004: £107 million). Details of the principal associated undertakings are set out in Note 36.
(b) Analysis of movements in associated undertakings

			Loans to
	Listed	Unlisted	associates	Total
	£m	£m	£m	£m

Cost/carrying value at 2 January 2005	16	96	133	245

Exchange rate adjustments	1	6	14	21

Transfer to discontinued operations	–	(11)	(10)	(21)

Additions	17	16	–	33

Cost/carrying value at 1 January 2006	34	107	137	278

Exchange rate adjustments	(1)	(6)	(9)	(16)

Additions	–	–	–	–

Transfer to investment in subsidiary	(33)	(82)	(128)	(243)

Cost/carrying value at 31 December 2006	–	19	–	19

Share of reserves at 2 January 2005	11	68	–	79

Exchange rate adjustments	2	15	–	17

Share of profit from operations	10	47	–	57

Share of interest	(2)	(14)	–	(16)

Share of taxation	(2)	(11)	–	(13)

Dividends received	(3)	(8)	–	(11)

Transfer to discontinued operations	–	(19)	–	(19)

Share of reserves at 1 January 2006	16	78	–	94

Exchange rate adjustments	(1)	(7)	–	(8)

Share of profit from operations	–	12	–	12

Share of interest	–	(5)	–	(5)

Share of taxation	–	–	–	–

Dividends received	–	(6)	–	(6)

Recognition of historical balance sheet overstatement[1]	(23)	–	–	(23)

Other recognised income and expense items	(2)	–	–	(2)

Transfer to investment in subsidiary	10	(69)	–	(59)

Share of reserves at 31 December 2006	–	3	--	3

Net book value at 2 January 2005	27	164	133	324

Net book value at 1 January 2006	50	185	137	372

Net book value at 31 December 2006	–	22	–	22

[1]	Recognition of historical balance sheet overstatement relates to Cadbury Nigeria.
The Group’s investment in Camelot Group plc, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 133

Financial statements continued

17. Investment in associates continued
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2006	2005	2004
	£m	£m	£m

Revenue[1]	5,449	6,184	5,949

(Loss)/profit for the period[1]	(5)	73	71

Non-current assets	100	348	322

Current assets	307	594	494

Current liabilities	(319)	(686)	(620)

Non-current liabilities	(6)	(531)	(484)

[1]	Includes CSBG until 2 May 2006 and Cadbury Nigeria until 20 February 2006 from which point the entities ceased to be associates and were accounted for as subsidiaries.

18. Investments

	2006	2005	2004
	£m	£m	£m

Available for sale investments	2	2	11

The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.

19. Inventories

	2006	2005	2004
	£m	£m	£m

Raw materials and consumables	230	210	228

Work in progress	67	66	60

Finished goods and goods for resale	431	437	421

	728	713	709

The cost of inventories recognised as an expense for the period ended 31 December 2006 total £3,666 million
(2005: £3,046 million; 2004: £2,534 million).

20. Trade and other receivables

	2006		2005		2004
	Current	Non-current	Current	Non-current	Current	Non-current
	£m	£m	£m	£m	£m	£m

Trade receivables	955	–	884	–	915	–

Less: provision for impairment of trade receivables	(32)	–	(22)	–	(30)	–

	923	–	862	–	885	–

Amounts owed by associated undertakings	3	–	39	–	34	–

Interest receivable	–	–	5	–	–	–

Other taxes recoverable	43	–	33	–	48	–

Other debtors	114	54	95	70	83	67

Prepayments and accrued income	103	–	146	–	100	–

	1,186	54	1,180	70	1,150	67

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are denominated in the functional currency of the relevant Group reporting company.
134 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

21. Assets held for sale

	2006	2005	2004
	£m	£m	£m

At the beginning of the year	945	5	9

Additions	20	3	–

Transfer of discontinued operations	–	941	–

Disposals	(943)	(4)	(4)

At the end of the year	22	945	5

The additions to assets held for sale in the year relate primarily to Cadbury Italia, whose assets include £4 million non-current assets and £14 million current assets. Liabilities directly associated with Cadbury Italia are £9 million. The disposals in the year relate to the assets of Europe Beverages which were held for sale at 1 January 2006.

22. Trade and other payables

	2006		2005		2004
	Current	Non-current	Current	Non-current	Current	Non-current
	£m	£m	£m	£m	£m	£m

Trade payables	572	–	576	–	583	–

Amounts owed to associated undertakings	3	–	14	–	21	–

Payments on account	1	–	1	–	14	–

Interest accruals	30	–	48	–	53	–

Other taxes and social security costs	123	–	103	–	110	–

Accruals and deferred income	574	–	506	–	485	–

Government grants	–	–	–	–	–	1

Other payables	285	30	295	32	280	26

	1,588	30	1,543	32	1,546	27

The Directors consider that the carrying amount of trade payables approximates to their fair value. Trade payables are denominated in the functional currency of the relevant Group reporting company.

23. Provisions

			Contractual,
	Restructuring	Acquisition	legal and
	provisions	provisions	other	Total
	£m	£m	£m	£m

At 29 December 2003	93	21	17	131

Exchange rate adjustments	(2)	–	–	(2)

Recognised in the income statement	166	–	(10)	156

Reserves movement	–	–	(3)	(3)

Utilised in the year – cash	(162)	(3)	–	(165)

Utilised in the year – non-cash	(37)	–	–	(37)

Disposals	–	(3)	–	(3)

At 2 January 2005	58	15	4	77

Exchange rate adjustments	–	1	–	1

Recognised in the income statement	86	(4)	5	87

Utilised in the year – cash	(103)	(3)	1	(105)

Transfer to discontinued operations	(7)	–	–	(7)

At 1 January 2006	34	9	10	53

Exchange rate adjustments	(2)	(1)	–	(3)

Recognised in the income statement	133	–	(2)	131

Utilised in the year – cash	(83)	(3)	(6)	(92)

Utilised in the year – non-cash	(16)	–	–	(16)

At 31 December 2006	66	5	2	73

	2006	2005	2004
	£m	£m	£m

Amount due for settlement within 12 months	55	42	67

Amount due for settlement after 12 months	18	11	10

	73	53	77

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 135

Financial statements continued
23. Provisions continued
The charge to the income statement for restructuring is explained in Note 4. The majority of the restructuring provision relates to redundancy costs expected to be incurred in the following year. Acquisition provisions relate to provisions set up at the time of prior year acquisitions.
Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2007 are not expected to be significant.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

		Accelerated		Retirement
		tax	Acquisition	benefit
		depreciation	intangibles	obligations	Losses	Other	Total
		£m	£m	£m	£m	£m	£m

	At 29 December 2003	60	857	(40)	(8)	64	933

	Charge to equity for the year	–	–	(1)	–	–	(1)

Charge to income statement	– continuing operations	1	60	5	1	(6)	61

	– discontinued operations	–	(14)	–	–	43	29

	Acquisition of subsidiary	(2)	2	–	–	(4)	(4)

	Transfer to current tax	–	–	–	2	(102)	(100)

	Exchange differences	3	(42)	2	–	(3)	(40)

	At 2 January 2005	62	863	(34)	(5)	(8)	878

	Charge to equity for the year	–	–	20	–	(3)	17

Charge/(credit) to income statement	– continuing operations	15	42	(50)	(4)	(50)	(47)

	– discontinued operations	–	(11)	–	–	–	(11)

	Acquisition of subsidiary	–	7	–	–	–	7

	Transfer to discontinued operations	(2)	(67)	–	–	(24)	(93)

	Exchange differences	7	79	(1)	(3)	(2)	80

	At 1 January 2006	82	913	(65)	(12)	(87)	831

	Charge to equity for the year	–	–	24	–	(6)	18

Charge/(credit) to income statement	– continuing operations	(15)	69	15	(32)	(32)	5

	Acquisition of subsidiary	37	116	–	–	(24)	129

	Transfer	(10)	(4)	(16)	–	30	–

	Transfer to discontinued operations	1	–	–	–	–	1

	Exchange differences	(10)	(97)	3	–	–	(104)

	At 31 December 2006	85	997	(39)	(44)	(119)	880

‘Other’ consists primarily of short-term timing differences (including the deferred tax on restructuring provisions) and share awards.
The following is the analysis of the deferred tax balances for balance sheet purposes:

	2006	2005	2004
	£m	£m	£m

Deferred tax assets	(170)	(123)	(17)

Deferred tax liabilities	1,050	954	895

	880	831	878

At the balance sheet date the Group has unused tax losses for which no deferred tax asset has been recognised of £187 million (2005: £165 million; 2004: £115 million). We do not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £8 million expire in 2007, £100 million expire between 2007 and 2018 and £6 million expire after 2018. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £5.2 billion (2005: £4.7 billion; 2004: £3.9 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse.
Temporary differences arising in connection with interests in associates and jointly controlled entities are insignificant.
136 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations.
There are also a number of defined contribution schemes where benefits are limited to contributions.
In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.
Analysis of the Group post-retirement cost included in profit from operations is set out below:

	2006	2005	2004
	£m	£m	£m

UK defined benefit schemes	37	42	40

Overseas defined benefit schemes – continuing operations	33	19	26

Overseas defined contribution schemes – continuing operations	20	18	18

Total continuing operations	90	79	84

Discontinued operations	–	5	1

Total	90	84	85

Of the charge for the year recorded within profit from operations in respect of the continuing operations’ defined benefit schemes, £36 million (2005: £26 million; 2004: £22 million) has been included in cost of sales, £33 million (2005: £35 million; 2004: £44 million) has been included in Administrative expenses and in 2006, £1 million has also been included within Restructuring. Expected return on assets net of unwind of discount of £25 million (2005: £11 million; 2004: £9 million) has been recorded in Investment revenue. Actuarial gains and losses have been reported in the Statement of recognised income and expense.
Main financial assumptions as at year end:

	2006	2006	2005	2005	2004	2004
	%	%	%	%	%	%
	UK	Overseas	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes	schemes	schemes

Rate of increase in salaries	4.5	4.0-4.25	4.2	4.0-4.25	4.5	4.0-4.25

Rate of increase in pensions in payment [1]	3.0	2.15	2.7	2.15	2.7	2.25

Rate of increase for deferred pensioners [1]	3.0	2.15	2.7	2.15	2.7	2.25

Discount rate for scheme liabilities	5.1	4.75-5.9	4.75	4.3-5.75	5.3	4.75-5.75

Inflation	3.0	2.25-2.5	2.7	2.25-2.5	2.7	2.25-2.5

Medical cost inflation	5.55	5.0-9.0	5.25	5.0-10.0	5.3	5.0-10.0

[1]	Guaranteed pension increases only apply to the UK and Irish pension schemes.
The impact of a 1% change in medical cost inflation would be insignificant to the Group’s financial position and results for the year.
In assessing the Group’s post-retirement liabilities, the Group monitors mortality assumptions and uses up-to-date mortality tables. Allowance is made in all significant schemes for expected future increases in life expectancy. The mortality assumptions for the UK scheme were updated in 2005 following the statistical analysis performed during the full triennial funding valuation. The analysis demonstrated that the mortality assumption applied is consistent with recent experience. Expected future improvements in mortality have been allowed for by means of a downward adjustment to the discount rate. In the US, mortality assumptions appropriate to the population of the schemes have been adopted (standard RP2000 tables) and an allowance has also been made for expected future improvements in longevity. In Ireland, an analysis of the mortality experience of the schemes has resulted in the mortality assumption being updated (to standard tables PA92) to assume longer life expectancies. Again, allowance has been made for expected future improvements in longevity.
Life expectancy at the plan retirement age of 60, on the assumptions used in the UK valuations, are as follows:

		2006	2005

Current pensioner	– male	24.1	23.9

	– female	26.9	26.8

Future pensioner (currently age 45)	– male	25.5	25.4

	– female	28.0	27.9

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 137

Financial statements continued
25. Retirement benefit obligations continued
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2006 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.15	7.5-8.5	1,002	350	2	1,298

Bonds	4.7	4.6-5.5	763	143	1	907

Property	7.5	5.6-6.9	183	32	–	215

Other	5.25	3.75-4.7	30	34	–	120

	6.7	6.9	1,978	559	3	2,540

Present value of benefit obligations			(1,988)	(720)	(36)	(2,744)

Recognised in the balance sheet			(10)	(161)	(33)	(204)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 1 January 2006 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	7.7	7.3-8.5	1,107	345	2	1,454

Bonds	4.4	4.8-5.5	449	124	1	574

Property	6.3	6.0-6.6	148	31	–	179

Other	4.2	3.0-4.1	58	32	–	90

	6.7	6.95	1,762	532	3	2,297

Present value of benefit obligations			(1,930)	(695)	(41)	(2,666)

Recognised in the balance sheet			(168)	(163)	(38)	(369)

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 2 January 2005 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	6.9-8.5	962	284	2	1,248

Bonds	4.8	4.1-5.5	376	86	1	463

Property	6.7	5.7	110	27	–	137

Other	4.0	3.25	14	25	–	39

	7.1	6.5	1,462	422	3	1,887

Present value of scheme liabilities			(1,703)	(637)	(32)	(2,372)

Recognised in the balance sheet			(241)	(215)	(29)	(485)

138 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Changes in the present value of the defined benefit obligation are as follows:

	2006	2005	2004
	£m	£m	£m

Opening defined benefit obligation	(2,666)	(2,372)	(2,150)

Current service cost	(70)	(77)	(67)

Past service cost	–	12	–

Interest cost	(129)	(120)	(116)

Actuarial losses	(11)	(184)	(143)

Contributions by employees	(10)	(11)	(11)

Obligation transferred on disposal of subsidiary	2	3	–

Transfer to discontinued operations	–	12	–

Liabilities assumed on acquisition	(28)	–	–

Exchange differences	54	(30)	8

Benefits paid	114	101	107

Closing defined benefit obligation	(2,744)	(2,666)	(2,372)

Of the £2,744 million of benefit obligations above, £84 million (2005: £73 million) are in respect of unfunded schemes.
Of the remaining obligation of £2,660 million, assets of £2,540 million are held. Changes in the fair value of these scheme assets are as follows:

	2006	2005	2004
	£m	£m	£m

Opening fair value of scheme assets	2,297	1,887	1,740

Expected return	154	131	125

Actuarial gains	82	260	71

Contributions by employees	10	11	11

Contributions by employer – normal	66	58	53

Contributions by employer – additional	67	31	–

Assets acquired on acquisition	17	–	–

Exchange differences	(39)	20	(6)

Benefits paid	(114)	(101)	(107)

Closing fair value of scheme assets	2,540	2,297	1,887

The actual return on scheme assets was £236 million (2005: £391 million; 2004: £196 million). The scheme assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2006, the Group elected to make an additional £61 million (2005: £25 million) and £6 million (2005: £6 million) contribution to the UK and US pension schemes respectively. These payments are part of a long-term plan to reduce the Group’s pension deficit.
The expected rates of return on individual categories of scheme assets are determined after taking advice from external experts and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme’s investment portfolio.
The history of the schemes for the current and prior periods is as follows:

	2006	2005	2004
	£m	£m	£m

Present value of defined benefit obligation	(2,744)	(2,666)	(2,372)

Fair value of scheme assets	2,540	2,297	1,887

Deficit	(204)	(369)	(485)

Experience (losses)/gains on scheme liabilities	(49)	15	(50)

Change in assumptions	38	(199)	(93)

Experience adjustments on scheme assets	82	260	71

The total gross amount recognised in the statement of recognised income and expense in 2006 is a gain of £71 million; the cumulative total gross amount in respect of 2004-2006 is a gain of £75 million.
In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 139

Financial statements continued
25. Retirement benefit obligations continued
The Group expects to contribute approximately £66 million to its defined benefit schemes in 2007. In addition management agreed to make an additional contribution of approximately £54 million in 2007 to further fund its defined benefit obligation.
Set out below are certain additional disclosures in respect of the Cadbury Schweppes Pension Fund (CSPF), which represents 68% of the Group’s post-retirement liabilities.
The CSPF scheme assets are held in a separate Trustee Fund. The Trustee of the Fund is required to act in the best interest of the Fund’s beneficiaries. The Trustee to the Fund is a corporate body whose board is made up of 10 members; 5 are appointed by the Company and 5 are appointed by the Pensions Consultative Committee (a body that represents members’ interests). The employer contribution rate is generally reviewed every 3 years at the time of the triennial valuation.
The Group offers defined benefit retirement benefits to all of its current UK employees. The retirement benefits provided to employees joining after July 2001 are based on career average earnings, revalued for inflation with a ceiling of 5%. Benefits provided to members who joined the Group prior to this date are linked to final salary.
The principal disclosures regarding actuarial assumptions (including mortality) are set out above. The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in assumption	Impact on liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 7.5%

Rate of mortality	Increase by 1 year	Increase by 2.5%

The Group has agreed the following funding objectives with the Trustee:
1	To return the on-going funding level of the scheme to 100% of the projected past service liabilities within a period of 6 years measured in accordance with the assumptions set by the Trustee and its Actuary.
2	Once the funding level of the scheme is 100% of the prescribed bases then the agreement will be reviewed and a new funding plan agreed.
3	The funding plan will be reviewed at each triennial valuation and the funding position will aim to adjust for any surplus or deficit over reasonable periods.
The most recently completed triennial funding valuation for the Fund was performed by an independent actuary for the Trustee of the Fund and was carried out as at 6 April 2005. The levels of contributions are based on the current service costs and the expected future cash flows of the Fund.
Following this valuation the Group’s ordinary contributions rate increased, with effect from 1 January 2006, from an overall rate of 12.9% of pensionable salaries to 15.5%. In 2006, the Group contributed a further £49 million to the Cadbury Schweppes Pension Fund as a contribution towards the current funding deficit. In addition, the Group has committed to a further contribution each year to 2008, when this commitment will be reviewed as part of the next formal valuation which is due to be competed as at 6 April 2008. The Group considers that the contribution rates and additional contributions agreed with the Trustee at the last valuation date are sufficient to eliminate the funding deficit over the agreed period and that regular contributions, which are based on service costs, will not vary significantly.
At 31 December 2006, the Fund’s assets were invested in a diversified portfolio that consisted primarily of equity and debt securities. The fair value of the scheme assets as a percentage of total scheme assets and target allocations are set out below:

	Planned
(as a percentage of total scheme assets)	2007	2006	2005

Equity securities	55%	52%	64%

Debt	35%	37%	24%

Property	10%	10%	9%

Other	0%	1%	3%

In conjunction with the Trustee, the Group has agreed to enter into a funding plan, which includes discussion on the investment of its assets. These discussions include the risk return policy of the Group and set the framework of matching assets to liabilities based on this risk reward profile. The majority of equities relate to international entities. The aim is to hold a globally diversified portfolio of equities, with a target of 60% of equities being held in international equities. To maintain a wide range of diversification and to improve return opportunities, up to approximately 15% of assets are allocated to alternative investments such as private equity and property.
140 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

26. Share-based payments
The Group recognised total expenses of £42 million (2005: £39 million; 2004: £39 million) related to equity-settled share-based payment transactions during the year including £1 million in respect of Europe Beverages (2005: £2 million; 2004: £1 million).
The continuing operations expense of £41 million has been recognised in the primary segments as follows: Americas Beverages £8 million, Americas Confectionery £8 million, EMEA £8 million, Asia Pacific £3 million and £14 million in Central.
The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP), full details of which are included in the Directors’ remuneration report on pages 58 to 61. The Group also has a share option scheme for all employees of the Group. Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.
An expense is recognised for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the options over the vesting period of each scheme.
Share award fair values
The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award: these include Binomial models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key fair value and other assumptions are detailed below:

	Schemes granted in 2006
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	18%	n/a	22%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting+5 months

Risk free rate	4.5%		4.2%-4.9%	4.6%-4.8%

Expected dividend yield	2.5%	2.5%	2.3%-2.5%	2.3%

Fair value per award (% of share price at date of grant)	185.2%[1]	92.8% UEPS	93.0%-99.3%	23.8%-33.5%

		46% TSR

Possibility of ceasing employment before vesting	–	–	–	12%-36%

Expectations of meeting performance criteria	40%	100%	n/a	n/a

No grants were made under the DSOP in 2006.

	Schemes granted in 2005
	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%

Expected life	3 yrs	3 yrs	[2]	1-3 yrs	Vesting+5 months

Risk free rate	4.5%	n/a	4.8%	4.3%	4.3%-4.4%

Expected dividend yield	2.5%	3.0%	3.0%	2.3%-2.5%	2.2%-2.3%

Fair value per award (% of share price at date of grant)	185.3%[1]	91.4% UEPS	23.0%	93.0%-97.8%	23.3%-35.3%

		49.6% TSR

Possibility of ceasing employment before vesting	–	–	14%	–	12%-32%

Expectations of meeting performance criteria	40%	50%	85%	n/a	n/a

	Schemes granted in 2004
	BSRP		LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a		22%	22%	n/a	22%

Expected life	3 yrs		3 yrs	[2]	1-3 yrs	Vesting+5 months

Risk free rate	4.5%		n/a	4.7%-5.0%	4.4%-5.0%	4.6%-6.0%

Expected dividend yield	2.7%		3.0%	3.0%	2.7%-3.2%	2.7%-2.8%

Fair value per option (% of share price at date of grant)	183.8%	[1]	91.4% UEPS	23.3%	91.6%-99.2%	21.4%-32.2%

			49.5% TSR

Possibility of ceasing employment before vesting	–		–	11%	–	7%-33%

Expectation of meeting performance criteria	40%		50%	100%	n/a	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.

[2]	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 141

Financial statements continued
26. Share-based payments continued
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The BSRP is available to a group of approximately 170 senior executives including the executive Directors. The maximum number of shares awarded in 2006 is 3,307,069 (2005: 3,141,237; 2004: 1,417,545). 1,852,788 shares vested in 2006 (2005: 1,435,712; 2004: 1,162,488). Also during the period, matching awards were made over 1,676,061 shares (2005: 815,279; 2004: 724,571). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £9 million (2005: £13 million; 2004: £12 million).
Around 85 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2006 is 3,092,130 (2005: 2,605,000; 2004: 3,341,000). 1,947,819 shares vested in 2006 (2005: Nil; 2004: Nil) and lapsed shares totalled 2,303,388 (2005: 1,943,000; 2004: 124,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £6 million (2005: £4 million; 2004: £5 million).
Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Around 2,000 employees were granted a total of 3,613,478 such awards in 2006 (2005: 501,840). Awards under this plan are classified as equity settled. There were 55,018 lapses in the year.
DSOP and share save plans, details of which are set out in (b), (c) and (d) below, resulted in a charge of £26 million in 2006 (2005: £21 million; 2004: £22 million).

2006: Details of the share option plans are as follows:
						Exercise		Weighted				Weighted
						prices for		average		Weighted		average
						options		exercise price		average		exercise price
						outstanding		of options		contractual		of options
						at the end of		outstanding		life in		currently
						the year in		at the end		months of		exercisable
	Balance				Balance	the range		of the year		options		at year end
	outstanding				outstanding	(in £ unless		(in £ unless		outstanding		(in £ unless
	at the beginning				at the end	otherwise		otherwise		at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated	)	stated	)	of the year	at year end	stated	)

a	12,574,101	1,880,162	2,351,912	601,870	11,500,481	3.14-4.47		3.75		35	–	–

b	21,067,034	–	5,868,052	775,564	14,423,418	2.60-3.79		3.48		72	14,423,418	3.48

	40,648,373	–	10,130,427	1,315,739	29,202,207	3.94-4.82		4.53		55	28,639,073	4.62

c	10,114,750	–	8,250	270,000	9,836,500	4.39-5.69		4.79		95	–	–

d	26,785,750	–	13,750	1,601,500	25,170,500	4.39-5.71		4.78		95	–	–

e	891,421	–	250,269	28,285	612,867	2.73-3.79		3.27		21	27,129	2.74

	193,065	201,215	80	16,373	377,827	4.23-4.57		4.41		36	–	–

f	435,115	–	85,133	3,317	346,665	2.74-3.79		3.12		31	3,889	2.74

	70,560	47,118	979	3,644	113,055	4.23-4.57		4.37		47	–	–

g	1,623,636	–	1,524,188	5,100	94,348	$6.61		$6.61		–	–	–

	1,360,472	–	5,236	57,776	1,297,460	$8.43		$8.43		10	–	–

	–	1,591,504	–	–	–	$9.135		$9.14		24	–	–

h	1,433,302	–	586,160	400,689	446,453	3.02-3.86		3.46		17	–	–

	229,314	129,401	4,071	81,888	272,756	$4.37-4.59		4.42		31	–	–

	212,078	–	66,092	52,198	93,788	$5.27-$6.22		6.23		6	–	–

	97,600	–	–	–	97,600	$7.93		$7.93		24	–	–

i	114,593	96,502	75,591	42,750	92,754	4.34		4.34		7	–	–

j	822,296	–	1,084	14,840	806,372	$8.42		$8.43		10	–	–

	–	1,784,960	–	–	1,784,960	$9.13		9.13		24	–	–

142 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

2005: Details of the share option plans are as follows:

						Exercise		Weighted				Weighted
						prices for		average		Weighted		average
						options		exercise price		average		exercise price
						outstanding		of options		contractual		of options
						at the end of		outstanding		life in		currently
						the year in		at the end		months of		exercisable
	Balance				Balance	the range		of the year		options		at year end
	outstanding				outstanding	(in £ unless		(in £ unless		outstanding		(in £ unless
	at the beginning				at the end	otherwise		otherwise		at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated	)	stated	)	of the year	at year end	stated	)

a	10,008,064	–	2,187,121	418,398	7,402,545	2.35-3.52		3.28		29	403,264	3.41

	3,890,197	2,060,817	594,191	185,267	5,171,556	3.74-4.37		4.00		33	–	–

b	27,720,400	–	4,696,902	2,012,464	21,011,034	2.42-3.52		3.45		82	1,846,780	2.83

	59,199,505	–	16,221,194	2,273,938	40,704,373	3.79-4.82		4.53		68	37,256,239	4.95

c	5,822,500	4,588,750	–	296,500	10,114,750	4.39-5.69		4.79		107	–	–

d	15,512,250	12,020,250	28,750	718,000	26,785,750	4.39-5.71		4.78		107	–	–

e	921,607	–	116,420	64,556	740,631	2.35-3.41		3.03		27	14,859	3.41

	299,871	195,032	43,503	107,545	343,855	3.63-4.23		4.00		30	–	–

f	466,594	–	22,629	8,850	435,115	2.74-3.78		3.14		38	47,427	3.41

	–	73,623	–	3,063	70,560	4.23		4.23		57	–	–

g	3,596,188	–	1,805,012	167,540	1,623,636	$4.66-$6.61		$6.61		3	–	–

	–	1,360,640	–	168	1,360,472	$8.43		$8.43		22	–	–

h	1,909,824	–	371,526	104,996	1,433,302	3.02-3.86		3.39		23	236,542	3.55

	–	229,314	–	–	229,314	4.59		4.59		43	–	–

	228,940	–	–	16,862	212,078	$5.27-$6.22		$5.69		18	118,290	$5.27

	–	97,600	–	–	97,600	$7.93		$7.93		36	–	–

i	121,605	116,495	92,836	30,671	114,593	4.34		4.34		6	–	–

j	–	822,348	–	52	822,296	$8.43		$8.43		22	–	–

2004: Details of the share option plans are as follows:

						Exercise		Weighted				Weighted
						prices for		average		Weighted		average
						options		exercise price		average		exercise price
						outstanding		of options		contractual		of options
						at the end of		outstanding		life in		currently
						the year in		at the end		months of		exercisable
	Balance				Balance	the range		of the year		options		at year end
	outstanding				outstanding	(in £ unless		(in £ unless		outstanding		(in £ unless
	at the beginning				at the end	otherwise		otherwise		at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated	)	stated	)	of the year	at year end	stated	)

a	1,074,362	–	549,841	11,399	513,122	2.35		2.35		1	–	–

	14,691,587	2,288,832	2,587,939	1,007,341	13,385,139	3.14-3.76		3.39		33	499,920	3.74

b	5,433,928	–	2,572,646	121,782	2,739,500	2.43-2.75		2.54		17	2,739,500	2.54

	53,993,317	606,750	6,140,803	3,117,026	45,342,238	2.97-4.25		3.73		84	18,893,727	3.95

	45,225,096	–	1,673,037	4,713,892	38,838,167	4.44-4.83		4.75		81	21,669,747	4.69

c	–	5,834,250	–	11,750	5,822,500	4.40-4.52		4.40		116	–	–

d	–	15,561,000	–	48,750	15,512,250	4.40-4.60		4.40		116	–	–

e	545,603	–	12,193	21,291	512,119	2.35-2.74		2.72		34	20,885	2.35

	891,296	251,395	340,907	92,425	709,359	3.29-3.78		3.50		29	88,175	3.63

f	450,111	146,775	88,189	42,103	466,594	2.74-3.89		3.15		44	–	–

g	3,324,472	1,712,548	1,082,460	358,372	3,596,188	$4.67-$6.61		$5.56		10	–	–

h	1,860,060	606,071	389,287	167,020	1,909,824	3.02-3.86		3.39		31	351,954	3.43

	262,320	103,116	–	136,486	228,940	$5.27-$6.23		$5.68		20	–	–

i	196,220	123,355	153,483	44,487	121,605	3.57		3.57		6	–	–

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 143

Financial statements continued
26. Share-based payments continued
(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable within a period of 7 years commencing 3 years from the date of grant.

(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareholders in May 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(g)	The US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(h)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2005 and 2006. Options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(i)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

(j)	The Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareholders in May 2004 to encourage and facilitate the ownership of shares by eligible employees of selected subsidiaries located in North, Central and South America. The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.
For all schemes and plans described above in notes (a) and (e) to (j), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (b) to (d) there are performance requirements for the exercising of options. However, no such option grants were made in 2006 as discretionary share options were removed as part of our remuneration programme. From 2006 onwards, no such grants will be made other than in exceptional circumstances.
144 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

The weighted average exercise prices of options granted, exercised and lapsed during the year were:

	2006
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.47	£3.40	£3.82

Share Option Plan 1994	–	£4.13	£4.01

Share Option Plan 2004	–	£4.79	£4.77

(New Issue) Share Option Plan 2004	–	£4.79	£4.79

Irish Savings-Related Share Option Scheme	£4.57	£2.99	£3.66

Irish AVC Savings-Related Share Option Scheme	£4.57	£3.21	£3.88

US Employees Share Option Plan 2005	$9.14	$6.62	$8.28

International Savings-Related Share Option Scheme 1998	£4.47	£2.32	£2.59

International Savings-Related Share Option Scheme 1998	–	–	$5.72

Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£4.34	£4.34

Americas Employees Share Option Plan 2005	$9.14	$8.43	$8.43

The weighted average share price during the year was £5.46.

	2005
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.37	£3.13	£3.42

Share Option Plan 1994	–	£4.12	£4.07

Share Option Plan 2004	£5.26	–	£4.48

(New Issue) Share Option Plan 2004	£5.27	£4.79	£4.59

Irish Savings-Related Share Option Scheme	£4.23	£3.32	£3.47

Irish AVC Savings-Related Share Option Scheme	£4.23	£3.38	£3.54

US Employees Share Option Plan 2005	$8.43	$4.69	$4.70

International Savings-Related Share Option Scheme 1998	£4.59	£3.34	£2.49

International Savings-Related Share Option Scheme 1998	$7.93	–	$5.59

Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£3.57	£3.62

Americas Employees Share Option Plan 2005	$8.43	–	$8.43

The weighted average share price during the year was £5.38.

	2004
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£3.52	£3.14	£3.41

Share Option Plan 1994	£4.25	£3.61	£4.29

Market Purchased Share Option Plan 2004	£4.40	–	£4.40

New Issue Share Option Plan 2004	£4.40	–	£4.40

Irish Savings-Savings Related Share Option Scheme	£3.39	£3.57	£3.27

Irish AVC Savings-Savings Related Share Option Scheme	£3.39	£3.47	£3.40

United States and Canada Employee Stock Purchase Plan 1994	$6.61	$5.88	$5.52

International Savings-Related Share Option Scheme 1998	£3.58	£3.27	£3.44

International Savings-Related Share Option Scheme 1998	$6.23	–	$5.30

Asia Pacific Employee Share Acquisition Plan 2002	£3.57	£2.82	£2.92

The weighted average share price during the year was £4.46.
Awards under the BSRP, ISAP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plans.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 145

Financial statements continued
26. Share-based payments continued
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last 3 years, 6 appropriations under the Irish Share Plan, a profit sharing plan, totalling 81,343 ordinary shares have been made to eligible employees. The prices at which the shares will vest, between 7 June 2006 and 13 December 2008, range from £4.47 to £5.43.
27. Borrowings
Group un-drawn debt facilities
The Group maintains certain committed floating rate facilities with banks as support for its debt capital markets programme. The un-drawn committed facilities available to the Group are as follows:

	2006
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Un-drawn committed syndicated facility	–	–	1,000

Un-drawn committed subsidiary facilities	71	–	–

	71	–	1,000

	2005
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Un-drawn committed syndicated facility	–	–	1,000

Un-drawn committed subsidiary facilities	110	–	–

	110	–	1,000

	2004
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Un-drawn committed syndicated facility	–	–	1,042

Un-drawn committed subsidiary facilities	31	–	–

	31	–	1,042

The un-drawn committed syndicated facility for £1,000 million expires in 2010. The margins payable on drawings under this facility are between 22.5 basis points and 37.5 basis points per annum and commitment fees on un-drawn amounts are between 6.75 basis points and 11.4 basis points per annum. The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each year will be no less than 3.5:1 for the period of approximately 12 months ending on the last day of the year. The Group is currently in compliance with this covenant. For the 2006 financial year-end the ratio was 7.0 times (2005: 6.8 times; 2004: 6.2 times). These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. In addition, there are other uncommitted facilities available to the Group.
146 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Classes of drawn debt
The Group’s drawn debt at year-end was comprised of:

	2006			2005			2004
	Amounts	Amounts		Amounts	Amounts		Amounts	Amounts
	due within	due after		due within	due after		due within	due after
	a year	a year	Total	a year	a year	Total	a year	a year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Floating rate debt

EUR Floating rate notes due 2007	404	–	404	–	410	410	–	424	424

Commercial paper	603	–	603	392	–	392	240	–	240

Bank loans in foreign currencies [1]	83	130	213	53	136	189	59	178	237

Bank overdrafts [1]	84	–	84	55	–	55	42	–	42

Other notes maturing 2006-2009	56	–	56	57	63	120	–	68	68

Obligations under finance leases	22	33	55	20	43	63	20	66	86

Other loans	2	–	2	3	–	3	17	1	18

	1,254	163	1,417	580	652	1,232	378	737	1,115

Fixed rate debt

4.5% CAD notes due 2005	–	–	–	–	–	–	44	–	44

7.75% Notes due 2005	–	–	–	–	–	–	156	–	156

5.75 USD notes due 2006	–	–	–	291	–	291	–	260	260

5.75% GBP notes due 2006	–	–	–	250	–	250	–	249	249

5% USD notes due 2007	153	–	153	–	175	175	–	156	156

4.9% CAD notes due 2008	–	142	142	–	162	162	–	141	141

3.875% USD notes due 2008	–	509	509	–	581	581	–	518	518

4.25% EUR notes due 2009	–	403	403	–	410	410	–	424	424

4.875% GBP notes due 2010	–	77	77	–	400	400	–	399	399

5.125% USD notes due 2013	–	508	508	–	581	581	–	517	517

Other notes maturing 2006-2010	54	41	95	93	104	197	52	185	237

	207	1,680	1,887	634	2,413	3,047	252	2,849	3,101

Total gross borrowings	1,461	1,843	3,304	1,214	3,065	4,279	630	3,586	4,216

Less:

Obligations under finance leases	(22)	(33)	(55)	(20)	(43)	(63)	(20)	(66)	(86)

Borrowings and overdrafts	1,439	1,810	3,249	1,194	3,022	4,216	610	3,520	4,130

[1]	At year-end, the book value of assets pledged as collateral for secured loans was £1 million (2005: £1 million; 2004: £1 million). The security for the borrowings shown above as secured is by way of charges on the properties of Group companies concerned.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 147

Financial statements continued
27. Borrowings continued
Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value. At year end, there was £126 million cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company due to local reserve bank controls.
The Notes listed above are issued out of the Group’s US Debt Programme and EMTN Programme. Both programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. The Group is currently in compliance with these requirements.
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained on page 149.
The Group’s borrowing limit at 31 December 2006 calculated in accordance with the Articles of Association was £13,258 million.
The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option. These notes are redeemable at the higher of 100% of the face value of the notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 20-25 basis points respectively.
Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.1% (2005: 5.1%; 2004: 5.3%). The amount of non-interest bearing loans is negligible.
Gross borrowings maturity profile
The maturity and repayment profile of the Group’s gross borrowings is shown in the table below:

	2006
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	167	22	1,272	1,461

Between one and two years	59	23	683	765

Between two and three years	1	2	412	415

Between three and four years	67	2	77	146

Between four and five years	2	2	–	4

After five years	1	4	508	513

	297	55	2,952	3,304

Less: amounts due for repayment within 12 months (shown under current liabilities)	(167)	(22)	(1,272)	(1,461)

Amount due for repayment after 12 months	130	33	1,680	1,843

	2005
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	111	20	1,083	1,214

Between one and two years	–	21	706	727

Between two and three years	59	21	781	861

Between three and four years	1	–	420	421

Between four and five years	75	–	400	475

After five years	1	1	579	581

	247	63	3,969	4,279

Less: amounts due for repayment within 12 months (shown under current liabilities)	(111)	(20)	(1,083)	(1,214)

Amount due for repayment after 12 months	136	43	2,886	3,065

148 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

	2004
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	101	20	509	630

Between one and two years	152	21	640	813

Between two and three years	26	22	662	710

Between three and four years	–	21	689	710

Between four and five years	–	1	434	435

After five years	–	1	917	918

	279	86	3,851	4,216

Less: amounts due for repayment within 12 months (shown under current liabilities)	(101)	(20)	(509)	(630)

Amount due for repayment after 12 months	178	66	3,342	3,586

Currency profile of borrowings
At 31 December 2006, 75% (2005: 84%) of the Group’s net borrowings were at fixed interest rates or converted to fixed rates using interest rate swaps and cross currency swaps. These fixed rate borrowings expose the Group to fair value interest rate risk. The remaining 25% (2005: 16%) of the Group’s net borrowings, in the form of overdrafts, commercial paper, bank loans and loan notes, were arranged at floating rates, therefore exposing the Group to cash flow interest rate risk. The Group has a policy of matching cross currency and interest rate swaps to the maturity of the Underlying debt.
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

Fixed rate analysis
	2006
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	77	4.9	–	(100)	(23)	4.9	4.0

Euro	424	4.2	(20)	135	539	4.1	2.4

US dollar bloc	1,312	4.6	–	357	1,669	4.8	3.0

Australia/New Zealand dollars	4	6.3	(4)	–	–	–	–

Others	70	2.5	(61)	–	9	1.0	2.1

	1,887	4.5	(85)	392	2,194	4.6	2.8

Floating rate analysis
	2006
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	74	–	100	172	346

Euro	415	–	(135)	(314)	(34)

US dollar bloc	802	84	(357)	336	865

Australia/New Zealand dollars	3	–	–	(55)	(52)

Others	123	(9)	–	(139)	(25)

	1,417	75	(392)	–	1,100

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 149

Financial statements continued

27. Borrowings continued
Fixed rate analysis

	2005
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	650	5.2	–	(250)	400	5.1	4.0

Euro	443	4.1	(21)	137	559	4.1	3.3

US dollar bloc	1,790	4.8	–	407	2,197	4.9	3.5

Australia/New Zealand dollars	4	6.3	(4)	122	122	5.2	0.6

Others	160	2.3	(150)	–	10	1.0	3.1

	3,047	4.8	(175)	416	3,288	4.8	3.4

Floating rate analysis

	2005
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	–	–	250	593	843

Euro	410	–	(137)	92	365

US dollar bloc	343	189	(407)	(472)	(347)

Australia/New Zealand dollars	76	–	(122)	–	(46)

Others	403	(14)	–	(213)	176

	1,232	175	(416)	–	991

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and cash equivalents, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).

28. Financial instruments
Treasury risk management policies
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered in to in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than expressly stated, the policies set out below also apply to prior years.
Substantially all derivative financial instruments that are entered into hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged. The terms of the hedging instruments are designed to match the terms of the hedged transactions. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur. However, some transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(a) Liquidity risk
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that all projected net borrowing needs are covered by committed facilities.
The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, 3 years or more. Committed but undrawn facilities are taken into account for this test.
(b) Interest rate risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.
150 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

The policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of debt. 75% of net debt was at fixed rates of interest at year end (2005: 84%; 2004: 85%).
(c) Currency risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar.
The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
The Group seeks to relate the structure of borrowings to the trading cash flows that service them. The Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc and to ensure that the ratio for any currency bloc does not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.
While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.
(d) Commodity risk
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the banks, the exchanges and their clearing houses.
(e) Credit risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The exposure to credit loss of liquid assets is equivalent to the carrying value on the balance sheet. The maximum credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a positive fair value at the reporting date.
Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group’s credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution. There were no significant concentrations of credit exposure at the year-end.
At the year-end, the Group had US$59 million notional value worth of currency swaps with a financial institution with a credit quality lower than that permitted under Group Policy. $3.6 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value. There were no significant concentrations of credit exposure at year-end.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £3,520 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. See Note 34 on Commitments and Contingencies for further details.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 151

Financial statements continued
28. Financial instruments continued
(f) Foreign currency derivatives
Terms and conditions of financial instruments
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies. At 31 December 2006, the Group held contracts to exchange sterling for the following foreign currencies; the table represents the contracted sterling cashflows at the year end.
Foreign exchange trades against £

	2006						2006
	Current						Non-current
	$	€	AUD	DKK	NZD	Other	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	74	438	43	63	93	136	–	–

Sale	(419)	(64)	(111)	(12)	–	(44)	–	–

Total £ equivalent notional	(345)	374	(68)	51	93	92	–	–

At 31 December 2006 the Group also held contracts to exchange US dollars against the following foreign currencies at future dates. The table below shows contracted US dollar cash flows against the presented foreign currencies translated into sterling at the year end spot rate.
Foreign exchange trades against $

	2006						2006
	Current						Non-current
	CAD	AUD	€	DKK	NZD	Other	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	47	10	50	–	2	10	–	–

Sale	(78)	(24)	(14)	(1)	(3)	(20)	–	(4)

Total £ equivalent notional	(31)	(14)	36	(1)	(1)	(10)	–	(4)

At 31 December 2006, the Group had approximately £55 million forward transactions relating to currencies other than US dollars or sterling all of which mature in 2007. The majority of forward foreign exchange contracts mature within 12 months. The maximum maturity of forward foreign exchange transactions is March 2008.
Foreign exchange trades against £

	2005				2005
	Current				Non-current
	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	289	702	–	29	–	13	–	–

Sale	(109)	(543)	(240)	(98)	–	–	–	(6)

Total £ equivalent notional	180	159	(240)	(69)	–	13	–	(6)

Foreign exchange trades against $

	2005				2005
	Current				Non-current
	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	109	18	32	67	–	4	–	–

Sale	(159)	(47)	(11)	(24)	–	(18)	–	–

Total £ equivalent notional	(50)	(29)	21	43	–	(14)	–	–

At 1 January 2006, the Group had approximately £175 million forward transactions relating to currencies other than US dollars or sterling maturing in 2006 and £2 million maturing in 2007.
The majority of the forward foreign exchange contracts mature within 12 months. The maximum maturity of forward exchange contracts is June 2007.
152 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Foreign exchange trades against £

	2004				2004
	Current				Non-current
	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	111	518	–	3	–	10	–	–

Sale	(39)	(188)	(7)	(76)	(4)	–	–	(8)

Total £ equivalent notional	72	330	(7)	(73)	(4)	10	–	(8)

Foreign exchange trades against $

	2004				2004
	Current				Non-current
	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	88	25	5	21	–	–	–	10

Sale	(83)	(54)	(11)	(26)	(20)	(10)	–	(4)

Total £ equivalent notional	5	(29)	(6)	(5)	(20)	(10)	–	6

At 2 January 2005, the Group had approximately £184 million forward transactions relating to currencies other than US dollars or sterling maturing in 2005 and £7 million maturing in 2006.
(g) Interest rate derivatives
The Group uses a combination of short-term and long-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. Details of the fixed rate element of the swap portfolio are shown in the table below:

	2006
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument

£

Receive fixed	100	4.88	–	–	–	100	–	–

Euro

Receive fixed	20	3.86	20	–	–	–	–	–

Pay fixed	135	3.72	–	68	67	–	–	–

$

Receive fixed	919	2.96	510	409	–	–	–	–

Pay fixed	1,276	3.62	715	561	–	–	–	–

Other

Receive fixed	66	2.89	34	32	–	–	–	–

	2005
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument

£

Receive fixed	250	5.40	150	–	–	–	100	–

Euro

Receive fixed	21	3.86	–	21	–	–	–	–

Pay fixed	137	3.72	–	–	137	–	–	–

$

Receive fixed	1,046	2.96	–	581	465	–	–	–

Pay fixed	1,454	3.62	–	814	640	–	–	–

Other						–	–	–

Receive fixed	155	2.46	58	37	60	–	–	–

Pay fixed	122	5.31	122	–	–	–	–	–

Forward start pay fixed	64	5.85	–	64	–	–	–	–

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 153

Financial statements continued
28. Financial instruments continued
On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of 3 months or 6 month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at 3 month or 6 month LIBOR plus an average margin of 0.50%.
The differential to be paid or received on the current leg of swap agreements is accrued as interest rates change and is recognised within finance costs in the periods that they arise over the lives of the respective agreements. The remaining cash flows to maturity of each swap are discounted at current market rates to determine the fair value of swap agreements at year-end.
(h) Commodities
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The Group held the following commodity derivative contracts at 31 December 2006:

	2006	2005	2004
	Fair value	Fair value	Fair value
	£m	£m	£m

Commodities (assets)	3	13	5

Commodities (liabilities)	(5)	(1)	(7)

Total £ equivalent notional	(2)	12	(2)

Commodity derivative contracts were held in sterling and US dollars. The equivalent notional value of commodities held at the year end increased from £135 million in 2005 to £160 million in 2006, the majority of which matures within one year.
The commodities derivative contracts held by the Group at the year end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa, aluminium and other commodities traded on the commodities exchanges. Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at the year end would result in a decrease in fair value of £7.0 million (2005: £6.8 million; 2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a 2 year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(i) Embedded derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in IAS 39. As at 31 December 2006, the fair value of embedded derivatives was an asset of £0.5 million (2005: £1.9 million). This relates to foreign exchange forward contracts embedded within certain procurement contracts with maturities of between one and two years. Amounts recorded in the income statement are included within those disclosed in Note 10 to the financial statements.
(j) Fair values and sensitivity analysis
Fair values of non-derivative financial assets and liabilities:
The fair values for public debt are based on quoted market prices. For cash and cash equivalents, trade and other receivables, trade and other payables and short-term loans and receivables with a maturity of less than one year the book values approximate the fair value because of their short-term nature. For non-public long-term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using at the current market interest rates available to the Group for similar financial instruments as at year end. The table below contains fair values of debt instruments based on clean prices excluding accrued interest.
154 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

	2006		2005
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Floating rate debt

EUR floating rate notes due 2007	404	405	410	413

Commercial paper	603	603	392	392

Bank Loans in foreign currencies	213	213	189	184

Bank overdrafts	84	84	55	55

Other notes maturing 2006-2009	56	56	120	122

Obligations under finance leases	55	52	63	64

Other loans	2	2	3	3

	1,417	1,415	1,232	1,233

Fixed rate debt

5.75% USD notes due 2006	–	–	291	292

5.75% GBP notes due 2006	–	–	250	252

5% USD notes due 2007	153	153	175	174

4.9% CAD notes due 2008	142	143	162	164

3.875% USD notes due 2008	509	498	581	565

4.25% EUR notes due 2009	403	403	410	424

4.875% GBP notes due 2010	77	75	400	399

5.125% USD notes due 2013	508	496	581	577

Other notes maturing 2006-2009	95	94	197	197

	1,887	1,862	3,047	3,044

Total gross borrowings	3,304	3,277	4,279	4,277

For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates, forward foreign exchange and interest rates. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. Financial derivatives are recorded on the balance sheet at fair value with changes in fair value being recognised immediately in the income statement, except when the derivative has been designated as part of an effective cash flow hedge in which case up to all the gains and losses could be deferred into equity until the hedged transaction affects the income statement.
The table below presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on an upward parallel shift of 1% in yield curves and 10% weakening of sterling against other exchange rates. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.
As at 31 December 2006

	Fair value change arising from
		1% decrease	10% weakening
		in interest	in £ against
		rates	other currencies
		favourable/	favourable/
	Fair value	(unfavourable )	(unfavourable )
	£m	£m	£m

Derivatives

Currency and interest rate swaps (assets)	10	(1)	1

Currency and interest rate swaps (liabilities)	–	–	–

Interest rate swaps (assets)	15	10	2

Interest rate swaps (liabilities)	(19)	(8)	(2)

Currency exchange contracts (assets)	26	–	3

Currency exchange contracts (liabilities)	(16)	–	(2)

Commodity contracts (assets)	3	–	–

Commodity contracts (liabilities)	(5)	–	(1)

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 155

Financial statements continued
28. Financial instruments continued
As at 1 January 2006

	Fair value change arising from
				10% weakening
		1% decrease		in £ against
		in interest		other
		rates		currencies
		favourable/		favourable/
	Fair value	(unfavourable	)	(unfavourable	)
	£m	£m		£m

Derivatives

Currency and interest rate swaps (assets)	12	2		1

Currency and interest rate swaps (liabilities)	(1)	–		–

Interest rate swaps (assets)	26	14		2

Interest rate swaps (liabilities)	(35)	(20)		(3)

Currency exchange contracts (assets)	22	–		4

Currency exchange contracts (liabilities)	(24)	–		–

Commodity contracts (assets)	13	–		1

Commodity contracts (liabilities)	(1)	–		–

Some commodities are cash settled on a daily basis. Fair value gains and losses relating to these commodity instruments are reflected in cash and cash equivalents on the balance sheet. At the year end there was £1.1 million worth of gains relating to cash settled commodities (2005: £6.3 million).

29. Capital and reserves
(a) Share capital of Cadbury Schweppes plc

	2006	2005	2004
	£m	£m	£m

Authorised share capital:
Ordinary shares (3,200 million of 12.5p each)	400	400	400

Allotted, called up and fully paid share capital:
Ordinary shares (2,095 million of 12.5p each)	262	260	259

The Company has one class of ordinary shares which carry no right to fixed income.
During 2006, 10,682,192 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.3 million. There were no other changes in the issued ordinary share capital of the Company during 2006.
During 2005, 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.4 million. There were no other changes in the issued ordinary share capital of the Company during 2005.
During 2004, 8,446,409 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.1 million. There were no other changes in the issued ordinary share capital of the Company during 2004.
156 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

(b) Movements on capital and reserves

			Capital	Hedging and	Acquisition
	Share	Share	redemption	translation	revaluation	Retained
	capital	premium	reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m

At 29 December 2003	258	1,071	90	–	–	487	1,906

Currency translation differences (net of tax)	–	–	–	(122)	–	–	(122)

Movement in own shares	–	–	–	–	–	57	57

Actuarial losses on defined benefit pension schemes (net of tax)	–	–	–	–	–	(74)	(74)

Shares issued	1	27	–	–	–	(3)	25

Profit for the period attributable to equity holders of the parent	–	–	–	–	–	525	525

Dividends paid	–	–	–	–	–	(246)	(246)

At 2 January 2005	259	1,098	90	(122)	–	746	2,071

IAS 39 transition balance sheet adjustments	–	–	–	(8)	–	(18)	(26)

Currency translation differences (net of tax)	–	–	–	257	–	–	257

Movement in own shares	–	–	–	–	–	103	103

Actuarial gains on defined benefit pension schemes (net of tax)	–	–	–	–	–	56	56

IAS 39 transfers to income or expense	–	–	–	6	–	–	6

Shares issued	1	37	–	–	–	(1)	37

Profit for the period attributable to equity holders of the parent	–	–	–	–	–	765	765

Dividends paid	–	–	–	–	–	(261)	(261)

At 1 January 2006	260	1,135	90	133	–	1,390	3,008

Currency translation differences (net of tax)	–	–	–	(413)	(3)	–	(416)

Revaluation reserve arising on acquisition of former associate	–	–	–	–	56	–	56

Disposal reversal of exchange in reserves	–	–	–	10	–	–	10

Share of associate reserve movements	–	–	–	–	–	(2)	(2)

Movement in own shares	–	–	–	–		48	48

Actuarial gains on defined benefit pension schemes (net of tax)	–	–	–	–	–	50	50

IAS 39 transfers to income or expense	–	–	–	(1)	–	–	(1)

Shares issued	2	36	–	–	–	–	38

Profit for the period attributable to equity holders of the parent	–	–	–	–	–	1,169	1,169

Dividends paid	–	–	–	–	–	(272)	(272)

At 31 December 2006	262	1,171	90	(271)	53	2,383	3,688

At 31 December 2006, the Company held 19 million (2005: 22 million; 2004: 39 million) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. During 2006, an additional £50 million of the Company’s shares were purchased by the Trust.
During 2006, the Company received £46 million (2005: £38 million; 2004; £28 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.
The capital redemption reserve arose on the redemption of preference shares in 1997 and is considered non-distributable.
The hedging and translation reserve comprises £(268) million (2005: £135 million; 2004: £(122) million) relating to all foreign differences arising from the translation of the financial statements of foreign operations and £(3) million (2005: £(2) million; 2004: £nil) relating to hedging items.
The acquisition revaluation reserve arose on the step acquisition of former associates to subsidiaries in 2006. It represents the increase in the fair value of assets acquired attributable to the previously owned share.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 157

Financial statements continued
30. Minority interests

	Equity	Non- equity	Total
	£m	£m	£m

At 29 December 2003	18	225	243

Exchange rate adjustments	(1)	(16)	(17)

Share of profit after taxation	4	18	22

Dividends declared	–	(19)	(19)

At 2 January 2005	21	208	229

Exchange rate adjustments	3	11	14

Share of profit after taxation	5	6	11

Redemption of QUIPS	–	(219)	(219)

Dividends declared	(1)	(6)	(7)

Purchase of shares from minorities	(1)	–	(1)

At 1 January 2006	27	–	27

Exchange rate adjustments	(1)	–	(1)

Share of profit after taxation	(4)	–	(4)

Dividends declared	(4)	–	(4)

Share of other movements in equity	(1)	–	(1)

Purchase of shares from minorities	(9)	–	(9)

At 31 December 2006	8	–	8

As at 31 December 2006, Cadbury Nigeria is in a net liabilities position. The minority interest has no contractual obligation to meet these liabilities, consequently no minority interest asset has been recognised.
On 12 April 1995, Cadbury Schweppes Delaware LP, a wholly owned subsidiary, issued 16 million 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities with an aggregate liquidation preference of USD 400 million (the “QUIPS”) for proceeds of USD 400 million. On 18 April 2005, the QUIPS were redeemed in full for a total consideration of £219 million. Distributions on the QUIPS were cumulative and payable at an annual rate of 8.625% of the liquidation amount, quarterly in arrears. The QUIPS were not subject to redemption, but were repayable solely at the issuer’s option, in the whole or in part, since 12 April 2002 for a cash redemption price equal to USD 25 per preferred security. These securities were traded on the New York Stock Exchange. The Company fully and unconditionally guaranteed any distributions declared by Cadbury Schweppes Delaware to the holders of QUIPS. In the event that dividends to the holders of QUIPS had been in arrears, the Company would have been unable to declare a dividend on its ordinary share capital until such time as the outstanding dividends to the holders of the QUIPS had been satisfied in full.
158 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

31. Acquisitions
2006 acquisitions
CSBG acquisition
On 2 May 2006, the Group acquired the 55% of Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned for £201 million, before assumed net debt of £343 million. The Group acquired CSBG to strengthen the route-to-market of its US beverage business. The total provisional goodwill recognised (including amounts previously recorded within associates) is £386 million and represents the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination. In addition, separately identifiable intangible assets of £404 million were recognised, principally relating to distribution franchise rights.

	CSBG
	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	–	404	404

Property, plant and equipment	187	37	224

Inventories	55	–	55

Trade and other receivables	113	–	113

Trade and other payables	(174)	–	(174)

Borrowings	(348)	–	(348)

Deferred tax on non-deductible brands	22	(132)	(110)

Associates	(279)	–	(279)

Revaluation adjustment arising on acquisition of former associates	–	(56)	(56)

Other	(19)	–	(19)

	(443)	253	(190)

Goodwill			386

			196

Cash consideration			1878

Transaction costs			13

Cash paid			201

Net cash acquired			(5)

Net cash paid			196

From the date of acquisition to 31 December 2006, CSBG contributed £753 million to revenue and £30 million to profit before tax.
If the acquisition of CSBG had been completed on the first day of the financial year, Group revenues would have been approximately £7,815 million and Group profit attributable to equity holders of the parent would have been approximately £1,185 million.
Other 2006 acquisitions
During 2006, the Group also acquired All American Bottling Company for £32 million and Seven Up Bottling Company of San Francisco for £26 million, recognising £23 million of provisional goodwill and £29 million of identifiable intangible assets. These acquisitions further strengthen the route-to-market of the Group’s US beverage business.
In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In 2006, the loan note was converted into equity. The Group also acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02%. Goodwill of £9 million was initially recognised as a consequence of both transactions. The total goodwill relating to Cadbury Nigeria, including the historical goodwill arising from previous increases in ownership, of £15 million has been impaired in the year due to the subsequent discovery of the overstatement of the financial position of Cadbury Nigeria.
Other acquisitions in the year included South Africa’s leading gum business, from Dan Products (Botswana) (Pty) Ltd, and a further 30% shareholding in Kent, the Turkish confectionery business, taking the Group’s total stake in Kent to 95.4%.
The aggregate cash paid in the year (including acquisition costs and spend against acquisition provisions set up at the time of prior year acquisitions) in respect of these other acquisitions was £171 million, on which goodwill of £106 million arose.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 159

Financial statements continued
31. Acquisitions continued
A summary of the net assets and liabilities arising on all other acquisitions during 2006 is set out below:

	Other acquisitions
	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	–	49	49

Property, plant and equipment	45	7	52

Inventories	21	–	21

Trade and other receivables	23	–	23

Trade and other payables	(49)	–	(49)

Borrowings	(15)	–	(15)

Deferred tax on non-deductible brands	–	(6)	(6)

Minority interests	5	4	9

Associates	(23)	–	(23)

Other	(19)	–	(19)

	(12)	54	42

Goodwill			106

			148

Cash consideration			171

Transaction costs			–

Cash paid			171

Net cash acquired			(23)

Net cash paid			148

The goodwill arising on the acquisitions of All American Bottling Company and Seven Up Bottling Company of San Francisco is provisional as the fair value of plant and machinery acquired in these two acquisitions is provisional. Fair value adjustments will be finalised in the 2007 account. The goodwill recognised on all other acquisitions represents the increased profitability arising from the enhanced route-to-market, enhanced market share in the South African gum market and a greater share of those businesses in which we already had an interest.
2005 acquisitions
During the year, the Group purchased Green & Black’s, achieved final settlement on the acquisition of the Adams business in China and completed a number of small acquisitions for a total cash consideration of £38 million.
The acquisition of Green & Black’s, the premium organic chocolate business, occurred on 12 May 2005. The Group purchased a 5% stake in the company in 2002 and acquired the remaining shares in 2005.
The acquisition of the business adds the UK’s fastest growing confectionery brand to the Group’s portfolio. This will enable the Group to benefit from the continued growth of the luxury organic chocolate brand and enhance the international expansion of Green & Black’s. A brand intangible of £25 million and goodwill of £7 million have been recognised in the financial statements.
The net assets of the companies acquired during the year are not significant in comparison to the Group and there were no other significant provisional fair value adjustments.
2004 acquisitions
On 11 March 2004, the Company completed the acquisition of the entire Adams business in China from Pfizer Inc. This followed the 2003 acquisition of the Adams Confectionery business from Pfizer Inc in all jurisdictions except China. On 31 October 2004, the Company acquired the rights to produce and distribute Orangina for a number of additional countries, the most significant of which were the UK, Algeria and Croatia.
The total cash paid (including acquisition costs) amounted to £59 million, on which goodwill of £57 million arose.
160 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

A summary of the net assets and liabilities arising on acquisitions during 2004 is set out below:

	All acquisitions
	Local	Fair value	Fair
	book values	adjustments	value
	£m	£m	£m

Intangible assets	–	–	–

Property, plant and equipment	18	(16)	2

Inventories	1	–	1

Trade and other receivables	1	(7)	(6)

Trade and other payables	13	(2)	11

Other	(13)	6	(7)

	20	(19)	1

Goodwill			57

			58

Cash consideration			58

Transaction costs			1

Cash paid			59

Net cash acquired			(1)

Net cash paid			58

Included in the above table is the finalisation of purchase price and fair value adjustments in respect of the 2003 acquisition of Adams. The impact on goodwill arising from these adjustments amounts to £4 million. In addition the finalisation of fair value adjustment in respect of other 2003 acquisitions amounts to £2 million. The adjustments primarily relate to property related fair value adjustments and the reclassification of certain debtor balances.
Of the £15 million of provisional fair value adjustments noted above, the principal adjustments related to the revaluation of tangible fixed assets to reflect the market value of the production facilities and plant and machinery acquired in the Adams China acquisition.
The acquisitions contributed £3 million of revenue and £nil to Group profit from operations to the Group’s results in 2004.
32. Discontinued operations
In 2005, our beverage businesses in Europe and Syria were classified as discontinued. In 2006, we announced and completed the disposal of our South Africa beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it was also classified as discontinued operations. As required by IFRS 5 the following income statement and associated notes for 2005 and 2004 have been re-presented on a comparable basis.
(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

	2006	2005	2004
	£m	£m	£m

Revenue	70	725	726

Trading costs	(67)	(604)	(603)

Restructuring costs	–	(15)	(27)

Amortisation/impairment of intangibles	–	–	–

Non-trading items	–	–	1

Profit from operations	3	106	97

Share of result in associates	–	–	(1)

Profit before financing and taxation	3	106	96

Investment income	–	–	–

Finance costs	(5)	(1)	–

(Loss)/profit before taxation	(2)	105	96

Taxation	4	(20)	(41)

Profit/(loss) on disposal	631	(9)	–

Tax on profit on disposal	(42)	–	–

Release of disposal tax provisions	51	–	–

Net profit attributable to discontinued operations	642	76	55

The results for 2006 represent the results prior to the relevant disposal date. The loss on disposal recorded in 2005 relates to transaction costs incurred before the 2005 year end.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 161

Financial statements continued

32. Discontinued operations continued

(b) Employees and emoluments	2006	2005	2004
	£m	£m	£m

Emoluments of employees, including Directors, comprised:

Wages and salaries	10	80	87

Social security costs	2	19	22

Share based payments	1	2	1

Post-retirement benefit costs	–	5	2

	13	106	112

	2006	2005	2004

Average employee headcount:

Discontinued operations	309	3,703	4,118

(c) Profit from operations is after charging:	2006	2005	2004
	£m	£m	£m

Research and product innovation	–	3	3

Depreciation of property, plant and equipment – owned assets	1	18	27

Maintenance and repairs	–	8	8

Advertising and promotional marketing	5	79	77

Impairment in trade receivables	–	1	1

Auditors’ remuneration

Audit services	–	0.5	0.5

	–	0.5	0.5

(d) Taxation	2006	2005	2004
	£m	£m	£m

Current tax – discontinued operations:

– UK	(27)	(19)	–

– Overseas	(11)	(13)	(12)

– Adjustment in respect of prior year	51	1	–

	13	(31)	(12)

Deferred tax – discontinued operations:

– UK	–	–	(1)

– Overseas	–	11	(38)

– Adjustment in respect of prior year	–	–	10

	–	11	(29)

Taxation from discontinued operations	13	(20)	(41)

UK tax is calculated at 30% (2005 and 2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The current year tax charge primarily represents tax on the disposal of Europe Beverages. The prior year adjustment relates to the release of disposal tax provisions. In 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. The original disposal gains, net of tax, were treated as discontinued operations and hence the release of the unutilised provisions has been reported in the same line.
The charge for the year can be reconciled to the profit per the income statement as follows:

	2005	2004
	%	%

Tax at the UK corporation rate	30.0	30.0

Tax effect of share of results of associates	–	–

Tax effect of expenses that are not deductible in determining taxable profit	2.9	–

Tax effect of intangible asset	(12.3)	19.7

Tax effect of income not taxable	(0.8)	–

Tax effect of prior period adjustments	(1.3)	(11.1)

Effect of different tax rates of subsidiaries operating in other jurisdictions	–	1.7

Other tax effects	0.5	2.4

Release of disposal provisions	–	–

Effective tax rate for the year for discontinued operations	19.0	42.7

No reconciliation of the tax rate for discontinued operations in 2006 has been provided given the discrete nature of the balances.

162 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

(e) The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

2005
£m

Assets

Non-current assets

Goodwill	230

Brand intangibles	370

Software intangibles	2

Property, plant and equipment	153

Investment in associates	30

Deferred tax assets	1

Trade and other receivables	1

787

Current assets

Inventories	20

Short-term investments	3

Trade and other receivables	116

Tax recoverable	3

Cash and cash equivalents	11

Derivative financial instruments	–

153

Non-current assets held for sale	1

Total assets	941

Liabilities

Current liabilities

Trade and other payables	(160)

Tax payable	(3)

Short-term borrowings and overdrafts	(8)

Short-term provisions	(4)

Current instalments of finance leases	(2)

Derivative financial instruments	–

(177)

Non-current liabilities

Trade and other payables	(1)

Borrowings	–

Retirement benefit obligation	(12)

Tax payable	–

Deferred tax liabilities	(94)

Long-term provisions	(3)

Obligations under finance leases	(4)

(114)

Total liabilities	(291)

Net assets	650

The total assets and total liabilities of the discontinued operations are each shown separately and excluded from the individual line items of the balance sheet in 2005. However, no re-presentation of 2004 was required and the assets and liabilities were included in the individual line items for this year. The disposals of the discontinued beverage businesses in Europe, South Africa and Syria were completed during 2006. As such at 31 December 2006 there are no remaining assets or liabilities relating to these operations. Hence only amounts in respect of the beverage business in Europe and Syria in 2005 are shown above.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 163

Financial statements continued

32. Discontinued operations continued
(f) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2006	2005	2004
	£m	£m	£m

Net cash flows from operating activities	15	93	109

Net cash flows from investing activities	(1)	(13)	(11)

	14	80	98

(g) Earnings per share from discontinued operations are as follows:

		Earnings			EPS
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	pence	pence	pence

Reported	642	76	55	31.0	3.7	2.7

Restructuring costs	–	15	27	–	0.7	1.4

Non-trading items	(631)	–	(1)	(30.5)	–	(0.1)

IAS 39 adjustment – fair value accounting	–	(1)	n/a	–	–	n/a

Disposal costs	–	9	–	–	0.4	–

Effect of tax on above items	42	(14)[1]	(9)	2.0	(0.7)	(0.4)

Release of disposal tax provisions	(51)	–	–	(2.4)	–	–

Underlying	2	85	72	0.1	4.1	3.6

[1]	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
The diluted reported and Underlying earnings are set out below:

	2006	2005	2004
	pence	pence	pence

Diluted reported	30.7	3.7	2.7

Diluted Underlying	0.1	4.0	3.6

Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is included in Note 13.

33. Leasing commitments
(a) Finance leases

	Minimum lease payments			Present value of minimum lease payments
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

On leases expiring:

Within one year	25	23	22	22	20	20

Between one and five years	32	44	68	28	42	65

After five years	8	1	1	5	1	1

	65	68	91	55	63	86

Less future finance charges	(10)	(5)	(5)

Present value of lease obligations	55	63	86

Amount due for settlement within 12 months	22	20	20

Amount due for settlement after 12 months	33	43	66

It is the Group’s policy to lease certain of its plant and equipment under finance leases. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements are entered into for contingent rental payments. The carrying value of the Group’s lease obligations approximates their fair value.

164 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2006	2005	2004
	£m	£m	£m

Within one year	66	52	57

Between one and five years	190	133	127

After five years	124	113	102

	380	298	286

	2006	2005	2004
	£m	£m	£m

Operating lease expenses charged in the income statement	72	57	66

34. Contingent liabilities and financial commitments
(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December 2006 being £3,520 million (2005: £4,064 million; 2004: £3,898 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2006 was £2,658 million (2005: £3,607 million; 2004: £3,592 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the Group’s borrowings of £3,304 million (2005: £4,279 million; 2004: £4,216 million) and have the same maturity.
(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2005: £14 million; 2004: £76 million).
(c)	The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.
(d)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.
(e)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.
(f)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 165

Financial statements continued

35. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

		2005	2004
	2006	Re-presented [1]	Re-presented [1]
	£m	£m	1£m

Profit from operations

– Continuing operations	909	995	819

– Discontinued operations	3	106	97

	912	1,101	916

Adjustments for:

Depreciation and amortisation	270	213	222

Restructuring	50	(17)	5

Non-trading items	(40)	(25)	(19)

Post-retirement benefits	(1)	7	19

Additional funding of past service pensions deficit	(67)	(31)	–

Other non-cash items	37	11	40

Operating cash flows before movements in working capital	1,161	1,259	1,183

(Increase)/decrease in inventories	(2)	10	(47)

Decrease/(increase) in receivables	50	(83)	9

(Decrease)/increase in payables	(64)	110	(39)

Net movement in working capital	(16)	37	(77)

	1,145	1,296	1,106

Interest paid	(214)	(230)	(239)

Interest received	28	31	28

Income taxes paid – excluding disposals	(256)	(206)	(150)

Income taxes paid – disposals	(83)	–	–

Net cash from operating activities	620	891	745

[1]	Re-presented to include interest paid and interest received within operating activities, see Note 1(b).

166 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

36. Group companies

Proportion of
			Country of		issued share
			incorporation		capital held
	Activities		and operation		if not 100%

Details of principal associated undertakings

Camelot Group plc*	(c	)	Great Britain (ii	)	20%

Meito Adams Company Ltd	(a	)	Japan		50%

Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i	)	49%

Details of principal subsidiary undertakings

Operating companies (unless otherwise stated)

United Kingdom:

Cadbury Trebor Bassett (an unincorporated partnership operating in

Great Britain between Cadbury Ltd, Trebor Bassett Ltd and

The Lion Confectionery Co Ltd)	(a	)	n/a

Green & Black’s Chocolate Ltd*	(b	)	Great Britain

Reading Scientific Services Ltd*	(c	)	Great Britain

Europe:

Cadbury Belgium NV	(a	)	Belgium

Dandy A/S	(a	)	Denmark

Cadbury Stimorol Danmark A/S	(a	)	Denmark

Cadbury France	(a	)	France

Comptoir Européen de la Confiserie	(a	)	France

Cadbury Hellas AE	(a	)	Greece

Berkeley Re Ltd	(c	)	Ireland

Cadbury Ireland Ltd	(a	)	Ireland

Cadbury Italia SpA#	(a	)	Italy

Cadbury Nederland BV	(a	)	Netherlands

Cadbury CIS BV	(a	)	Netherlands

Cadbury Wedel Sp. zo.o.	(a	)	Poland

Cadbury Portugal – Produtos de Conféitaria, Lda	(a	)	Portugal

Dirol Cadbury LLC	(a	)	Russia

Cadbury España, SL	(a	)	Spain

Cadbury Sweden AB	(a	)	Sweden

Cadbury Switzerland Faguet & Co	(a	)	Switzerland

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 167

Financial statements continued
36. Group companies continued

Proportion of
			Country of		issued share
			incorporation		capital held
	Activities		and operation		if not 100%

Americas:

Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii	)

Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil

Cadbury Adams Bolivia S.A.	(a	)	Bolivia

Cadbury Adams Canada Inc	(a	)	Canada

Cadbury Beverages Canada Inc	(b	)	Canada

Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a	)	Chile

Cadbury Adams Colombia SA	(a	)	Colombia

Cadbury Adams Costa Rica SA	(a	)	Costa Rica

Cadbury Adams Dominicana S.A.	(a	)	Dominican Republic

Cadbury Adams Ecuador SA	(a	)	Ecuador

Cadbury Adams El Salvador SA de CV	(a	)	El Salvador

Cadbury Adams Guatemala, SA	(a	)	Guatemala

Cadbury Adams Distribuidora Mexico, SA de C.V.	(a	)	Mexico

Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico

Cadbury Schweppes Bottling Group Inc	(b	)	US

Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii	)

Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii	)

Cadbury Adams Panama, SA	(a	)	Panama

Cadbury Adams Peru SA	(a	)	Peru

Cadbury Adams USA LLC	(a	)	US (i	)

Dr Pepper/Seven Up, Inc	(b	)	US

Mott’s LLP	(b	)	US

Pacific Snapple Distributors, Inc	(b	)	US

Snapple Beverage Corp	(b	)	US

Snapple Distributors, Inc	(b	)	US

CAS Uruguay SA	(a	)	Uruguay

Cadbury Adams, SA	(a	)	Venezuela

Other overseas:

Cadbury Schweppes Pty Ltd	(a	)(b)	Australia (i	)

Cadbury Confectionery (Guangzhou) Co, Ltd	(a	)	China

Cadbury Food Co Ltd China	(a	)	China

Trebor Wuxi Confectionery Company Ltd	(a	)	China

Cadbury Egypt Group for Food Industries Company	(a	)	Egypt

The International Company for Gum and Confectionery S.A.E. ‘Incogum’	(a	)	Egypt

Cadbury Ghana Ltd	(a	)	Ghana

Cadbury Four Seas Company Ltd	(a	)	Hong Kong		70%

Cadbury India Ltd	(a	)	India		97.4%

PT Cadbury Indonesia	(a	)	Indonesia

Cadbury Japan Ltd	(a	)	Japan

Cadbury Kenya Ltd	(a	)	Kenya

Cadbury Adams Middle East SAL	(a	)	Lebanon

Cadbury Confectionery Malaysia SB	(a	)	Malaysia		65.5%

Cadbury Morocco	(a	)	Morocco

Cadbury Confectionery Ltd	(a	)	New Zealand

Cadbury Pakistan Ltd	(a	)	Pakistan		96%

Cadbury Singapore Pte Ltd	(a	)	Singapore

Bromor Foods (Pty) Ltd	(a	)	South Africa

Cadbury South Africa (Pty) Ltd	(a	)	South Africa

Cadbury (Swaziland) (Pty) Ltd	(a	)	Swaziland

Cadbury Adams (Thailand) Ltd	(a	)	Thailand

Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)		95.4%

Cadbury Nigeria plc	(a	)	Nigeria		50.02%	††

168 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

Proportion of
			Country of		issued share
			incorporation		capital held
	Activities		and operation		if not 100%

Finance and holding companies:

Cadbury Schweppes Australia Ltd	(c	)	Australia (ii	)

CS Finance Pty Ltd	(c	)	Australia (i	)

Cadbury Schweppes France SAS	(c	)	France

Berkeley Square Investments Ltd*	(c	)	Great Britain

Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore

Cadbury Schweppes Finance p.l.c.*	(c	)	Great Britain

Cadbury Schweppes Holdings LLC	(c	)	Great Britain+ (i	)

Cadbury Schweppes Investments plc*	(c	)	Great Britain

Cadbury Schweppes Overseas Ltd	(c	)	Great Britain

Cadbury Schweppes US Investments Ltd	(c	)	Great Britain

Vantas International Ltd*	(c	)	Great Britain

Cadbury Schweppes Treasury Services	(c	)	Ireland (i	)

Adams MeCCA Holdings BV	(c	)	Mexico	†

Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii	)

Cadbury Schweppes Investments BV	(c	)	Netherlands (i	)

Cadbury Schweppes Delaware, LP	(c	)	US

Cadbury Schweppes Holdings (U.S.)	(c	)	US

CBI Holdings Inc	(c	)	US (i	)

*	Investment directly held by Cadbury Schweppes plc

†	Incorporated in Netherlands

+	Incorporated in US

#	Company disposed of on 16 February 2007

††	45% until 20 February 2006, 50.02% from this date until 31 December 2006
Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.
The nature of the activities of the individual companies is designated as follows:
(a) Confectionery
(b) Beverages
(c) Other (including holding companies)
The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.
Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 169

Financial statements continued
37. Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.
Trading transactions

	Sales of goods			Purchases of goods
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

DPSUBG	55	242	285	8	73	5

EE	2	41	35	10	170	123

Meito Adams	6	5	6	39	36	36

	Amounts owed by related parties			Amounts owed to related parties
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	36	23	n/a	11	9

EE	n/a	5	–	n/a	8	3

Meito Adams	1	1	–	3	3	2

DPSUBG – Dr Pepper/Seven Up Bottling Group, Inc – until 2 May 2006
EE – L’Europeenne D’Embouteillage SAS – sold on 2 February 2006
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee (see pages 18 to 20 for details). Short term employee benefits expense relating to these individuals was £9 million (2005: £10 million; 2004: £9 million), post retirement benefits expense was £2 million and share-based payments expense was £10 million (2005: £10 million; 2004: £8 million).

38. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Average	Closing	Closing	Closing
	2006	2005	2004	2006	2005	2004

US dollar	1.85	1.82	1.83	1.96	1.72	1.92

Canadian dollar	2.09	2.20	2.21	2.28	2.01	2.30

Australian dollar	2.44	2.39	2.48	2.49	2.34	2.45

Euro	1.47	1.46	1.47	1.48	1.46	1.41

South African rand	12.5	11.5	11.7	13.8	10.9	10.8

Mexican peso	20.0	19.8	20.6	21.1	18.3	21.4

170 Financial statements Cadbury Schweppes Annual Report & Accounts 2006

39. Changes and proposed changes to generally accepted accounting principles
IFRS 7, “Financial Instruments: Disclosures”, introduces new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, ‘Financial Instruments: Disclosure and Presentation’. IFRS 7 is effective for fiscal years beginning 1 January 2007. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007, and it is not expected to have a material effect on its disclosures.
IFRS 8, “Operating Segments”, which will replace IAS 14, “Segment Reporting”, adopts a ‘management approach’ under which segmental information is presented on the same basis as that used for internal reporting purposes. It is effective for annual periods beginning on or after 1 January 2009. Whilst the standard will not impact the financial position of the Group the current segment reporting disclosures may be subject to change.
IFRIC 7, “Applying the Restatement Approach” under IAS 29 “Financial Reporting in Hyperinflationary Economies” provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period. IFRIC 4 is effective for periods beginning 1 March 2006. The Group does not currently expect IFRIC 7 to have a material impact on its financial position, results of operations or cash flows.
IFRIC 8, “Scope of IFRS 2”, clarifies that transactions within the scope of IFRS 2, “Share-based Payment”, include those transactions in which the entity cannot specifically identify some or all of the goods or services received. In particular, if the identifiable consideration received appears to be less than the fair value of the equity instruments granted or liability incurred, typically this circumstance indicates that other consideration has been (or will be) received, in which case IFRS 2 applies. IFRIC 8 is effective for annual periods beginning on or after 1 May 2006. The Group does not currently expect IFRIC 8 to have a material impact on its financial position, results of operations or cash flows.
IFRIC 9, “Reassessment of Embedded Derivatives”, clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes party to the contract. Reassessment should only occur if there is a change in the terms of the relevant contract. IFRIC 9 is effective for annual periods beginning on or after 1 June 2006. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.
IFRIC 10, “Interim Financial Reporting and Impairment”, states that impairment losses on goodwill and certain financial assets recognised in an interim financial statement may not be reversed in subsequent interim or annual financial statements. This interpretation is effective for annual periods beginning on or after 1 November 2006. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.
IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions”, provides guidance on whether share-based transactions involving group entities should be accounted for as equity-settled or cash-settled share-based payment transactions. IFRIC 11 is effective for annual periods beginning on or after 1 March 2007. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.
IFRIC 12, “Service Concession Arrangements”, addresses the accounting by operators of public-private service concession arrangements. IFRIC 12 is effective for annual periods beginning on or after 1 January 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.

40. Approval of financial statements
The financial statements were approved by the Board of Directors and authorised for issue on 9 March 2007.

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements 171

Financial statements for Cadbury Schweppes plc
Statement of Directors’ responsibilities in relation to the financial statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.
The Directors are required by the Companies Act 1985 to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company as at the end of the financial year.
The Directors consider that in preparing the financial statements the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company, and which enable them to ensure that the financial statements comply with the Companies Act 1985.
The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.
Independent Auditors’ report to the members of Cadbury Schweppes plc
We have audited the parent Company financial statements of Cadbury Schweppes plc for the year ended 31 December 2006 which comprise the balance sheet and the related notes 1 to 13. These parent Company financial statements have been prepared under the accounting policies set out therein.
The corporate governance statement and the Directors’ remuneration report are included in the Annual Report & Accounts of Cadbury Schweppes plc for the year ended 31 December 2006. We have reported separately on the Group financial statements of Cadbury Schweppes plc for the year ended 31 December 2006 and on the information in the Directors’ remuneration report that is described as having been audited.
This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The Directors’ responsibilities for preparing the parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ responsibilities.
Our responsibility is to audit the parent Company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors’ report is consistent with the parent Company financial statements. The information given in the Directors’ report includes that specific information presented in the Financial Review that is cross referred from the Business review section of the Directors’ report.
In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
We read the other information contained in the Annual Report & Accounts as described in the contents section and consider whether it is consistent with the audited parent Company financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the parent Company financial statements. Our responsibilities do not extend to any further information outside the Annual Report & Accounts.
174 Financial statements for Cadbury Schweppes plc Cadbury Schweppes Annual Report & Accounts 2006

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent Company financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent Company financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company financial statements.
Opinion
In our opinion:
•	the parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 December 2006;

•	the parent Company financial statements have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors’ report is consistent with the parent Company financial statements.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

9 March 2007

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements for Cadbury Schweppes plc 175

Financial statements for Cadbury Schweppes plc continued
Balance sheet as at 31 December 2006 (Note 1)

		2006	2005
Notes		£m	£m

	Fixed assets

4	Tangible fixed assets	98	114

5	Investments in associates	9	9

5	Investments	4,660	5,397

		4,767	5,520

	Current assets

6	Debtors

	– due within one year	121	132

	– due after one year	9	30

	Cash at bank and in hand	–	8

		130	170

	Creditors: amounts falling due within one year

11	– borrowings	(1,326)	(2,159)

8	– other	(88)	(118)

	Net current liabilities	(1,284)	(2,107)

	Total assets less current liabilities	3,483	3,413

	Creditors: amounts falling due after more than one year

11	– borrowings	(610)	(843)

9	– other	–	(100)

		(610)	(943)

	Net assets	2,873	2,470

	Equity capital and reserves

12	Called-up share capital	262	260

12	Share premium account	1,171	1,135

12	Revaluation reserve	1	1

12	Other reserves	305	542

12	Profit and loss account	1,134	532

	Equity shareholders’ funds	2,873	2,470

On behalf of the Board

Directors:	Todd Stitzer Ken Hanna
9 March 2007
The accompanying notes are an integral part of the balance sheet.
176 Financial statements for Cadbury Schweppes plc Cadbury Schweppes Annual Report & Accounts 2006

1 Significant accounting policies
The separate financial statements of the Company are presented as required by the Companies Act 1985.
(a) Accounting convention
The separate financial statements of the Company are prepared under the historical cost convention modified for the revaluation of certain land and buildings. These financial statements are prepared in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Standards which have been applied consistently throughout the year and the preceding year.
(b) Financial year
In prior years, the annual financial statements were made up to the Sunday nearest to 31 December. This resulted periodically in a financial year of 53 weeks. In 2006 the Company’s statutory accounts are drawn up on a calendar year basis and consist of 12 monthly periods. The profit and loss accounts cover the year to 31 December 2006 and the 52 weeks from 3 January 2005 to 1 January 2006. The balance sheets have been drawn up as at 31 December 2006 and 1 January 2006.
(c) Preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
(d) Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates ruling at the end of the financial year. All profits and losses on exchange are credited or charged to the profit and loss account.
Exchange differences arising on translation of foreign equity investments financed by foreign currency borrowings are dealt with through profit or loss, together with exchange differences on the related borrowings.
(e) Taxation
Corporation tax payable is provided on the taxable profit at the current rate. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.
A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the Underlying timing differences can be deducted.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted substantively by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(f) Investments
Fixed asset investments are shown at cost less provision for any impairment.
Current asset investments are stated at the lower of cost and net realisable value.
(g) Tangible fixed assets
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses with the exception of certain land and building assets which were revalued in 1995.
Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%-10%
Vehicles	12.5%-20%
Office equipment	10%-20%
Computer hardware	12.5%-33%
Cadbury Schweppes Annual Report & Accounts 2006 Financial statements for Cadbury Schweppes plc 177

Financial statements for Cadbury Schweppes plc continued
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease. In specific cases different depreciation rates are used, e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Company (“finance leases”), the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the profit and loss account on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.
(h) Cash flow statement
The results, assets and liabilities of the Company are included in the consolidated financial statements of Cadbury Schweppes plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 (revised), “Cash flow statements”.
(i) Share-based payments
The Company has a number of share-based payment plans that certain employees participate in. Accounting for these is in accordance with FRS 20 and is also in accordance with the Group accounting policy in Note 1 and the disclosures provided in Note 26 to the Group consolidated financial statements which have been prepared under IFRS 2, “Share-based payment”.
(j) Pensions
The Company accounts for pensions and post-retirement benefits in accordance with FRS 17.
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability.
The Company also participates in the Group’s defined benefit retirement schemes. The Company is unable to identify its share of the assets and liabilities in the schemes on a consistent and reasonable basis. Therefore the Company has applied the provisions of FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognises only the contributions payable each year.
(k) Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made from the revaluation reserves to the profit and loss reserve each year in order to amortise these revaluation surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value at the date of disposal and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

2 Profit and loss account for the year
As permitted by section 230 of the Companies Act 1985, the Company has elected not to present its own profit and loss account for the year. Cadbury Schweppes plc reported a profit for the financial year ended 31 December 2006 of £322 million (2005: £309 million). The historical cost profit for the financial year was £322 million (2005: £309 million).
The auditors’ remuneration for audit services to the Company was £0.7 million (2005: £0.5 million). The auditor’s remuneration for non-audit services to the Company was £3.1 million (2005: £2.1 million). Non-audit services were: other services pursuant to legislation £1.8 million (2005: £1.4 million), tax services £0.7 million (2005: £0.5 million) and corporate finance services £0.6 million (2005: £0.2 million).
178 Financial statements for Cadbury Schweppes plc Cadbury Schweppes Annual Report & Accounts 2006

3 Directors’ emoluments and employee information
The Directors are remunerated by Cadbury Schweppes plc for their services to the Group as a whole. No remuneration was paid to them specifically in respect of Cadbury Schweppes plc in either year. Full details of Directors’ emoluments are given in the Directors’ Remuneration Report in the Group consolidated financial statements.

	2006	2005
	£m	£m

Emoluments of employees, including Directors, comprised:

Wages and salaries	64	73

Social security costs	9	10

Share-based payments	11	7

Post-retirement benefit costs	37	22

	121	112

The 2005 comparative disclosures have been restated to reflect certain employees of the Company whose cost was omitted in the prior year.
An additional contribution of £31 million (2005: £13 million) was made to the defined benefit pension schemes in the year.

	2006	2005
	£m	£m

Average employee headcount – administrative	721	734

4 Tangible fixed assets
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or valuation

At 1 January 2006	7	139	12	158

Additions	–	–	8	8

Disposals	(1)	(1)	–	(2)

Transfers on completion	–	5	(5)	–

Transfers to subsidiary undertakings	–	(3)	–	(3)

At 31 December 2006	6	140	15	161

Accumulated depreciation

At 1 January 2006	(2)	(42)	–	(44)

Depreciation for the year	–	(20)	–	(20)

Disposals	–	1	–	1

At 31 December 2006	(2)	(61)	–	(63)

Net book value

At 1 January 2006	5	97	12	114

At 31 December 2006	4	79	15	98

(b) Analysis of land and buildings

	2006	2005
	£m	£m

Analysis of net book value:

Freehold	2	3

Long leasehold	–	–

Short leasehold	2	2

	4	5

Analysis of gross value:

At 1995 valuation

– existing use	3	4

– alternative use	–	–

At cost	3	3

	6	7

Cadbury Schweppes Annual Report & Accounts 2006 Financial statements for Cadbury Schweppes plc 179

Financial statements for Cadbury Schweppes plc continued
The Company’s properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

	2006	2005
	£m	£m

Land and buildings at cost	5	5

Accumulated depreciation thereon	(2)	(2)

	3	3

Depreciation charge for the year	–	–

(c)	The Company holds no assets under finance leases (2005: £nil).

(d)	Commitments for capital expenditure contracted for but not provided in the Company financial statements at the end of the year were £nil (2005: £nil).

5 Investments
(a) Analysis of components

	2006	2005
	£m	£m

Shares in associated undertakings

– Listed	–	–

– Unlisted	9	9

Total net book value of associates	9	9

Loans to associated undertakings	–	–

Investments in associates	9	9

Shares in subsidiary undertakings	3,271	628

Loans to subsidiary undertakings	1,388	4,768

Other unlisted investments	1	1

Investments	4,660	5,397

Details of the principal subsidiary and associated undertakings are set out in Note 36 to the Group consolidated financial statements.
(b) Analysis of movements

	Shares in	Loans to	Other	Shares in
	subsidiary	subsidiary	unlisted	associated
	undertakings	undertakings	investments	undertakings
	£m	£m	£m	£m

Cost less amounts written off at 1 January 2006	628	4,768	1	9

Recapitalisation of existing investments	2,795	–	–	–

Capital contribution in respect of share awards	26	–	–	–

Disposals	(178)	–	–	–

Movements on loans during the year	–	(3,380)	–	–

Cost less amounts written off at 31 December 2006	3,271	1,388	1	9

6 Debtors

	2006	2005
	£m	£m

Amounts owed by subsidiary undertakings	75	49

Amounts owed by associated undertakings	–	2

Tax on profit	31	67

Deferred tax recoverable after more than one year	9	30

Prepayments and accrued income	10	13

Other debtors	5	1

	130	162

Loans to subsidiary and associated undertakings bear interest at market rates. All amounts are receivable within one year unless otherwise indicated.
180 Financial statements for Cadbury Schweppes plc Cadbury Schweppes Annual Report & Accounts 2006

7 Deferred taxation
The deferred tax asset recognised by the Company, and the movements thereon, during the year are as follows:

			Other
	Fixed		timing
	assets	Pensions	differences	Total
	£m	£m	£m	£m

At 1 January 2006	18	3	9	30

Charge to profit or loss for the year	(10)	(2)	(9)	(21)

At 31 December 2006	8	1	–	9

The Company deferred tax asset is included in debtors (see Note 6). The Company has unrecognised deferred tax liabilities on property revaluations of £1 million (2005: £1 million).

8 Creditors: amounts falling due within one year

	2006	2005
	£m	£m

Amounts owed to subsidiary undertakings	7	30

Other taxes and social security costs	4	3

Accruals and deferred income	40	32

Other creditors	37	53

	88	118

Amounts owed to subsidiary and associated undertakings are repayable at various dates throughout 2007 and bear interest at market rates or are non-interest bearing.

9 Creditors: amounts falling due after more than one year

	2006	2005
	£m	£m

Tax on profit	–	100

10 Post-retirement benefits
The Company is a participating member of the Cadbury Schweppes Pension Fund and the Cadbury Schweppes Supplementary Pension Plan defined benefit plans created for the benefit of UK employees of the Group. These plans are administered and funded on a Group basis, with contributions fixed based on the position of the overall fund. It is not possible to identify the Company’s share of the assets and liabilities in the schemes on a consistent and reasonable basis. Therefore the Company has applied the provisions of FRS 17 to account for defined benefit plans as if they were defined contribution plans and no net surplus or deficit has been recorded on the Company balance sheet. On an FRS 17 basis the Cadbury Schweppes pension fund has a small surplus and the Cadbury Schweppes Supplemental Pension Plan is in deficit. Full details of the net liabilities of the total schemes and the assumptions used to determine this are included in Note 25 to the Group accounts.
Cadbury Schweppes Annual Report & Accounts 2006 Financial statements for Cadbury Schweppes plc 181

Financial statements for Cadbury Schweppes plc continued
11 Borrowings

		2006		2005
	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Unsecured

Loan notes	2	–	3	–

Loans from subsidiary undertakings	1,322	610	2,146	843

Bank overdraft	2	–	10	–

	1,326	610	2,159	843

	2006	2005
	£m	£m

Maturity profile

Within one year or on demand	1,326	2,159

Between one and two years	–	–

Between two and five years	–	–

After five years	610	843

	1,936	3,002

Loans from subsidiary and associated undertakings bear interest at market rates or are non-interest bearing. The Company’s borrowings due for repayment after five years are not repayable by instalments.

12 Capital and reserves
(a) Share capital

	2006	2005
	£m	£m

Authorised:

3,200 million ordinary shares of 12.5p each	400	400

Allotted, called-up and fully paid:

2,084 million ordinary shares of 12.5p each	262	260

The Company has one class of ordinary shares which carry no right to fixed income.
During 2006, 10,682,192 ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the year was £1.3 million. There were no other changes in the issued ordinary share capital of the Company during the year.
During 2005, 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the year was £1.4 million.
There were no other changes in the issued ordinary share capital of the Company during the year.
182 Financial statements for Cadbury Schweppes plc Cadbury Schweppes Annual Report & Accounts 2006

12 Capital and reserves continued
(b) Movements on capital and reserves

				Capital
	Share	Share	Revaluation	redemption		Retained
	capital	premium	reserve	reserve	Other	profits	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2006	260	1,135	1	90	452	532	2,470

Shares issued for cash	2	36	–	–	–	–	38

Retained profit for year	–	–	–	–	–	322	322

Movement in own shares	–	–	–	–	–	13	13

Share-based payments	–	–	–	–	–	30	30

Reserves transfer	–	–	–	–	(237)	237	–

At 31 December 2006	262	1,171	1	90	215	1,134	2,873

At 31 December 2006, the Company held 19 million shares (2005: 22 million shares) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. During 2006, an additional £50 million of the Company’s shares were purchased by the Trust.
During 2006, the Company received £46 million (2005: £38 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.
The capital redemption reserve arose on the redemption of preference shares in 1997 and is considered non-distributable.
The other reserve represents an unrealised gain following an internal reorganisation. As this becomes distributable, a transfer is made to retained profits.
13 Share-based payments
The Company recognised total expenses of £11 million (2005: £7 million) related to equity-settled share-based payment transactions during the year. Full details of the share option plans are included in the Directors’ remuneration report in the Group consolidated financial statements.
The BSRP is available to a group of senior executives including the executive Directors. The maximum number of shares awarded in 2006 is 1,081,989 (2005: 1,242,938). 766,394 shares vested in 2006 (2005: 575,947). Also during the period, matching awards were made over 480,549 shares (2005: 380,922). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £5 million (2005: £2 million).
Certain senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2006 is 1,368,400 (2005: 1,311,000). No shares vested in 2006 (2005: Nil) and lapsed shares totalled 1,167,265 (2005: 1,194,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £3 million (2005: £2 million).
Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. The number of shares awarded in respect of 2006 was 220,390 (2005: 114,500). Awards under this plan are classified as equity settled.
Cadbury Schweppes Annual Report & Accounts 2006 Financial statements for Cadbury Schweppes plc 183

Financial statements for Cadbury Schweppes plc continued
13 Share-based payments continued
DSOP and share save plans, details of which are set out below, resulted in a charge of £3 million in 2006 (2005: £3 million).
2006: Details of the share option plans are as follows:

Weighted
							Exercise	Weighted	average		Weighted
							prices for	average	contractual		average
							options	exercise price	life in		exercise price
	Balance						outstanding	of options	months of		of options
	outstanding					Balance	at the end of	outstanding	options		currently
	at the					outstanding	the year in	at the end	outstanding		exercisable
	beginning				Employee	at the end	the range	of the year	at the end	Exercisable	at year end
	of the year	Granted	Exercised	Cancelled	transfers	of the year	(in £)	(in £)	of the year	at year end	(in £)

a	1,362,402	236,511	188,900	89,771	211,008	1,109,234	3.14-4.47	3.78	35	–	–

b	10,458,226	–	1,958,726	10,520	1,214,285	7,274,695	2.97-4.83	4.20	61	7,063,445	4.20

c	6,065,750	–	–	135,750	1,286,250	4,643,750	4.39-5.70	4.80	95	–	–

2005: Details of the share option plans are as follows:

Weighted
						Exercise	Weighted	average		Weighted
						prices for	average	contractual		average
						options	exercise price	life in		exercise price
						outstanding	of options	months of		of options
	Balance				Balance	at the end of	outstanding	options		currently
	outstanding				outstanding	the year in	at the end	outstanding		exercisable
	at the beginning				at the end	the range	of the year	at the end	Exercisable	at year end
	of the year	Granted	Exercised	Cancelled	of the year	(in £)	(in £)	of the year	at year end	(in £)

a	1,430,310	241,780	228,142	81,546	1,362,402	2.35-3.52	3.57	29	253,525	3.44

b	14,604,938	–	3,773,878	372,834	10,458,226	2.42-4.22	4.20	62	6,429,278	4.58

c	3,447,750	2,670,750	–	52,750	6,065,750	4.39-5.69	4.78	20	–	–

(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.
(b)	A Share Option Plan for Directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.
(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.
184 Financial statements for Cadbury Schweppes plc Cadbury Schweppes Annual Report & Accounts 2006

Your shareholding	186

Dividends and Annual General Meeting	186

Low cost share dealing	186

American Depositary receipts	187

SEC filings	187

Contents	Inside front cover

Index	188

Shareowner information

Your shareholding
The Company’s share register is maintained by Computershare Investor Services PLC; queries regarding your shareholding should be directed to them as follows:
>	For the UK and Europe:
The Registrar to Cadbury Schweppes plc, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK
Tel: +44 (0) 870 873 5803
Fax: +44 (0) 870 703 6103

>	For the Americas*: The Registrar to Cadbury Schweppes plc, Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, USA Tel: 1 888 728 8741 8.00 a.m. to 5.00 p.m. CST

>	For Asia Pacific*:
The Registrar to Cadbury Schweppes plc, Computershare Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Vic. 3067, Australia
Tel: 1 800 011 188, from outside Australia:
+(61) (1) 3 9415 4161
*	Correspondence sent to these addresses will be forwarded to the UK for processing.
>	Global e-mail address web.queries@computershare.co.uk

>	Global web address www.computershare.co.uk
In addition to general queries, for example changes to name or address details, loss of a share certificate or dividend warrant and details of current holdings, the Registrar can assist with the following;
>	Amalgamating different share accounts
Shareowners with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrar to amalgamate their holdings.

>	Dividend payments directly into bank accounts
Dividends for shareowners are paid through BACS and can be paid directly into your bank account with the tax voucher sent direct to the shareowner’s registered address. Please contact our Registrar for a dividend mandate form.

>	Dividends payable in foreign currencies
The Registrar is now able to pay dividends in 37 foreign currencies via a process called TAPS. There is an administrative fee of £2.50 deducted from each dividend payment. Contact our Registrar for further information.
>	Dividends Reinvestment Plan
We have a Dividend Reinvestment Plan (DRIP). This enables shareowners to use their cash dividends to buy ordinary obtained from the Registrar or from our website. Completed application forms for the DRIP, for the final dividend 2006, must be returned to the Registrar by 3 May 2007.
Financial calendar

	Final Dividend	Interim Dividend
Ordinary shares	for 2006	for 2007

Announcement of results	20 Feb 2007	1 August 2007

Ex-dividend date	25 April 2007	19 Sept 2007

Record date	27 April 2007	21 Sept 2007

Dividend payment	25 May 2007	19 Oct 2007

Dividends and Annual General Meeting (AGM)
The interim dividend for 2006 of 4.1p per ordinary share was paid on 20 October 2006. The final dividend for 2006 of 9.9p per ordinary share was announced by the Directors on 20 February 2007 and, subject to approval at the AGM on 24 May 2007 will be paid on 25 May 2007 to ordinary shareowners on the register at the close of business on 27 April 2007. The final dividend will be paid to ADR holders on 25 May 2007 on the register at 27 April 2007.
For information on historic dividends and share prices please log on to the Investor Centre part of our website, www.cadburyschweppes.com/EN/InvestorCentre/ShareholderInfo/.
Low cost share dealing service
Stocktrade offers our non-US resident shareowners a telephone share dealing service. The basic commission charge for this service is 0.5% of the total value of the sale or purchase amount, with a minimum charge of £15. if you are buying shares in a single trade in excess of £10,000, there is an additional charge of 0.5% stamp duty, with a PTM levy of £1.
To use this service please telephone +44 (0) 845 402 3026 between the hours of 8.30 a.m. and 4.30p.m., quoting Low Co204. For details of the service available to US resident shareowners, please contact the Group Secretariat department at the Company’s registered office on +44 (0) 20 7830 5178, or email group.secretariat@csplc.com
Full terms and conditions and information about our postal and internet share dealing services, are available at www.cadburyschweppes.com/lowcost.
ShareGift
Shareowners with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is available as follows:
ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London, W1K 3HN, UK
Tel: +44 (0) 20 7337 0501
www.sharegift.org

186 Shareowner information Cadbury Schweppes Annual Report & Accounts 2006

Shareowner fraud – tips on protecting your shareholding
The Financial Services Authority (FSA) estimates that 28 million UK consumers are targeted every year by a wide range of frauds. To reduce the risk of fraud happening to you please consider the following:
>	Ensure all your certificates are kept in a safe place or hold your shares electronically in CREST via a nominee.

>	Keep all correspondence from the Registrars which contains your shareowner reference number in a safe place. Destroy correspondence by shredding.

>	If you change your address inform the Registrars. If you receive a letter from the Registrars regarding a change of address and have not recently moved house, please contact them immediately. You may be a victim of identity theft.

>	Know when the dividends are paid. Consider having your dividend paid directly into your bank, reducing the risk of cheques being intercepted or lost in the post. If you change your bank account, inform the Registrar of the details of your new account. Respond to any letters the Registrar sends you about this.

>	If you are buying or selling shares, only deal with brokers registered in your country or the UK to buy or sell shares. Over the last year many companies have become aware that their shareowners have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based brokers offering US or UK investments. Shareholders are advised to be very wary of any unsolicited advice.
If you have any reason to believe that you may have been the target of a fraud, or attempted fraud, please contact Computershare immediately.
Unsolicited mail
The Company is legally obliged to make its share register available to the general public. Consequently some shareholders may receive unsolicited mail, including correspondence from unauthorised investment firms. If you wish to limit the amount of unsolicited mail you receive please contact:
The Mailing Preference Service
Freepost (LON20771)
London
W1E 0ZT
Electronic shareowner communication
The Company offers the opportunity to receive shareowner documents, such as Notices of Meetings, Forms of Proxy, the Annual Review and Summary Financial Statement, and/or Report & Accounts in electronic form via the Internet, rather than in paper form through the post. Shareowners who choose this option will receive a notification by e-mail each time we publish such a document on our website. This has the advantage of early delivery of information, improved accessibility to documents, it reduces the printing, paper and posting cost to the company with the added benefit of reducing environmental impact.
To register for communications electronically go to www.computershare.com/uk/cad/Ecomms to register. The shareowner reference number, which begins with one alphabetical character followed by 10 numerical digits, and postcode will be required as proof of identity.
American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents four ordinary shares.
The ADR Depositary is JPMorgan Chase Bank N.A. and enquiries may be directed to: JPMorgan Service Center,
PO Box 3408, South Hackensack,
NJ 07606-3408, USA
Tel: +1 781 575 2680 www.adr.com
Global invest direct
Global Invest Direct (GID) is a program established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company. Further information about GID may be obtained from JPMorgan Chase Bank N.A: Freephone: +1 800 428 4237 (US only) or at the address above. For calls from outside the US dial +1 781 575 2680.
SEC filings
In accordance with US legislation, the Company will file a Form 20-F with the Securities and Exchange Commission (SEC) in Washington D.C. A copy of this Report and Accounts will be filed with the SEC as an exhibit to a Form 6-K. This report is available for public inspection and a copy of the document is available on our website. If you wish to receive a hard copy of this Report, please contact Group Secretariat at the Company’s registered office.

Cadbury Schweppes Annual Report & Accounts 2006 Shareowner information 187

Index

A

Accounting convention 115, 176
Accounting policy changes 95
Acquisitions and disposals 10, 1, 4, 7, 15, 21, 22, 24, 25, 30, 47, 72, 73, 76, 77, 78, 88, 108
– Main beverages 24
– Main confectionery 22
– 2006 Acquisitions 159, 31, 73, 75
– 2005 Acquisitions 160, 81
Additional associated undertaking disclosures 144
Advertising costs 93, 134
American Depositary Receipts (ADRs) 187
Americas Beverages 2, 10, 20, 21, 25, 26, 30, 31, 32, 34, 74, 76, 77, 78, 82, 84, 96, 97, 109, 110, 111, 112, 113, 116, 124, 125, 141
Americas Confectionery 2, 4, 10, 20, 21, 25, 26, 27, 30, 32, 33, 34, 74, 76, 77, 79, 81, 82, 84, 96, 97, 109, 110, 111, 112, 113, 116, 124, 125, 141
Amortisation of brand intangibles 82
Analysis
– of components 133, 179
– of land and buildings 132, 178
– of movements 131, 133, 178, 179
– of movements in associated undertakings 133
Announcement of results 186
Annual General Meeting (AGM) Inside front cover, 186, 42, 43, 49, 50, 51, 54, 55, 60, 62, 86, 127, 144, 183
Annual Incentive Plan (AIP) 57, 55, 63, 71
Approval of financial statements 171
Asia Pacific 3, 4, 10, 13, 20, 21, 23, 25, 28, 31, 32, 33, 34, 73, 76, 77, 80, 81, 82, 85, 96, 97, 109, 110, 111, 112, 116, 124, 125, 141, 144, 145, 169, 186
Assets held for sale 135, 98, 107, 131, 132, 163
– and discontinued operations 119
Audit Committee 48, 19, 45, 46, 49, 51, 52
Audited information 63
Auditors 102, 42, 43, 49, 52, 101, 103, 125, 162, 173, 174, 177
Auditors’ report
– Group 102, 103
– Parent Company 174
B

Balance between fixed and variable pay 56
Balance sheet
– Group 107
– Parent Company 175
– post-balance sheet events 42
Basis of allocation of costs between segments 116
Basis of consolidation 115
Beverages
– Americas 2
– Asia Pacific 3
– Europe, Middle East and Africa 3
Beverages brands 21, 3
Board changes 5
Board Committees 48, 49, 50
Board effectiveness 47
Board meetings and attendance 46
Board of Directors and Chief Executive’s Committee 25
Board of Directors and Group Secretary 18, 19, 89, 150, 171
Bonus Share Retention Plan (BSRP) 58, 63, 65, 141
Borrowings
– Group 146, 147, 148, 149, 150, 151, 153, 155, 159, 160, 163, 165, 175, 176, 181
– Parent Company 181
Brand intangibles 82, 83, 118, 119, 130, 163
– amortisation of 82
Brands and other acquisition intangibles 91
Building Commercial Capabilities Programme, The 13, 34, 35, 86
Business overview 2

Business regions 30
Business reportable segments 116
Business review 42, 103, 174
Business segment analysis 77, 82, 109, 110, 111
– Americas Beverages 77, 82, 109, 110, 111
– Americas Confectionery 77, 82, 109, 110, 111
– Asia Pacific 77, 82, 109, 110, 111
– Central 77, 82, 109, 110, 111
– EMEA 77, 82, 109, 110, 111
Business segments performance 77, 78, 82, 84
– 2006 compared to 2005, 78
– 2005 compared to 2004, 84
Business today, The 22, 75
C

Cadbury Nigeria 74, 5, 22, 28, 49, 52, 73, 75, 76, 77, 78, 79, 80, 92, 113, 122, 128, 129, 133, 134, 158, 159, 168
Capabilities 17
– Employees 34
– People strategy 34
– Performance measurement and management 34
Capital and reserves
– Group 156, 157
– Parent Company 181, 182
Capital commitments 132, 88
Capital expenditure 88, 47, 50, 69, 70, 71, 72, 74, 88, 98, 99, 132
Capital structure and resources 86
Cash and cash equivalents 72, 86, 88, 107, 119, 148, 150, 154, 156, 163
Cash flows 88, 70, 71, 72, 77, 83, 89, 92, 98, 99, 102, 118, 120, 121, 122, 129, 131, 140, 148, 151, 154, 164, 165, 166, 171
– free cash flows 88
– on acquisitions and disposals 88
Cash flows from discontinued operations included in the Consolidated Cash Flow Statement 164
Cash flow statement 60, 72, 88, 102, 108, 115, 164, 177
Central revenue 80, 86
Chairman and non-executive Directors 62
Chairman’s statement 4
Changes and proposed changes to Generally Accepted Accounting Principles 171
Changes in the Directors’ share interests since the year-end (unaudited) 67
Changes to reward arrangements 54
Changes to the composition of the Board and CEC in 2005 25
Charitable and political contributions 42
Chief Executive’s Committee (CEC) 20, 50
Classes of drawn debt 147
Combined Code, The 43, 46, 52, 54, 103
Commodities 90, 154, 38, 70, 89, 91, 120, 122, 151, 156
Commodity risk 154
Community 36, 5, 9, 14, 30, 38, 50
– investment 38
Comparative statements 40
Competition 32
Competition and demand 38
Confectionery 22
– main acquisitions and disposals 22
Confectionery brands 21, 23, 28
Consolidated Balance Sheet 107, 102
Consolidated Cash Flow Statement 108, 101, 102, 164
Consolidated Income Statement 104, 105, 102, 115, 161
Consolidated Statement of Recognised Income and Expense 106, 102
Consumers and customers 33
Contamination 38
Contingent liabilities and financial commitments 165
Contractual obligations 87, 38, 88, 165

188 Index Cadbury Schweppes Annual Report & Accounts 2006

Corporate governance report 46, 25
– Board effectiveness 47
– External directorships for executive directors 48
– Institutional investors 50
– Internal control 51
– Introduction 46
– Key committees 48
– Non-executive Directors 48
– Relations with shareowners 50
– Remuneration Committee 50
– Role of the Board 47
– The Board 46
– The CEO and Chairman’s job descriptions 48
Corporate Social Responsibility (CSR) 5, 36, 9, 14, 30, 42, 46, 50, 51, 62
– Committee 50, 51
Creditors
– amounts falling due after more than one year 175
– amounts falling due within one year 180
– other 180
– trade 43
Credit risk 91, 151, 165, 38
Critical accounting estimates 91
Currency profile of borrowings 149
Currency risk 89, 151, 38
Customer concentration 38
D

Debt
– instruments 121
– net 161
Debtors 179
Deferred taxation 136, 180, 119
Delivering Fuel for Growth 11
Dependence on business partners 38
Derivatives 155, 120, 121, 126
– embedded 154, 90, 115, 171
– financial 74, 151, 155
– financial instruments 120, 86, 89, 107, 120, 121, 150, 155, 163
– foreign currency 152
– interest rate 153, 155
Description of business 21, 42, 50, 51, 75
Directors 18, 43
– share interests 43
– substantial shareholdings 43
Directors’ biographies 18
Directors’ emoluments and employee information 178
Directors’ indemnities 43
Directors’ remuneration 125, 55, 102
Directors’ remuneration report 54
Unaudited information:
– Annual Incentive Plan (AIP) 57
– Balance between fixed and variable pay 56
– Bonus Share Retention Plan (BSRP) 58
– Chairman and non-executive Directors 62
– Changes to reward arrangements 54
– Competitive positioning of remuneration 56
– Effect of IFRS on performance measures 61
– Executive Directors – outside appointments 61
– Introduction 54
– Long Term Incentive Plan (LTIP) 58
– Other share option plans 61
– Overview of remuneration elements executives 55
– Performance graph 57
– Remuneration Committee members and advisers 55
– Remuneration policy principles 56
– Retirement benefits 61
– Salaries and benefits in kind for executive Directors 57
– Service contracts 57
– Share-based awards and dilution 56

Directors’ remuneration tables 63
Directors’ report 42
– Auditors 42
– Business review 42
– Charitable and political contributions 42
– Corporate and Social Responsibility 42
– Directors’ indemnities 43
– Directors’ responsibilities 43
– Directors’ share interests 43
– Dividends 43
– Employees 42
– Environment 42
– Financial instruments 42
– General 42
– Going concern 43
– Legal proceedings 42
– Policy on payment to suppliers 43
– Post-balance sheet events 42
– Principal activities 42
– Revenue and profit 42
– Share capital 42
– Substantial shareholdings 43
Directors’ responsibilities 43
Directors’ service contracts 57, 61, 62
Directors’ share interests 43
Disabled persons 42
Disclosure review committees 51, 52
Discontinued Operations 77, 83, 161
– results of 161
Discount rates 92
Discretionary Share Option Plans 60
Disposal gain adjustment 159
Dividend 5
Dividend payment 186
Dividend Reinvestment Plan 186
Dividends 43, 78, 83, 127, 30, 67, 108, 176
– and Annual General Meeting 186
– directly into bank accounts 186
– payable in foreign currencies 186
E

Earnings per ordinary share 74, 177
Earnings per share 78, 83, 127, 164
– from discontinued operations 164
Effect of exchange rates and inflation on 2006 reported results 78, 83
Effect of IFRS on performance measures 61
Embedded derivatives 154, 90, 115, 171
Employee communication and involvement 35
Employee share ownership 35
Employees 20, 31
– average headcount 34, 178, 85, 125, 162, 178
– disabled 42
– equal employment opportunities 35
Employees and emoluments 125
Environment 42
Environment, Health and Safety (EHS) 37
Equal employment opportunities
– diversity and inclusiveness 35
Europe Beverages, disposal of 1, 12, 21, 24, 77, 81, 83, 86, 116, 125, 135, 162
Europe, Middle East and Africa (EMEA) 3, 27, 79, 85, 4, 10, 25, 32
Exchange controls and other limitations affecting security holders 178
Ex-dividend date 178
Executive Directors
– outside appointments 61
Executive summary 73, 75, 81, 178
Explanation of management performance measures 70
Explanation of performance analysis 72
External factors 75
External ratings 38

Cadbury Schweppes Annual Report & Accounts 2006 189

Index

F

Fair value analysis 89
Fair values and sensitivity analysis 154
Finance 30
Finance leases 132
Financial calendar 186
Financial derivatives 74, 151, 155
Financial goals 8
Financial instruments 120, 86, 89, 107, 120, 121, 150, 155, 163
Financial record, Group 96
Financial review 70
Overview:
– Cadbury Nigeria 74
– Capital structure and resources 86
– Earnings per ordinary share 74
– Executive summary 73
– Explanation of management performance measures 70
– Explanation of performance analysis 72
– Free cash flow 71
– Net debt 72
– Operating review 2006 compared to 2005 75
– Operating review 2005 compared to 2004 81
– Review of accounting policies 91
– Sources of revenue and trading costs 74
– The Fuel for Growth programme 74
– UK product recall 74
– Underlying earnings measures 70
Financial statements
– Group 102
– Parent Company 174
Financial year 176
Financing 77, 83
Financing cash flows 88
Foreign currencies 116, 176
Foreign currency derivatives 152
Foreign currency translation 170
Forward-looking statements 40
Free cash flow 88
Fuel for Growth Programme, The 9, 74
Functions 29
– Finance 30
– Global Commercial GC 29
– Global Supply Chain 29
– Human Resources 30
– Legal and Secretariat 31
– Science & Technology 30
Future cash flows 92
Future trends 75
G

Geographic spread and business complexity 39
Global Commercial 14
Global confectionery market shares 11
Global Supply Chain 14
Glossary Inside back cover
Goals and Priorities 10, 16, 17, 30, 42, 48
Going concern 43
Goodwill 117, 128
Gross profit analysis 123
Group’s accounting policies for financial instruments prior to adoption of IAS 39 121
Group companies 165, 167
Group Financial Record 96
– IFRS 96, 98
– UK GAAP 97, 99
Group profit from operations 82, 117, 122, 161
Group Secretary Inside front cover, 19
Group undrawn debt facilities 146
H

Health and well-being 35
Historical TSR Performance Growth
– Performance Graph 57
How the Board operates 47
Human resources 30, 3, 25
Human rights and employment standards, and ethical sourcing and procurement 37
I

IAS 39 Adjustment 77
IAS 39 Transition balance sheet 157
IFRS, effect of, on performance measures 61
Income taxes 93
Independent Auditors’ Report to the members of Cadbury Schweppes plc
– Group 102
– Parent Company 164
Industry trends 33
Information technology 38
Information used by management to make decisions 70
Institutional investors 50, 51
Intangible assets, other 130
Integration of acquisitions 39
Intellectual property 39, 30, 31, 39, 83, 165
Interest rate derivatives 153, 155
Interest rate risk 89, 150
Internal control 51
Internal factors 75
International social political trends 39
Inventories 119, 134
Investment in associates 133
Investment revenue 126
Investments 134, 176, 179
K

Key markets 34, 79, 80
L

Leadership imperatives 34
Learning and development 35, 42
Leasing commitments 164
Legal and Secretariat 31
Legal proceedings 42, 165
Legislation and regulation 39, 31, 52
Liquidity risk 89, 150, 38, 171
Long Term Incentive Plan (LTIP) 58, 55, 64, 68, 141
M

Main beverage acquisitions and disposals 2000-2006 24
Main confectionery acquisitions and disposals 1999-2006 22
Major classes of assets and liabilities comprising the operations classified as held for sale, The 163
Management performance measures 121, 70
Manufacturing and logistics 39
Market environment 32, 33, 75
– Competition 32
– Consumers and customers 33
– Industry trends 33
– Raw materials and suppliers 34
– Seasonality 33
Market Share in the Global Confectionery Market 23

190 Cadbury Schweppes Report & Accounts 2006

Marketing 76, 82
Marketing, Food, Consumer Trends 37
Minority interests 77, 83, 158
Movements on capital and reserves 157, 182
N

Nature of operations and accounting policies 115
Nature of operations and segmental results 115
Net cash 88
Net debt 72
Nomination Committee 45
Non-executive Directors 48
Non-trading items 77, 82, 117
Notes to the cash flow statement 166
Notes to the Financial Statements
– Group 115
– Parent Company 176
Notice of Meeting 50
Number of No.1 or No.2 Positions in the Top 50 Confectionery Markets by Geography 22
O

Operating and financial review 70
Operating leases 165
Operating review 75
– 2006 compared to 2005 75
Organisation structure and management 25
Origins and portfolio development 21
Other intangible assets 130
Other Share Option Plans 61
Our business 21
Our new goals 17
Our Year 1
Outlook 5
Outlook for 2007 15, 5, 75
Outside appointments
– executive Directors 61
P

Pensions 35, 92, 177
– Executive directors’ 65
Pensions and other post-retirement benefits 120
People capabilities 35
– Employee communication and involvement 35
– Employee share ownership 35
– Equal employment opportunities
– diversity and inclusiveness 35
– Health and well-being 35
– Learning and development 35
– Pensions 35
– People with disabilities 35
People strategy 34
People with disabilities 35
Performance against financial goals 8, 9
Performance against goals and priorities, 2006 10
Performance Graph
– Historical TSR Performance Growth 57
Performance highlights 1
Performance measurement and management 34
Policy on payment to suppliers 43
Post-balance sheet events 42
Post-employment benefits 180
Preparation of financial statements 115, 176
Principal activities 42
Production Assets 32
– Material properties 32

Product quality and safety 38
Product recall, UK 74, 4, 5, 96
Profit and loss account for the year 177
Profit from operations 76, 82, 162
Property, plant and equipment and leases 118
Provisions 135
R

Raw materials 39
Raw materials and suppliers 34
Recognition 120
Reconciliation of cash flow from operating activities 166
Record date 186
Recoverability of Long Lived Assets 91
Regional operating units 2, 21, 25
Regions 2, 26
– Americas Beverage 26
– Americas Confectionery 27
– Asia Pacific 28
– Europe, Middle East and Africa (EMEA) 27
– revenue by region 26
Regions and functions 25
Registered Office Inside front cover
Registrars Inside front cover
Related party transactions 170
Relations with shareowners 50
Remuneration Committee 50
Remuneration Committee members and advisers 55
Remuneration policy principles 56
Remuneration report 54
Unaudited information:
– Annual Incentive Plan (AIP) 57
– Balance between fixed and variable pay 56
– Bonus Share Retention Plan (BSRP) 58
– Chairman and non-executive Directors 62
– Changes to reward arrangements 54
– Competitive positioning of remuneration 56
– Effect of IFRS on performance measures 61
– Executive Directors – outside appointments 61
– Introduction 54
– Long Term Incentive Plan (LTIP) 58
– Other share option plans 61
– Overview of remuneration elements executives 55
– Performance graph 57
– Remuneration Committee members and advisers 55
– Remuneration policy principles 56
– Reputation 5
– Retirement benefits 61
– Salaries and benefits in kind for executive Directors 57
– Service contracts 57
– Share-based awards and dilution 56
– UK product recall 74, 4, 5, 96
Research and development expenditure 117
Respective responsibilities of Directors and auditors 102, 174
Restructuring 159
Restructuring costs 76, 82, 117, 123
Retirement and healthcare benefits 39
Retirement benefit obligations 137
Retirement benefits 61
Revaluation of properties 177
Revenue 75, 81, 116, 123
Revenue and profit 42
Revenue by region 26
Review of accounting policies 91
Review of 2006 Group Income Statement 75
Risk factors 38
– Competition and demand 38
– Customer concentration 38
– Dependence on business partners 38
– Geographic spread and business complexity 39

Cadbury Schweppes Report & Accounts 2006 191

Index

– Information Technology 38
– Integration of acquisitions 39
– Intellectual property 39
– International social political trends 39
– Legislation and regulation 39
– Manufacturing and logistics 39
– Product quality and safety 38
– Raw materials 39
– Retirement and healthcare benefits 39
– Role of food in public health 39
– Weather and climatic change 38
Role of food in public health 39
S

Salaries and benefits in kind for executive Directors 57
Science and Technology 30
Seasonality 33
Secondary reportable segments 116
Segmental analysis 116
Segmental reporting 109
Senior Independent non-executive Director Inside front cover
Service contracts 57
Share award fair values 141
Share-based awards and dilution 56
Share-based payments 117, 141, 177, 182
Share capital 42, 156, 181
Share capital of Cadbury Schweppes plc 156
Share of result in associates 77, 83
Shareowner information 186
Significant accounting policies 176
Software intangibles 118
Sources of revenue and trading costs 74
Statement of Directors’ responsibilities in relation to the financial statements 102
Strategic review 8
Strategy 5
Substantial shareholdings 43
T

Tangible fixed assets 178, 176
Taxation 77, 83, 119, 162, 176
Terms and conditions of financial instruments 152
The business today 22, 75
Total Shareowner Return (TSR)
– performance graph 57
Trade and other payables 135
Trade and other receivables 134
Trade payables 121
Trade receivables 103
Trade spend and promotions 92
Trading costs 123
Transactional exposures 120
Treasury hedging 121
Treasury risk management 89
Treasury risk management policies 150
U

Unaudited Information 54
Underlying earnings measures 70
Underlying profit from operations 96
UK Corporate governance 46
UK Product recall 74, 4, 5, 96
US Carbonate share growth 12
US Corporate governance 46
W

Weather and climatic change 38
Website 51, Inside front cover

192 Cadbury Schweppes Report & Accounts 2006

© Cadbury Schweppes plc 2007
The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Annual Report & Accounts.
“Sunkist” is a registered trade mark of Sunkist Growers, Inc.
Printed on Revive 50:50 Silk, a 50% recycled paper with FSC certification. The composition of the paper is 25% de-inked post consumer waste, 25% unprinted pre-consumer waste and 50% virgin fibre. All pulps used are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management. The use of the FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.
Cert no. SGS-COC-1732
Photography by Michael Heffernan, Philip Gatward and George
Brooks Designed and produced by 35 Communications
Printed in England at St Ives Westerham Press

www.cadburyschweppes.com
Cadbury Schweppes plc
25 Berkeley Square, London W1J 6HB
Telephone: +44 (0) 20 7409 1313 Fax: +44 (0) 20 7830 5200

Exhibit 99.2

Bubba Xtreme
Dr Pepper
Cadbury Schweppes

Cadbury Schweppes

a passion for winning

Summary Financial Statement 2006

We are the world’s largest
confectionery company and have
strong regional beverages businesses
in North America and Australia.
We make, market and sell unique
brands which give pleasure to millions
of people around the world every day.
We are recognised as a highly respected
company and an employer of choice.

01	Performance highlights	24	Passion for people
02	Great brands	26	Board of Directors
04	Chairman’s statement	28	Summary financial statements
06	Local heroes	33	Notes to the summary financial statements
08	Chief Executive’s review	36	Independent Auditor’s statement
12	Innovation	37	Director’s remuneration report
14	Chief Executive’s review continued	39	Corporate information
16	Choice driving growth
18	Chief Financial Officer’s review
20	Operating review
	> Americas Beverages
	> Americas Confectionery
	> Europe, Middle East and Africa
	> Asia Pacific
Basis of preparation and Forward-looking statements appear on the inside back cover

Performance highlights 2006
>	Revenue growth of 4%[1], driven by innovation and by emerging markets +10%

>	Underlying profit before tax +9%

>	Confectionery revenues +4%; gum revenues +10%; Trident +23%

>	Beverage revenues +4%; 60bps share gain in US carbonates; Dr Pepper +2%

>	Underlying margins flat, despite increases in commodity costs and growth investment

>	Dr Pepper/Seven Up Bottling Group performing in line with acquisition case

>	Proposed final dividend up +10% to 9.9p taking full year increase to +8%

Except where stated all movements are at constant exchange rates.

[1]	Like-for-like revenue growth at constant currency.

			Reported	Constant
			currency	currency
£ millions	2006		growth	growth	[2]	2005

Revenue

– Base business	6,628		+3%	+4%		6,432
– Acquisitions/Disposals	799					–

Total	7,427		+15%	+16%		6,432

Underlying profit from operations[1]	1,073		+5%	+6%		1,025
Profit from operations	909		-9%	-7%		995

Underlying profit before tax[1]	931		+8%	+9%		865
Profit before tax	738		-12%	-10%		835

Discontinued operations	642					76

Underlying EPS1&3	31.6		-7%	-5%		33.9
Reported EPS[3]	56.4					37.3

Dividend per share	14.0	p	+8%	n/a		13.0	p

[1]	Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareowners. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit (see Note 1(b): page 33).

[2]	Constant currency growth excludes the impact of exchange rate movements during the period.

[3]	EPS is presented on a basic total group basis including earnings contributed by Europe, Syria and South Africa Beverages.

Revenue growth[1]	Margin[2]	Free Cash Flow[3]	Dividend growth
+4%	14.4%	£200m	+8%

[1]	Like-for-like revenue growth at constant currency.

[2]	Underlying margin including the effect of acquisitions and disposals at reported exchange rates.

[3]	Free cash flow as defined on page 31.
Cadbury Schweppes Summary Financial Statement 2006 Performance highlights 01

Cadbury
DAIRY
Dentyne Fire
Dr Pepper
12 FL OZ
MOTT'S
100% Apple Juice
MANGO
Snapple
All Natural
green tea
Trident White
PEPPERMINT
SUGARLESS
HALLS

great brands

GREAT BRANDS Cadbury Dairy Milk, Dr Pepper, Mott’s, Snapple, Trident, Dentyne, Halls – our great brands are at the heart of our business.
Our success rests on responding to changing consumer tastes and new market conditions by nurturing our existing strong brands, and creating new ones. Through all the changes we have seen since we were founded, our consistent purpose has been to work together to create brands people love.

Chairman’s statement
Progress in a challenging year
2006 proved to be a challenging year for Cadbury Schweppes but I am pleased to report that underlying business performance was satisfactory and most of our major financial targets were achieved.
Sir John Sunderland Chairman

Key highlights in 2006
>	Reported sales were £7.4 billion, a like-for-like increase of 4%, in the middle of our target range of 3 to 5%.

>	Free Cash Flow at £200 million brings our three-year cumulative total to £1.0 billion versus our four-year target of £1.5 billion.

>	Underlying operating margins excluding acquisitions and disposals were flat, below our target range of 50 to 75 basis points. We faced a demanding cost environment, particularly in energy, transport, packaging and sugar, but cost savings in other areas enabled us to maintain margins whilst simultaneously investing in our growth agenda.
Our strategy of focusing on the development of our global confectionery business and our regional beverages portfolio continued to evolve. A number of acquisitions and disposals were made in the year which strengthened these businesses.
Operations
Our global business is divided into four major operating regions. Three of these – our Americas Confectionery and Beverages businesses and Asia Pacific – performed strongly in 2006 and delivered handsomely against their key financial targets. It is a particular pleasure to report how well our Adams acquisition has now been integrated into our confectionery businesses around the world and what an important contribution it continues to make to our accelerated revenue growth.
Our EMEA business (Europe, Middle East and Africa) had a more difficult year as it dealt with the triple impact of a slow start to the year, a major product recall in the United Kingdom in the summer and the discovery of accounting irregularities in our majority-owned Nigerian business in the autumn. We have dealt with the implications of all these issues and the lessons learned have been applied across the whole of our business.

04 Chairman’s statement Cadbury Schweppes Summary Financial Statement 2006

Strategy
We are committed to building a global confectionery business based on the three components of chocolate, chewing gum and sugar confectionery. While our focus has continued to be on the development of the Adams business, we made a number of small acquisitions during the year, notably Dan Products in South Africa, increased our holding in our Kent business in Turkey to 95% and moved to a majority holding in Cadbury Nigeria. We also continued to dispose of businesses which do not fit naturally into our confectionery and beverages portfolio, for instance, Bromor Foods in South Africa, Holland House Cooking Wines and Slush Puppie in the US.
In beverages, we have continuously sought to exit those markets where our competitive position is not sufficiently robust and to strengthen our regional presence in those markets where it is. To this end, in February we completed the sale of our beverages business in Europe and later in the year also sold our beverage operations in Syria and South Africa. Our beverage portfolio is now concentrated in the US, Canada, Mexico and Australia and accounts for nearly 50% of our total operating profit.
We further bolstered our US business through the acquisition of the Dr Pepper/Seven Up Bottling Group in which we had previously held a minority stake. Ownership of this and other acquired bottling businesses allowed us to consolidate our brand ownership and bottling assets in the US into one cohesive unit, thus creating a far stronger amalgamation of strategic purpose, route-to-market and cost savings. Integration of these businesses has proceeded most effectively and made a positive contribution to earnings within the year.
Corporate and Social Responsibility
Cadbury Schweppes regards itself as an integral part of the economies in which it operates. In each we seek to provide employment, opportunity, contribution to local tax revenues and to have a community of interest with all sectors of the societies in which we are present. Our commitment to minimising the impact of our operations on the environment and the work of our community programmes in their outreach to the disadvantaged are illustrations of this purpose.
Our biennial Corporate and Social Responsibility Report was published this year and expands on these matters in substantial detail.

Reputation
Our reputation is of crucial importance to the Company and everybody who works in it. Very occasionally we make mistakes, as evidenced in the events that led to the product recall in the United Kingdom in the summer. Such events are extremely rare and when they do occur we seek to learn every possible lesson from them to ensure that there can be no repetition. Every employee in the Company, individually and collectively, has a role as guardian of our reputation and I know they share with me a deep concern to ensure that we do not let consumers and ourselves down.
We now employ over 70,000 people around the world and my and the Board’s thanks go to them for this stewardship and for their contribution to a successful 2006. Their standing, and the constancy of this delivery, was recognised for the 11th year in a row as Cadbury Schweppes was voted amongst the top ten in Management Today’s peer poll of Britain’s Most Admired Companies.

Board changes
We welcomed Sanjiv Ahuja to the Board in May and Ray Viault in September, both as non-executive Directors. Sanjiv brings entrepreneurial insight and international business perspectives and Ray depth of experience in the fast moving consumer goods industry with particular knowledge of the United States. In February 2007, we announced the appointment of Ellen Marram as a non-executive Director with effect from 1 June 2007. Ellen has a highly successful background in beverages and related industries in the US.
At the end of 2006, Baroness Wilcox resigned after almost ten years’ service. We are hugely indebted to Judith for her support and contribution over that period, and particularly for chairing our Corporate and Social Responsibility Committee from its inception and for her work in engaging with minority interests both outside and within the Company.
Dividend
The Board will be proposing a final dividend of 9.9 pence, an increase of 10%, bringing the total increase for the year to 8%. This reflects a decision by your Board to increase the proportion of profits paid back to shareowners through dividends.
Outlook
We expect another good year of revenue growth in 2007, supported by a broad innovation programme. We are making a substantial investment in organic growth opportunities including the launch of chewing gum in the UK. While we are seeing increased costs in our beverages operations in 2007, we continue to implement cost reduction opportunities both from our Fuel for Growth and other efficiency programmes.
We enter 2007
with confidence

Cadbury Schweppes Summary Financial Statement 2006 Chairman’s statement 05

Many of our brands are local heroes
Our family of brands are well-loved in their local markets. They range from Clorets and Bubbaloo in Latin America to Bim Bim in Africa and Eclairs in India and China.
We sell a huge variety of confectionery so that consumers can afford to have a treat wherever they are. In some aces our products are so much part of people’s lives that they are used instead of money.

Chief Executive’s review
Todd Stitzer Chief Executive Officer
In 2003, we set out to transform our performance and create a stronger business, better able to deliver superior and sustainable returns. This meant simplifying our structure and improving our management and capabilities. We also needed to reduce our costs and realise synergies from the Adams acquisition to improve our margins and allow us to reinvest in generating a step-change in revenue growth.

We set five goals to focus our energy and measure our performance, both internally and externally. Since 2003, we’ve made good progress against these goals. We delivered above average returns to our shareowners and improved our structure, culture and capabilities. We now have much stronger confectionery and beverages businesses and enhanced capabilities to support them.
We also set three financial goals in 2003, for sales, margin and cash flow. We delivered much improved revenue growth in line with the goals we set and improved cash flow generation.
Although we improved our margins, our margin performance was below the goal we set ourselves, because of significant increases in raw material costs in each of the last three years, events in the UK and Nigeria and our continued investment behind revenue growth.
How we’ve performed against our financial goals:

2003
	Financial goal	2004-2006

Revenue growth	3-5% p.a.	5.1% average p.a.	[1]

Margin growth	50-75bps p.a.	27bps average p.a.

Free Cash Flow generation[2]	£1.5bn in 2004-2007	£1.0bn in 2004-2006

08 Chief Executive’s review Cadbury Schweppes Summary Financial Statement 2006

We have achieved the goals
we set ourselves in 2003

Our goals 2004-2007		Our achievements 2004-2006

1	Deliver superior shareowner performance	We delivered above average shareowner returns of 63%. We accelerated revenue growth, increased margins and cash flow, and are on track to deliver £360 million of cost savings from our Fuel for Growth programme.
		5.1%	27bps	£1.0bn
		average revenue growth p.a.[1]	average margin growth p.a.	of Free Cash Flow generated[2]

2	Profitably and significantly increase global confectionery share	We are now the world’s largest confectionery company, with good exposure to higher growth and margin categories. We exceeded the Adams acquisition plan and delivered it one year early.
		5.3%	60 bps	11.1%
		average revenue growth p.a.	global market share growth[3]	emerging markets revenue growth p.a.

3	Profitably secure and grow regional beverages share	We sold Europe Beverages to focus on our stronger North American and Australian businesses, and acquired US bottlers, enhancing manufacturing and distribution capabilities.
		4.6%	4.7%	2.9%
		average revenue growth p.a.[1]	US carbonated revenue growth p.a.	US non-carbonated revenue growth p.a.

4	Ensure our capabilities are best in class	We created a high performance culture and transformed the quality and capabilities of our people. We invested in growth, notably in sales and marketing and in Science and Technology.
		25%	£15m	£90m
		of top leaders new to CS	spent on global consumer study	increase in growth investment[4]

5	Nurture the trust of our colleagues and the communities in which we do business	We continued to build on our long tradition of social responsibility and have developed a global strategy to achieve our aims.
		>90%	30	>1%
		Employees are proud to work for CS	CSR awards received	Of pre-tax profit invested in the community

1 Excludes Europe Beverages      2 At 2003 exchange rates at the time goals set      3 2004 and 2005, Source: Euromonitor 2005      4 2005 and 2006
Cadbury Schweppes Summary Financial Statement 2006 Chief Executive’s review 09

Chief Executive’s review continued

Delivering superior shareowner returns
We delivered above average returns to our shareowners of 63% through our stronger business performance. We accelerated our annual revenue growth from a historic range of 2%-3% to 4-5% and grew margins by an average of 27 basis points. We remain on track to deliver cost savings of £360 million from our Fuel for Growth programme by the end of 2007. Stronger Free Cash Flow generation, together with the sale of Europe Beverages, allowed us to pay down a significant proportion of the debt we used to finance the Adams acquisition and strengthen the Group’s financial position.
Strengthening our confectionery and beverages businesses
We significantly strengthened both our confectionery and beverages businesses:
>	In confectionery, we moved from being a business focused on chocolate in a limited number of markets to become a global leader in confectionery, with strong positions across chocolate, gum and candy. We achieved our ambition of being the leading global confectionery company in 2004, and increased our market share leadership even further in 2005. Through a combination of organic growth, and disposals of non-core businesses and acquisitions, we changed our revenue mix in favour of higher growth and higher margin categories, and markets such as gum and emerging markets. We completed the integration of the Adams business one year ahead of schedule and outperformed our original acquisition plan.

>	In beverages, through the sale of our beverages businesses, in Europe, Syria and South Africa, we focused further on our strongest markets – North America and Australia – where we are well positioned to compete in the long term and have good growth opportunities. We improved our performance in both of these markets by restructuring and focusing on a smaller range of core brands. In the US, we significantly strengthened our manufacturing capability and distribution reach with the acquisition of Dr Pepper/Seven Up Bottling Group and other independent bottling companies.
Developing best in class capabilities
We transformed the quality and capabilities of our organisation. We recruited significant new talent into our business (for example, 6 of the 13 members of the Chief Executive’s Committee are new to Cadbury Schweppes since 2003) and invested in training and developing our employees. We modified our incentive programmes, aligning rewards more closely to the drivers of value in the business – a mix of revenues, margin, working capital and returns.
We improved our Science and Technology capabilities by investing in assets, such as our US$40 million global gum centre in the US, and expanding our team. In the commercial arena, we invested in better understanding our markets through a consumer segmentation study, and in training our sales and marketing teams to apply common approaches using our Building Commercial Capabilities programme.
Reinforcing our reputation
Our reputation is a fundamental driver of our enduring success. We continue to build on our long tradition of corporate and social responsibility, ensuring that our commitment and policies remain true to our heritage in a changing world.
Good corporate and social responsibility encompasses areas such as consumer needs, responsible marketing, environmental sustainability, employee engagement and diversity, ethical trading, corporate governance and wellbeing. We made significant progress in the last three years, and also developed a global strategy.
In 2006, we fell short of the high standards we set for ourselves when some of our products in the UK market were contaminated and subsequently recalled. Quality has always been at the heart of our business, but the quality assurance process we followed in the UK was unacceptable and created concern in the eyes of our consumers, customers and colleagues. We have apologised for this and are grateful to our customers and consumers for their patience and loyalty, and to colleagues for their extra efforts in responding to this situation. We are focused on ensuring that this can never happen again, and on restoring our reputation for quality in the UK market.
Our global categories and platforms
In 2006, we restructured our commercial organisation into four global categories: chocolate, gum, candy and beverages. This category organisation will enable us to concentrate our resources more effectively on developing fewer, bigger and more innovative initiatives in each category.
Category growth platforms

Chocolate	Superior indulgence

Wellbeing

Gifting

Affordability

Gum	Centre-filled

Wellbeing

Packaging

Affordability

Candy	Wellbeing

Indulgence

Masterbrands

Affordability

Beverages	Superior indulgence

Wellbeing

Functionality

10 Chief Executive’s review Cadbury Schweppes Summary Financial Statement 2006

32%
Approximately a third of our confectionery revenues come from our emerging markets businesses which are spread across Latin America, Asia, Africa, Eastern Europe and Russia. Our emerging markets revenues have grown by an average of 11% per annum between 2004 and 2006.
11%
To drive revenue growth we have increased our rate of innovation from 6% of sales in 2003 to 11% of sales in 2006.
US$100m
Stride is our new US gum brand. Launched in June 2006 it now has a 2.9% share of the US$3.6 billion US gum market making it a US$100 million brand. (source: Euromonitor 2005)
Confectionery category growth

	Category		% CS Confectionery
Category	2001-2005 CAGR	*	revenue 2006

Chocolate	5%		45%

Gum	8%		30%

Candy	4%		25%

Source: Euromonitor 2005/Cadbury Schweppes

*	Compound annual growth rate
Cadbury Schweppes Summary Financial Statement 2006 Chief Executive’s review 11

We are investing heavily innovation
We are focusing on fewer, faster, bigger and better innovations to help us continue growing.
We are concentrating our investment and capabilities on developing a smaller number of innovative products which we can sell in many markets and which are large enough to make a real impact.
Take centre-filled gum. Developed centrally this has been rolled out quickly and with great success in 13 markets around the world. Tailored to local tastes and under local brands it already has annualized revenues of over 100 million.

Chief Executive’s review continued

Our strengthened global confectionery and
regional beverages businesses are giving us
new opportunities to grow and create value.
These opportunities are reflected in our goals
and priorities for 2007 and beyond.
Our aim is to drive superior shareowner returns using all the levers of value creation: revenue growth, margin enhancement and increased capital efficiency. We will exploit and expand our business platforms through innovation, execution in the marketplace, investment and by using Smart Variety to extend our broad product portfolio into new markets. We will reduce costs to ensure we have a competitively advantaged cost base and can release funds to invest in our business, and will manage our capital base by maintaining an efficient balance sheet and growing our dividends more in line with earnings.
Driving innovation through global categories
Our new global category approach means that we can roll out our innovation more rapidly across many markets under our strong local and regional brands. Our aim is to replicate the success we have had with centre-filled gum, which now has annualised sales of over £100 million. As a result, we will be able to increase the efficiency of our innovation processes, by focusing on larger, more innovative products, and reduce the number of different product lines and pack sizes. In turn, this will allow us to unlock savings by further reconfiguring our supply chain.
Focusing on areas with the most potential
Our markets are large, growing and profitable. To sustain our growth in both confectionery and beverages at higher levels, we are intensifying our focus on developing our exposure to faster-growth areas which are aligned with consumer needs.
Within our global categories, we have identified a small number of growth platforms, such as superior indulgence (superior tasting product), wellbeing (focused on health and functional benefits), affordable products for emerging markets, and gifting. We believe these platforms have the most potential for growth, and therefore they will receive proportionally more of our focus and investment. In the beverages category, our range of Snapple super-premium functional White, Green and Red teas, launched in 2006, are examples of our focus on the fast-growing wellbeing platform. In confectionery, our premium Cadbury products such as Dairy Milk Melts and Snaps in the UK exemplify our approach to superior indulgence.
Expanding our reach in confectionery
Although we have global confectionery leadership, in many markets we only sell products in one or two of the three confectionery categories. Smart Variety exploits this growth opportunity by using our existing distribution strength to expand into new categories. In 2007, for example, we are using our powerful distribution in the UK to launch some of our best gum technologies (the long-lasting flavour technology we developed for our new US gum brand, Stride, and centre-filled gum) under our global gum brand, Trident.
In a number of confectionery markets we have little or no presence. We see opportunities to expand into new categories and markets and strengthen our existing presence through bolt-on acquisitions, particularly in emerging markets. Given our current platform and brands, we have greater capacity for exploiting the potential of acquisitions than other confectionery companies and we have strong knowledge of the opportunities. However, we will be disciplined, and will only pursue acquisition opportunities where they can be value creating.
Exploiting our beverages strength
In beverages, we will use our scale and continue to strengthen our distribution to expand the availability of our brands geographically, and in channels where we are currently under-represented, for example convenience stores and restaurants. We will also seek to further develop our presence in higher-growth products, either through our own products or through partnerships with third parties. For example, in 2007, we are launching Accelerade, a protein enhanced ready-to-drink sports beverage for serious athletes.
Increasing efficiency and reducing costs
To underpin margin growth and fund our investments, we must have a relentless focus on cost and efficiency. We have opportunities across all parts of our business, including commercial, general and administration and supply chain costs. Our new category structure will reduce duplication and complexity and the creation of a global outsourced shared business services organisation will further increase efficiency. In our supply chain, we will further reconfigure our assets to reduce complexity and enhance performance, and continue to improve our procurement processes.
Reinforcing our reputation
Being both performance driven and values led are vital to our long-term business success. In 2006, we adopted new goals and commitments on sustainability for the years to 2010 to support our aim of responsible and sustainable business growth. Together, they remind us that having an engaged and committed workforce, and taking care of our environment and the communities where we live, work and operate are key parts of our reputation and our business success.

14 Chief Executive’s review Cadbury Schweppes Summary Financial Statement 2006

To help us drive our performance going forward, we have set ourselves new goals and priorities for 2007 and beyond. We have also set a new financial scorecard which is discussed on page 19.
We will report against our goals, priorities and our scorecard, and our businesses will be incentivised on measures which are aligned with them. This gives a rigorous structure to ensure that our focus is on delivering superior returns.

Our goals		2007 priorities

1	Deliver superior share owner returns	i	Deliver financial scorecard

		ii	Relentless focus on cost and efficiency

2	Be the biggest and best global confectionery company	i	Deliver fewer, faster, bigger, better innovations

		ii	Expand our platforms via bolt-on acquisitions

3	Be the best regional beverages business	i	Exploit our portfolio through innovation and execution

		ii	Expand our platform through further bottler consolidation

4	Ensure our capabilities are best in class	i	Embed commercial and Science and Technology

		ii	Leverage our capabilities across Supply Chain, IT and Shared Business Services

5	Nurture trust of colleagues and communities	i	Focus on diversity and inclusiveness to help increase the quality and depth of our talent pool

		ii	Deliver on our CSR sustainability commitments starting with quality and safety

Cadbury Schweppes Summary Financial Statement 2006 Chief Executive’s review 15

We want to be your choice after time
From a health-conscious cup of Cadbury Highlights hot chocolate, to milk and dark chocolate versions of Flake, to luxurious organic Green & Black s and many, many others, the choices we are offering to our consumers are driving our growth.
Our ambition is to be our consumers choice for treats and refreshments in chocolate, gum, candy and beverages. Not just now and again, but everywhere and every time.

Chief Financial Officer’s review
2006 was a challenging year for the Group but one in which we made operational and strategic progress and delivered good revenue growth.
Underlying revenue growth in 2006 of 4% was driven by strong performances from three of our four regions, Americas Beverages, Americas Confectionery and Asia Pacific.
Ken Hanna
Chief Financial Officer

Revenue growth[1]

Americas Beverages	+3%

Americas Confectionery	+7%

EMEA	+1%

Asia Pacific	+7%

Total Group	+4%

[1]	Excludes acquisitions, disposals and exchange
Confectionery revenue growth was 4%, with strong performances in Americas Confectionery and Asia Pacific, but a mixed performance in EMEA. We continue to see the strongest rates of growth in emerging markets, which delivered a third consecutive year of double-digit growth at 10%.

Confectionery revenue growth[1]	Developed	Emerging

Americas Confectionery	+4%	+12%

EMEA	-1%	+6%

Asia Pacific	+5%	+17%

Total confectionery	+2%	+10%

[1]	Excludes acquisitions, disposals and exchange
Our performance in gum was outstanding, with all regions contributing to 10% revenue growth. A key driver of revenue growth was innovation, such as our new Stride brand in the US and the further roll-out of centre-filled gum in Europe.
Beverages revenue growth was 4%, a strong performance given the tough market conditions in the US. Americas Beverages outperformed the US carbonated soft drinks market for a third consecutive year. Mexico and Australia also performed well.

Beverages revenue growth[1]

US carbonated soft drinks	+3%

US non-carbonated soft drinks	+2%

Mexico	+11%

Australia	+6%

Total beverages	+4%

[1]	Excludes acquisitions, disposals and exchange
At constant exchange rates, Underlying operating margins for our base business were flat at 15.9%, excluding the impact of acquisitions and disposals, which diluted our operating margins by 140 basis points. Although we benefited from a third year of Fuel for Growth savings, these were offset by further increases in growth investment and input costs of £35 million and £50 million respectively.
Fuel for Growth delivered £90 million of savings in 2006, with cumulative savings under the programme now £270 million. We expect to achieve another £90 million of Fuel for Growth savings in 2007, which will again be partially re-invested in growth initiatives.

18 Chief Financial Officer’s review Cadbury Schweppes Summary Financial Statement 2006

Free Cash Flow decreased from £404 million in 2005 to £200 million in 2006. Free Cash Flow was adversely impacted by around £100 million of one-off items including the acquisitions of Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG), Cadbury Nigeria and the UK product recall.
Underlying earnings per share fell by 5%, with 8% growth in Underlying operating profit more than offset by the combination of higher tax rates and the dilutive impact of beverage disposals, primarily Europe Beverages.
UK product recall
The net direct costs of the UK product recall, which are excluded from our Underlying results, amounted to £30 million (including insurance recoveries of £7 million). We estimate that the adverse impact of the recall on our Underlying profits was £5-10 million.
Cadbury Nigeria
We increased our stake in Cadbury Nigeria from 46% to just over 50% in February 2006. Following the appointment of a new finance director from within Cadbury Schweppes, we discovered the existence of a significant overstatement of Cadbury Nigeria’s financial position over a number of years. In the last few months, the Board of Cadbury Nigeria has been undertaking a detailed review to better understand the scale of the overstatement and put in place a robust recovery plan. We believe that the market dynamics are fundamentally attractive, but that the financial recovery of Cadbury Nigeria will take some time.
Cadbury Nigeria’s operating losses adversely impacted our Underlying earnings by £13 million. In addition, we have recognised a non-cash write-down on goodwill of £15 million and a £23 million charge in respect of our share of the exceptional charge relating to historical profit and balance sheet overstatement.
Disciplined capital allocation
Over the last few years we have refined our capital allocation processes for both organic and acquisition investment and put in place new working capital reduction programmes. Increasing our capital allocation discipline provides an important lever to improve both our returns and balance sheet efficiency.
2006 was the third consecutive year of trade working capital improvement with days of sales falling by 11 days since 2003. We believe there is still scope for further improvement.
We are continuing to focus on reducing costs and improving efficiency. Key projects include the creation of a global outsourced shared business services organisation, better leverage of global IT platforms and supply chain re-configuration.
We made significant moves during the year to consolidate our position in beverages. The sale of our beverage businesses in Europe, Syria and South Africa has focused our beverage activities on North America, Mexico and Australia, markets where we have strong brands and effective routes to market. The total consideration from beverage disposals was £1.4 billion.
We also strengthened our US manufacturing and distribution through the acquisition of a number of bottling companies for £259 million and assumed net debt of £343 million. The acquisition price of the largest of these, CSBG, was seven times EBITDA. The purchase of CSBG was accretive to
Underlying earnings per share in 2006 and the performance of the business was in line with the acquisition case.
In confectionery, we invested over £100 million to consolidate our positions in emerging markets. We increased our stake in Cadbury Nigeria to over 50%, our holding in Kent (Turkey) to 95% and acquired Dan Products (South Africa).
We have continued our initiative to dispose of smaller non-core and slow growth brands and businesses. To date, we have generated proceeds of £160 million and remain on track to deliver total proceeds of around £250-£300 million by the end of 2007. In 2006, we announced our intention to sell a number of non-core brands and businesses in the UK, Canada and Australia and these transactions are expected to complete in 2007.
Financial scorecard> Revenue growth of 3-5% per annum> Growth in margins over time> Growth in return on invested capital over time > Dividend growth more in line with earnings growth> Maintain an efficient balance sheet
New financial scorecard
In October 2006, we introduced a new financial scorecard designed to deliver superior shareowner performance through a balance of revenue and margin growth over time, combined with more aggressive management of the Group’s capital base. Management of the Group’s capital base includes internal capital allocation decisions, acquisitions and disposals, and the return of surplus funds to shareowners by way of dividends or share buybacks.
From 2007 we will assess our financial performance against this scorecard and will build on the progress achieved in recent years by focusing our efforts on meeting these measures.
We have a business model that we believe is capable of sustainable top-line growth driven by advantaged positions in emerging markets, our strength in gum and our investment in innovation. We will maintain a relentless focus on cost and efficiency and will improve margins over time.

Cadbury Schweppes Summary Financial Statement 2006 Chief Financial Officer’s review 19

Operating review
Americas Beverages
Americas Beverages sells carbonated and non-carbonated drinks in the US, Canada and Mexico. In carbonates, it has leading brands in the flavours (non-cola) category, including Dr Pepper, 7 UP,A&W, Sunkist, Peæafiel, Schweppes and Canada Dry .Its non-carbonate brands include still fruit juices, iced teas and water, with Snapple, Mott s, Hawaiian Punch and Clamato being the four largest brands. It also distributes brands owned by third-parties, such as Monster energy drink, Glaceau vitamin water and Fiji mineral water.

		Base	Acquisitions /
£ millions	2005	business	Disposals	Exchange	2006

Revenue	1,781	62	738	(15)	2,566

– year-on-year change		+3%	+42%	-1%	+44%

Underlying profit from operations	524	35	29	(4)	584

– year-on-year change		+7%	+5%	-1%	+11%

Underlying operating margin	29.4%				22.8%

– excluding CSBG	29.4%				30.2%

35%	47%
Share of Group revenue	Share of Group Profit*
Americas Beverages delivered good revenue and profit growth despite declining volumes in the US carbonated soft drinks market, significant cost headwinds and considerable organisational change as the bottling acquisitions were integrated. Performance benefited both from further successful innovations and from greater focus and alignment through our newly consolidated bottling operations.
In the US, our share of the carbonated soft drinks market grew by 60 basis points, the third successive year of share increases. Volumes and shares were ahead for nearly all of our key flavour brands Dr Pepper, Sunkist, A&W and Canada Dry. 7 UP volumes were down for the year as a whole, but ahead 7% in the second half following its reformulation and relaunch as 7 UP Natural. Dr Pepper volumes benefited from continued gains in fountain, particularly for Diet Dr Pepper. Non-carbonates revenues were up 2%, with the core four brands (Snapple, Mott s, Hawaiian Punch

>	Good revenue growth despite declining volumes in US carbonated soft drinks market

>	Base business profit growth of 7% benefiting from innovation and alignment with bottling operations

>	Integration of Cadbury Schweppes Bottling Group on track
and Clamato) ahead by 3%. Snapple was flat for the year as a whole with a better second half following the launch of a range of Snapple super-premium teas.
Mexico grew at double-digit rates, although the second half was more difficult as competitive activity became more aggressive.
The integration of Dr Pepper/Seven Up Bottling Group and the other bottler and distribution businesses, now collectively known as Cadbury Schweppes Bottling Group (CSBG), is on track. The financial results for 2006 were in line with the acquisition case and we began to see the strategic benefits of the acquisition in terms of: reduced complexity and costs; aligned brand and chemical strategies; and better engagement with, and service to, our retail partners.

*	Underlying profit from operations, excluding central costs

20 Operating review Cadbury Schweppes Summary Financial Statement 2006

Americas Confectionery
Americas Confectionery sells gum and candy in all of the major countries in North and South America, and chocolate mainly in Canada and Argentina. Its largest markets are the US, Canada, Mexico, Brazil and Argentina. Its biggest brands are Trident, Dentyne, Halls and Bubbaloo/Bubbalicious. A new gum brand, Stride, was launched in the US in 2006. Other important brands include Cadbury, Clorets, Chiclets, Swedish Fish, Sour Patch Kids, Mantecol and Beldent.

		Base	Acquisitions/
£ millions	2005	Business	Disposals	Exchange	2006

Revenue	1,228	92	–	10	1,330

– year-on-year change		+7%	–	+1%	+8%

Underlying profit from operations	172	34	–	1	207

– year-on-year change		+20%	–	–	+20%

Underlying operating margin	14.0%				15.6%

18%	17%
Share of Group revenue	Share of Group profit*
Americas Confectionery had another excellent year with good results in nearly all our key markets. Further improvements in profitability in Canada and Brazil benefited the region’s margins, which were 160 basis points ahead.
Gum revenue growth was strong in nearly all key markets, notably in the US, where results were outstanding with our share growing 300 basis points in a market which grew by 8%. Flavour, packaging and format innovation on our main Trident brand and the launch of Stride in June were the key drivers of our share gain.
Halls growth in Latin America remained strong as we rolled out low-cost affordable offers through our well-established distribution networks. In the US, while Halls had a slow start as a result of a weak cough and cold season, performance improved in the fourth quarter following increased innovation and marketing support. Overall however, Halls growth was disappointing.

>	Revenue growth of 7%, driven by gum growth

>	Underlying margin growth of 160bps following further improvements in Canada and Brazil

>	Emerging markets growth of 12% benefiting from innovation programme in Mexico
In Canada, profitability continues to benefit from our focus on a smaller, more profitable core range. However, the second half was impacted by significant structural change to the important wholesale trade.
Emerging markets continued to grow strongly and were up 12%, with an improved second half innovation programme in Mexico boosting this performance.

*	Underlying profit from operations, excluding central costs

Cadbury Schweppes Summary Financial Statement 2006 Operating review 21

Operating review continued
Europe, Middle East and Africa
Europe, Middle East and Africa (EMEA) includes our businesses in Western and Eastern Europe (including Russia), Southern and West Africa, and the Middle East. The UK is its largest business, selling chocolate and candy; Trident gum was launched in the UK in early 2007. EMEA s other major businesses are in France, South Africa, Russia, Nigeria, Ireland, Poland, Turkey, Spain and Egypt. In chocolate, brands include Cadbury, Wedel, Poulain and Green & Black s; in gum, Hollywood, Trident, Stimorol and Dirol; and in candy, Bassett s, Halls, Maynards and Trebor.

		Base	Acquisitions/
£ millions	2005	business	Disposals	Exchange	2006

Revenue	2,257	19	61	(19)	2,318

– year-on-year change		+1%	+3%	-1%	+3%

Underlying profit from operations	328	(37)	(11)	(4)	276

– year-on-year change		-11%	-4%	-1%	-16%

Underlying operating margin	14.5%				11.9%

– excluding Nigeria	14.5%				12.8%

31%	23%
Share of Group Revenue	Share of Group profit*
In EMEA like-for-like revenues were only modestly ahead as a result of significant challenges in a number of markets. Profits were materially lower driven by declines in the base business and losses from Cadbury Nigeria where we moved to majority ownership. The profit reduction in the base business was due to difficult trading in the UK and Russia and a significant increase in investment, particularly in the second half. We estimate that the UK product recall reduced revenues and profits by £30-£35 million and £5-£10 million respectively.
In the UK, despite the poor third quarter which was impacted by the combination of the hot summer and a product recall, the confectionery market was broadly flat year-on-year. We maintained our share of the total market at 31% and our chocolate share at 34%. Our business benefited from the combination of strong increased innovation and marketing activity in the fourth quarter.

>	Revenues modestly ahead, reflecting market challenges

>	Underlying margin reduction due to challenging trading in UK and Russia and investment behind growth

>	Strong emerging market growth of 9% in Africa and the Middle East
Our gum business performed well driven by a significant increase in investment behind: the further roll-out of centre-filled gum into existing and new markets (Spain, Portugal, Norway, Denmark and Russia); the launch of Trident into Turkey; and the roll-out of bottle gum in 9 markets across Europe. As a result, we saw strong growth in Europe with significant share gains in Spain, Denmark and Norway. In Russia, while we had a difficult year with results impacted by an exceptionally cold start to the year and trade destocking, gum share trends were encouraging in the fourth quarter.
Our emerging market business in Africa and the Middle East grew by 9%. This was driven by South Africa where increased investment behind the expansion of our affordable confectionery offers across our entire confectionery range resulted in strong growth in chocolate, candy and gum.

*	Underlying profit from operations, excluding central costs

22 Operating review Cadbury Schweppes Summary Financial Statement 2006

Asia Pacific
Asia Pacific’s largest business is an integrated confectionery and beverage business in Australia. Its main confectionery businesses are in New Zealand, Japan, India, China, Thailand, Malaysia and Indonesia. 3h confectionery, as well as selling Cadbury branded products, it sells candy under the Trebor and The Natural Confectionery Company brands in Australia; candy and gum under the Halls, Clorets, Trident and Dentyne brands in Japan, Thailand and Malaysia; and Halls and Bournvita in India. Its main beverages brands in Australia are Schweppes and Cottee’s.

		Base	Acquisitions/
£ millions	2005	business	Disposals	Exchange	2006

Revenue	1,157	84	–	(36)	1,205

– year-on-year change		+7%	–	-3%	+4%

Underlying profit from operations	157	15	–	(7)	165

– year-on-year change		+10%	–	-5%	+5%

Underlying operating margin	13.6%				13.7%

16%	13%
Share of Group	Share of Group profit*
Our Asia Pacific region had another good year with strong growth in both developed (+5%) and emerging markets (+17%) . Margins were ahead in the year with operational leverage and continued tight cost control more than offsetting significant commodity headwinds.
In Australia, confectionery revenues grew by 5% with successful launches in premium and dark chocolate and continued growth of The Natural Confectionery Company range in candy. In beverages, we grew our share of non-carbonates following the relaunch of Spring Valley. In carbonates, while we lost share, the market grew strongly during the year and revenues were ahead by 5%.

>	Strong revenue growth of 7%; driven by emerging market growth of 17%

>	Underlying 10bps margin improvement despite significant increase in commodity input costs and adverse exchange rates

>	Market share gains across the region
In New Zealand, a 300 basis points share gain was driven by strong growth in chocolate and candy. In Japan, although the gum market was soft, we grew our share by over 150 basis points following the relaunch of Recaldent and Clorets.
In emerging markets, performance in India was exceptional with revenues ahead by over 20% as we increased innovation and marketing support behind the whole of our chocolate, candy and food beverage range. In South East Asia, our key markets of Thailand, Malaysia and Singapore performed well with strong top-line growth and share gains in each market. In Thailand, our share of gum rose by 300 basis points to 61.6% driven by Trident sugar-free. During the year, we entered the Vietnamese market through a third party distribution arrangement.
* Underlying profit from operations, excluding central costs

Cadbury Schweppes Summary Financial Statement 2006 Operating review 23

We have passion for people
We’re in the serious business of bringing moments of pleasure to millions of people around the world.
Our business begins and ends with people from our founders who set the values of our business over 200 years ago, through the many thousands of colleagues who have put those values into practice over the years, to the millions of consumers around the world who buy our brands day after day. Our business is built on a diverse family of well-loved brands. But it is people who work together to create these brands and people who consume them. All kinds of different people.

Board of Directors and Group Secretary

1 Sir John Sunderland ‡
Chairman
Term of office: Appointed as Chairman in May 2003. Sir John was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2007. Sir John is Chairman of the Nomination Committee.
Skills and experience: Sir John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. He has held senior leadership roles within the Company, including being CEO from 1996 to 2003. Sir John’s experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value. He was knighted in the 2006 Queen’s Birthday Honours list.
Other directorships and offices:
>	Deputy President of the Confederation of British Industry
>	Non-executive director of Barclays PLC
>	Director of the Financial Reporting Council
>	Advisory Board member of CVC Capital Partners
>	Advisory Board member of Ian Jones & Partners
>	Advisory Board member of Marakon Associates
2 Roger Carr #†‡
Deputy Chairman and Senior Independent
Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent non-executive Director since May 2003. Roger was last re-elected in 2006 and is not retiring or standing for re-election in 2007.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
>	Non-executive Chairman of Centrica plc
>	Non-executive Chairman of Mitchells & Butlers plc
>	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd
>	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
>	Chairman of Chubb plc (2000-2002)
>	Chairman of Thames Water (1998-2000)
>	Chief Executive Officer of Williams plc (1994-2000)
3 Todd Stitzer
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2006 and is not retiring or standing for re-election in 2007.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
>	Non-executive Director of Diageo plc
4 Ken Hanna
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006 and is not retiring or standing for re-election in 2007.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition, Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004)
makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
>	Non-executive Director of Inchcape plc
5 Bob Stack
Chief Human Resources Officer
Term of office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is not retiring or standing for re-election in 2007.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob’s responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
>	Non-executive Director of J Sainsbury plc
>	Visiting Professor at Henley Management College
6 Sanjiv Ahuja ‡
Independent Non-Executive Director
Term of office: Appointed to the Board on 19 May 2006. Sanjiv is standing for re-election in 2007 at the first Annual General Meeting since his appointment.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
>	Chief Executive Officer of Orange SA
>	Member of France Telecom’s Group Management Committee
>	Non-executive Director of Mobistar SA
>	Non-executive Director of Williams Sonoma, Inc.

26 Board of Directors and Group Secretary Cadbury Schweppes Summary Financial Statement 2006

7 Dr Wolfgang Berndt #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is not retiring or standing for re-election in 2007.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
>	Non-executive Director of Lloyds TSB Group plc
>	Non-executive Director of GfK AG
>	Non-executive Director of Telekom Austria
>	Board member of the Institute for the Future
>	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998-2001)
8 Rick Braddock #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in June 1997. Rick was last re-elected in 2004 and is retiring at the 2007 Annual General Meeting. He is Chairman of the Remuneration Committee.
Skills and experience: Rick brings to the Board a broad range of consumer, marketing and management experience across several sectors. His business experience in North America benefits the Group, especially with regards to its significant businesses in that region.
Other directorships and offices:
>	Non-executive Director of Eastman Kodak Company
>	Non-executive Director of Marriott International, Inc
>	Non-executive Director of the Lincoln Center for the Performing Arts
>	Chairman of MidOcean Partners
9 Lord Patten ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in July 2005. Lord Patten was last re-elected in 2006 and is not retiring or standing for re-election in 2007. He is Chairman of the Corporate and Social Responsibility Committee.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
>	Chancellor of Oxford University
>	Chancellor of Newcastle University
>	Advisory Board member of Bridgepoint Capital Ltd
>	Advisory Board member of AIG
>	European Commissioner for External Relations (1999-2004)
>	Governor of Hong Kong (1992-1997)
10 David Thompson #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998. David was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2007. He is Chairman of the Audit Committee.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
>	Chairman of the Nottingham Building Society
>	Finance Director of The Boots Company plc (1990-2002)
11 Rosemary Thorne #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2004. Rosemary was last re-elected in 2005 and is retiring by rotation and standing for re-election in 2007.
Skills and experience: Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organisations.
Other directorships and offices:
>	Group Finance Director of Ladbrokes plc (January 2006 to March 2007)
>	Non-executive Director of Abbey National plc
>	Group Finance Director of Bradford & Bingley plc (1999-2005)
>	Member of the Financial Reporting Council
>	Council member of The University of Warwick and Royal College of Art
12 Raymond Viault #†‡
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 September 2006. Raymond is standing for re-election in 2007 at the first Annual General Meeting since his appointment.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
>	Director of Safeway, Inc.
>	Director of Newell Rubbermaid, Inc.
>	Director of VF Corporation
>	Vice Chairman of General Mills, Inc. (1996-2004)
13 Hester Blanks
Group Secretary
Term of office: Appointed Group Secretary in July 2005.
Skills and experience: Hester joined the Group in 1984, as a lawyer. She became Board Secretary to
Coca-Cola & Schweppes Beverages in 1987, holding a variety of senior legal roles within the business, latterly as Legal Director (Group) in 2003.
Board Committee membership key

#	Audit Committee

†	Remuneration Committee

‡	Nomination Committee
All Directors except Ken Hanna are members of the Corporate and Social Responsibility Committee.
Ellen Marram
Ellen Marram will join the Board in June 2007.

Cadbury Schweppes Summary Financial Statement 2006 Board of Directors and Group Secretary 27

Summary financial statements
Consolidated income statement
for the year ended 31 December 2006 (Note 1a)

				2006					2005
		2006		Non-	2006		2005		Non-	2005
		Underlying	[1]	underlying [2]	Total		Underlying	[1]	underlying [2]	Total
	Notes	£m		£m	£m		£m		£m	£m

Continuing operations

Revenue		7,427		–	7,427		6,432		–	6,432

Trading costs		(6,354)		(71)	(6,425)		(5,407)		16	(5,391)

Restructuring costs	2	–		(133)	(133)		–		(71)	(71)

Non-trading items	3	–		40	40		–		25	25

Profit from operations		1,073		(164)	909		1,025		(30)	995

Share of result in associates		7		(23)	(16)		28		–	28

Profit before financing and taxation		1,080		(187)	893		1,053		(30)	1,023

Investment revenue		48		–	48		42		–	42

Finance costs		(197)		(6)	(203)		(230)		–	(230)

Profit before taxation		931		(193)	738		865		(30)	835

Taxation		(283)		68	(215)		(243)		108	(135)

Profit for the period from continuing operations		648		(125)	523		622		78	700

Discontinued operations

Profit for the period from discontinued operations	7	2		640	642		85		(9)	76

Profit for the period		650		515	1,165		707		69	776

Attributable to:

Equity holders of the parent		654		515	1,169		696		69	765

Minority interests		(4)		–	(4)		11		–	11

		650		515	1,165		707		69	776

Earnings per share

From continuing and discontinued operations

Basic	5	31.6	p		56.4	p	33.9	p		37.3	p

Diluted	5	31.3	p		55.9	p	33.5	p		36.9	p

From continuing operations

Basic	5	31.5	p		25.4	p	29.8	p		33.6	p

Diluted	5	31.2	p		25.2	p	29.5	p		33.2	p

[1]	Before items described in Note 2 below.

2	Includes restructuring costs, non-trading items, amortisation and impairment of intangibles, IAS 39 adjustment, exceptional items (Nigeria, UK product recall and release of disposal tax provisions) and any associated tax effect.
Consolidated statement of recognised income and expense
for the year ended 31 December 2006 (Note 1a)

	2006	2005
	£m	£m

Currency translation differences (net of tax)	(416)	257

Exchange transferred to income and expense upon disposal	10	–

Actuarial gains/(losses) on post retirement benefit obligations (net of tax)	50	56

Share of associate reserves movements	(2)	–

IAS 39 transfers to income or expense	(1)	6

Net (expense)/income recognised directly in equity	(359)	319

Profit for the period from continuing operations	523	700

Profit for the period from discontinued operations	642	76

Total recognised income and expense for the period	806	1,095

Attributable to:

Equity holders of the parent	810	1,084

Minority interests	(4)	11

	806	1,095

28 Summary financial statements Cadbury Schweppes Summary Financial Statement 2006

Consolidated balance sheet
at 31 December 2006

	2006	2005
	£m	£m

Assets

Non-current assets

Goodwill	2,487	2,299

Acquisition intangibles	3,261	3,200

Software intangibles	155	149

Property, plant and equipment	1,664	1,446

Investment in associates	22	372

Deferred tax assets	170	123

Trade and other receivables	54	70

Other investments	2	2

	7,815	7,661

Current assets

Inventories	728	713

Short-term investments	126	47

Trade and other receivables	1,186	1,180

Tax recoverable	36	47

Cash and cash equivalents	269	332

Derivative financial instruments	51	67

	2,396	2,386

Assets held for sale	22	945

Total assets	10,233	10,992

Liabilities

Current liabilities

Trade and other payables	(1,588)	(1,543)

Tax payable	(239)	(237)

Short-term borrowings and overdrafts	(1,439)	(1,194)

Short-term provisions	(55)	(42)

Obligations under finance leases	(22)	(20)

Derivative financial instruments	(35)	(61)

	(3,378)	(3,097)

Non-current liabilities

Trade and other payables	(30)	(32)

Borrowings	(1,810)	(3,022)

Retirement benefit obligation	(204)	(369)

Tax payable	(5)	(138)

Deferred tax liabilities	(1,050)	(954)

Long-term provisions	(18)	(11)

Obligations under finance leases	(33)	(43)

	(3,150)	(4,569)

Liabilities directly associated with assets classified as held for sale	(9)	(291)

Total liabilities	(6,537)	(7,957)

Net assets	3,696	3,035

Equity

Share capital	262	260

Share premium account	1,171	1,135

Other reserves	2,255	1,613

Equity attributable to equity holders of the parent	3,688	3,008

Minority interest	8	27

Total equity	3,696	3,035

Cadbury Schweppes Summary Financial Statement 2006 Summary financial statements 29

Summary financial statements continued
Consolidated cash flow statement
for the year ended 31 December 2006

		2005
	2006	Re-presented [1]
	£m	£m

Net cash from operating activities	620	891

Investing activities

Dividends received from associates	6	11

Proceeds on disposal of property, plant and equipment	84	37

Purchases of property, plant and equipment	(384)	(298)

Acquisitions of businesses	(375)	(38)

Acquisitions of associates	–	(33)

Net cash assumed on acquisitions	28	1

Sale of investments, associates and subsidiary undertakings	1,295	41

Net cash removed on disposal	(50)	–

Acquisitions and disposals	898	(29)

Movement in equity investments and money market deposits	(82)	(29)

Net cash generated from/(used in) investing activities	522	(308)

Net cash flow before financing activities	1,142	583

Financing activities

Dividends paid	(272)	(261)

Dividends paid to minority interests	(4)	(7)

Proceeds of finance leases	–	1

Capital element of finance leases repaid	(21)	(21)

Proceeds on issues of ordinary shares	38	37

Net movement of shares held under Employee Trust	(4)	71

Proceeds of new borrowings	532	350

Borrowings repaid	(1,481)	(543)

Repayment of non-equity minority interest	–	(219)

Net cash used in financing activities	(1,212)	(592)

Net decrease in cash and cash equivalents	(70)	(9)

Operating net cash and cash equivalents	276	284

Effect of foreign exchange rates	(20)	4

Less: Net cash and cash equivalents included in discontinued operations	–	(3)

Closing net cash and cash equivalents	186	276

[1]	Re-presented to include interest paid and interest received within operating activities, see Note 1(a).

Net cash and cash equivalents includes overdraft balances of £83 million (2005: £56 million; 2004: £41 million).
Ken Hanna
Chief Financial Officer
9 March 2007
The summary financial statements on pages 28 to 36 and the amounts disclosed relating to the Directors’ remuneration on pages 37 to 39 were approved by the Board of Directors on 9 March 2007 and signed on its behalf by Ken Hanna.
The Independent Auditors’ opinion on the full financial statements and on the auditable part of the Directors’ Remuneration Report was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.
30 Summary financial statements Cadbury Schweppes Summary Financial Statement 2006

Reconciliation of cash flow from operating activities

		2005
	2006	Re-presented [1]
	£m	£m

Profit from operations – continuing operations	909	995

Profit from operations – discontinued operations	3	106

	912	1,101
Adjustments for:

Depreciation and amortisation	270	213

Restructuring	50	(17)

Non-trading items	(40)	(25)

Post retirement benefits	(1)	7

Additional funding of past service pensions deficit	(67)	(31)

Other non-cash items	37	11

Operating cash flows before movements in working capital	1,161	1,259

(Increase)/decrease in inventories	(2)	10

Decrease/(increase) in receivables	50	(83)

(Decrease)/increase in payables	(64)	110

Net movement in working capital	(16)	37

Cash generated by operations	1,145	1,296

Interest paid	(214)	(230)

Interest received	28	31

Income taxes paid – excluding disposals	(256)	(206)

Income taxes paid – disposals	(83)	–

Net cash from operating activities		891

[1]	Re-presented to include interest paid and interest received within operating activities, see Note 1(a).
Reconciliation of Free Cash Flow
Free Cash Flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2006	2005
	£m	£m

Net cash from operating activities	620	891
Add back:

Additional funding of past service pensions deficit	67	31

Income taxes paid on disposals	83	–

Less:

Net capital expenditure	(300)	(261)

Net dividends paid	(270)	(257)

Free Cash Flow	200	404

Net capital expenditure includes purchase of property, plant and equipment (£384 million) less proceeds on disposal of property, plant and equipment (£84 million). Net dividends paid includes dividends paid (£272 million), dividends paid to minority interests (£4 million) less dividends received from associates (£6 million).
Cadbury Schweppes Summary Financial Statement 2006 Summary financial statements 31

Summary financial statements continued
Segmental reporting
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
2006	£m	£m	%	£m	%

Americas Beverages	2,566	562	21.9	584	22.8

Americas Confectionery	1,330	181	13.6	207	15.6

EMEA	2,318	205	8.9	276	11.9

Asia Pacific	1,205	142	11.8	165	13.7

Central	8	(181)	n/a	(159)	n/a

	7,427	909	12.2	1,073	14.4

Reconciliation of profit from operations to Underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of	Reversal of		Underlying
	Reported	Restructuring	and impairment	non-trading	UK product	IAS 39	performance
	Performance	costs	of intangibles	items	recall	adjustment	measure
2006	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	562	21	19	(17)	–	(1)	584

Americas Confectionery	181	11	2	14	–	(1)	207

EMEA	205	65	15	(38)	30	(1)	276

Asia Pacific	142	15	2	–	–	6	165

Central	(181)	21	–	1	–	–	(159)

Profit from operations	909	133	38	(40)	30	3	1,073

Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	Margin	operations	Margin
2005	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4

Americas Confectionery	1,228	153	12.4	172	14.0

EMEA	2,257	326	14.4	328	14.5

Asia Pacific	1,157	143	12.3	157	13.5

Central	9	(164)	n/a	(156)	n/a

	6,432	995	15.5	1,025	15.9

Reconciliation of profit from operations to Underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	and impairment	non-trading	IAS 39	performance
	performance	costs	of intangibles	items	adjustment	measure
2005	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524

Americas Confectionery	153	21	2	–	(4)	172

EMEA	326	21	–	(5)	(14)	328

Asia Pacific	143	15	2	–	(3)	157

Central	(164)	8	–	–	–	(156)

Profit from operations	995	71	6	(25)	(22)	1,025

32 Summary financial statements Cadbury Schweppes Summary Financial Statement 2006

Notes to the summary financial statements
1 General information and accounting policies
(a)	The summary financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as endorsed by the European Union. The Group accounting policies are included within the Annual Report & Accounts 2006.

In 2005, the Group’s beverage businesses in Europe and Syria were classified as discontinued operations. In 2006 we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia it has also been classified as a discontinued operation in 2006. This has required the re-presentation of the 2005 financial statements on a comparable basis.

Within the cash flow statement, interest paid and interest received have been reclassified from investing activities to operating activities to achieve consistency with emerging practice and so present more relevant information. The prior period information has been re-presented on a comparable basis.

(b)	Use of management performance measures
We believe that Underlying profit from operations, Underlying profit before tax, Underlying earnings and Underlying earnings per share provide additional information on Underlying trends to shareowners. These measures are used for internal performance analysis and incentive compensation arrangements for employees. The term Underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit and classified as non-underlying in the income statement are summarised below:

>	Restructuring costs – the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the Underlying performance trends of the business;

>	Amortisation and impairment of intangibles – the Group amortises certain short-life brand intangibles. In addition, the impairment of the goodwill initially recognised in respect of Cadbury Nigeria has been recorded outside the Underlying results. These items are not considered to be reflective of the Underlying trading of the Group;

>	Non-trading items – as part of its operations the Group may dispose of subsidiaries, associates, investments and significant fixed assets and may make profits and losses on these or on write-downs of certain non-trading items. Whilst the income or cost stream of these items is considered to be Underlying in value, any profit or loss realised on the ultimate disposal is not considered to be an Underlying profit item;

>	IAS 39 adjustments – fair value accounting – under IAS 39, the Group applies hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its Underlying performance on the internal measure described above;

>	Exceptional items – certain other items which do not reflect the Group’s Underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside Underlying and comprise:
UK product recall – in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling 7 Cadbury branded product lines in the UK and 2 in Ireland have been excluded from the Underlying results of the Group. The impact on trading following the recall is included in Underlying results.
Nigeria – in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical overstatement of financial results and position has been excluded from the Underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the Underlying trading performance of the business.
Cadbury Schweppes Summary Financial Statement 2006 Notes to the summary financial statements 33

Notes to the summary financial statements continued
1 General information and accounting policies continued
Release of disposal tax provisions – in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the Underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the Underlying result.

Recognition of UK deferred tax asset – in 2005, the Group recognised a net deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 current tax charge. As a consequence of its size and one-off nature, this amount has been excluded from the Underlying result.
>	Taxation – the tax impact of the above items are also excluded in arriving at Underlying earnings. In addition, from time to time the Group may make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the Underlying performance; and
2 Restructuring
During 2006, the continuing Group incurred £133 million (2005: £71 million) of restructuring costs. £123 million (2005: £71 million) of this has been incurred as part of the four year Fuel for Growth restructuring programme. In addition, the continuing Group incurred £10 million (2005: £nil) of costs relating to the integration of CSBG.
3 Non-trading items
During 2006, the Group recorded a net gain from non-trading items of £40 million (2005: £25 million). This comprised principally £17 million profit on disposal of Grandma’s Molasses and Slush Puppie (non-core brands in Americas Beverages), £25 million insurance receivable to rebuild the Pontefract factory destroyed by fire in 2005 and £17 million profit on the disposal of Minworth distribution centre, offset by a write down to the recoverable amount of non-core businesses in Canada and Italy of £19 million.
4 Dividends

	2006	2005
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 1 January 2006 of 9.00p (2004: 8.70p) per share	187	178

Interim dividend for the year ended 31 December 2006 of 4.10p (2005: 4.00p) per share	85	82

	272	260

At 31 December 2006 the 2006 final dividend of 9.90p per share had not been approved by the Board and as such is not included as a liability. The expected cash payment in respect of the final dividend for the year ended 31 December 2006 is £206 million.
5 Earnings per share
a Basic EPS – Continuing and discontinued
The reconciliation between reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2006	2006	2005	2005
	£m	pence	£m	pence

Reported – Continuing and discontinued	1,169	56.4	765	37.3

Restructuring costs	133	6.4	86	4.2

Amortisation and impairment of intangibles	38	1.8	6	0.3

Non-trading items	(671)	(32.3)	(16)	(0.8)

UK product recall	30	1.4	–	–

Nigeria adjustments	23	1.1	–	–

IAS 39 adjustment	9	0.5	(23)	(1.1)

Effect of tax on above items*	(26)	(1.2)	(18)	(0.9)

Release of disposal tax provisions	(51)	(2.5)	–	–

Recognition of UK deferred tax asset	–	–	(104)	(5.1)

Underlying – Continuing and discontinued	654	31.6	696	33.9

*	Includes £17 million (2005: £11 million) deferred tax credit arising on the intra-group transfer of brands.
34 Notes to the summary financial statements Cadbury Schweppes Summary Financial Statement 2006

b Diluted EPS – Continuing and discontinued
Diluted EPS has been calculated based on the reported and Underlying earnings amounts above. The diluted reported and Underlying earnings are set out below:

	2006	2005
	pence	pence

Diluted reported – Continuing and discontinued	55.9	36.9

Diluted Underlying – Continuing and discontinued	31.3	33.5

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2006	2005
	million	million

Average shares used in basic EPS calculation	2,072	2,051

Dilutive share options outstanding	19	23

Shares used in diluted EPS calculation	2,091	2,074

Share options not included in the Diluted EPS calculation because they were non-dilutive in the period totalled 0.6 million in 2006 (Full year 2005: 0.6 million), as the exercise price of these share options was above average share price for the relevant year.
c Basic EPS – Continuing
The reconciliation between reported continuing and Underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings		EPS	Earnings	EPS
	2006		2006	2005	2005
	£m		pence	£m	pence

Reported – Continuing operations	527		25.4	689	33.6

Restructuring costs	133		6.4	71	3.5

Amortisation and impairment of intangibles	38		1.8	6	0.3

Non-trading items	(40)		(1.9)	(25)	(1.2)

UK product recall	30		1.4	–	–

Nigeria adjustments	23		1.1	–	–

IAS 39 adjustment	9		0.5	(22)	(1.1)

Effect of tax on above items	(68	)*	(3.2)	(4)	(0.2)

Recognition of UK deferred tax asset	–		–	(104)	(5.1)

Underlying – Continuing operations	652		31.5	611	29.8

*	Includes £17 million (2005: £nil) deferred tax credit arising on the intra-group transfer of brands.
d Diluted EPS – Continuing
Diluted continuing EPS has been calculated based on the reported continuing and Underlying continuing earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is set out in Note 5(b). The diluted reported and Underlying earnings from continuing operations are set out below:

	2006	2005
	pence	pence

Diluted reported – Continuing operations	25.2	33.2

Diluted Underlying – Continuing operations	31.2	29.5

Cadbury Schweppes Summary Financial Statement 2006 Notes to the summary financial statements 35

Notes to the summary financial statements continued
6 Acquisitions
On 2 May 2006 the Group acquired the 55% of Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which it did not previously own for £201 million before assumed net debt of £343 million. The total provisional goodwill recognised (including amounts previously recorded within associates) is £386 million. In addition, separately identifiable intangible assets of £404 million were recognised, principally relating to distribution franchise rights.
The Group also acquired All American Bottling Company for £32 million and Seven Up Bottling Company of San Francisco for £26 million and recognised £23 million of provisional goodwill and separately identifiable intangible assets of £29 million.
In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In 2006, the loan note was converted into equity. The Group acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02%. Goodwill of £9 million was initially recognised as a consequence of both transactions. There were no separately identified intangible assets recognised in respect of these transactions. The total goodwill relating to Cadbury Nigeria, including the historical goodwill arising from previous increases in ownership, of £15 million has been impaired in the year due to the subsequent discovery of the overstatement of the financial position of Cadbury Nigeria.
7 Discontinued operations
Discontinued operations of £642 million includes a net profit on disposal of our beverage businesses in Europe, South Africa and Syria of £591 million. In addition, a £51 million write-back of total tax provisions has been recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
8 Share capital
During the period ended 31 December 2006, 10.7 million ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 31 December 2006 was £2 million.
Independent Auditors’ statement to the members of Cadbury Schweppes plc

We have examined the Summary Financial Statements which comprise the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, reconciliation of cash flow from operating activities, related segmental reporting, related notes 1 to 8 and the Summary Directors’ remuneration report.
This report is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.
Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Summary Financial Statement in accordance with United Kingdom law.
Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within the Summary Financial Statement with the full annual accounts and the Directors’ remuneration report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.
We also read the other information contained in the Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.
Basis of opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Company’s full annual financial statements describes the basis of our audit opinion on those financial statements and the Directors’ remuneration report.
Opinion
In our opinion, the Summary Financial Statements are consistent with the full annual accounts, and the Directors’ remuneration report of Cadbury Schweppes plc for the year ended 31 December 2006 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
9 March 2007

36 Independent Auditors’ statement to the members of Cadbury Schweppes plc Cadbury Schweppes Summary Financial Statement 2006

Summary Directors’ remuneration report

Introduction
Below is a summary of the information in the Directors’ remuneration report. The Report, which is contained in the Annual Report & Accounts 2006, has more details about the Company’s remuneration policy, practices, pension arrangements and incentive plans including a description of the performance conditions. The Report also provides details of all the share awards and options held by the Directors. A copy of the Annual Report & Accounts 2006 is available as described on the inside back cover.
Remuneration policy principles
The Group’s remuneration policy for executives, including executive Directors, for 2006 and subsequent years, is based on the following principles:
>	Basic salary is targeted generally between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance. This, combined with performance related variable elements, is designed to result in upper quartile total remuneration against delivery of superior business results and returns to shareowners;
>	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;
>	The performance conditions for our incentive plans (including the BSRP, LTIP and discretionary share options) are based on the measurable delivery of strong financial performance at constant currency (and on superior shareowner returns for the LTIP) and are widely understood by shareowners;
>	Total remuneration potential is designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;
>	The total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture;
>	Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, the Director is given a period of three to five years in which to satisfy this requirement. The share ownership policy applies to all senior executives in the business with a range from one to three times salary, depending on their level of seniority.
Performance graph
The following graph shows the Company’s performance measured by total shareowner return (TSR) for the five years to 31 December 2006 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Service contracts
All executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the executive Director giving six months’ notice, and expire in the year in which the executive Director reaches their current contractual retirement age of 60. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any executive Director’s employment is terminated without cause, or if the executive Director resigns for good reason, payment of twelve months’ worth of base salary and target AIP will be made, together with benefits for up to twelve months, or for a shorter period if the executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control.
Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the US if there are no suitable opportunities for them when their secondments end. All the contracts are twelve month rolling contracts and, accordingly, no contract has a fixed or unexpired term. All the executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004.
Overview of current remuneration elements for executives including executive Directors

Element and objective	Performance conditions

Base salary	Reflects market value of role and individual’s skills and experience.

Annual Incentive Plan (AIP): Incentivises delivery of performance goals for the year	One year – award subject to achievement of revenue and Underlying economic profit targets.

Bonus Share Retention Plan (BSRP): Supports and encourages share ownership and aids retention	Three years – award of 40% (subject to continued employment), and an additional match of up to 60% (subject to achievement of target in aggregate Underlying economic profit).

Long-Term Incentive Plan (LTIP): Incentivises long-term value creation and aids retention	Three years – half of award subject to total shareowner return ranking relative to a peer group of 27 international consumer goods companies (the names of which are set out on page 60 of the Annual Report & Accounts 2006). Half of award subject to achievement of target in aggregate Underlying earnings per share.

Around two-thirds of each executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each executive Director. Whether particular performance conditions are met is assessed with reference to the Group’s annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited.

Cadbury Schweppes Summary Financial Statement 2006 Summary Directors’ remuneration report 37

Directors’ remuneration report continued
Audited information
Directors’ remuneration tables
Executive Directors’ remuneration

	Base		Other		2006	2005
	salary	Allowances	benefits	AIP/BSRP	Total	Total
	£000	(a) £000	(b) £000	(c) £000	£000	£000

Ken Hanna	560	192	–	592	1,344	1,378

Bob Stack (d)	474	270	155	498	1,397	1,386

Todd Stitzer (d)	877	511	156	929	2,473	2,381

Total	1,911	973	311	2,019	5,214	5,145

Notes

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years. For all Directors, Allowances include flexible benefits and car allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total Annual Incentive Plan award shown was awarded in respect of 2006 performance and invested in the Bonus Share Retention Plan on 5 March 2007 by each eligible Director. The amount shown includes the service related matching award to be awarded under the Bonus Share Retention Plan to each Director.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – US$1,618,846; Bob Stack – US$874,038.

(e)	Ken Hanna, Bob Stack and Todd Stitzer made notional gains of £558,000, £514,000 and £949,000 respectively on the exercise of share options and the vesting of LTIP awards in, or in respect of performance in, 2006. No other Director (except Sir John Sunderland as noted below) made any such gain.

(f)	A total of £33,000 was paid to pension schemes in respect of a past Director’s qualifying services.
Non-executive Directors’ fees

	Other		Fee for chairing	2006	2005
	benefits	Board fee	a committee	Total	Total
	£000	£000	£000	£000	£000

Sanjiv Ahuja (a)	–	32	–	32	–

Wolfgang Berndt	–	51	–	51	46

Rick Braddock	–	76	8	84	82

Roger Carr	–	101	–	101	93

Lord Patten	–	51	–	51	24

Sir John Sunderland (b)	3	381	–	384	132

David Thompson	–	51	15	66	57

Rosemary Thorne	–	51	–	51	46

Raymond Viault (a)	–	24	–	24	–

Baroness Wilcox	–	51	10	61	54

Total	3	869	33	905	534

Notes

(a)	Sanjiv Ahuja was appointed as a non-executive Director on 19 May 2006 and Raymond Viault was appointed as a non-executive Director on 1 September 2006.

(b)	Sir John Sunderland was appointed as non-executive Chairman on 25 August 2005. Other benefits relate to the provision of a car and chauffeur. His gains in the year on share plans arising out of awards made whilst he was an executive Director were £1,242,000. Sir John had until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(c)	None of the non-executives (other than Sir John Sunderland) received any other emoluments during the 2006 financial year.
38 Summary Directors’ remuneration report Cadbury Schweppes Summary Financial Statement 2006

Share ownership

	As at 1 January 2006		As at
	(or date of	As at	9 March 2007
	appointment if later)	31 December 2006	(unaudited)

Sanjiv Ahuja (a)	877	2,287	3,693

Wolfgang Berndt	76,072	81,439	82,939

Rick Braddock	47,528	55,152	56,916

Roger Carr	38,423	47,368	49,755

Ken Hanna (b)(c)	378,143	499,260	678,552

Lord Patten	1,021	5,448	6,698

Bob Stack (c)	764,725	838,558	890,248

Todd Stitzer (c)	551,835	611,000	822,331

Sir John Sunderland (c)	938,658	939,075	939,075

David Thompson	39,825	45,610	47,201

Rosemary Thorne	4,564	9,035	10,285

Raymond Viault (a)	–	9,736	11,328

Baroness Wilcox (d)	27,343	33,291	(N/A	)

Notes

(a)	Sanjiv Ahuja was appointed as a non-executive Director on 19 May 2006 and Raymond Viault was appointed as a non-executive Director on 1 September 2006.

(b)	Ken Hanna’s shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each in March 2007, 2008 and 2009 if he is still employed by the Company at that time.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plans and LTIP shares held in trust.

(d)	Baroness Wilcox retired as a non-executive Director on 31 December 2006.
By order of the Board
Rick Braddock
Chairman of the Remuneration Committee
9 March 2007
Corporate information

Summary corporate governance statement
In 2006, the Company complied in all key respects with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance.
A detailed account of how the Company complies with the Code provisions can be found in our Annual Report & Accounts 2006 and on the Corporate Governance section of our website, together with the Terms of Reference of the Audit, Corporate and Social Responsibility, Nomination and Remuneration Committees, at www.cadburyschweppes.com/EN/investorcentre. Alternatively, they are available from our Group Secretary in hard copy format. Questions relating to our corporate governance policies and procedures should be addressed to the Group Secretary at the Company’s registered office.
Registrars
The Company’s share register is maintained by Computershare Investor Services PLC; queries regarding your shareholding should be directed to them as follows:
>	For the UK and Europe:
The Registrar to Cadbury Schweppes plc,
Computershare Investor Services PLC, PO Box 82,
The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK
Tel: +44 (0) 870 873 5803
Fax: +44 (0) 870 703 6103
>	For the Americas*: The Registrar to Cadbury Schweppes plc, Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, USA Tel: +1 888 728 8741 8.00 a.m. to 5.00 p.m. CST

>	For Asia Pacific*:
The Registrar to Cadbury Schweppes plc, Computershare Limited,
Yarra Falls, 452 Johnston Street, Abbotsford, Vic. 3067, Australia
Tel: +1 800 011 188, from outside Australia: +61 (1) 3 9415 4161
*	Correspondence sent to these addresses will be forwarded to the UK for processing.
>	Global e-mail address web.queries@computershare.co.uk

>	Global web address www.computershare.co.uk
In addition to general queries, for example changes to name or address details, loss of a share certificate or dividend warrant and details of current holdings, the Registrar can assist with the following:
>	Amalgamating different share accounts Shareowners with more than one account, arising from

Cadbury Schweppes Summary Financial Statement 2006 Summary Directors’ remuneration report 39

Corporate information continued

inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrar to amalgamate their holdings.

>	Dividend payments directly into bank accounts
Dividends for shareowners can be paid directly into your bank account with the tax voucher sent direct to the shareowner’s registered address. Please contact our Registrar for a dividend mandate form.

>	Dividends payable in foreign currencies
The Registrar is now able to pay dividends in 37 foreign currencies via a process called TAPS. There is an administrative fee of £2.50 deducted from each dividend payment. Contact our Registrar for further information.

>	Dividend Reinvestment Plan
We have a Dividend Reinvestment Plan (DRIP). This enables shareowners to use their cash dividends to buy ordinary shares in the Company. Full details of the DRIP can be obtained from the Registrar or from our website. Completed application forms for the DRIP, for the final dividend 2006, must be returned to the Registrar by 3 May 2007.
Financial calendar

	Final dividend	Interim dividend
Ordinary shares	for 2006	for 2007

Announcement of results	20 Feb 2007	1 August 2007

Ex-dividend date	25 April 2007	19 Sept 2007

Record date	27 April 2007	21 Sept 2007

Dividend payment	25 May 2007	19 October 2007

Dividends and Annual General Meeting (AGM)
The interim dividend for 2006 of 4.1p per ordinary share was paid on 20 October 2006. The final dividend for 2006 of 9.9p per ordinary share was announced by the Directors on 20 February 2007 and subject to approval at the AGM on 24 May 2007, will be paid on 25 May 2007 to ordinary shareowners and ADR holders on the register at the close of business on 27 April 2007
Low cost share dealing service
Stocktrade offers our non-US resident shareowners a telephone share dealing service. The basic commission charge for this service is 0.5% of the total value of the sale or purchase amount, with a minimum charge of £15. If you are buying shares in a single trade in excess of £10,000, there is an additional charge of 0.5% stamp duty, with a PTM levy of £1.
To use this service please telephone +44 (0) 845 402 3026 between the hours of 8.30 a.m. and 4.30 p.m., quoting Low Co204. For details of the service available to US resident shareowners, please contact the Group Secretariat department at the Company’s registered office on +44 (0) 20 7830 5178, or email group.secretariat@csplc.com
Full terms and conditions and information about our postal and internet share dealing services are available at www.cadburyschweppes.com/lowcost
ShareGift
Shareowners with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is available at www.sharegift.org or by writing to:
ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London, W1K 3HN, UK
Tel: +44 (0) 20 7337 0501
www.sharegift.org
Shareowner fraud – tips on protecting your shareholding
The Financial Services Authority (FSA) estimates that 28 million UK consumers are targeted every year by a wide range of frauds. To reduce the risk of fraud happening to you please consider the following:
>	Ensure all your certificates are kept in a safe place or hold your shares electronically in CREST via a nominee.

>	Keep all correspondence containing your shareowner reference number in a safe place. Destroy correspondence by shredding.

>	If you change your address inform the Registrars. If you receive a letter from the Registrars regarding a change of address and have not recently moved house, please contact them immediately. You may be a victim of identity theft.

>	Know when the dividends are paid. Consider having your dividend paid directly into your bank, reducing the risk of cheques being intercepted or lost in the post. If you change your bank account, inform the Registrar of the details of your new account. Respond to any letters the Registrar sends you about this.

>	Shareowners are advised to be very wary of any unsolicited advice. If you are buying or selling shares, only deal with brokers registered in your country or the UK to buy or sell shares. Over the last year many companies have become aware that their shareowners have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based brokers offering US or UK investments.
If you have any reason to believe that you may have been the target of a fraud, or attempted fraud in relation to your shareholding, please contact the Registrar immediately.
Electronic shareowner communication
The Company offers the opportunity to receive shareowner documents, such as Notices of Meetings, Forms of Proxy, the Summary Financial Statement, and/or Annual Report & Accounts in electronic form via the Internet, rather than in paper form. Shareowners who choose this option will receive a notification by e-mail each time we publish such a document on our website. This has the advantage of early delivery of information, improved accessibility to documents, it also reduces the printing, paper and posting cost to the Company with the added benefit of reducing environmental impact.
To register for communications electronically go to www.computershare.com/uk/cad/Ecomms to register. Your shareowner reference number, which begins with one alphabetical character followed by 10 numerical digits, and postcode will be required as proof of identity.

40 Corporate information Cadbury Schweppes Summary Financial Statement 2006

Availability of the full Annual Report & Accounts 2006 and Form 20-F
The Summary Financial Statement, Summary Directors’ Report and Summary Directors’ Remuneration Report contained within this document are a summary of the information provided in the Financial Statements, Directors’ Report and Directors’ Remuneration Report in our Annual Report & Accounts 2006. The information has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. Prior year information has been restated where indicated. These summary reports do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group and of its policies and arrangements concerning the Directors’ remuneration as would be provided by the Annual Report & Accounts 2006, which contain more detail. A copy of the Annual Report & Accounts 2006 is available on the Company’s website, www.cadburyschweppes.com. Copies can also be obtained, free of charge, by writing to the Group Secretary at the Registered Office. To elect to receive the Annual Report & Accounts for future years, please write to the Registrars.
A Form 20-F has been filed with the Securities and Exchange Commission (SEC) in Washington DC. This filing is available for public inspection and a copy is available on our website.

Basis of preparation
In the discussion of our business performance we describe the year-on-year change in our financial performance. In order to highlight the Underlying like-for-like performance of the business we also show the movements after allowing for the effects of exchange rates, acquisitions and disposals.
Over 80% of the Group’s revenues and profits in 2006 were generated outside the United Kingdom. Constant currency growth was calculated by applying the 2005 exchange rates to the 2006 reported results for the base business (excluding acquisitions).
The contribution from acquisitions during the period equates the current and prior year. Once an acquisition has lapped its acquisition date then it is included within the base business results. For disposals, the prior year base is adjusted to remove the contribution earned for the period that we did not own the business in the current year.
Forward-looking statements Disclaimer: Summary Financial Statement 2006
Statements contained in this Summary Financial Statement may constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In evaluating forward-looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. Cadbury Schweppes does not undertake publicly to update or revise any forward-looking statement that may be made in this Summary Financial Statement, whether as a result of new information, future events or otherwise.

© Cadbury Schweppes plc 2007
The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Summary Financial Statement.
“Sunkist” is a registered trade mark of Sunkist Growers, Inc.
Printed on Revive 50:50 Silk, a 50% recycled paper with FSC certification. The composition of the paper is 25% de-inked post consumer waste, 25% unprinted pre-consumer waste and 50% virgin fibre. All pulps used are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management. The use of the FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.
Photography by Michael Heffernan, David Loftus, Philip Garward and George Brooks
Designed and produced by 35 Communications
Printed in England at St Ives Westerham Press

www.cadburyschweppes.com
Cadbury Schweppes plc
25 Berkeley Square, London W1J 6HB
Telephone: +44 (0) 20 7409 1313 Fax: +44 (0) 20 7830 5200

Exhibit 99.3
POLL CARD FOR USE AT THE ANNUAL GENERAL MEETING

Vote
		For	Against	Withheld
1.	Financial Statements	☐	☐	☐
2.	Declaration of Final Dividend 2006	☐	☐	☐
3.	Directors’ Remuneration Report	☐	☐	☐
4.	Re-appointment of Sir John Sunderland	☐	☐	☐
5.	Re-appointment of Rosemary Thome	☐	☐	☐
6.	Re-appointment of David Thompson	☐	☐	☐
7.	Re-appointment of Sanjiv Ahuja	☐	☐	☐
8.	Re-appointment of Raymond Viault	☐	☐	☐

Vote
		For	Against	Withheld
9.	Re-appointment of Auditors	☐	☐	☐
10.	Remuneration of Auditors	☐	☐	☐
11.	Approve proposed amendments to the Group Share Plans	☐	☐	☐
12.	Authority to serve communications by electronic means	☐	☐	☐
13.	Authority to allot relevant securities	☐	☐	☐
14.	Authority to disapply pre-emption rights	☐	☐	☐
15.	Authority to make market purchases	☐	☐	☐

Signature of shareowner or proxy

NOTES TO THE FORM OF PROXY
1.	A member who wishes to appoint a proxy who is not the Chairman of the meeting must insert the name of the proxy in the space provided. If no name is inserted, the Chairman of the meeting will be deemed appointed as the proxy.

2.	The choices as to how a member may vote are: for; against; or the member may withhold their vote. If a member decides to withhold their vote, the number of votes that the member has will not be counted towards the total number of votes cast “for” or “against” the resolution. If a member does not indicate a choice, their proxy will vote at his or her discretion.

3.	In the case of joint holders, the signature of any one holder is sufficient.

4.	If the appointer is a corporation, this form must be executed under its common seal or be signed by a duly authorised officer, representative or attorney of the corporation, whose capacity should be stated.

5.	To be valid, this form of proxy must be completed, signed, dated and, together with any power of attorney or any other authority under which it is signed, or a duly certificated copy of such power of attorney, it must be deposited (either by hand or via the post using the enclosed reply paid envelope) with the Company’s Registrar so that it arrives by 6 p.m.
on 22 May 2007 at the following address: The Registrar to Cadbury Schweppes plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3ZZ.

6.	To appoint a proxy electronically:
i.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter your unique SRN and PIN and follow the on-line instructions; or

ii.	A member of CREST may use the CREST electronic proxy appointment service. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later that 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

NOTES TO THE POLL CARD
If you have voted by post and do not wish to change your vote, you do not need to complete the poll card at the AGM. If you represent more than one shareowner (other than a shareowner who holds shares jointly with you), or if you have more than one shareholding, you should complete a separate poll card in respect of each holding.
1.	In the case of a Company, a letter of authority will be required unless a suitably completed form of proxy has already been lodged by post. Please also state on the poll card the capacity under which you are signing, e.g. director.

2.	In the case of joint shareowners, if more than one is present, the first named owner on the register should complete and sign the card.

3.	To apportion your votes, please ask the Registrar for a separate card.

4.	The “vote withheld” option is provided to enable you to refrain from voting on any resolution.

Exhibit 99.4

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB United Kingdom
Tel +44 (0)20 7409 1313
Fax +44 (0)20 7830 5200
www.cadburyschweppes.com

Only the holders of ordinary shares of the Company are entitled to attend and vote at the Annual General Meeting.
Other persons to whom this booklet is sent should regard it as for information only.
From the Chairman, Sir John Sunderland
5 April 2007
Dear Shareowner
Annual General Meeting
The Annual General Meeting of the Company will be held on Thursday, 24 May 2007 at 2.30 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting is set out in Appendix 1. In addition to the resolutions usually proposed at our AGM, there are two further Resolutions. Explanatory Notes for these Resolutions are set out in Appendix 2.
Electronic communications with shareowners
As you may know, the Government recently introduced new legislation for companies which includes encouraging greater use of electronic communication with shareowners. As a consequence, at this year’s Annual General Meeting we will be proposing a resolution which would further facilitate electronic communications with our shareowners including via our website or directly by e-mail.
However, if the resolution were passed, I want to assure you that you will be offered the opportunity to continue receiving our Report and Accounts and other information in a paper version if that is the format you prefer.
Communication with regard to making this choice would be sent to you at a future date.
Recommendation
Your Directors believe that all the Resolutions proposed are in the best interests of the Company and its shareowners and unanimously recommend that you vote in favour of them.
Meeting Venue
The Meeting venue will be open to shareowners from 1.30 pm. Cloakrooms are available on the ground floor. Tea, coffee, hot chocolate and soft drinks will be available until 2.15 pm in the Benjamin Britten Lounge on the third floor, accessible by lifts. Soft drinks will be available in the Benjamin Britten Lounge at the conclusion of the Meeting.
The Meeting will be held in the Fleming Room on the third floor. A hearing loop is available. If any shareowner with a disability has a query regarding attendance at the Meeting, please contact Group Secretariat at the above address or telephone 020 7830 5178 by 22 May.
Travel
The nearest Underground stations to The Queen Elizabeth II Conference Centre are Westminster, which is served by the Jubilee, District and Circle lines and St James’s Park, which is on the District and Circle lines. A number of bus services stop in the vicinity, including numbers 11 (Victoria – Liverpool Street), 24 (Victoria – Camden) and 211 (Victoria – Waterloo Station).
I do hope that you will be able to attend the Meeting.
Yours faithfully
Sir John Sunderland
Working together to create brands people love
Registered in England no. 52457. Registered office 25 Berkeley Square, London W1J 6HB

Appendix 1
Notice of Meeting
Notice is hereby given that the Annual General Meeting of Cadbury Schweppes Public Limited Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 24 May 2007 at 2.30 pm for the following purposes:
To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:
1.	That the Financial Statements for the year ended 31 December 2006, and the Reports of the Directors and Auditors be and are received.

2.	That the recommended Final Dividend of 9.9 pence per ordinary share be and is declared payable on 25 May 2007 to holders of ordinary shares registered at the close of business on 27 April 2007.

3.	That the Directors’ Remuneration Report contained in the Annual Report & Accounts be and is approved.

4.	That Sir John Sunderland, a Director retiring by rotation, be and is re-appointed as a Director of the Company.

5.	That Rosemary Thorne, a Director retiring by rotation, be and is re-appointed as a Director of the Company.

6.	That David Thompson, a Director retiring by rotation, be and is re-appointed as a Director of the Company.

7.	That Sanjiv Ahuja, a Director who was appointed by the Board since the last Annual General Meeting, be and is re-appointed a Director of the Company.

8.	That Raymond Viault, a Director who was appointed by the Board since the last Annual General Meeting, be and is re-appointed a Director of the Company.

9.	That the Auditors, Deloitte & Touche LLP, be and are re-appointed to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company.

10.	That the Directors be and are authorised to determine the remuneration of the Auditors.

11.	That the proposed amendments to the rules of the Cadbury Schweppes Long Term Incentive Plan 2004, the Cadbury Schweppes Share Option Plan 2004 and the Cadbury Schweppes (New Issue) Share Option Plan 2004 summarised in the Explanatory Notes at Appendix 2 in the Notice of the 2007 Annual General Meeting be and are approved and the Directors be and are authorised to do all such things as may be necessary to carry the same into effect.

12.	That the Company be and is authorised to serve any notice or send or supply any other document or information to a member (or where applicable a nominee) by making the notice or document or information available on the Company’s website or by using other electronic means.

13.	That the Directors be and are authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum aggregate nominal amount of £86,636,438, at any time or times before the conclusion of the next Annual General
Meeting (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.
To consider and, if thought fit, to pass the following resolutions as Special Resolutions:
14.	That the Directors be and are empowered to allot equity securities (as defined in Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 13 and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:
(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £13,126,733;
and shall expire at the conclusion of the next Annual General Meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.

15.	That the Company be and is generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its own ordinary shares upon and subject to the following conditions:
(i)	the maximum number of such ordinary shares in the Company hereby authorised to be acquired is that number of ordinary shares which has a total nominal value of £26,253,466;

(ii)	the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

(iii)	the maximum price, exclusive of expenses, which

may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(iv)	the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and

(v)	the Company may enter into a contract or contracts for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.
By Order of the Board
Hester Blanks
Group Secretary
25 Berkeley Square
London W1J 6HB
5 April 2007

Notes to the Notice of Meeting
Registered shareowners
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareowners registered in the register of members of the Company as at 6.00 pm on Tuesday, 22 May 2007 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 6.00 pm on Tuesday, 22 May 2007 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
Proxies
A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not also be a member of the Company. Any instrument appointing a proxy must be received at the Registrar’s office not less than 48 hours before the time appointed for holding the Meeting.
A unique Shareowner Reference Number ‘SRN’ and Shareowner Personal Identification Number ‘PIN’ are printed on the enclosed proxy form for those shareowners not already registered to receive e-communications.
To complete and lodge a proxy form, a shareowner can either:
1.	Complete the enclosed proxy form and return it in the reply paid envelope provided; or

2.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter their unique Shareowner Reference Number ‘SRN’ and Shareowner Personal Identification Number ‘PIN’ and follow the online instructions; or
3.	If a member of CREST, use the CREST electronic proxy appointment service, full details of which may be found on the proxy form.
A shareowner who returns a completed proxy form, or registers a proxy form on-line or by using the CREST electronic proxy appointment service may, if they so choose, still attend the Meeting and vote in person.
Voting at the Meeting
All resolutions will be voted on by taking a poll. If you wish to attend and vote at the Meeting, please ensure that you bring your attendance pass and poll card, which are on the reverse of the covering letter attached to the proxy form, enclosed with this document.
Documents available for inspection
Copies of the letters of appointment for Non-Executive Directors are available for inspection at the Registered Office during normal business hours on weekdays (public holidays excepted). On the day of the Meeting, they will be available at The Queen Elizabeth II Conference Centre from one hour prior to, and until the conclusion of, the Meeting. A copy of the full Annual Report & Accounts for the year ended 31 December 2006 (which includes the Directors’ Remuneration Report referred to in Resolution 3) is also available on-line at www.cadburyschweppes.com.
Security
For security reasons, all hand baggage may be subject to examination. Please note that mobile phones, laptop computers, tape recorders, cameras and similar such equipment may not be brought into the Annual General Meeting. Briefcases, umbrellas and other bulky items should be deposited in the cloakroom.
First Aid
In the event that this is required, a member of staff should be contacted for assistance.
Emergency precautions
Any fire warning or other emergency will be accompanied by an announcement. The venue has a number of clearly marked emergency exits which should remain unobstructed at all times.

Appendix 2
Explanatory notes
Directors’ Remuneration Report
Resolution 3
The Directors’ Remuneration Report has been prepared in accordance with the Companies Act 1985. The Report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the principles of good governance relating to Directors’ remuneration. As required by the Companies Act, an ordinary resolution to approve the Report will be proposed at the Meeting. The Report is summarised on pages 37 to 39 of the Summary Financial Statement 2006 and is set out in full on pages 53 to 67 of the Report & Accounts 2006. Both documents may be viewed on and/or downloaded from the Company’s website, www.cadburyschweppes.com.
Directors
Resolutions 4, 5, 6, 7 & 8
Biographical details of the Directors seeking re-appointment are given on pages 26 and 27 of the Summary Financial Statement 2006 and pages 18 and 19 of the Report & Accounts 2006.
The Board members have undertaken a rigorous performance evaluation and review of the Directors including those who are retiring by rotation at the Annual General Meeting and are seeking re-election. The development plans for the Board are reviewed annually and the proposed re-election of the Directors is consistent with the Board’s policy on its development and succession planning. Each Director concerned continues to be an important member of the Board and has demonstrated their continuing commitment to the role.
Sir John Sunderland will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Sir John is Chairman of the Nomination Committee. Sir John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. He has held senior leadership roles within the Company, including being CEO from 1996 to 2003. He was appointed as Chairman in May 2003. Sir John’s experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value.
Rosemary Thorne will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Rosemary is a member of the Audit Committee, Remuneration Committee, Nomination Committee and the Corporate and Social Responsibility Committee. Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organisations.
David Thompson will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. David is Chairman of the Audit Committee and has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee. David is an Audit Committee financial expert as defined by the US Securities and Exchange Commission. He is also a member of the Remuneration Committee and the Corporate and Social Responsibility Committee. David will have served on the Board for over nine years at the date of this Notice and has agreed, at the request of the Board, to remain on the Board for a further period to enable a smooth succession for the key role as Chairman of the Audit Committee.
Sanjiv Ahuja will retire at the Annual General Meeting, in accordance with Article 89 of the Articles of Association having been appointed a Non-Executive Director on the 19 May 2006, and is seeking re-appointment. Sanjiv is a member of the Nomination Committee. Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Raymond Viault will retire at the Annual General Meeting, in accordance with Article 89 of the Articles of Association having been appointed a Non-Executive Director on the 1 September 2006, and is seeking re-appointment. Raymond is a member of the Audit Committee, Remuneration Committee and Nomination Committee. Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Auditors
Resolution 9 & 10
The Resolution to re-appoint the Auditors, Deloitte & Touche LLP, and the resolution to authorise the Directors to determine their remuneration will be proposed as Ordinary Resolutions.
Share Plans
Resolution 11
This Resolution seeks your approval to amend the rules of the Company’s Long-Term Incentive Plan, Share Option Plan 2004 and (New Issue) Share Option Plan 2004. As a consequence of the age discrimination legislation that came into force in October last year, it has been noted that those participants whose employment within the Group ends by reason of retirement (whether before, at or after age 65) may not have the automatic right to be treated in the same way as those leaving for other permitted reasons such as, for example, redundancy or ill-health. However, it is proposed that the rules of the plans be amended so that the Remuneration Committee may, if it wishes to do so, treat such retirees, and others who leave the Group for other reasons, in the same way as those who leave by reason of redundancy.
e-communications
Resolution 12
The purpose of resolution 12 is to allow the Company to take advantage of new Companies Act 2006 rules for communications between companies, their shareowners and others that came into force on 20 January 2007. Although the Company communicates with some of our shareowners directly by e-mail, the new rules allow us to assume that shareowners have agreed to the Company publishing documents and information on its website if certain conditions are met and procedures followed.
The resolution covers all documents or information that the Company sends or supplies to shareowners. This includes, but is not limited to, annual report and accounts, summary financial statements, notice of general meetings and any documents which the Company is required to send to shareowners under the FSA’s Listing Rules or other rules the Company is subject to.
To implement the powers granted under the resolution to make a notice or document or information available on the Company`s website, the Company must write to each shareowner individually to ask if they agree that the Company may send or supply its documents or information generally (or the documents or information in question) to that person by making them available on its website. This request will explain that, if the Company has not received a reply asking for hard copy documents within 28 days of this request, the shareowner will be taken to have agreed to receive a notice, or document or information by means of the website. Shareowners will be sent an e-mail when a relevant document or information is available on the website. If the Company does not have an e-mail address for a shareowner, the Company will post the notification in hard copy. Even if a shareowner fails to respond, and is taken to agree to website publication, he or she can ask for a hard copy of any documents from the Company at any time. The Company will then send the copy free of charge within 21 days of receiving the request.
Renewal of Directors’ powers to allot shares
Resolutions 13 and 14
The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareowners in general meeting. The Company’s Articles of Association permit the Directors to allot unissued shares but this power is subject to renewal by the shareowners. Resolution 13 permits the Directors to issue relevant securities up to an aggregate nominal amount of £86,636,438 (approximately 33% of the issued ordinary share capital as at 20 March 2007, being a date not more than one month prior to this Notice) and Resolution 14 allows Directors to disapply shareowner preemption rights over the allotment of certain shares for cash and/or the sale of shares out of treasury, as these rights create certain technical difficulties, particularly with regard to overseas shareowners. In addition, Resolution 14 gives the Directors power to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £13,126,733 (approximately 5% of the issued ordinary share capital as at 20 March 2007, being a date not more than one month prior to this Notice).
The Company does not hold any shares in treasury as at the date of this Notice. Except for the issue of shares pursuant to the various employee share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.
The authority given in these Resolutions will expire at the conclusion of the Annual General Meeting to be held in 2008. Similar resolutions have been approved by shareowners at each Annual General Meeting since 1982.
As at 20 March 2007 (being the last practicable date prior to the publication of this Notice) the Company’s issued share capital consists of 2,100,277,298 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 20 March 2007 are 2,100,277,298.
Purchase of own shares
Resolution 15
The Directors are seeking to renew the general authority from shareowners to permit the Company to purchase its own ordinary shares by market purchases, not exceeding approximately 10% of the Company’s issued share capital as at 20 March 2007.
The Directors have no current intention of exercising the authority to make market purchases of ordinary shares but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareowners generally.
The total number of options over ordinary shares of 12.5 pence outstanding as at 20 March 2007 was 98,984,646. This represents 4.71% of the issued share capital of the
Company as at that date and would represent 5.24% of the reduced issued share capital, assuming the Company’s authority to purchase its own ordinary shares was used in full.
The Directors may consider that any shares so acquired be held in treasury for possible future resale rather than immediately cancelled. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 require the Company to disclose details of the number of shares held in, cancelled, sold or transferred out of treasury and extend statutory pre-emption rights to sales for cash of treasury shares.
The Listing Rules of the Financial Services Authority provide a prohibition (subject to certain exceptions) on the sale or transfer of shares out of treasury during a close period or in any period when there exists any matter which constitutes inside information in relation to the Company. The Listing Rules also require the disclosure of sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash, non pre-emptively. Furthermore, whilst shares are held in treasury, no dividends will be paid on the shares and no voting rights will attach to them.
The Directors consider that, should the Company exercise its authority to make market purchases of ordinary shares, the holding of shares in treasury would provide advantage to the Company through the opportunity to re-sell shares out of treasury, should the need arise, both quickly and cost effectively and in order to provide additional flexibility in the management of its capital base. The Directors confirm that any subsequent re-sale of shares out of treasury to satisfy the requirements of the Company’s share-based incentive schemes would be made within the overall 10% and 5% equity dilution limits for such schemes for so long as that is required by the guidelines of the Association of British Insurers.
The authority given in this Resolution will expire at the conclusion of the Annual General Meeting to be held in 2008. A similar resolution has been approved by shareowners at each Annual General Meeting since 1998.

Exhibit 99.5

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB United Kingdom
Tel +44 (0)20 7409 1313
Fax +44 (0)20 7830 5200
www.cadburyschweppes.com

5 April 2007
Dear Shareowner,
Cadbury Schweppes Annual Report & Accounts 2006
I am delighted to enclose a copy of our Annual Report & Accounts 2006.
2006 was a year of sound progress for Cadbury Schweppes. Our underlying business performance was satisfactory and most of our financial targets were achieved, despite the challenges we faced in our Europe, Middle East and Africa region, and a demanding cost environment.
This report gives further details on our 2006 results. It describes the businesses we have created, the strength of our brands and the commitment of our people. We have further opportunities to grow value, and have started 2007 with confidence.
On 15 March, soon after this report was approved by the Board, we announced a significant strategic development — the separation of our global confectionery and Americas Beverages businesses. This will allow their respective management teams to focus on extracting the full potential from each of these businesses. A copy of the announcement we made at that time is enclosed.
Your Board is currently evaluating the options for separation to maximise shareowner value, and, on 19 June, we will provide further detail on our plans for our confectionery business and on how we will achieve the separation of Americas Beverages.
Yours sincerely
Sir John Sunderland
Working together to create brands people love
Registered in England no. 52457. Registered office 25 Berkeley Square, London W1J 6HB

15 March 2007
Cadbury Schweppes Announces Separation of Confectionery and Beverages
Cadbury Schweppes announces that it intends to separate its confectionery and Americas Beverages businesses. The Board is evaluating the options for separation to maximise shareowner value. Further information will be provided at the time of the trading update on 19 June.
Sir John Sunderland, Chairman, said: “This decision is of great significance for the Board and the Company. It has been facilitated by acquisitions and disposals over the last decade designed to create a strong and potentially independent Americas Beverages business. In the same time, we have built the world’s largest confectionery business. We believe now is the moment to separate and give both management teams the focused opportunity to extract the full potential inherent in these excellent businesses.”
Todd Stitzer, Chief Executive Officer, said: “Separating these two great businesses will enable two outstanding management teams to focus on generating further revenue growth, increasing margin, and enhancing returns for their respective shareowners.”
Strategic Rationale
In 1997, we adopted our Managing for Value philosophy. Since then we have consistently managed our portfolio of businesses to deliver superior shareowner returns. We have substantially strengthened the position of both our confectionery and beverages businesses through a series of acquisitions and disposals, and through organic investment. We have acquired faster growing, higher return businesses, and disposed of those which were slower growing or less competitively advantaged.
In confectionery, the acquisitions of Hollywood, Dandy, Kent and Adams transformed our confectionery business, giving us the broadest category participation and geographic footprint in the global confectionery industry. Since then, we have continued to strengthen the business through a significant increase in investment and have grown our share to become the leader in global confectionery.
In beverages, we have built critical mass and strengthened our route to market, primarily through acquisition. At the same time we have sold those businesses where we believed we could deliver value to our shareowners via a strategic premium on disposal. Since 1999, we have sold our beverages businesses in over 180 markets. In 2006, we sold our beverages operations in Europe, Syria and South Africa for £1.4 billion.
We have actively sought to significantly improve the performance of our business in the Americas over the last three years, first through restructuring and then by a focus on core brands. This culminated in 2006 when we secured and strengthened our route to market through the acquisition of several of our third party bottlers (including Dr Pepper/Seven Up Bottling Group).
The Board has continued to keep the position of the beverage business under review. Over the last six months, we have successfully integrated the bottling acquisitions and have seen the performance of the enlarged Americas Beverages business strengthen as we have started to deliver the cost and revenue synergies.
In addition, we have conducted a rigorous benchmarking exercise on SG&A costs, and commenced an intensive review of our global confectionery manufacturing footprint. These initiatives have identified further significant opportunities for increased margins and enhanced returns in the confectionery business.
Following our preliminary results announcement on 20 February, and in line with our usual practice, we met with most of our major shareowners representing around 40% of our shares. These shareowners were positive about our transformation of the company, supportive of our plans for enhanced growth and returns and interested in our views on separation.
A Focused Global Confectionery Business
We are the largest confectionery business in the world with a 10% global market share. This leadership position is built on a broad geographic spread, substantial participation in all the confectionery categories (chocolate, gum and candy) and a strong portfolio of brands (including Cadbury, Trident, Halls and Dentyne). We are number one or number two in nearly half of the world’s top 50 confectionery markets. With around one third of our confectionery revenues generated in emerging markets, we have the largest and most broadly-based emerging markets presence.
Our confectionery revenues over the last three years have grown at over 5% pa compared to an average of 3% pa in the previous three years. This acceleration in revenue growth has been driven by a shift toward higher growth categories and markets, increased innovation and higher growth investment. In the last three years we have:
• Revitalised our core Cadbury Dairy Milk brand and expanded our premium chocolate offers through both the Cadbury and Green and Black’s brands;
• Increased our gum revenues by over 10% pa; gained share in the key markets of the US, France, Spain, Japan and Thailand; and launched gum through existing routes to market in the UK and Malaysia;
• Grown Halls in emerging markets and launched in new markets through our existing distribution systems; and
• Grown our emerging markets business by over 10% pa.

We have been examining options to enhance the performance of our confectionery business, including a detailed review of costs and external benchmarking. At the Consumer Analysts’ Group of New York (CAGNY) conference in February, we highlighted a number of levers to significantly improve margins and returns, including:
• Improving the margin performance in emerging markets;
• Reconfiguring our supply chain; and
• Reducing SG&A costs.
These initiatives will require incremental investment, and we believe that the returns for our shareowners will be maximised through a focused stand-alone confectionery business.
A Focused Americas Beverages Business
Our Americas Beverages business has a strong portfolio of non-cola carbonated soft drinks (including Dr Pepper, 7 UP, Sunkist and A&W) and non-carbonated soft drinks (including Snapple, Mott’s, Hawaiian Punch and Clamato).
The business has been significantly strengthened in recent years through restructuring and focus on our core brands. Over the last three years we have:
• Revitalised our CSD business in the US;
• Grown our share of the CSD market by nearly 150 basis points; and
• Improved the performance of our non-CSD portfolio.
The acquisition of key independent bottlers (including Dr Pepper/Seven Up Bottling Group) in 2006, gave us control of the manufacture and distribution of over 40% of our volumes. The integration is proceeding to plan and we are beginning to see material benefits from our stronger distribution platform: broader distribution for our brands; greater focus on faster growing and more profitable channels; and improvement in our cost competitiveness.
Looking forward, significant further value will be delivered from Americas Beverages as the business:
• Capitalises on its strong brand equities;
• Derives further benefits from innovation in both CSDs and non CSDs, such as 7 UP Natural, super-premium Snapple teas, and entry into the high-growth sports drink market through the forthcoming launch of Accelerade; and
• Delivers ongoing cost and revenue synergies from the bottling acquisitions.
The Board believes Americas Beverages now has the appropriate platform to exploit the benefits of focus as a stand-alone business. Therefore, it is the right time to pursue a separation of Americas Beverages and we are evaluating the options to achieve this.
Further Update
At the time of our trading update on 19 June, we will provide more detail on our confectionery business plans and the mechanism for separating Americas Beverages.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1. About Americas Beverages
Americas Beverages sells carbonated (CSDs) and non-carbonated (non CSDs) drinks in the US, Canada and Mexico. In carbonates, it has leading brands in the flavours (non-cola) category, including Dr Pepper, 7 UP, A&W, Sunkist, Peñafiel, Schweppes and Canada Dry. Its non-carbonate brands include still fruit juices, iced teas and water, with Snapple, Mott’s, Hawaiian Punch and Clamato being the four largest brands. It also distributes brands owned by third-parties, such as Monster energy drink, Glaceau vitamin water and Fiji mineral water. Americas Beverages employs around 18,000 people.
In the year to 31 December 2006, Americas Beverages contributed the following amounts to Group results:

(£m except where stated)	2006
Revenue	2,566
Underlying EBITDA	667
Underlying profit from operations	584
Profit from operations	562
Underlying operating margin	22.8%
Operating margin	21.9%
Gross assets	3,902
Net assets	2,720
Revenue, underlying profit from operations and profit from operations include a contribution from the Cadbury Schweppes Bottling Group (CSBG) businesses from their respective acquisition dates.
2006 pro-forma revenues and underlying profit from operations for Americas Beverages (including an estimated full year contribution from CSBG) were £3 billion and £600 million respectively.